     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 7, 1998



                                                      REGISTRATION NO. 333-58921

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                  FORM S-4/A-1


                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                                  VIATEL, INC.

             (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                          4813                  13-3787366
 (State or Other Jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
Incorporation or Organization)                                      Number)

                                800 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 350-9200
         (Address, Including Zip Code, and Telephone Number, Including
            Area Code, of Registrant's Principal Executive Offices)

                         ------------------------------

       SHELDON M. GOLDMAN, ESQ.
        SENIOR VICE PRESIDENT
 BUSINESS AFFAIRS AND GENERAL COUNSEL
             VIATEL, INC.
           800 THIRD AVENUE
       NEW YORK, NEW YORK 10022
            (212) 350-9261
 (Name, Address, Including Zip Code,
            and Telephone
Number, Including Area Code, of Agent
             For Service)

                        COPIES OF ALL COMMUNICATIONS TO:

       JAMES P. PRENETTA, ESQ.
       KELLEY DRYE & WARREN LLP
           101 PARK AVENUE
       NEW YORK, NEW YORK 10178
            (212) 808-7800

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the registration statement becomes effective.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                  VIATEL, INC.
                               OFFER TO EXCHANGE
 12.50% SENIOR DISCOUNT NOTES DUE 2008 AND 11.25% SENIOR NOTES DUE 2008 (DOLLAR DENOMINATED) AND 12.40% SENIOR DISCOUNT NOTES DUE 2008 AND 11.15% SENIOR NOTES
                           DUE 2008 (DM DENOMINATED)
WHICH HAVE BEEN REGISTERED UNDER THE SECURITIES ACT FOR ANY AND ALL OUTSTANDING
 12.50% SENIOR DISCOUNT NOTES DUE 2008 AND 11.25% SENIOR NOTES DUE 2008 (DOLLAR DENOMINATED) AND 12.40% SENIOR DISCOUNT NOTES DUE 2008 AND 11.15% SENIOR NOTES
                           DUE 2008 (DM DENOMINATED)
            WHICH HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT


    The Exchange Offer and withdrawal rights will expire at 5:00 p.m., New York City time, on September 16, 1998 (as such date may be extended, the "Expiration Date").


    Viatel, Inc., a Delaware corporation ("Viatel" and together with its subsidiaries, the "Company") hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying letters of transmittal (the "Letters of Transmittal") (which together constitute the "Exchange Offers"), to exchange its (i) 12.50% Senior Discount Notes Due 2008 (Dollar Denominated) (the "12.50% Exchange Notes"), (ii) 11.25% Senior Notes Due 2008 (Dollar Denominated) (the "11.25% Exchange Notes"), (iii) 12.40% Senior Discount Notes Due 2008 (DM Denominated) (the "12.40% Exchange Notes") and (iv) 11.15% Senior Notes Due 2008 (DM Denominated) (the "11.15% Exchange Notes" and together with the 12.50% Exchange Notes, the 11.25% Exchange Notes and the 12.40% Exchange Notes, the "Exchange Notes"), each of which has been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like principal amount of Viatel's (w) 12.50% Senior Discount Notes Due 2008 (Dollar Denominated) (the "Existing 12.50% Notes"), (x) 11.25% Senior Notes Due 2008 (Dollar Denominated) (the "Existing 11.25% Notes"), (y) 12.40% Senior Discount Notes Due 2008 (DM Denominated) (the "Existing 12.40% Notes") and (z) 11.15% Senior Notes Due 2008 (DM Denominated) (the "Existing 11.15% Notes" and together with the Existing 12.50% Notes, the Existing 11.25% Notes and the Existing 12.40% Notes, the "Existing Notes"), respectively, each of which has not been registered under the Securities Act. The Existing 12.50% Notes and the Existing 12.40% Notes are hereinafter sometimes referred to as the "Existing Discount Notes" and the Existing 11.25% Notes and the Existing 11.15% Notes are sometimes hereinafter referred to as the "Existing Senior Notes." The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the corresponding series of Existing Notes except that the Exchange Notes will not bear legends restricting the transfer thereof or contain interest rate step-up provisions upon failure to register the Existing Notes. The Exchange Notes will evidence the same debt as the Existing Notes and will be issued pursuant to, and entitled to the benefits of, the Indentures (as defined herein) pursuant to which the Existing Notes were issued. The Existing Notes and the Exchange Notes are referred to collectively herein as the "Notes". As of the date hereof, $500.0 million principal amount at maturity ($272,055,000 original issue price) of Existing 12.50% Notes, $400.0 million principal amount of Existing 11.25% Notes, DM 226.0 million principal amount at maturity (DM 123,549,680 original issue price) of Existing 12.40% Notes and DM 178.0 million principal amount of Existing 11.15% Notes are outstanding.

    The Existing Notes were issued by Viatel in an offering (the "Offering") of
(i) Senior Discount Dollar Units (the "Senior Discount Dollar Units"), each of which consisted of one U.S. dollar denominated Existing 12.50% Note and .490 of a share of Series A redeemable convertible preferred stock, $.01 par value per share, of Viatel (the "Series A Preferred"), (ii) Senior Dollar Units (the "Senior Dollars Units"), each of which consisted of one U.S. dollar denominated Existing 11.25% Note and .483 of a share of Series A Preferred, (iii) Senior Discount DM Units (the "Senior Discount DM Units"), each of which consisted of one DM denominated Existing 12.40% Note and 2.77 DM denominated 10% Subordinated Convertible Debentures Due 2011 (the "Subordinated Convertible Debentures") and
(iv) Senior DM Units (the "Senior DM Units" and together with the Senior Discount Dollar Units, the Senior Dollar Units and the Senior Discount DM Units, the "Units"), each of which consisted of one DM denominated Existing 11.15% Note and 2.69 Subordinated Convertible Debentures. The Existing Notes will become separately tradeable from the Series A Preferred and the Subordinated Convertible Debentures, as the case may be, upon effectiveness of the Registration Statement (as defined herein) of which this Prospectus forms a part.

    Viatel will accept for exchange any and all Existing Notes that are validly tendered prior to 5:00 p.m., New York City time, on the Expiration Date. Tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offers are not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange. However, the Exchange Offers are subject to certain customary conditions, which may be waived by Viatel. Viatel reserves the right to amend, terminate or extend the Exchange Offers at any time prior to the Expiration Date upon the occurrence of any such condition. The Existing 12.50% Notes may be tendered only in multiples of $1,000 principal amount at maturity, the Existing 11.25% Notes may be tendered only in multiples of $1,000 principal amount, the Existing 12.40% Notes may be tendered only in multiples of DM 100,000 principal amount at maturity and any integral multiple of DM 1,000 above such number and the Existing 11.15% Notes may be tendered only in DM 100,000 principal amount and any integral multiple of DM 1,000 above such number. See "The Exchange Offers."

    The Exchange Offers are being made pursuant to the terms of the Registration Rights Agreement, dated April 3, 1998 (the "1998 Registration Rights Agreement"), entered into among Viatel, Morgan Stanley & Co. Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.) Securities, Inc., and NationsBanc Montgomery Securities LLC (collectively, the "Initial Purchasers") pursuant to the terms of a Purchase Agreement, dated April 3, 1998 (the "Purchase Agreement") among Viatel and the Initial Purchasers. See "The Exchange Offers."

    Any Existing Notes not tendered and accepted in the Exchange Offers will remain outstanding and will be entitled to all the rights and preferences, and will be subject to the limitations applicable thereto, under the respective Indenture governing such Notes. Following consummation of the Exchange Offers, the holders of Existing Notes will continue to be subject to the existing restrictions upon transfer thereof, and Viatel will have no further obligation to such holders to provide for the registration under the Securities Act of the Existing Notes held by them. Following completion of the Exchange Offers, none of the Notes will be entitled to the step-up in interest rate relating to the obligations of Viatel to register the Existing Notes within a specific period of time. See "Risk Factors -- Consequences of Failure to Exchange Existing Notes" and "The Exchange Offers."


    Interest on the Existing 12.50% Notes and the 12.50% Exchange Notes (collectively, the "12.50% Notes"), is 12.50% per annum and interest on the Existing 12.40% Notes and the 12.40% Exchange Notes (collectively, the "12.40% Notes") is 12.40% per annum. Interest on the 12.50% Notes and the 12.40% Notes (collectively, the "Discount Notes") is payable semi-annually in cash on April 15 and October 15 of each year prior to maturity, commencing October 15, 2003. Interest on the Existing 11.25% Notes and the

                                                        (CONTINUED ON NEXT PAGE)

                            ------------------------
    SEE "RISK FACTORS" BEGINNING ON PAGE 23 HEREIN FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY ELIGIBLE HOLDERS IN EVALUATING THE EXCHANGE OFFERS.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                The date of this Prospectus is August 11, 1998.

11.25% Exchange Notes (collectively, the "11.25% Notes") is 11.25% per annum and interest on the Existing 11.15% Notes and the 11.15% Exchange Notes (collectively, the "11.15% Notes") is 11.15% per annum. Interest on the 11.25% Notes and the 11.15% Notes (collectively, the "Senior Notes") is payable semi-annually in cash on April 15 and October 15 of each year prior to maturity, commencing October 15, 1998. For U.S. federal income tax purposes, holders of Discount Notes will be required to include amounts in gross income in advance of receipt of the cash payments to which income is attributable. See "Certain Income Tax Considerations."

    The Notes

are redeemable, at Viatel's option, in whole or in part, at any time on or after April 15, 2003, at the redemption prices set forth herein. In addition, at any time prior to April 15, 2001, Viatel may, at its option, redeem up to 35% of the aggregate principal amount at maturity of the Notes with the net proceeds of one or more Public Equity Offerings (as defined herein) at the redemption prices set forth herein, plus accrued and unpaid interest, if any; PROVIDED (i) that Notes representing at least 65% of the principal amount at maturity of the Notes initially issued remain outstanding immediately after each such redemption and
(ii) that notice of such redemption is mailed within 60 days of each such Public Equity Offering. See "Description of the Exchange Notes -- Optional Redemption."

    Upon a Change of Control (as defined herein), Viatel will be required to make an offer to purchase the Notes, at a purchase price of 101% of their Accreted Value (as defined herein) in the case of the Discount Notes and 101% of the principal amount in the case of the Senior Notes (as defined herein), in each case, plus accrued and unpaid interest thereon to the repurchase date. See "Description of the Exchange Notes -- Repurchase of Notes Upon a Change of Control."


    The Existing Notes are, and the Exchange Notes will be, unsecured (except as described below), senior obligations of Viatel, ranking PARI PASSU in right of payment with all existing and future unsecured unsubordinated obligations and will be senior in right of payment to all existing and future subordinated indebtedness of Viatel. After giving PRO FORMA effect to the Tender Offer (as defined herein) and the Offering, at March 31, 1998, Viatel would have had approximately $845.7 million of senior indebtedness. The Existing Notes are, and the Exchange Notes will be, effectively subordinated to all existing and future liabilities (including trade payables) of Viatel's subsidiaries. As of March 31, 1998, Viatel's subsidiaries had approximately $14.7 million of liabilities (excluding intercompany payables). The Indentures limit the ability of Viatel and its subsidiaries to incur additional indebtedness. See "Risk Factors -- Substantial Indebtedness; Ability to Service Debt; Restrictive Covenants." On the closing date of the Offering, Viatel utilized a portion of the net proceeds from the sale of the Existing 11.25% Notes to purchase a portfolio of U.S. Pledged Securities (as defined herein), consisting of U.S. government obligations, and utilized a portion of the net proceeds from the sale of the Existing 11.15% Notes to purchase a portfolio of DM Pledged Securities (as defined herein), consisting of German government obligations, that have been pledged as security for the first six scheduled interest payments on the 11.25% Notes and 11.15% Notes, respectively.



    The Existing Notes were issued and sold on April 8, 1998 in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws and may not be offered or sold in the United States unless so registered or pursuant to an applicable exemption under the Securities Act and applicable state securities laws. The Exchange Notes are being offered hereunder in order to satisfy certain obligations of Viatel contained in the 1998 Registration Rights Agreement. Based on interpretations by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters and interpretive letters issued to third parties, Viatel believes that the Exchange Notes issued pursuant to the Exchange Offers in exchange for Existing Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a broker-dealer who purchased Existing Notes directly from Viatel for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is not an affiliate of Viatel, within the meaning of Rule 405 under the Securities Act, is acquiring the Exchange Notes in the ordinary course of business and such holder is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in any distribution of the Exchange Notes. However, Viatel has not sought a no-action letter with respect to the Exchange Offers and there can be no assurance that the staff of the Commission would make a similar determination with respect to the Exchange Offers. Holders of the Existing Notes (other than broker-dealers) wishing to accept the Exchange Offers must represent to Viatel in the Letters of Transmittal that the conditions referred to above have been met.


    Any holder who tenders in the Exchange Offers with the intention to participate, or for the purpose of participating, in a distribution of the Exchange Notes (i) may not rely upon such interpretations by the staff of the Commission, (ii) will not be entitled to validly tender Existing Notes in the Exchange Offers and (iii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of such Existing Notes, unless such sale or transfer is made pursuant to an exemption from, or in a transaction not subject to, such requirements.

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes. The Letters of Transmittal accompanying this Prospectus state that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities. Pursuant to the 1998 Registration Rights Agreement, Viatel has agreed that, for a period of 180 days after the closing of the Exchange Offers, it shall use its best efforts to maintain the effectiveness of the Registration Statement of which this Prospectus is a part, in connection with any such resale.


    Upon consummation of the Exchange Offers, the 12.50% Exchange Notes and the 11.25% Exchange Notes will be represented by permanent global notes in definitive, fully registered book-entry form ("New Global Notes") deposited with a custodian for, and registered in the name of, The Depositary Trust Company ("DTC") or its nominee. The 12.50% Exchange Notes and the 11.25% Exchange Notes represented by the New Global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee and its direct and indirect participants, including Morgan Guaranty Trust Company New York, Brussels Office, as operator of the Euroclear System ("Euroclear") and Citibank N.A., as operator of Cedel Bank SOCIETE ANONYME ("Cedel").



    Upon consummation of the Exchange Offers, the 12.40% Exchange Notes and the 11.15% Exchange Notes issued in exchange for Existing 12.40% Notes and Existing 11.15% Notes, respectively, originally sold outside the United States pursuant to Regulation S under the Securities Act ("Regulation S") will be represented by permanent global certificates in bearer form, deposited with Deutsche Borse Clearing AG ("DBC") (the "New DBC-DM Global Certificates") and will represent the 12.40% Exchange Notes and 11.15% Exchange Notes held by account holders in DBC, including the 12.40% Exchange Notes and 11.15% Exchange Notes which are held through Euroclear and Cedel, each of which has an account with DBC. The 12.40% Exchange Notes and 11.15% Exchange Notes represented by the New DBC-DM Global Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DBC and its direct and indirect participants. Certificated notes will not be issued in exchange for legal co-ownership interests in the New DBC-DM Global Certificates. Upon consummation of the Exchange Offers, the 12.40% Exchange Notes and 11.15% Exchange Notes issued in exchange for Existing 12.40% Notes and Existing 11.15% Notes, respectively, originally sold pursuant to Rule 144A under the Securities Act ("Rule 144A") will be represented by permanent global certificates in definitive, fully registered book-entry form deposited with a custodian for, and registered in the name of DTC or its nominee (the "New DTC-DM Global Certificates" and together with the New DBC-DM Global Certificates, the "New Global Certificates"). The 12.40% Exchange Notes and 11.15% Exchange Notes represented by the New DTC-DM Global Certificates will be shown on, and transfers thereof will be effected only through, records maintained by DTC or its nominee and its direct and indirect participants. Certificated notes will not be issued in exchange for beneficial interests in the New DTC-DM Global Certificates. See "Description of the Exchange Notes -- Book Entry; Delivery and Form."

    There has previously been only a limited secondary market, and no public market, for the Existing Notes. The Existing Notes have been approved for trading in the Private Offering, Resales and Trading through Automatic Linkages ("PORTAL") market. There is no established trading market for the Exchange Notes. Viatel does not currently intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development of any market for or the liquidity of any market that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such a trading market were to develop, the Exchange Notes could trade at prices that may be higher or lower than the initial market values depending on many factors, including prevailing interest rates, Viatel's results of operations, the market for similar securities and general macroeconomic and market conditions. Depending on such factors, the Exchange Notes may trade at a discount from their face value. See "Risk Factors -- Absence of a Public Market for the Exchange Notes."



    Viatel will not receive any proceeds from the Exchange Offers. Pursuant to the 1998 Registration Rights Agreement, Viatel will bear all expenses incident to Viatel's consummation of the Exchange Offers and compliance with the 1998 Registration Rights Agreement. See "The Exchange Offers."



    This Prospectus, together with the Letters of Transmittal, are being sent to all holders of Existing Notes as of August 10, 1998 (the "Exchange Record Date").



    THE EXCHANGE OFFERS ARE NOT BEING MADE TO, NOR WILL VIATEL ACCEPT SURRENDERS OF EXISTING NOTES FOR EXCHANGE FROM, HOLDERS OF EXISTING NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFERS OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.


    NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY EXCHANGE MADE PURSUANT HERETO SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VIATEL OR THAT THE INFORMATION SET FORTH HEREIN IS CURRENT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

    THIS PROSPECTUS AND THE RELATED LETTERS OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. HOLDERS OF EXISTING NOTES ARE URGED TO READ THIS PROSPECTUS AND THE RELATED LETTERS OF TRANSMITTAL CAREFULLY BEFORE DECIDING WHETHER TO TENDER THEIR EXISTING NOTES PURSUANT TO THE EXCHANGE OFFERS.

    THE 12.40% EXCHANGE NOTES AND THE 11.15% EXCHANGE NOTES ARE ISSUED UNDER THE "EURO SECURITIES EXEMPTION" PURSUANT TO SECTION 4 PARAGRAPH 1 NO. 1 AND SECTION 4 PARAGRAPH 2 OF THE SECURITIES SALES PROSPECTUS ACT OF THE FEDERAL REPUBLIC OF GERMANY (WERTPAPIER-VERKAUFSPROSPEKTGESETZ) OF 13 DECEMBER, 1990 (THE "SECURITIES PROSPECTUS ACT") OR UNDER ANOTHER EXEMPTION UNDER THE SECURITIES PROSPECTUS ACT.

                            ------------------------


    THIS PROSPECTUS INCLUDES "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES LAWS. ALL STATEMENTS REGARDING THE COMPANY'S EXPECTED FINANCIAL POSITION, BUSINESS AND FINANCING PLANS ARE FORWARD-LOOKING STATEMENTS. ALTHOUGH THE COMPANY BELIEVES THAT THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE REASONABLE, IT CAN GIVE NO ASSURANCE THAT SUCH EXPECTATIONS WILL PROVE TO HAVE BEEN CORRECT. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM SUCH EXPECTATIONS ARE DISCLOSED IN THIS PROSPECTUS. ALL SUBSEQUENT WRITTEN AND ORAL FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO THE COMPANY OR PERSONS ACTING ON ITS BEHALF ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY THE CAUTIONARY STATEMENTS. NOTHING CONTAINED IN THIS PROSPECTUS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO FUTURE RESULTS OR EVENTS.


                            ------------------------

    VIACALL, VIACALL Plus, VIACALL Express, VIAPN and VIAISDN are marketed under a number of pending service marks and the Company uses various registered logos including "Viatel," a federally registered service mark in the United States.

                             AVAILABLE INFORMATION

    Viatel has filed with the Commission a Registration Statement on Form S-4 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act with respect to the Exchange Notes offered by this Prospectus. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Each statement made in this Prospectus referring to a document filed as an exhibit or schedule to the Registration Statement is not necessarily complete and is qualified in its entirety by reference to the exhibit or schedule for a complete statement of its terms and conditions. Viatel is subject to the informational and reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, statements and other information filed by Viatel with the Commission in accordance with the Exchange Act may be inspected, without charge, and copied at the Public Reference Section of the Commission located at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Northeast Regional Office of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at its Chicago Regional Office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of all or any portion of such materials may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees.


    The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's Web site is http://www.sec.gov. Viatel's common stock, $.01 par value per share (the "Common Stock"), is traded on the Nasdaq National Market, and its periodic reports, proxy and information statements and other information also can be inspected at the office of NASDAQ Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                                    SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY AND SHOULD BE READ IN CONJUNCTION WITH THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, AND OTHER FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. CAPITALIZED TERMS USED IN THIS SUMMARY AND NOT OTHERWISE DEFINED SHALL HAVE THE MEANING SPECIFIED ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

OVERVIEW

    The Company is a rapidly growing international telecommunications company providing high quality, competitively priced, international and domestic long distance telecommunications services, primarily to small and medium-sized businesses, carriers and resellers. The Company established an early presence in several key Western European countries to capitalize on the opportunities presented by full deregulation of the telecommunications industry. The Company currently operates one of the largest alternative Pan-European networks, with international gateway switching centers in New York and London, network points of presence ("POPs") in 30 cities, direct sales forces in nine Western European cities and indirect sales offices in more than 100 additional locations in Western Europe. The Company's telecommunications revenues have grown from $32.3 million in 1995 to $73.0 million in 1997.

    The Company believes that network ownership is critical to becoming a high quality, low-cost provider and will create the necessary platform to provide a full array of telecommunications products and services to customers. The Company has recently initiated a program to own key elements of its network infrastructure, including interests in fiber optic cable systems. As part of this strategy, the Company is developing a state-of-the-art fiber optic ring which will connect five countries and will include London, Paris, Nancy, Strasbourg, Stuttgart, Frankfurt, Cologne, Dusseldorf, Essen, Brussels, Antwerp, Rotterdam and Amsterdam (the "Circe Network"). The Circe Network will be a high quality, high capacity, bi-directional self-healing ring, utilizing advanced synchronous digital hierarchy ("SDH") and dense wave division multiplexing ("DWDM") technologies. Bechtel International, Inc. (together with its affiliated companies, "Bechtel"), one of the largest construction contractors in the world, has been engaged by the Company to manage the construction of the system.

    The Circe Network will significantly expand the Company's revenue opportunities by enabling it to (i) provide a broader range of products and services to retail customers, (ii) provide wholesale services to the large base of resellers that the Company expects will develop as deregulation continues in Western Europe and (iii) capitalize on the growing demand for bandwidth intensive services in Europe. The Company believes there is currently a shortage of cost-effective capacity between Western European countries. Under the traditional system of carrying cross-border telecommunications traffic in Europe, no incumbent telecommunications operator ("ITO") developed end-to-end cross-border circuits. In addition, the Company believes no alternative carrier currently offers cost-effective capacity. The Circe Network will offer cost-effective cross-border connectivity between major Western European cities as a compelling alternative to ITO-provided leased lines, which suffer from a number of deficiencies in terms of cost, quality and availability. The Circe Network will allow the Company to become a preferred provider of bandwidth to new entrants, such as alternative carriers, global consortia of telecommunications operators, international carriers, Internet backbone networks, resellers, value-added networks and other service providers (collectively, "New Entrants").

THE CIRCE NETWORK

    The Circe Network is expected to have approximately 3,671 route kilometers, including approximately 471 route kilometers of a Belgium national network and 320 route kilometers of undersea fiber optic cable. The development and operational start-up of the Circe Network is estimated to cost approximately $530.0 million. The Company commenced construction of Phase 1 of the Circe Network, consisting of the portion of the Circe Network connecting London, Paris, Brussels, Antwerp, Rotterdam and Amsterdam ("Phase 1"). The Company plans to commence construction of Phase 2 of the Circe Network, consisting of the portion of the Circe Network connecting Paris, Nancy, Strasbourg, Stuttgart, Frankfurt, Cologne, Dusseldorf, Essen and Amsterdam ("Phase 2"). The Company began construction of the Circe Network in the Spring of 1998, with initial turn-up in the first quarter of 1999. The Circe Network will be deployed along various rights-of-way, including motorways, railways, waterways and pipelines through a combination of "new digs" and the acquisition of dark fiber. Key characteristics of the Circe Network will include:


        STATE-OF-THE-ART TECHNOLOGY. The Company will install state-of-the-art, technologically advanced equipment in a uniform configuration throughout the entire Circe Network, which will provide a Pan-European SDH self-healing ring. The Circe Network will use laser-generated light to transmit bi-directionally over fiber optic glass strands with an initial capacity of 20 gigabits per second ("Gb/s"). In connection with the development and construction of the Circe Network, the Company will be upgrading its Network Operations Centers ("NOCs") to enable real-time monitoring and reconfiguration of its network.

        HIGH SECURITY AND RELIABILITY. The Circe Network is being designed for high security and reliability, based upon (i) a self-healing system that will allow for instantaneous restoration, virtually eliminating down time in the event of a fiber cut, (ii) fiber cable generally installed in high-density polyethylene conduits on terrestrial portions of the system and
    (iii) advanced cable armoring techniques on the submarine portions of the system.

        ADDITIONAL CAPACITY AND FLEXIBILITY. The Circe Network's high-density network architecture may be upgraded, without service interruption, to 160 Gb/s (16 STM-64) through the use of DWDM and bi-directional multi-wavelength optical amplifiers, to support future demand for bandwidth intensive data applications such as frame relay, Internet and asynchronous transfer mode ("ATM") services. The Company is currently marketing capacity on the system to other telecommunications carriers and New Entrants. The Circe Network will enable the Company to expand the reach of its existing network to additional strategic destinations through the exchange of capacity on the Circe Network for capacity on other fiber optic systems. See
    "Business -- Circe Network."


    The Company began planning Phase 1 of the Circe Network in the Fall of 1997 and retained MK International Limited ("MKI"), a subsidiary of WorldCom, Inc. ("WorldCom"), to perform a feasibility study and to propose a terrestrial route for Phase 1. On January 28, 1998, the Company received a preliminary route study from MKI which identifies (i) the preferred rights-of-way for Phase 1, as well as alternative routing options, (ii) procedures for obtaining all permits, licenses and other regulatory requirements necessary to allow Phase 1 to be installed along the preferred route and (iii) construction methodology and associated risk analysis. Recently, the Company received a route study from Bechtel for Phase 2 which (i) identifies the preferred rights-of-way, (ii) evaluates lease or build options for rights of way, (iii) provides time and cost estimates for obtaining rights-of-way and (iv) provides a proposed action plan.


    Bechtel has overall responsibility for the procurement for, and the arranging and administering of, the engineering, construction, commissioning and testing of the Circe Network. The Company's binding letter of intent with Bechtel, dated March 13, 1998, which currently covers only Phase 1 of the Circe Network, provides incentives for on-time and on-budget delivery and penalties for failure to meet specified ready-for-service dates. Bechtel has been involved in over 15,000 projects worldwide, including hundreds of projects in England, France, Germany and The Netherlands. Bechtel's European projects include Euro Disney, the Euro Tunnel connecting the United Kingdom and France, and various rail projects across Europe.

    The Company has also executed a binding letter of intent and term sheet with Alcatel Submarine Networks ("ASN"), dated March 18, 1998, under which ASN has agreed to procure, install and test, on a fixed price, date certain basis, optical fiber for the submarine portions of the Circe Network. In addition, the Company has executed a definitive agreement with Nortel Telecom, Inc. ("Nortel"), executed on June 29, 1998, for the engineering, manufacturing, testing, installation and commissioning of transmission equipment and related network management systems for Phase 1 at a fixed price. Each of the arrangements with ASN and Nortel establishes maximum contract prices and provides for the payment of liquidated damages in the event that the respective contractor fails to meet agreed upon ready-for-service dates.

BUSINESS STRATEGY

    The Company's mission is to build a Pan-European telecommunications company focusing on small and medium-sized businesses, while becoming a high quality, low-cost provider of telecommunications products and services through the ownership of key network infrastructure. The key elements of the Company's strategy include:

    CAPITALIZE ON LARGE AND RAPIDLY DEREGULATING EUROPEAN MARKETS

    The Company's principal focus is on exploiting opportunities presented by rapidly deregulating European markets. For 1996, the European international long distance market was the largest in the world with approximately 28 billion minutes. The Company estimates that, during 1997, the market for long distance services and voice band data in the Western European countries in which the Company operates represented approximately $59.6 billion, with approximately $45.0 billion representing national long distance and approximately $14.6 billion representing international long distance. A substantial portion of the international traffic originating in Europe terminates in Europe or the United States where the Company has international gateway switches. As liberalization takes effect throughout Western Europe, the Company believes New Entrants will play a significant role in penetrating these markets.

    LEVERAGE ESTABLISHED MARKET PRESENCE AND LOCAL DISTRIBUTION NETWORK

    The Company established an early presence in Western Europe to capitalize on the opportunities presented by deregulation of the telecommunications industry. As a result, the Company has gained substantial experience in the operational, technical, financial and logistical issues involved in building a network and sales force in Western Europe. To date, the Company has established sales offices in nine Western European cities and has established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 100 additional locations in Western Europe. The Company believes it is well positioned to identify and capitalize on increasing market opportunities in Western Europe and will continue to build and enhance its sales force and operations in Europe over the next few years and add products and services as telecommunications markets continue to deregulate.

    FOCUS ON SIGNIFICANT BASE OF SMALL AND MEDIUM-SIZED BUSINESSES

    The Company has established a retail customer base of small and medium-sized businesses and intends to continue to focus its retail marketing efforts on this market segment. In most European markets, small and medium-sized businesses account for a significant percentage of national and international calling traffic and the Company expects this segment will continue to provide a significant opportunity for the Company. In 1996, small and medium-sized businesses represented, on average, 60.0% of the total company revenues generated and, as of 1994, approximately 66.0% of the total workforce in the EU member states. The Company believes that small and medium-sized businesses are likely to be receptive to competitively priced bundled service offerings by New Entrants, such as those offered by the Company, because these businesses have traditionally been underserved by the ITOs, which offer their best rates and services primarily to higher-volume multinational business customers. See "Business -- Sales and Marketing; Customers."

    ENHANCE REVENUE OPPORTUNITIES THROUGH CIRCE NETWORK

    The Company believes that the Circe Network will significantly expand the Company's ability to capitalize on opportunities presented by the deregulation of the Western European telecommunications markets. First, the Circe Network will provide the Company with the ability to control the quality and scope of services to retail customers, while effectively competing on price. Second, the Company believes that deregulation of the continental European telecommunications market will lead to the creation of numerous New Entrants, principally consisting of resellers, as occurred in the United States and the United Kingdom following deregulation of the telecommunications markets in those countries. The Circe Network will enable the Company to capture a greater share of the expanding Western European telecommunications market by providing wholesale services to other New Entrants. Third, the Company believes that demand for data services will significantly outgrow existing capacity. The Circe Network will enable the Company to service the expanding need created by bandwidth intensive services.

    ESTABLISH LOW-COST POSITION THROUGH NETWORK OWNERSHIP AND CONTROL


    The Company believes it is critical to own or control key elements of its network in order to be a low-cost provider. By owning or controlling key elements of its network, the Company will be better able to control service offerings, quality, and transmission and other operating costs. As part of the Company's efforts to own key portions of its network, the Company (i) has purchased Indefeasible Rights-of-Use ("IRU's") or Minimum Investment Units ("MIUs") in digital fiber optic cable systems, (ii) has purchased POPs and switches, and (iii) is constructing the Circe Network. The Company also intends to acquire additional interests in submarine fiber optic cable. The Circe Network's advanced fiber and transmission electronics are expected to provide lower installation, operating and maintenance costs than older fiber optic systems generally in commercial use today. In addition, to offset the construction costs of the Circe Network, the Company intends to sell IRUs on the Circe Network for cash or in exchange for IRUs on other cable systems.


    CAPITALIZE ON EXPANDING DATA NEEDS

    The majority of the Company's revenue is currently derived from international long distance services. As liberalization leads to more favorable interconnection rates in Western Europe, the Company intends to offer national long distance services in additional Western European countries. Network infrastructure ownership will facilitate the Company's entry into new products, such as data products including frame relay, Internet and ATM services, which are more bandwidth and transmission intensive. According to industry sources, bandwidth demand for data in the U.S. is currently growing approximately 10 times faster than voice and the Company expects this trend to develop in Europe as competitively priced capacity becomes available. The Company believes that there will be substantial demand for data products by small and medium-sized businesses, and that a bundled service offering of national and international data and voice services will be attractive to this targeted customer base.

    LEVERAGE NETWORK THROUGH CARRIER SALES

    In order to complement and efficiently utilize capacity on Viatel's network, the Company sells switched minutes to wholesale customers and other resellers in the United States and the United Kingdom. The Company believes that the sale of switched minutes to such customers is an effective means of achieving network efficiencies. The Company believes that the Flat Rate Acquisition (as defined herein) further enhances the Company's network efficiency, builds scale and provides the Company with the critical mass necessary to compete in today's competitive telecommunications markets. See "-- Recent Developments."

    PURSUE ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

    To date, the Company's growth primarily has been internally generated and managed. In addition to systematically expanding the Company through internal growth, the Company intends to expand its services and network capabilities through acquisitions, investments and strategic alliances. The Company believes that such acquisitions, investments and strategic alliances are an important means of increasing network traffic volume and achieving lower termination costs and desired economies of scale.

                              RECENT DEVELOPMENTS


    On August 6, 1998, the Company announced that it had signed a pact with 32 other telecommunications and Internet service providers to build a trans-Pacific cable system that will connect Japan and the United States by mid-2000. This cable system is expected to have approximately 21,000 route kilometers and will utilize SDH over its proposed four fiber, self-healing ring. The system is expected to operate initially at 80 Gb/s, or 20 Gb/s per fiber pair.



    In July 1998, the Company announced that the French Ministry of Economy, Finance and Industry had granted the Company licenses to build telecommunications network infrastructure and to sell voice telephony in France. Also in July, the Company was awarded national licenses to build a telecommunications network and sell voice telephony services in Belgium by the Belgium Institute for Postal Services and Telecommunications. The Belgium licenses represent the final regulatory approvals required for construction and operation of Phases 1 and 2 of the Circe Network.



    In June 1998, the Company announced that it had signed a Mutual Cooperation Agreement with Martin Varsavsky and Jazz Telecom S.A. ("JazzTel"). For details regarding this Agreement, see "Certain Transactions -- Varsavsky/JazzTel."



    In May 1998, the Company announced that it had signed a long-term contract with NMBS Telecom, a division of the Belgian National Railway, to secure fiber infrastructure for portions of the Circe Network. The agreement includes provisions for a national fiber ring within Belgium, initially passing ten cities including Antwerp, Brussels, Charleroi, Gent, Hasselt, Kortrijk, Liege, Mons, Namur and Tournai. The fiber covered by the agreement will total approximately 630 route kilometers, including 159 border-to-border route kilometers between The Netherlands and France. The agreement also provides for equipment housing for the Company's national network in Belgium and for equipment supporting the Circe Network.



    On April 8, 1998, Viatel refinanced all of its $120.7 million principal amount at maturity of 15% Senior Discount Notes Due 2005 (the "1994 Notes") through the consummation of a tender offer and related consent solicitation (the "Tender Offer"). Viatel utilized approximately $118.6 million from the Offering to finance the Tender Offer.


    In the Tender Offer, Viatel offered to purchase up to all of the 1994 Notes for an amount in cash based on a fixed spread of 100 basis points over the yield to maturity of the 6.375% U.S. Treasury Notes due January 1, 2000. Viatel also solicited consents from holders of the 1994 Notes to amend the indenture under which the 1994 Notes were issued to eliminate substantially all of the restrictive covenants contained therein and paid a separate consent fee to holders who tendered their 1994 Notes and delivered their consents prior to the expiration of a specified consent date. Viatel received consents relating to, and tenders of, 100% of the outstanding 1994 Notes.


    On February 27, 1998, the Company completed the acquisition of Flat Rate Communications, Inc. ("Flat Rate"), a United States-based international telecommunications company that markets capacity to other carriers (the "Flat Rate Acquisition"). The consideration for Flat Rate consisted of $5.0 million in cash, 375,000 shares of Common Stock and a contingent payment (based upon Flat Rate's operating results for the 12 month period ending February 28, 1999) which will range from zero to $21.0 million in cash and zero to 1.0 million shares of Common Stock.


    Viatel is an operating company which renders its services directly and indirectly through subsidiaries in each Western European country in which it currently operates. The Company's principal executive offices are located at 800 Third Avenue, New York, New York 10022. Its telephone number is (212) 350-9200.

                              THE EXCHANGE OFFERS


    The Existing Notes were issued and sold on April 8, 1998 in a transaction exempt from the registration requirements of the Securities Act and applicable state securities laws and may not be offered or sold in the United States unless so registered or pursuant to an applicable exemption under the Securities Act and applicable state securities laws. In connection with the Offering, Viatel entered into the 1998 Registration Rights Agreement, which grants holders of Existing Notes certain exchange and registration rights. The Exchange Offers are intended to satisfy such exchange and registration rights, all of which will terminate upon the consummation of the Exchange Offers except under limited circumstances. The Exchange Offers are being made for all outstanding Existing Notes. See "The Exchange Offers." The Exchange Notes will be entitled to the benefits of the respective Indenture under which the particular series of Existing Notes were issued. See "Description of the Exchange Notes."



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The Exchange Offers.............  The Exchange Offers will commence on August 17, 1998.
                                  Pursuant to the Exchange Offers, (i) the 12.50% Exchange
                                  Notes will be issued in exchange for an equal principal
                                  amount at maturity of the Existing 12.50% Notes, (ii) the
                                  11.25% Exchange Notes will be issued in exchange for an
                                  equal principal amount of the Existing 11.25% Notes, (iii)
                                  the 12.40% Exchange Notes will be issued in exchange for
                                  an equal principal amount at maturity of the Existing
                                  12.40% Notes and (iv) the 11.15% Exchange Notes will be
                                  issued in exchange for an equal principal amount of
                                  Existing 11.15% Notes, in each case that are validly
                                  tendered and not withdrawn. As of the date hereof, $500.0
                                  million principal amount at maturity ($272,055,000
                                  original issue price) of Existing 12.50% Notes, $400.0
                                  million principal amount of Existing 11.25% Notes, DM
                                  226.0 million principal amount at maturity (DM 123,549,680 original issue price) of Existing 12.40% Notes and DM
                                  178.0 million principal amount of Existing 11.15% Notes
                                  are outstanding. Any holder of Existing Notes that is an
                                  "affiliate" of Viatel within the meaning of Rule 405 under the Securities Act may not participate in the Exchange
                                  Offers. See "The Exchange Offers -- Terms of the Exchange
                                  Offers."

                                  Holders of Existing Notes whose Existing Notes are not
                                  tendered or accepted in the Exchange Offers will continue
                                  to hold such Existing Notes and will be entitled to all
                                  the rights and preferences, and will be subject to the
                                  limitations applicable thereto, under the respective
                                  Indenture governing such Notes. Following consummation of
                                  the Exchange Offers, the holders of Existing Notes will
                                  continue to be subject to the existing restrictions upon
                                  transfer thereof, and Viatel will have no further
                                  obligation to such holders to provide for the registration under the Securities Act of the Existing Notes held by
                                  them. Following completion of the Exchange Offers, none of the Notes will be entitled to the step-up in interest rate relating to the obligations of Viatel to register the
                                  Existing Notes within a specific period of time. See "The
                                  Exchange Offers."

Resale..........................  Based on interpretations by the staff of the Commission set forth in no-action letters and interpretative letters
                                  issued to third parties,
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                                       13
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                                  Viatel believes that the Exchange Notes issued pursuant to the Exchange Offers in exchange for Existing Notes may be
                                  offered for resale, resold and otherwise transferred by
                                  any holder thereof (other than broker-dealers, as set
                                  forth below) without compliance with the registration and
                                  prospectus delivery requirements of the Securities Act,
                                  provided that the holder is not an "affiliate" of Viatel,
                                  within the meaning of Rule 405 under the Securities Act,
                                  is acquiring the Exchange Notes in the ordinary course of
                                  business, and such holder is not participating, does not
                                  intend to participate and has no arrangement or
                                  understanding with any person to participate, in any
                                  distribution of the Exchange Notes. However, Viatel has
                                  not sought a no-action letter with respect to the Exchange
                                  Offers and there can be no assurance that the staff of the
                                  Commission would make a similar determination with respect to the Exchange Offers. Holders of Existing Notes (other
                                  than broker-dealers) wishing to accept the Exchange Offers must represent to Viatel in the Letters of Transmittal
                                  that the conditions referred to above have been met.

                                  Any holder who tenders in the Exchange Offers with the
                                  intention to participate, or the purpose of participating, in a distribution of the Exchange Notes (i) may not reply
                                  upon such interpretations by the staff of the Commission,
                                  (ii) will not be entitled to validly tender Existing Notes in the Exchange Offers and (iii) must comply with the
                                  registration and prospectus delivery requirements of the
                                  Securities Act in connection with any sale or transfer of
                                  the Exchange Notes, unless such sale or transfer is made
                                  pursuant to an exemption from, or in a transaction not
                                  subject to, such requirements.

                                  Each broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange
                                  Notes. The Letters of Transmittal accompanying this
                                  Prospectus state that by so acknowledging and by
                                  delivering a prospectus, a broker-dealer will not be
                                  deemed to admit that it is an "underwriter" within the
                                  meaning of the Securities Act. See "Plan of Distribution."

                                  The Exchange Offers are not being made to, nor will Viatel accept surrenders of Existing Notes for exchange from,
                                  holders thereof in any jurisdiction in which the Exchange
                                  Offers or the acceptance thereof would not be in
                                  compliance with the securities or blue sky laws of such
                                  jurisdiction.

Expiration Date.................  The Exchange Offers will expire at 5:00 p.m., New York
                                  City time, on September 16, 1998, unless extended, in
                                  which case the term "Expiration Date" shall mean the
                                  latest date and time to which the Exchange Offers are
                                  extended.

Conditions to the Exchange
  Offers........................  The Exchange Offers are subject to certain conditions, which may be waived by Viatel. See "The Exchange Offers --
                                  Terms of the
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                                       14


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                                  Exchange Offers -- Conditions of the Exchange Offers." The
                                  Exchange Offers are not conditioned upon any minimum
                                  principal amount of Existing Notes being tendered for
                                  exchange.

Procedures for Tendering the
  non-DBC Notes.................  Each holder of Existing Notes, excluding the Existing
                                  12.40% Notes and Existing 11.15% Notes represented by
                                  global certificates in bearer form deposited with DBC
                                  ("DBC-DM Global Certificates") (the "non-DBC Notes")
                                  wishing to accept an Exchange Offer must complete, sign
                                  and date the applicable Letter of Transmittal, or a
                                  facsimile thereof, in accordance with the instructions
                                  contained herein and therein, and mail or otherwise
                                  deliver such Letter of Transmittal, or a facsimile
                                  thereof, together with such non-DBC Existing Notes and any other required documentation to The Bank of New York, as
                                  U.S. exchange agent (the "U.S. Exchange Agent"), at the
                                  address set forth herein and therein. Persons holding
                                  Existing Notes through DTC and wishing to accept the
                                  Exchange Offers must do so pursuant to DTC's Automated
                                  Tender Offer Program ("ATOP"), by which each tendering
                                  participant will agree to be bound by the Letter of
                                  Transmittal.

                                  By executing a Letter of Transmittal, a holder will
                                  represent to Viatel that, among other things, (i) the
                                  Exchange Notes acquired pursuant to the applicable
                                  Exchange Offer are being obtained in the ordinary course
                                  of business of the person receiving such Exchange Notes,
                                  whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or
                                  understanding with any person to participate in the
                                  distribution of such Exchange Notes, (iii) if the holder
                                  is not a broker-dealer, or is a broker-dealer but will not receive Exchange Notes for its own account in exchange for
                                  Existing Notes, neither the holder nor any other such
                                  person is participating in or intends to participate in
                                  the distribution of such Exchange Notes and (iv) neither
                                  the holder nor any such other person is an "affiliate" of
                                  Viatel within the meaning of Rule 405 under the Securities
                                  Act. See "The Exchange Offers -- Terms of the Exchange
                                  Offers -- Procedures for Tendering the non-DBC Notes."

Special Procedures for
  Beneficial Owners of non-DBC
  Notes.........................  Any beneficial owner whose non-DBC Notes are registered in the name of a broker-dealer, commercial bank, trust
                                  company or other nominee and who wishes to tender such
                                  non-DBC Notes in the Exchange Offers should contact such
                                  registered holder promptly and instruct such registered
                                  holder to tender on such beneficial owner's behalf. If
                                  such beneficial owner wishes to tender on his or her own
                                  behalf, such owner must, prior to completing and executing the applicable Letter of Transmittal and delivering his or her non-DBC Notes, either make appropriate arrangements to register ownership of the non-DBC Notes in such owner's
                                  name or obtain a properly completed bond power from the
                                  registered

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                                  holder. Such a transfer of registered ownership may take
                                  considerable time and may not be able to be completed
                                  prior to the Expiration Date. See "The Exchange Offers --
                                  Terms of the Exchange Offers -- Procedures for Tendering
                                  Existing Notes."

Special Procedures for
  Beneficial Owners of DBC
  Notes.........................  Each holder of Existing 12.40% Notes and Existing 11.15%
                                  Notes represented by DBC-DM Global Certificates (the "DBC
                                  Notes") wishing to accept an Exchange Offer must make
                                  book-entry delivery of such DBC Notes by causing the
                                  transfer of such DBC Notes to the DBC account of Deutsche
                                  Bank AG, as German Exchange Agent (the "German Exchange
                                  Agent" and together with the U.S. Exchange Agent, the
                                  "Exchange Agents") as set forth in the applicable Letter
                                  of Transmittal and in accordance with applicable German
                                  statutory and contractual provisions, and must complete,
                                  sign and date the applicable Letter of Transmittal, or a
                                  facsimile thereof, in accordance with the instruments
                                  contained herein or therein, and must mail or otherwise
                                  deliver such Letter of Transmittal to the German Exchange
                                  Agent at the address set forth herein and therein.

Guaranteed Delivery
  Procedures....................  Holders of non-DBC Notes who wish to tender their non-DBC
                                  Notes and whose non-DBC Notes are not immediately
                                  available or who cannot deliver their non-DBC Notes, the
                                  applicable Letter of Transmittal and any other documents
                                  required by such Letter of Transmittal to the U.S.
                                  Exchange Agent prior to the Expiration Date, must tender
                                  their non-DBC Notes according to the guaranteed delivery
                                  procedures set forth in "The Exchange Offers -- Terms of
                                  the Exchange Offers -- Guaranteed Delivery Procedures."

Acceptance of Existing Notes and
  Delivery of Exchange Notes....  Subject to certain conditions, as described more fully in
                                  "The Exchange Offers -- Terms of the Exchange Offers --
                                  Conditions of the Exchange Offers", Viatel will accept for exchange any and all Existing Notes properly tendered in
                                  the Exchange Offers and not withdrawn, prior to 5:00 p.m.,
                                  New York City time, on the Expiration Date. The Exchange
                                  Notes issued pursuant to the Exchange Offers will be
                                  delivered as promptly as practicable following the
                                  Expiration Date.

Withdrawal Rights...............  Tenders of Existing Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration
                                  Date, unless previously accepted by Viatel. See "The
                                  Exchange Offers -- Terms of the Exchange Offers --
                                  Withdrawal of Tenders of Existing Notes."

Taxation........................  For a discussion of certain United States and German tax considerations relating to the Exchange Offers and the
                                  purchase, ownership and disposition of Exchange Notes, see
                                  "Certain Income Tax Considerations."
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                                       16


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Use of Proceeds.................  Viatel will not receive any proceeds from the issuance of the Exchange Notes in the Exchange Offers. See "Use of
                                  Proceeds."

Exchange Agents.................  The Bank of New York is the U.S. Exchange Agent and
                                  Deutsche Bank AG is the German Exchange Agent. The
                                  addresses of the Exchange Agents are set forth in "The
                                  Exchange Offers -- Terms of the Exchange Offers -- The
                                  U.S. Exchange Agent" and "-- The German Exchange Agent."

                                     THE EXCHANGE NOTES

    The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the Existing Notes except that the Exchange Notes will not bear legends restricting the transfer thereof (with certain exceptions) or contain interest rate step-up provisions.

Exchange Notes Offered..........  $500.0 million principal amount at maturity of 12.50%
                                  Exchange Notes, $400.0 million principal amount of 11.25%
                                  Exchange Notes, DM 226.0 million principal amount at
                                  maturity of 12.40% Exchange Notes and DM 178.0 million
                                  principal amount of 11.15% Exchange Notes.

Maturity........................  April 15, 2008.

Yield and Interest..............  12.50% per annum in the case of the 12.50% Exchange Notes,
                                  11.25% per annum in the case of the 11.25% Exchange Notes,
                                  12.40% per annum in the case of the 12.40% Exchange Notes
                                  and 11.15% per annum in the case of the 11.15% Exchange
                                  Notes. The Existing Discount Notes were sold at a
                                  substantial discount from their principal amount at
                                  maturity, and there will not be any payment of interest on
                                  12.50% Notes or 12.40% Notes prior to October 15, 2003.
                                  Commencing October 15, 2003, the 12.50% Notes and the
                                  12.40% Notes will pay interest semi-annually in cash on
                                  April 15 and October 15 of each year. For U.S. federal
                                  income tax purposes, holders of 12.50% Exchange Notes and
                                  12.40% Exchange Notes will be required to include amounts
                                  in gross income in advance of the receipt of cash payments to which the income is attributable. See "Certain Income
                                  Tax Considerations."

                                  Interest on the 11.25% Exchange Notes and the 11.15%
                                  Exchange Notes will accrue from the last interest payment
                                  date on which interest was paid on the Existing 11.25%
                                  Notes and the Existing 11.15% Notes or if no interest has
                                  been paid on the Existing 11.25% Notes and the Existing
                                  11.15% Notes, from April 8, 1998. Such accrued interest
                                  shall be payable with the first interest payment on the
                                  11.25% Exchange Notes and the 11.15% Exchange Notes. No
                                  interest shall accrue in respect of the Existing 11.25%
                                  Notes and the Existing 11.15% Notes that are exchanged for
                                  11.25% Exchange Notes and 11.15% Exchange Notes,
                                  respectively, in the Exchange Offers. Interest on the
                                  11.25% Exchange Notes and the 11.15% Exchange Notes will
                                  be payable semi-annually in

                                  cash on April 15 and October 15 of each year after their
                                  issuance, commencing October 15, 1998.

Security........................  The 12.50% Exchange Notes and the 12.40% Exchange Notes
                                  will be unsecured. The 11.25% Exchange Notes will be
                                  secured by the U.S. Pledged Securities (consisting of U.S.
                                  government obligations) and the 11.15% Exchange Notes will be secured by the DM Pledged Securities (consisting of
                                  German government obligations), in each case, until Viatel makes the first six scheduled interest payments on the
                                  11.25% Notes and the 11.15% Notes, respectively, and
                                  thereafter the 11.25% Notes and the 11.15% Notes will be
                                  unsecured.

Pledged Securities..............  In accordance with the terms of the 11.25% Notes Indenture and the 11.15% Notes Indenture (each as defined herein),
                                  on the closing date of the Offering Viatel purchased and
                                  pledged to the Trustee (as defined herein) for the benefit of the holders of the 11.25% Notes and the holders of the
                                  11.15% Notes the U.S. Pledged Securities and the DM
                                  Pledged Securities, respectively, in an amount sufficient, upon receipt of scheduled interest and principal payments
                                  on such securities, to provide for payment in full of the
                                  first six scheduled interest payments due on the 11.25%
                                  Notes and the 11.15% Notes. A failure by Viatel to pay
                                  interest on the 11.25% Notes or the 11.15% Notes in a
                                  timely manner through the first six scheduled interest
                                  payment dates for such Notes will constitute an immediate
                                  Event of Default under the respective Indenture with no
                                  grace or cure period. See "Description of the Exchange
                                  Notes -- Security."

Optional Redemption.............  The Notes are redeemable, at Viatel's option, in whole or in part, at any time on or after April 15, 2003, at the
                                  redemption prices set forth herein. In addition, at any
                                  time prior to April 15, 2001, Viatel may, at its option,
                                  redeem up to 35% of the aggregate principal amount at
                                  maturity of the Notes with the net proceeds of one or more
                                  Public Equity Offerings at the redemption prices set forth herein, plus accrued and unpaid interest, if any;
                                  PROVIDED, (i) that Notes representing at least 65% of the
                                  principal amount at maturity of the Notes initially issued remain outstanding immediately after each such redemption
                                  and (ii) that notice of such redemption is mailed within
                                  60 days of each such Public Equity Offering. See
                                  "Description of the Exchange Notes -- Optional
                                  Redemption."

Change of Control...............  Upon a Change of Control, Viatel will be required to make an offer to purchase the Notes, at a purchase price of
                                  101% of their Accreted Value in the case of the Discount
                                  Notes and 101% of the principal amount in the case of the
                                  Senior Notes, in each case, plus accrued and unpaid
                                  interest thereon to the repurchase date. See "Description
                                  of the Exchange Notes -- Repurchase of Notes Upon a Change
                                  of Control."

Ranking.........................  The Existing Notes are, and the Exchange Notes will be, unsecured (except as described in "-- Security" above),
                                  senior obligations of Viatel, ranking PARI PASSU in right
                                  of payment with all existing and future unsecured
                                  unsubordinated obligations of Viatel and will be senior in right of payment to all existing and future subordinated
                                  indebtedness of Viatel. After giving PRO FORMA effect to
                                  the Tender Offer and the Offering, at March 31, 1998,
                                  Viatel would have had approximately $845.7 million of
                                  senior indebtedness. The Existing Notes are, and the
                                  Exchange Notes will be, effectively subordinated to all
                                  existing and future liabilities (including trade payables)
                                  of Viatel's subsidiaries. As of March 31, 1998, Viatel's
                                  subsidiaries had approximately $14.7 million of
                                  liabilities (excluding intercompany payables). See "Risk
                                  Factors -- Substantial Indebtedness; Ability to Service
                                  Debt; Restrictive Covenants."

Certain Covenants...............  Each of the Indentures contains certain covenants which, among other things, restrict the ability of Viatel and its
                                  Restricted Subsidiaries (as herein defined) to incur
                                  additional indebtedness, create liens, engage in
                                  sale-leaseback transactions, pay dividends or make
                                  distributions in respect of their capital stock, make
                                  investments or certain other restricted payments, sell
                                  assets, redeem capital stock, issue or sell stock of
                                  Restricted Subsidiaries, enter into transactions with
                                  stockholders or affiliates or, with respect to the
                                  Company, effect a consolidation or merger. The covenants
                                  are, however, subject to a number of important
                                  qualifications and exceptions. See "Description of the
                                  Exchange Notes -- Covenants."

Book-Entry; Delivery and Form...  The 12.50% Exchange Notes and the 11.25% Exchange Notes
                                  will be represented by the New Global Notes issued in
                                  definitive, fully registered book-entry form and will be
                                  deposited with a custodian for, and registered in the name of, DTC or its nominee. The 12.50% Exchange Notes and the
                                  11.25% Exchange Notes represented by the New Global Notes
                                  will be shown on, and transfers thereof will be effected
                                  only through, records maintained by DTC or its nominee and its direct and indirect participants, including Euroclear
                                  and Cedel. The 12.50% Exchange Notes and the 11.25%
                                  Exchange Notes will be issued in minimum denominations of
                                  $1,000 principal amount (principal amount at maturity in
                                  the case of the 12.50% Exchange Notes) and any integral
                                  multiple thereof.

                                  The 12.40% Exchange Notes and the 11.15% Exchange Notes
                                  issued in exchange for Existing 12.40% Notes and Existing
                                  11.15% Notes originally issued pursuant to Regulation S
                                  will be represented by the New DBC-DM Global Certificates
                                  in bearer form, deposited with DBC and will represent the
                                  12.40% Exchange Notes and 11.15% Exchange Notes held by
                                  account holders in DBC, including the 12.40% Exchange
                                  Notes and 11.15% Exchange Notes which are held through
                                  Euroclear and Cedel, each of which has an account with
                                  DBC. Certificated Notes will not be issued in

                                  exchange for legal co-ownership interests in the New
                                  DBC-DM Global Certificates. The 12.40% Exchange Notes and
                                  11.15% Exchange Notes issued in exchange for Existing
                                  12.40% Notes and Existing 11.15% Notes originally sold
                                  pursuant to Rule 144A will be represented by the New
                                  DTC-DM Global Certificates in definitive, fully
                                  registered, book-entry form deposited with a custodian
                                  for, and registered in the name of, DTC or its nominee.
                                  Transfers of the 12.40% Exchange Notes and the 11.15%
                                  Exchange Notes will be limited to transfers of book-entry
                                  interests. Certificated Notes will not be issued in
                                  exchange for beneficial interests in the New DTC-DM Global
                                  Certificates. See "Description of the Exchange Notes --
                                  Book Entry; Delivery and Form." The 12.40% Exchange Notes
                                  and the 11.15% Exchange Notes will be issued in minimum
                                  denominations of DM 100,000 principal amount at maturity
                                  and any integral multiple of DM 1,000 above such number.

Trading.........................  There has previously been only a limited secondary market, and no public market, for the Existing Notes. The Existing
                                  Notes have been approved for trading in the PORTAL market.
                                  There is no established trading market for the Exchange
                                  Notes. Viatel does not currently intend to apply for
                                  listing of the Exchange Notes on any national securities
                                  exchange or for quotation through any automated quotation
                                  system. Accordingly, there can be no assurance as to the
                                  development of any market for or the liquidity of any
                                  market that may develop for the Exchange Notes. See "Risk
                                  Factors -- Absence of a Public Market for the Exchange
                                  Notes."


    For additional information regarding the Exchange Notes, see "Description of the Exchange Notes" and "Certain Income Tax Considerations."

                                  RISK FACTORS

    See "Risk Factors," immediately following this Summary, for a discussion of certain factors which should be carefully considered before tendering Existing Notes in the Exchange Offers.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    The following summary Consolidated Statement of Operations Data and Other Financial Data for the years ended December 31, 1995, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company, and the notes related thereto, included elsewhere in this Prospectus, which were audited by KPMG Peat Marwick LLP, Independent Certified Public Accountants. The summary Consolidated Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the three months ended March 31, 1997 and 1998 have been derived from the unaudited Consolidated Financial Statements of the Company, and the notes related thereto, included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. The unaudited pro forma Statement of Operations Data, Other Financial Data and Balance Sheet Data have been derived from the unaudited pro forma condensed financial information (the "Pro Forma Financial Information") included elsewhere in this Prospectus. The Pro Forma Financial Information does not purport to represent what the Company's financial condition or results of operations actually would have been for the date or periods presented had the Tender Offer and the Offering occurred on the dates indicated or to indicate the results of future periods. This information should be read in conjunction with the historical financial statements of the Company, including the Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial data included elsewhere in this Prospectus.

                                                 YEAR ENDED DECEMBER 31,                  THREE MONTHS ENDED MARCH 31,
                                      ----------------------------------------------   ----------------------------------
                                                                     1997                                  1998
                                                          --------------------------              -----------------------
                                        1995      1996      ACTUAL      PRO FORMA(1)     1997      ACTUAL    PRO FORMA(1)
                                      --------  --------  -----------   ------------   ---------  ---------  ------------
                                                          (IN THOUSANDS, EXCEPT OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenue........  $ 32,313  $ 50,419  $    73,018    $  73,018     $  14,552  $  21,239   $  21,239
  Operating expenses:
    Costs of telecommunications
      services......................    27,648    42,130       63,504       63,504        12,079     19,105      19,105
    Selling, general and
      administrative................    24,328    32,857       36,076       36,076         8,723      8,955       8,955
    Depreciation and amortization...     2,637     4,802        7,717        7,717         1,262      2,911       2,911
    Equipment impairment loss.......       560        --           --           --            --         --          --
                                      --------  --------  -----------   ------------   ---------  ---------  ------------
        Total operating expenses....    55,173    79,789      107,297      107,297        22,064     30,971      30,971
                                      --------  --------  -----------   ------------   ---------  ---------  ------------
  Operating loss....................   (22,860)  (29,370)     (34,279)     (34,279)       (7,512)    (9,732)     (9,732)
  Interest income...................     3,282     1,853        3,685        3,685         1,119        510         510
  Interest expense..................    (8,856)  (10,848)     (12,450)    (102,123)(2)    (3,009)    (3,781)    (25,870)(2)
  Share in loss of affiliate........       (42)      (10)          --           --            --         --          --
                                      --------  --------  -----------   ------------   ---------  ---------  ------------
  Net loss..........................   (28,476)  (38,375)     (43,044)    (132,717)(3)    (9,402)   (13,003)    (35,092)(3)
  Dividends on preferred stock......        --        --           --       (4,382)(2)        --         --      (1,096)(2)
                                      --------  --------  -----------   ------------   ---------  ---------  ------------
  Net loss to common stockholders...  $(28,476) $(38,375) $   (43,044)   $(137,099)(3) $  (9,402) $ (13,003)  $ (36,188)(3)
                                      --------  --------  -----------   ------------   ---------  ---------  ------------
                                      --------  --------  -----------   ------------   ---------  ---------  ------------

OTHER FINANCIAL DATA:
  EBITDA(4).........................  $(20,265) $(24,578) $   (26,562)   $ (26,562)    $  (6,250) $  (6,821)  $  (6,821)
  Capital expenditures..............    11,378     9,423       34,190       34,190         3,722      2,716       2,716
  Ratio of earnings to fixed
    charges(5)......................        --        --           --           --            --         --          --

OTHER OPERATING DATA:
  Billable minutes (000s)...........    25,932    62,249      140,918                     23,517     52,418
  Average revenue per billable
    minute..........................  $   1.23  $    .80  $       .51                  $     .62  $     .39
  Average cost per billable
    minute..........................  $   1.04  $    .67  $       .44                  $     .51  $     .35
  Switches(6).......................        10        13          (147)                       14(7)        14(7)
  Points of presence(6).............        11        13           33                         17         33
  Customers(6)......................     9,218    18,172       21,515                     20,224     17,090

                                                                                               MARCH 31, 1998
                                                                                          ------------------------
                                                                                           ACTUAL    PRO FORMA(1)
                                                                                          ---------  -------------
BALANCE SHEET DATA:
  Cash, cash equivalents and marketable securities......................................  $  28,150    $ 612,507
  Restricted cash, current and non-current..............................................         --      153,347
  Property and equipment, net...........................................................     56,997       56,997
  Total assets..........................................................................    121,894      887,876
  Long-term debt, excluding current installments........................................    102,360      854,907
  Redeemable convertible preferred stock................................................         --       43,820
  Stockholders' deficiency..............................................................    (18,271)     (48,656)(8)

                                                        (FOOTNOTES ON NEXT PAGE)

------------------------------

(1) The Pro Forma Financial Information is based on the historical financial statements of the Company as of and for the year ended December 31, 1997 and the three months ended March 31, 1998. The Pro Forma Statement of Operations Data and Other Financial Data have been prepared as if the Tender Offer and the Offering had occurred on January 1, 1997. The Pro Forma Balance Sheet Data has been prepared as if the Tender Offer and the Offering occurred on March 31, 1998.

(2) On a pro forma basis, assuming the Offering closed on January 1, 1997, interest expense on the Notes and the Subordinated Convertible Debentures and dividends on the Series A Preferred would have been $99.1 million and $4.4 million for purposes of the 1997 pro forma financial information and $24.8 million and $1.1 million for purposes of the March 31, 1998 pro forma financial information, respectively, assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the 12.40% Notes, the 11.15% Notes and the Subordinated Convertible Debentures. (See Footnotes 1 and 5 to the Pro Forma Financial Information included elsewhere in this Prosepctus.) The Company is utilizing a portion of the proceeds of the Offering for the construction and operational start-up of the Circe Network. Accordingly, a portion of the interest cost of the Notes and the Subordinated Convertible Debentures through 1999 will be capitalized. However, the pro forma interest expense includes all of the interest cost of the Notes and the Subordinated Convertible Debentures, including capitalized interest.

(3) Pro forma net loss and pro forma net loss to common stockholders does not include the extraordinary loss resulting from the extinguishment of the 1994 Notes assumed to occur on January 1, 1997, for purposes of the 1997 pro forma financial information and January 1, 1998, for purposes of the March 31, 1998 pro forma financial information. Such extraordinary loss would have been approximately $44.2 million for 1997 and $31.7 million for the three months ended March 31, 1998.

(4) As used herein, "EBITDA" consists of earnings before interest, income taxes and depreciation and amortization. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"), is not necessarily comparable to similarly titled measures of other companies, and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity. See "Selected Consolidated Financial Data" for cash flow measures calculated under GAAP.


(5) The ratio of earnings to fixed charges is calculated as income before taxes, discontinued operations and extraordinary items plus interest expense, divided by fixed charges. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one-third of rental expense. For 1995, 1996, 1997, the three months ended March 31, 1997 and the three months ended March 31, 1998, earnings were insufficient to cover fixed charges by $28.5 million, $38.4 million, $43.0 million ($137.1 million pro forma for the Tender Offer and the Offering), $9.4 million and $13.0 million ($36.2 million pro forma for the Tender Offer and the Offering), respectively.


(6) Information presented as of the end of the periods indicated.

(7) Consists of four Nortel DMS 100e switches, one Nortel DMS 300 switch, six Wyatt/Reuters MRX-2000 switches and three call reorigination switches.

(8) Pro forma stockholders' deficiency at March 31, 1998 includes the extraordinary loss of $28.3 million resulting from the extinguishment of the 1994 Notes assumed to occur on March 31, 1998 as indicated in the footnotes to the Pro Forma Financial Information included elsewhere in this Prospectus.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, HOLDERS OF EXISTING NOTES SHOULD REVIEW CAREFULLY THE FOLLOWING RISK FACTORS BEFORE TENDERING THEIR EXISTING NOTES IN THE EXCHANGE OFFERS. STATEMENTS CONTAINED IN THIS PROSPECTUS REGARDING THE COMPANY'S EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS AND OTHER MATTERS, WHICH CAN BE IDENTIFIED BY USING FORWARD-LOOKING TERMINOLOGY, SUCH AS "BELIEVES," "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR VARIATIONS THEREON OR COMPARABLE TERMINOLOGY, ARE "FORWARD-LOOKING STATEMENTS," WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT. IMPORTANT FACTORS THAT MAY CAUSE ACTUAL RESULTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THE RESULTS OR PERFORMANCE DESCRIBED IN SUCH FORWARD-LOOKING STATEMENTS ARE DESCRIBED BELOW.

CONSEQUENCES OF FAILURE TO EXCHANGE EXISTING NOTES

    The Existing Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto. Existing Notes that currently bear legends restricting transfers that remain outstanding after consummation of the Exchange Offers will continue to bear such legends. In addition, upon consummation of the Exchange Offers, holders of Existing Notes which remain outstanding will not be entitled to any rights to have such Existing Notes registered under the Securities Act or to any similar rights under the 1998 Registration Rights Agreement. Viatel currently does not intend to register under the Securities Act any Existing Notes which remain outstanding after consummation of the Exchange Offers (subject to limited exceptions, if applicable).


    To the extent that Existing Notes are tendered and accepted in the Exchange Offers, the principal amount of outstanding Existing Notes will be reduced by the principal amount so tendered and exchanged and a holder's ability to sell untendered Existing Notes could be adversely affected. As a result, the liquidity of the market for such untendered Existing Notes could be adversely affected upon completion of the Exchange Offers.



    Based on an interpretation by the staff of the Commission set forth in no-action letters and interpretative letters issued to third parties, Viatel believes that the Exchange Notes issued pursuant to the Exchange Offers in exchange for Existing Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than broker-dealers who purchased Existing Notes directly from Viatel for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in any distribution of the Exchange Notes. However, if any holder acquires Exchange Notes in the Exchange Offers for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in the no-action letters regarding MORGAN STANLEY & CO., INCORPORATED (available June 5, 1991) and EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988), or interpreted in the Commission interpretative letter to SHEARMAN & STERLING (available July 2, 1993), or similar no-action or interpretative letters, will not be entitled to validly tender Existing Notes in the Exchange Offers and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of such Existing Notes, unless such sale or transfer is made pursuant to an exemption from, or in a transaction not subject to, such requirements. Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making or other trading activities, acknowledges thereby that it will deliver a copy of this Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." In addition, to comply with the securities or "blue sky" laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and complied with.

    The Existing Notes provide for certain interest rate increases if the Exchange Offers are not consummated by October 8, 1998. Upon consummation of the Exchange Offers, holders of Existing Notes will not be entitled to an increase in the interest rate thereon or any further registration rights under the 1998 Registration Rights Agreement. See "The Exchange Offers."

SUBSTANTIAL INDEBTEDNESS; ABILITY TO SERVICE DEBT; RESTRICTIVE COVENANTS

    At March 31, 1998, the Company's total indebtedness (including capitalized lease obligations) was approximately $102.4 million, net of current portion. On a pro forma basis after giving effect to the Tender Offer and the Offering as if they had occurred on January 1, 1998, the Company would have had interest expense of $25.9 million (assuming none of the interest cost of the Notes is capitalized), EBITDA of $(6.8) million, a net loss of $36.2 million (excluding an extraordinary loss of $31.7 million resulting from the extinguishment of the 1994 Notes assumed to occur on January 1, 1998) and its earnings would have been insufficient to cover its fixed charges by $(36.2) million for the three months ended March 31, 1998. The Company expects to incur significant additional indebtedness in the future. See "-- Substantial Capital Requirements." The level of the Company's indebtedness could have a material adverse effect upon the Company such as, without limitation: (i) limiting the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions and general corporate purposes, (ii) requiring a substantial portion of the Company's cash flow from operations (if any) to be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes, (iii) making the Company more vulnerable to economic downturns, limiting its ability to withstand competitive pressures and reducing its flexibility in responding to changing business and economic conditions, (iv) restricting its ability to take advantage of business opportunities, and (v) preventing the Company from making payments on the Notes.

    The ability of the Company to meet its debt service obligations will be dependent upon the future performance of the Company, which, in turn, will be subject to the Company's successful implementation of its strategy, as well as to financial, competitive, business, regulatory, technical and other factors, including factors beyond the Company's control. If the Company is at any time unable to generate sufficient cash flow from operations to meet its debt service requirements, it may be required to refinance all or a portion of its indebtedness. The Company anticipates that cash flows from operations may be insufficient to repay the Notes and the Subordinated Convertible Debentures in full at maturity in 2008 and 2011, respectively, and that the Notes and the Subordinated Convertible Debentures may need to be refinanced. The Company's ability to do so will depend on, among other things, its financial condition at the time, the restrictions in the agreements governing its indebtedness and other factors, including market conditions. There can be no assurance that any such refinancing would be possible on terms that would be acceptable to the Company or that any additional financing could be obtained. If such refinancing were not possible or if additional financing were not available, the Company could be forced to dispose of assets under circumstances that might not be favorable to realizing the highest price for such assets or to default on its obligations with respect to its indebtedness, including the Notes and the Subordinated Convertible Debentures, which would permit the holders of the Notes to accelerate the maturity thereof.

    The Indentures contain certain restrictive covenants, which affect, and in some cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur indebtedness, make prepayments of certain indebtedness, pay dividends, make investments, engage in transactions with stockholders and affiliates, issue capital stock, create liens, sell assets and engage in mergers and consolidations. However, the limitations set forth in the Indentures are subject to a number of important qualifications and exceptions. In particular, while the Indentures restrict the Company's ability to incur additional indebtedness, they permit the Company and its subsidiaries to, among other things, incur an unlimited amount of secured indebtedness to finance telecommunications assets and build-out. See "Description of the Exchange Notes -- Covenants -- Limitation on Indebtedness."

LIMITED OPERATING HISTORY; SUBSTANTIAL NET LOSSES AND NEGATIVE CASH FLOW FROM
  OPERATIONS;
  EXPECTED FUTURE NET LOSSES AND NEGATIVE CASH FLOW FROM OPERATIONS

    The Company commenced operations in 1991 and has only a limited operating history upon which potential investors may base an evaluation of its performance. For example, of the 14 switches the Company operated as of March 31, 1998, only two were deployed as of June 30, 1995. Furthermore, the liberalization of Western European telecommunications regulation since January 1, 1998 has dramatically changed the telecommunications market in a number of the EU member states in which the Company operates. Potential investors, therefore, have limited historical financial information upon which to base an evaluation of the Company's performance. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development.

    To date, the Company has incurred substantial net losses and negative EBITDA. Net loss for each of 1995, 1996 and 1997 and the three months ended March 31, 1998 was approximately $(28.5) million, $(38.4) million, $(43.0) million and $(13.0) million, respectively. EBITDA for each of 1995, 1996 and 1997 and the three months ended March 31, 1998 was approximately $(20.3) million, $(24.6) million, $(26.6) million and $(6.8) million, respectively. Over the last three years, the Company has experienced significant increases in capital expenditures and expenses associated with the development and expansion of the Viatel Network (as defined herein). The Company expects to incur operating and net losses, and negative EBITDA and negative cash flow from operating activities until at least the year 2000. However, the Company's EBITDA losses and negative cash flows are likely to continue beyond the year 2000 if the Company extends its expansion plans, if retail prices decline faster than anticipated, interconnection rates and wholesale prices paid by the Company do not decline as quickly as anticipated or because of any of the other risks described herein. Accordingly, there can be no assurance that the Company will achieve or sustain profitability or positive cash flows from operating activities in the future. If the Company cannot achieve profitability or positive cash flows from operating activities, it may be unable to meet its working capital or future debt service requirements which would have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "-- Substantial Capital Requirements," "-- Variability of Operating Results," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements, including the notes thereto.

RISKS RELATING TO THE CIRCE NETWORK

    The Company's success is dependent, in part, upon its ability to construct the Circe Network, substantially on budget and on time, substantially increase its traffic volumes and sell IRUs and other capacity on the Circe Network. The Company has budgeted approximately $530.0 million to complete the Circe Network and will have substantial existing commitments for materials and labor, which may cost more than budgeted. However, other than the definitive agreement with Nortel with respect to Phase 1, the Company has not yet signed definitive agreements for the construction of Phase 1. The successful completion and/or use of Phase 1 could be materially adversely effected by, among other things, the Company's inability to: (i) enter into final definitive agreements with Bechtel and ASN with respect to the engineering, construction, installation and testing of Phase 1; (ii) obtain rights-of-way; (iii) obtain appropriate licenses from national and local governments; and (iv) effectively manage the construction of the new fiber routes. The Company's binding letter of intent with ASN covers price and payment terms, ready-for-service dates and project completion incentives but needs to be replaced with a definitive agreement. The Company's binding letter of intent with Bechtel covers cost incentives, ready-for-service dates and rights-of-way incentives, but also needs to be replaced with a definitive agreement. The risk that rights-of-way cannot be obtained, and the cost thereof, will be borne entirely by the Company. Once sufficient rights-of-way are obtained in a given locality, construction of the local segment of the Circe Network will commence. In addition, the successful construction of the Circe Network is substantially dependent on third party contractors retained by Bechtel. Although the Circe Network will consist primarily of new "new digs", it will involve the acquisition of existing fiber in Belgium and may also involve the acquisition of existing fiber for certain other segments, including the United Kingdom and access and egress to Paris, and those segments will have substantially fewer fibers than the portions of the Circe Network that will be newly constructed. Accordingly, the value of the Circe Network may be less than would be the case if it was entirely a "new dig."

    In addition, the Company is in the planning stages of Phase 2. It has not yet reached any definitive agreements with respect to Phase 2 and may be required to obtain additonal regulatory approvals for such portion of the Circe Network. Accordingly, the risks with respect to Phase 2 are currently substantially greater than the risks with respect to Phase 1. Any such risk could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes.

    The Company will generally not be able to terminate calls over its own network, even after the Circe Network is built. Therefore, in order to effectively use the Circe Network, it will need to be interconnected to the existing networks of ITOs in five separate countries (the United Kingdom, France, Germany, Belgium and The Netherlands). Such interconnection is expected to entail difficult negotiations with these ITOs and may be delayed. Difficulties or delays with respect to any of the foregoing may significantly delay or prevent the completion and/or use of the Circe Network, which would have a material adverse effect on the Company and its ability to make payments on the Notes. The difficulties inherent in a large construction project such as the Circe Network are exacerbated by the fact that the Circe Network will be built in five separate countries, each with separate legal and regulatory regimes and different languages, and will involve submarine cable in the North Sea and the English Channel.

    The Company must obtain rights-of-way and wayleaves in order to complete the Circe Network. Other than with respect to the Belgium portion of the Circe Network, the Company does not have any existing rights-of-way or wayleaves on the routes it intends to use for the Circe Network. Moreover, the Company generally has no right to acquire rights-of-way. While the Company believes that rights-of-way will be available at acceptable costs and in a timely manner, there can be no assurance in this regard.

    The Circe Network is also subject to construction risks, including the risks of cost overruns and delays. If the cost of the Circe Network signficantly exceeds the Company's budget for the project, the Company will be required to obtain additional financing or to abandon or curtail the Circe Network. If the Company encounters construction delays, it will not be able to route its traffic over owned facilities as soon as it hopes, which will have a detrimental effect on its ability to increase traffic volumes and on its gross margins. In addition, construction delays could negatively effect the Company's ability to sell IRU's or capacity to other carriers and delay or prevent its qualification as an "infrastructure provider" or "network operator" in France (which are entitled to obtain substantial discounts on interconnection in France).

    The Company is aware that certain long distance carriers and consortia are expanding capacity in Europe and believes that other long distance carriers, as well as potential New Entrants, are considering the construction of new fiber optic and other long distance transmission networks. For example, the Ulysses cable system owned by WorldCom and the Hermes Europe Railtel B.V. cable system ("Hermes") connect cities that will be linked by the Circe Network. In addition, Fibernet Group plc has built a 35 city network, primarily in the United Kingdom, Esprit Telecom Group plc is attempting to build out its Pan-European network, and other companies such as Level 3 Communications and British Telecom, are planning to construct fiber optic networks in Europe. As a result, there may be extreme pricing pressure with respect to sales of IRUs or capacity on the Circe Network and transmission of calls between those cities. Any price competition could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. Since the cost of the actual fiber is a relatively small portion of building new transmission lines, persons building such lines are likely to install fiber that provides substantially more transmission capacity than will be needed over the short or medium-term. Further, recent technological advances have shown the potential to greatly expand the capacity of existing and new fiber optic cable, which will add to available supply and thereby create additional pricing pressure. For example, Lucent Technologies Inc. announced earlier this year that it has developed new electronics that will substantially improve the capacity of fiber optic cable. Demand for transmission capacity in the United States has recently been fueled by businesses seeking data transmission capacity. European businesses are not currently using data transmission to the same extent as U.S. businesses. If European businesses do not substantially increase their demand for data services, the Company's ability to utilize the Circe Network will be adversely affected. In addition, the Company intends to sell IRUs or capacity in the Circe Network to other carriers, which will result in competitors having capacity on the Company's routes along the Circe Network, which in turn will result in pricing pressures with respect to traffic carried along these routes. If industry capacity expansion results in capacity that exceeds overall demand in general or along any of the Company's routes, severe additional pricing pressure could develop. Furthermore, the marginal cost of carrying calls over fiber optic cable is extremely low. As a result, certain industry observers have predicted that, within a few years, there may be dramatic and substantial price reductions and that long distance calls will not be significantly more expensive than local calls. Such pricing pressure could have a material adverse effect on the Company and its ability to make payments on the Notes.

SUBSTANTIAL CAPITAL REQUIREMENTS

    In order to further develop and expand the Viatel Network, including the Circe Network, and to develop and expand new and existing services, the Company will require substantial additional capital. The Company has budgeted approximately $530.0 million for the Circe Network. However, there can be no assurance that actual costs of the Circe Network will not substantially exceed the Company's budget for such project. Future sources of financing may include additional public and private debt and equity offerings, project financing, equipment financings and the sale of IRUs or capacity in the Circe Network. There can be no assurance that additional financing arrangements will be available on acceptable terms. Moreover, the amount of the Company's substantial total outstanding indebtedness as a result of the Offering may adversely affect the Company's ability to raise additional funds.

    The Company believes that the net proceeds from the Offering, project financing, equipment financing and the sale of IRUs and capacity on the Circe Network will provide sufficient funds for the Company to expand its business as planned and to fund its operating losses for at least the next 18 to 24 months. However, the amount of the Company's future capital requirements will depend on a number of factors, including the success of the Company's business, the start-up dates for Phase 1 and Phase 2, the rate at which the Company further expands the Viatel Network, the types of services that the Company offers, staffing levels, acquisitions and customer growth, as well as other factors that are not within the Company's control, including competitive conditions, government regulatory developments and capital costs. In the event that the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Offering, project financing, equipment financings and proceeds from the sale of IRUs or capacity on the Circe Network prove to be insufficient to fund the Company's growth in the manner and at the rate currently anticipated, the Company may be required to delay or abandon some or all of the Company's development and expansion plans or the Company may be required to seek additional sources of financing earlier than currently anticipated.

COMPETITION

    The international telecommunications industry is highly competitive and is characterized by substantial on-going price declines. For example, France Telecom has obtained approval to reduce retail prices by 9% during each of 1997 and 1998 and 4.5% during each of 1999 and 2000. Deutsche Telekom has announced that it intends to reduce retail long distance prices by up to 40%. Neither of these ITOs has reduced or is expected to reduce wholesale prices to the same extent. These pricing policies have created substantial pressure on the Company's gross margins. The Company's success depends upon its ability to compete with other telecommunications providers in each of its markets. These providers include the ITO in each country in which the Company operates, such as British Telecom, France Telecom, Belgacom and Telecom Italia, and global alliances among some of the world's largest telecommunications carriers, such as Uniworld, AT&T's WorldPartners' alliance with "Unisource" (Telia of Sweden, Swiss Telecom PTT and KPN of The Netherlands), "Concert" (British Telecom and
MCI), "Global One" (Sprint, France Telecom and Deutsche Telekom) and the more recently announced alliances among WorldCom, MCI and Telefonica de Espana and between AT&T and British Telecom. Other potential competitors include cable communications companies, wireless telephone companies, electric and other utilities with rights-of-way, railways, microwave carriers and large end users which have private networks. The intensity of competition and price declines have increased over the past several years and the Company believes that such competition and price declines will continue to intensify, particularly in Western Europe where liberalization of the telecommunications markets continues. Many of the Company's current and potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes and there can be no assurance that the Company will be able to compete successfully.


    Because all of the Company's current and targeted European markets (other than the United Kingdom) have only recently liberalized or still are in the process of liberalizing the provision of Voice Telephony (I.E., the commercial provision for the public of the direct transport and switching of speech in real-time between public switched network termination points, enabling any user to use equipment connected to such a network termination point in order to communicate with another termination point), customers in most of these markets are not accustomed to obtaining services from competitors to ITOs and may be reluctant to use emerging telecommunications providers, such as the Company. In particular, the Company's target customer base of small and medium-sized businesses with significant international calling needs, may be reluctant to entrust their telecommunications needs to new operators that are believed to be unproven. In addition, in continental Europe, certain of the Company's competitors (including the ITOs) provide potential customers with a broader range of services than the Company can offer due to existing regulatory restrictions.

    Competition for customers in the telecommunications industry is primarily based on price and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by ITOs and other major competitors. However, prices for international long distance calls have decreased substantially over the past few years in the markets in which the Company currently maintains operations or in which it expects to establish operations. Some of the Company's larger competitors may be able to use their greater financial resources to cause severe price competition in the countries in which the Company operates or expects to operate. It appears that Western European ITOs are responding to deregulation more rapidly and aggressively than occurred after deregulation in the United States and the United Kingdom. The Company expects that prices for its services will continue to decrease for the foreseeable future and that ITOs and other dominant telecommunications providers will continue to improve their product offerings. The improvement in product offerings and service provisions by the ITOs, as well as the liberalization of Voice Telephony and infrastructure which has commenced in certain EU member states, could similarly have a material adverse effect on the competitiveness of the Company to the extent that the Company is unable to provide similar levels of offerings and services. If the ITO in any jurisdiction uses its competitive advantages to their fullest extent, the Company's operations in such jurisdiction would be adversely affected. Furthermore, the marginal cost of carrying calls over fiber optic cable is extremely low. As a result, certain industry observers have predicted that, within a few years, there may be dramatic and substantial price reductions and that long distance calls will not be significantly more expensive than local calls. In addition, certain carriers, including AT&T, are implementing plans to offer telecommunications services over the Internet at substantially reduced prices. Any price competition could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes.

    The Company believes that the ITOs generally have certain competitive advantages that the Company and other competitors do not have due to their control over local connectivity. The Company relies on the ITOs for access to the public switched telephone network (the "PSTN") and the provision of leased lines, and the failure of the ITOs to provide such access or leased lines at reasonable pricing could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. The reluctance of some national regulators to accept liberalizing policies, grant regulatory approvals that would result in increased competition for the local ITO and enforce access to ITO networks and essential facilities could have a material adverse effect on the Company's competitive position and its ability to make payments on the Notes. There can be no assurance that the Company will be able to compete effectively in any of its markets. See "Business -- Competition."

SUBSTANTIAL GOVERNMENT REGULATION

    OVERVIEW. National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which the Company currently operates and intends to operate. The interpretation and enforcement of such laws and regulations varies and could limit the Company's ability to provide certain telecommunications services in certain markets. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable laws and regulations, or that other regulatory activities will not have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "Business -- Government Regulation."

    INTERNATIONAL TRAFFIC. Under the World Trade Organization (the "WTO") Basic Telecom Agreement (the "WTO Agreement"), concluded on February 15, 1997, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific procompetitive regulatory principles. The WTO Agreement became effective on February 5, 1998 and is expected to be implemented by most signatory countries in 1998, although there may be substantial delays. The Company believes that the WTO Agreement will increase opportunities for the Company and the Company's competitors. However, the precise scope and timing of the implementation of the WTO Agreement remain uncertain and there can be no assurance that the WTO Agreement will result in beneficial regulatory liberalization.

    On November 26, 1997, the Federal Communications Commission (the "FCC") adopted a new order (the "Foreign Participation Order") to implement the U.S. obligations under the WTO Agreement. In the Foreign Participation Order, the FCC adopted an open entry standard for carriers from WTO member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-WTO member countries. Petitions for reconsideration of the Foreign Participation Order are pending at the FCC.

    International carriers serving the United States, including the Company, remain subject to the FCC's international settlement policies, including new rules adopted by the FCC regarding international settlement rates (the "International Settlement Rates Order") which became effective on January 1, 1998. The international accounting rate system allows a U.S. facilities-based carrier to negotiate an "accounting rate" with a foreign carrier for handling each minute of international telephone service. Each carrier's portion of the accounting rate (usually one-half) is referred to as the settlement rate. The new International Settlement Rates Order generally requires U.S. facilities-based carriers to negotiate settlement rates with their foreign correspondent at no greater than FCC-established "benchmark" prices. Historically, international settlement rates have vastly exceeded the cost of terminating telecommunications traffic. In addition, the International Settlement Rates Order imposed new conditions upon certain carriers, including the Company. First, the FCC conditioned facilities-based authorizations for service on a route on which a carrier has a foreign affiliate upon the foreign affiliate offering all other U.S. carriers a settlement rate at or below the relevant benchmark. The Company's foreign affiliate in the United Kingdom satisfies this condition. Second, the FCC conditioned any authorization to provide switched services over either facilities-based or resold international private lines upon the condition that at least half of the facilities-based international message telephone service ("IMTS") traffic on the subject route is settled at or below the relevant benchmark rate. This condition applies whether or not the licensee has a foreign affiliate on the route in question. However, if the subject route does not comply with the benchmark requirement, a carrier from a WTO member country instead can demonstrate that the foreign country provides resale opportunities "equivalent" to those available in the United States. Accordingly, since the February 9, 1998 effective date of the Foreign Participation Order, the Company has been permitted to resell private lines for the provision of switched services to any country that either has been found by the FCC to comply with the benchmarks or has been determined to be equivalent. The Company, however, will require prior FCC approval in order to provide resold private lines to any country in which it has an affiliated carrier that has not been found by the FCC to lack market power. Many parties have appealed the International Settlement Rates Order to the U.S. Court of Appeals for the D.C. Circuit or have filed petitions for reconsideration with the FCC. These proceedings are still pending. The Company cannot predict the outcome of this appeal and its possible impact on the Company. In addition, the FCC is expected to propose in late summer 1998 to loosen certain requirements of its current international settlements policy, but Viatel cannot predict the outcome of any such proposal or its possible impact on the Company.


    Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way the Company can route calls. Although certain FCC rules limit the way in which some international calls can be routed, the Company does not believe that its network configuration, specifically the way in which traffic is routed through its UK facilities, is specifically prohibited by or undermines in any way the intent of these rules. It is possible, however, that the FCC could find that the Company's network configuration violates these rules. If the Company were found to be in violation of these routing restrictions, and if the violation were sufficiently severe, it is possible that the FCC could impose sanctions and penalties upon the Company.

    CALL REORIGINATION. In addition, outside the EU the Company provides its customers with access to its services through the use of call reorigination. A substantial number of countries have prohibited certain forms of call reorigination. There can be no assurance that certain of the Company's services and transmission methods will not be or not become prohibited in certain jurisdictions and, depending on the jurisdictions, services and transmission methods affected, there could be a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "Business -- Government Regulation."

    UNSETTLED NATURE OF REGULATORY ENVIRONMENT. The Company has pursued and expects to continue to pursue a strategy of providing its services to the maximum extent it believes permissible under applicable laws and regulations. The Company's provision of services in Western Europe may also be affected if any EU member state imposes greater restrictions on non-EU international service than on such service within the EU. There can be no assurance that the United States or foreign jurisdictions will not adopt laws or regulatory requirements that will adversely affect the Company. Additionally, there can be no assurance that future United States or foreign regulatory, judicial or legislative changes will not have a material adverse effect on the Company or that regulators or third parties will not raise material issues with regard to the Company's compliance with applicable laws or regulations. If the Company is unable to provide the services it is presently providing or intends to provide or to use its existing or contemplated transmission methods, due to its inability to receive or retain formal or informal approvals for such services or transmission methods, or for any other reason related to regulatory compliance or the lack thereof, such events could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "Business -- Government Regulation."


    Since January 1, 1998, the Company, as well as its U.S. competitors, have been required to make FCC-mandated contributions to a universal service fund to subsidize telecommunications services for low-income persons, schools and libraries, and rural health care providers. These contributions are based upon the Company's gross revenues. The precise amount of these contributions for 1998 is unclear, as is whether the rate for these contributions will escalate in future years. There can be no assurance that the Company will be able fully to pass the cost of these contributions on to its customers or that doing so will not result in a loss of customers.


    EUROPEAN IMPLEMENTATION. The national governments of EU member states are required to pass legislation to liberalize the markets within their countries to give effect to European Commission ("EC") directives. This applies not only to the liberalization requirements set out in EC directives that already have been adopted, but will also apply to requirements to be contained in those directives which still remain to be adopted by the Council of the European Communities. In addition, some EU member states have inconsistently and, in some instances, unclearly implemented EC telecommunications directives, which could limit, constrain or otherwise adversely affect the Company's ability to provide certain services. Furthermore, national governments may not necessarily pass legislation enacting an EC directive in the form required, if at all, or may pass such regulations only after a significant delay. In November 1997, the EC commenced proceedings against seven EU member states, including Belgium, for failure to fully implement certain EU telecommunications directives. Even if a national government enacts appropriate regulations within the time frame established by the EU, there may be significant resistance to the implementation of such legislation from ITOs, regulators, trade unions and other sources. For example, in France, the telecommunications union has stated its objection to the current move towards liberalization. The above factors and other potential obstacles to liberalization could have a material adverse effect on the Company's operations by preventing the Company from expanding its operations as currently intended, as well as a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes.

RISKS ASSOCIATED WITH MANAGEMENT OF GROWTH AND IMPLEMENTATION OF GROWTH STRATEGY

    The Company's rapid growth has placed, and is expected to continue to place, a significant strain on the Company's administrative, operational and financial resources and has increased demands on its systems and controls. In addition, there can be no assurance that the Company will be able to successfully add services or expand its geographic markets or that existing regulatory barriers to its current or future operations will be reduced or eliminated. As the Company increases its services and expands its geographic markets, there will be additional demands on the Company's customer support, sales and marketing and administrative resources and network infrastructure. There can be no assurance that the Company's administrative, operating and financial control systems and infrastructure will be adequate to maintain and effectively monitor future growth or that the Company will be able to successfully attract, train and manage additional employees. The failure to continue to upgrade the Company's administrative, operating and financial control systems and infrastructure or the occurrence of unexpected expansion difficulties could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "-- Dependence on Effective Information Systems; Year 2000 Technology Risks."

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS AND FOREIGN EXCHANGE RATE RISKS

    There are certain risks inherent in conducting an international business, including regulatory limitations restricting or prohibiting the provision of the Company's services, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political risks, fluctuations in currency exchange rates, foreign exchange controls which restrict or prohibit repatriation of funds, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity during the summer months in Europe and certain other parts of the world, and potentially adverse tax consequences resulting from operating in multiple jurisdictions with different tax laws. For example, regulatory limitations restricting or prohibiting the Company's operations in Latin America (which includes, for purposes of this Prospectus, the United Mexican States, Central America and South America, respectively), including regulations in certain countries prohibiting the provision of services through the automatic callback access method utilized by the Company, have contributed to the Company's decision to discontinue or modify certain of its services in such countries. Existing or future regulations in other countries could also have similar consequences.

    Since its inception in 1991, the Company has invested heavily in developing its ability to provide international telecommunications services within Western Europe and other deregulating markets and in developing and expanding its market presence, including entering into the national long distance telecommunications markets in Germany, Italy and Spain. The Company's payment obligations with respect to the Notes are denominated in U.S. Dollars and German Deutschmarks, but the Company's revenues will be increasingly denominated in other currencies. Any appreciation in the value of the U.S. Dollar or the German Deutschmark relative to such other currencies could have material adverse effect on the Company and its ability to make payments on the Notes. The Company does not currently use financial hedging instruments, although in the future the Company may elect to manage the exchange rate exposure presented by the 12.40% Notes and the 11.15% Notes by entering into certain hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Foreign Currency." There can be no assurance, however, that exchange rate fluctuations will not have a material adverse effect on the Company's ability to make payments on the Notes. In addition, there can be no assurance that laws or administrative practices relating to taxation, foreign exchange or other matters in countries within which the Company operates will not change. Any such change could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payment on the Notes. See "-- Substantial Government Regulation," "-- Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Foreign Currency," and "Business -- Government Regulation."

    The Notes are due and payable in 2008. The third stage of the European Economic and Monetary Union ("Stage III") is presently anticipated to commence on January 1, 1999 for the eleven EU member states, including Germany, which the Council of the EU determined on May 2, 1998 had satisfied the convergence criteria established in the Treaty of Maastricht. Stage III is the locking of exchange rates among such eleven member states and the introduction of a single currency (the "Euro"), which will replace the national currencies of such member states. Holders of the 12.40% Notes and the 11.15% Notes should recognize that if the Euro is adopted in Germany, at some time after January 1, 1999 it will replace the German Deutschmark as the legal tender in Germany, which would result in the effective redenomination of the 12.40% Notes and the 11.15% Notes into Euros. There can be no assurance that the Euro will be adopted or, if adopted, will maintain its value relative to other currencies. If the value of the Euro were to decline relative to other currencies, the value of the 12.40% Notes and the 11.15% Notes (as re-denominated in Euros) would necessarily decline relative to such currencies. See "Description of the Exchange Notes -- Substitution of Currency."

RISKS ASSOCIATED WITH ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

    The Company may seek to acquire customer bases and businesses from, make investments in, or enter into strategic alliances with, other companies. Any future acquisitions, investments, strategic alliances or related efforts will be accompanied by the risks commonly encountered in such transactions. Such risks include, among others, the difficulty of identifying appropriate acquisition candidates, the difficulty of assimilating the operations and personnel of the acquired entities, the potential disruption of the Company's ongoing business, the inability of management to capitalize on the opportunities presented by acquisitions, investments or strategic alliances, the failure to successfully incorporate licensed or acquired technology and rights into the Company's services, the failure to maintain uniform standards, controls, procedures and policies, and the impairment of relationships with employees as a result of changes in management and ownership. Additionally, in connection with an acquisition, the Company may experience rates of customer attrition that are significantly higher than the rate of customer attrition which it generally experiences. Further, to the extent that any such transaction involves customer bases or businesses located outside the United States, the transaction would involve the risks associated with international operations. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered with such acquisitions, investments or strategic alliances. See "-- Risks Relating to the Circe Network," "-- Risks Associated with International Operations and Foreign Exchange Rate Risks," "-- Risks Associated with the Operation of the Viatel Network," and "Business -- Business Strategy -- Pursue Acquisitions, Investments and Strategic Alliances."

RAPIDLY CHANGING INDUSTRY, TECHNOLOGY AND CUSTOMER REQUIREMENTS; SIGNIFICANT
  PRICE DECLINES

    The telecommunications industry is changing rapidly due to, among other factors, liberalization, privatization of ITOs, technological improvements, expansion of telecommunications infrastructure and the globalization of the world's economies and free trade. Such changes may happen at any time and can significantly affect the Company's operations from period to period. There can be no assurance that one or more of these factors will not have unforeseen effects which could have a material adverse effect on the Company. There can also be no assurance, even if these factors turn out as anticipated, that the Company will be able to implement its strategy or that its strategy will be accepted in this rapidly evolving market.

    The telecommunications industry is characterized by rapid and significant technological advancements, introductions of new products and services utilizing new technologies, increased availability of transmission capacity and increased utilization of the Internet for voice and data transmission. As new technologies develop, the Company may be placed at a competitive disadvantage and competitive pressures may force the Company to implement such new technologies at substantial cost. In addition, competitors may implement new technologies before the Company is able to implement such technologies, allowing such competitors to provide enhanced services and superior quality compared to those provided by the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company, or which it may implement in the future, may not be preferred by its customers or may become obsolete. If the Company is unable to respond to competitive pressures, implement new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced services offered by the Company do not achieve a significant degree of market acceptance, any such event could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes.

    Prices for international long distance calls historically have been kept artificially high in part by above-cost international settlement rates and have allowed carriers to enjoy artificially high gross margins on international calls. However, many observers believe that, given the negligible marginal cost to a facilities-based carrier of carrying an international call and given the emergence of competition in many countries, the international settlement rate system is in the process of collapsing and that the price of international calls will not be sufficiently more expensive than domestic long distance calls. In addition, an EU Directive which became effective on January 1, 1998 (the "Interconnection Directive"), requires EU operators with significant market power to charge cost-based and non-discriminatory prices for transmission of cross-border traffic. This will have an effect on settlement rates with countries and territories outside the EU and may also contribute to the collapse of the international settlement rate system. For the foregoing reasons, substantial price reductions have begun to be reflected in international rates, particularly the rates charged for calls between countries where competition exists. For example, Sprint has reduced its rates on certain calls between the United States and the United Kingdom to $.10 per minute. This represents a steep decline from rates charged for such calls as recently as several years ago and the Company expects rates on international calls, particularly between the United States and Western Europe, to continue to decline significantly. Furthermore, the FCC has adopted the International Settlement Rate Order, which is designed to bring downward pressure on international telephone rates by requiring U.S. carriers to pay lower settlement rates to their correspondent foreign carriers.

    Industry observers predict that telephone charges will be less affected by the distance a call is carried, particularly with the possible increased use of voice services over the Internet. As a consequence, the Company would experience a substantial reduction in its gross margin on international calls which, absent a substantial increase in billable minutes of traffic carried or charges for additional services, would have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. In addition, France Telecom and Deutsche Telekom have taken steps to substantially reduce retail prices, in excess of reductions in wholesale prices, in an effort to protect their market share and deter competitors, such as the Company. See "-- Competition" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

RISKS ASSOCIATED WITH THE OPERATION OF THE VIATEL NETWORK

    The Company's success is dependent on the seamless technical operation of the Viatel Network and on the management of traffic volumes and route selection over the network. Furthermore, as the Company expands the Viatel Network to increase both its capacity and reach, and as traffic volume continues to increase, the Company will face increasing demands and challenges in running and managing the network, including its circuit capacity and traffic management systems. The Viatel Network is subject to several risks which are outside of the Company's control, such as the risk of damage to software and hardware resulting from fire, power loss, natural disasters and general transmission failures caused by a number of additional factors. Any failure of the Viatel Network or other systems or hardware that causes significant interruptions to the Company's operations could have and a material adverse effect on the Company's business, financial condition and results of operations and its ability to make payments on the Notes. The Company's operations are also dependent on its ability to successfully integrate new and emerging technologies and equipment into the Viatel Network, which could increase the risk of system failure and result in further strains upon the Viatel Network. The Company attempts to minimize customer inconvenience in the event of a system disruption by routing traffic to other circuits and switches which may be owned by other carriers. However, prolonged or significant system failures, or difficulties for customers in accessing and maintaining connection with the Viatel Network, could seriously damage the reputation of the Company and result in customer attrition and financial losses. Additionally, any damage to the Company's switching centers in Omaha, Nebraska could have a material adverse effect on the Company's ability to monitor and manage the network operations and generate accurate call detail reports.

    The expansion and development of the Viatel Network will entail the significant expenditure of resources in projecting growth in traffic volume and routing preferences and determining the most cost-effective means of growing the Viatel Network, for example, through variable or fixed lease arrangements, the purchase of IRUs or MIUs on digital fiber optic cables or digital microwave equipment, or the construction of transmission infrastructure. Failure to project traffic volume and route preferences correctly or to determine the optimal means of expanding the Viatel Network would result in less than optimal utilization of the Viatel Network and could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "Business -- The Viatel Network."

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS; YEAR 2000 TECHNOLOGY RISKS

    To efficiently produce customer bills in a timely manner, the Company must record and process millions of call detail records quickly and accurately. While the Company believes that its billing and information systems are currently sufficient for its operations, such systems will require enhancements and ongoing investments, particularly as volume increases. There can be no assurance that the Company will not encounter difficulties in enhancing its systems or integrating new technology into its systems. The failure of the Company to implement any required system enhancement, to acquire new systems or to integrate new technology in a timely and cost effective manner could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. See "Business -- Information Systems."

    While the Company believes that its software and hardware systems are Year 2000 compliant, there can be no assurance until the Year 2000 occurs that all systems will then function adequately. The Company does not know whether the computer systems of ITOs and other carriers on whose services the Company depends for transmission capacity are Year 2000 compliant. If the computer systems of the ITOs and such other carriers are not Year 2000 compliant, it could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes.

RELIANCE ON THIRD PARTIES FOR LEASED CAPACITY AND INTERCONNECTION ARRANGEMENTS

    Other than IRUs and MIUs in certain digital fiber optic cables, the Company does not currently own any telecommunications transmission lines. As a result, the Company depends upon other facilities-based carriers, virtually all of which are competitors of the Company. The Company currently leases transmission lines from, among others, British Telecom, Cable & Wireless, and the respective ITO in each country in which the Company operates. In addition, the Company's ability to connect customers to the Viatel Network is dependent upon the Company's ability to secure interconnection agreements, providing access and egress into and from the PSTN, with the respective ITO in each market in which the Company operates. The Company currently has interconnection agreements with Cable & Wireless, British Telecom, in the United Kingdom, KPN in The Netherlands, Infostrada in Italy and Deutsche Telekom and ECN Telecommunications in Germany, and expects to secure additional interconnection agreements in certain other EU member states in which the Company operates as liberalization continues. The Company is currently negotiating interconnection agreements with France Telecom, Belgacom and Telecom Italia. The Company expects to encounter strong resistance to its efforts to obtain economical interconnection agreements. Even if the Company obtains such agreements, the actual interconnection of the Viatel Network with the ITOs is expected to involve disputes and delays. There can be no assurance that the Company will be successful in securing such interconnection agreements and actual interconnection in a satisfactory or timely manner.

    The Company currently leases capacity for point-to-point circuits with fixed monthly payments and buys minutes of use pursuant to agreements with maximum twelve-month terms and is vulnerable to changes in its lease arrangements, capacity limitations and service cancellations. These lease arrangements present the Company with high fixed costs, while revenues generated by the utilization of these leases will vary based on traffic volume and pricing. Accordingly, if the Company is unable to generate sufficient traffic volume over particular routes or is unable to charge appropriate rates, the Company could fail to generate revenue sufficient to meet the fixed costs associated with the lease and may incur negative gross margins with respect to such routes. Although the Company believes that its arrangements and relationships with other carriers generally are satisfactory, the deterioration or termination of the Company's arrangements and relationships with one or more carriers could have a material adverse effect on the Company's cost structure, service quality, network coverage, financial condition, results of operations and its ability to make payments on the Notes. See "Business -- The Viatel Network" and "-- Carrier Contracts."

DEPENDENCE ON CARRIER CUSTOMERS

    Revenues derived from carrier customers accounted for 27.9% of the Company's revenues during 1997 and 44.8% during the first quarter of 1998. Such revenues are produced by a limited number of carrier customers. Accordingly, the loss of revenue from one or more carrier customers could have a material adverse effect upon the Company's business, financial condition, results of operations and its ability to make payment of the Notes.

    Carrier customers are extremely price sensitive, generate very low margin business and often choose to move their business based solely on small price changes. In addition, smaller carrier customers generally are perceived in the telecommunications industry as presenting a higher risk of payment delinquency or non-payment than other customers. While the Company believes that its credit criteria enables it to reduce its exposure to the higher payment risks generally associated with carrier customers, no assurance can be given that such criteria will afford adequate protection against such risks.

DEPENDENCE ON KEY PERSONNEL

    The success of the Company's business will depend, to a significant extent, upon the abilities and continued efforts of its senior management, and particularly upon the abilities and efforts of Michael J. Mahoney, the Company's Chief Executive Officer and President. The Company does not currently have employment agreements with any executive officer other than Michael J. Mahoney, Allan L. Shaw, the Company's Senior Vice President and Chief Financial Officer and Sheldon M. Goldman, the Company's Senior Vice President, Business Affairs and General Counsel. Except for a $3.0 million "key-man" life insurance policy which the Company has obtained on the life of Mr. Mahoney, the Company does not maintain and does not contemplate obtaining such life insurance policies on any of its employees. The Company's success also will depend on its ability to attract, retain and motivate qualified management, marketing, technical and sales executives and other personnel who are in high demand and are often subject to competing employment opportunities. In addition, the labor market for software engineers and central office technicians has been extremely competitive recently and the Company may lose key employees or be forced to increase their compensation. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. There can be no assurance that the Company will be successful in attracting, retaining and motivating such personnel. Although members of management participate in the Stock Incentive Plan (as defined herein), their options do not currently provide the right to acquire a significant portion of the equity of Viatel. See "Management -- Directors and Executive Officers," "--Stock Option Grants," "-- Employment Agreements," "-- Stock Incentive Plan" and "Principal Stockholders."

CONTROL BY PRINCIPAL STOCKHOLDERS


    COMSAT International, Inc. ("COMSAT"), S-C V-Tel Investments, L.P. ("S-C V-Tel") and Martin Varsavsky control, in the aggregate, approximately 40.1% of the outstanding shares of Common Stock and Mr. Varsavsky individually beneficially owns approximately 23.5% of the outstanding shares of Common Stock. To the extent that these stockholders exercise their voting rights in concert, they effectively will have the ability to control the election of all members of the Company's Board of Directors, the outcome of most matters submitted to a vote of the holders of Common Stock and generally will be able to direct the affairs of the Company. The exercise of these powers may present conflicts of interest between the individuals and the holders of the Notes. See "Management -- Compensation Committee Interlocks and Insider Participation -- Shareholders Agreements," "-- Compensation Committee Interlocks and Insider Participation -- Voting Agreement" and "Principal Stockholders."

ORIGINAL ISSUE DISCOUNT CONSEQUENCES

    The Existing 12.50% Notes and the Existing 12.40% Notes were issued with original issue discount ("OID") for U.S. federal income tax purposes. The 12.50% Exchange Notes and the 12.40% Exchange Notes should be treated as a continuation of the Existing 12.50% Notes and the Existing 12.40% Notes, respectively. Consequently, a holder of 12.50% Notes and 12.40% Notes will be required to include in such holder's income, for United States federal income tax purposes, OID with respect to such Notes as it accrues although no cash payments of interest thereon are scheduled to be made until October 15, 2003. See "Certain Income Tax Considerations -- Certain United States Federal Income Tax Considerations -- The Notes -- Original Issue Discount."

    If a bankruptcy case is commenced by or against the Company under the United States Bankruptcy Code, the claim of a holder of Discount Notes may be limited to an amount equal to the sum of the issue price as determined by the bankruptcy court and that portion of the OID which is deemed to accrue from the issue date to the date of any such bankruptcy filing.

    In addition, it is likely that the 12.50% Exchange Notes and the 12.40% Exchange Notes will constitute "applicable high yield discount obligations" ("AHYDOs") for United States federal income tax purposes. If the 12.50% Exchange Notes and the 12.40% Exchange Notes do constitute AHYDOs, the Company will not be permitted to deduct OID in respect of the 12.50% Exchange Notes and the 12.40% Exchange Notes until amounts corresponding to such discount are paid in cash, and some portion of such discount may not be deductible at any time. See "Certain Income Tax Considerations -- Certain United States Federal Income Tax Considerations -- The Notes -- Applicable High Yield Discount Obligations."

POSSIBLE LIMITATIONS ON NET OPERATING LOSS CARRYFORWARDS

    As of March 31, 1998, the Company had unused United States federal and foreign income tax net operating loss ("NOL") carryforwards of approximately $101.8 million. Such NOL carryforwards begin to expire in the year 2007.

    As a result of an "ownership change," as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), in October 1996, certain of the Company's NOL carryforwards from periods before such time are subject to annual limitations. Section 382 of the Code imposes limitations with respect to the carryforward of NOLs by a corporation that experiences a more-than-50 percent ownership change over a three-year period (or over a shorter period if there has been a prior ownership change within the immediately preceding three-year period). In general, if such an ownership change occurs, Section 382 of the Code limits the amount of the NOLs carried over from pre-ownership change years that can be used in any post-ownership change year to an amount equal to the product obtained by multiplying (1) the value of the corporation's capital stock (with certain adjustments) at the time of the ownership change and (2) an interest rate determined by the Internal Revenue Service for the month of the ownership change.

    It is possible that the Offering, when combined with subsequent direct or indirect changes in the ownership of the Company's capital stock within the relevant testing period, could result in a more-than-50 percent ownership change and substantially restrict the Company's subsequent use of its then unutilized NOL carryforwards.

    The Company will be required to pay U.S. federal income tax in any year in which its taxable income exceeds the amount of each of the NOL carryforwards limited by Section 382 of the Code, plus the aggregate NOL carryforwards from years after an ownership change. To the extent that the Company does not use the full amount of its limited NOL carryforward in any year, such unused portion can be used to increase the NOL carryforward limitation for subsequent years prior to the expiration of the NOL carryforwards subject to the limitation.

VARIABILITY OF OPERATING RESULTS

    The Company's quarterly operating results have fluctuated in the past, primarily as a result of the evolution of the Company's business, and may fluctuate significantly in the future as a result of a variety of factors, including: (i) pricing changes; (ii) changes in the mix of services sold or channels through which those services are sold; (iii) changes in user demand, customer terminations of service, capital expenditures and other costs relating to the expansion of the Viatel Network; (iv) the start-up of Phase 1 and Phase 2 of the Circe Network; (v) the timing and costs of any acquisitions of customer bases and businesses, services or technologies; (vi) the timing and costs of marketing and advertising efforts; (vii) the effects of government regulation and regulatory changes; and (viii) specific economic conditions in the telecommunications industry. Such variability could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. Any significant shortfall in demand for the Company's services in relation to the Company's expectations, or the occurrence of any other factor which causes revenue to fall significantly short of the Company's expectations, would also have a material adverse effect on the Company's business, financial condition and results of operations and its ability to make payments on the Notes. In addition, the uncertainty of revenue growth coupled with substantial planned increases in operating expenses and the continued evolution in the Company's transmission methodology from switchless resale to use of the Viatel Network may result in substantial quarterly fluctuations in the Company's operating results. See "-- Limited Operating History; Substantial Net Losses and Negative Cash Flow from Operations; Expected Future Net Losses and Negative Cash Flow from Operations," "Selected Consolidated Financial and Other Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ABSENCE OF A PUBLIC MARKET FOR THE EXCHANGE NOTES

    The Existing Notes have been approved for trading in the PORTAL market. However, the Exchange Notes will be new securities for which there is currently no public market. There is no established trading market for the Exchange Notes. Viatel does not currently intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development of any market for or the liquidity of any market that may develop for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which such holders would be able to sell their Exchange Notes. If such a trading market were to develop, the Exchange Notes could trade at prices that may be higher or lower than the initial market values depending on many factors, including prevailing interest rates, Viatel's results of operations, the market for similar securities and general macroeconomic and market conditions.

    Historically, the market for noninvestment grade debt securities have been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the markets for the Exchange Notes will not be subject to similar disruptions. Any such disruptions may have an adverse effect on the holders of the Notes.

                              THE EXCHANGE OFFERS


    The Existing Notes were issued and sold by Viatel to the Initial Purchasers on April 8, 1998 pursuant to the Purchase Agreement. The Initial Purchasers subsequently resold the Existing Notes to persons in offshore transactions in reliance on Regulation S and to qualified institutional buyers (or "QIBs") in reliance on Rule 144A. Viatel and the Initial Purchasers also entered into the 1998 Registration Rights Agreement, pursuant to which Viatel agreed, with respect to the Existing Notes and subject to the determination that the Exchange Offers are permitted under applicable law, to use its best efforts to consummate the Exchange Offers on or prior to October 8, 1998. A copy of the 1998 Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus is a part and the description of the terms of the 1998 Registration Rights Agreement is qualified in its entirety by reference thereto.



    In the event that applicable interpretations of the staff of the Commission do not permit Viatel to effect the Exchange Offers, or under certain other circumstances, Viatel is required, at its cost, to use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Existing Notes by holders who satisfy certain conditions relating to the provision of information, and to keep such registration statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after April 8, 1998, or such shorter period that will terminate when all Existing Notes covered by such Shelf Registration Statement have been sold thereunder. The Exchange Offers are intended to satisfy Viatel's exchange offer obligations under the 1998 Registration Rights Agreement.



    In the event that the Exchange Offers are not consummated, or the Shelf Registration Statement is not declared effective on or prior to October 8, 1998 (or the Registration Statement ceases to be effective or usable) then, from and after October 9, 1998, interest (in addition to the accrual of original issue discount on the Existing Discount Notes and interest otherwise due on the Existing Senior Notes will accure, (i) with respect to the Existing Discount Notes, at the rate of 0.5% per annum of the Accreted Value on the preceding Semi-Annual Accrual Date (as defined), and (ii) with respect to the Existing Senior Notes, at the rate of 0.5% per annum of the principal amount, and, in each case, be payable in cash semi-annually on April 15 and October 15 of each year, commencing April 15, 1999, until the Exchange Offers are consummated or the Shelf Registration Statement is declared effective. Upon consummation of the Exchange Offers, holders of Existing Notes will not be entitled to any increase in the interest rate thereon or any further registration rights under the 1998 Registration Rights Agreement.



    The Existing Notes were issued by the Company as part of the Units. Upon the effectiveness of the Registration Statement, the Series A Preferred and the Subordinated Convertible Debentures, as the case may be, issued as part of such Units will become separately tradeable from the Existing Notes. The Series A Preferred and the Subordinated Convertible Debentures are not part of the Exchange Offers.


TERMS OF THE EXCHANGE OFFERS

GENERAL


    Viatel hereby offers, upon the terms and subject to the conditions set forth herein, and in the accompanying Letters of Transmittal, to exchange $1,000 principal amount at maturity of 12.50% Exchange Notes and $1,000 principal amount of 11.25% Exchange Notes for each $1,000 principal amount at maturity of Existing 12.50% Notes and $1,000 principal amount of Existing 11.25% Notes, respectively. Viatel also hereby offers, upon the terms and subject to the conditions set forth herein and in the accompanying Letters of Transmittal, to exchange DM 100,000 principal amount at maturity, and any integral multiple of DM 1,000 above such number, of 12.40% Exchange Notes and 11.15% Exchange Notes for a like principal amount of Existing 12.40% Notes and Existing 11.15% Notes. The Exchange Offers will commence on August 17, 1998. Viatel will accept for exchange any and all Existing Notes that are validly tendered on or prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange

Offers are not conditioned upon any minimum principal amount of Existing Notes being tendered for exchange (except as provided herein for 12.40% Exchange Notes and 11.15% Exchange Notes). However, the Exchange Offers are subject to the terms and provisions of the 1998 Registration Rights Agreement. See "-- Conditions of the Exchange Offers."


    Any holder of Existing Notes that is an "affiliate" of Viatel within the meaning of Rule 405 under the Securities Act may not participate in the Exchange Offers. Viatel believes that, as of the date of this Prospectus, no such holder is an "affiliate" as defined in Rule 405.



    Existing Notes may be tendered only in multiples of $1,000 (except as provided herein for Existing 12.40% Notes and Existing 11.15% Notes). Subject to the foregoing, holders may tender less than the aggregate principal amount represented by the Existing Notes held by them, provided that they appropriately indicate this fact on the applicable Letter of Transmittal accompanying the tendered Existing Notes (or so indicate pursuant to the procedures for book-entry transfer).



    As of the date hereof, $500.0 million principal amount at maturity ($272,055,000 original issue price) of Existing 12.50% Notes, $400.0 million principal amount of Existing 11.25% Notes, DM 226.0 million principal amount at maturity (DM 123,549,680 original issue price) of Existing 12.40% Notes and DM
178.0 million principal amount of Existing 11.15% Notes are outstanding. Solely for reasons of administration (and for no other purpose), Viatel has fixed the close of business on August 10, 1998 as the Exchange Record Date for purposes of determining the persons to whom this Prospectus and the applicable Letter of Transmittal will be mailed initially. Only a holder of Existing Notes or such holder's legal representative or attorney-in-fact may participate in the Exchange Offers. There will be no fixed record date for determining holders of Existing Notes entitled to participate in the Exchange Offers. Holders of Existing Notes do not have any appraisal or dissenter's rights under the General Corporation Law of Delaware or the Indentures in connection with the Exchange Offers.


    Viatel shall be deemed to have accepted validly tendered Existing Notes when, as and if Viatel has given oral notice (confirmed in writing) of such acceptance to the Exchange Agents. The Exchange Agents will act as agents for Viatel.

    If any tendered Existing Notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth herein or otherwise, any such unaccepted Existing Notes will be returned, without expense, to the tendering holder thereof as promptly as practicable after the Expiration Date.

    The Exchange Notes issued pursuant to the Exchange Offers will be delivered as promptly as practicable following the Expiration Date.

EXPIRATION DATE; EXTENSIONS; AMENDMENTS


    The Expiration Date shall be September 17, 1998, at 5:00 p.m., New York City time, unless extended, in which case the Expiration Date shall be the latest date and time to which the Exchange Offers are extended.


    In order to extend the Exchange Offers, Viatel will notify the Exchange Agents of any extension by oral or written notice and will make a public announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    Viatel reserves the right, in its sole discretion (but subject to the 1998 Registration Rights Agreement) (i) to delay accepting any Existing Notes, (ii) to extend the Exchange Offers and (iii) to amend the terms of the Exchange Offers in any manner. If the Exchange Offers are amended in a manner determined by Viatel to constitute a material change, Viatel will promptly disclose such amendments by means of a prospectus supplement that will be distributed to the registered holders of the Existing Notes and Viatel will extend the Exchange Offers for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered holders, if the Exchange Offers would otherwise expire during such five to ten business day period.

PROCEDURES FOR TENDERING THE NON-DBC NOTES


    The tender of a holder's Existing Notes as set forth below and the acceptance thereof by Viatel will constitute a binding agreement between the tendering holder and Viatel upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letters of Transmittal. Except as set forth below, a holder who wishes to tender non-DBC Notes for exchange pursuant to the Exchange Offers must transmit such non-DBC Notes to the U.S. Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date, together with either (i) a properly completed and duly executed applicable Letter of Transmittal, or facsimile thereof, together with such non-DBC Notes and any other documents required by such Letter of Transmittal, for receipt by the U.S. Exchange Agent at the address set forth herein and therein or (ii) a computer generated message (an "Agent's Message"), transmitted by means of DTC ATOP system and received by the U.S. Exchange Agent, in which such holder acknowledges and agrees to be bound by the terms of the applicable Letter of Transmittal.


    THE METHOD OF DELIVERY OF NON-DBC NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT THE HOLDER USE AN OVER-NIGHT OR HAND DELIVERY SERVICE. IN ALL SUCH CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO NON-DBC NOTES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO VIATEL.

    Any financial institution that is a participant in the Book-Entry Transfer Facility System of DTC may make book-entry delivery of the non-DBC Notes by causing DTC to transfer such non-DBC Notes into the U.S. Exchange Agent's account in accordance with DTC's procedures for such transfer. In connection with a book-entry transfer, a Letter of Transmittal need not be transmitted to the U.S. Exchange Agent, provided that the book-entry transfer procedure transferring such non-DBC Notes must be complied with prior to 5:00 p.m., New York City time, on the Expiration Date.

    Any non-DBC Notes presented to the U.S. Exchange Agent for exchange pursuant to the Exchange Offers shall be exchanged for Exchange Notes of equal principal amount upon surrender to the U.S. Exchange Agent of the non-DBC Notes to be exchanged; PROVIDED that the non-DBC Notes so surrendered for exchange are accompanied by the applicable Letter of Transmittal duly executed by the holder and are duly endorsed or accompanied by a written instrument of transfer in form satisfactory to Viatel, the Trustee and the U.S. Exchange Agent and duly executed by the holder thereof or such holder's attorney who shall be duly authorized in writing to execute such document on the behalf of such holder. Whenever any non-DBC Notes are so surrendered for exchange, Viatel shall execute, and the Trustee shall authenticate and deliver to the surrendering holder thereof, Exchange Notes in the same aggregate principal amount as the non-DBC Notes so surrendered as promptly as practicable following the Expiration Date.


    Each signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the non-DBC Notes surrendered for exchange are tendered (i) by a registered holder (as defined below) of the non-DBC Notes who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" in the applicable Letter of Transmittal, or (ii) for the account of an Eligible Institution. In the event that a signature on a Letter of Transmittal or a notice of withdrawal, as the case may be, is required to be guaranteed, such guarantee must be by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or otherwise be an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (collectively, "Eligible Institutions"). If the applicable Letter of Transmittal is signed by a person other than the registered holder of the non-DBC

Notes, the non-DBC Notes surrendered for exchange must either (i) be endorsed by the registered holder, with the signature thereon guaranteed by an Eligible Institution or (ii) be accompanied by a bond power, in satisfactory form as determined by Viatel in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution. The term "registered holder" as used herein with respect to non-DBC notes means any person in whose name the non-DBC Notes are registered on the books of the registrar under the applicable Indenture.


    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the non-DBC Notes tendered for exchange will be determined by Viatel in its sole discretion, which determination shall be final and binding. Viatel reserves the absolute right to reject any and all non-DBC Notes not properly tendered and to reject any non-DBC Notes Viatel's acceptance of which might, in the judgment of Viatel or its counsel, be unlawful. Viatel also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offers as to particular non-DBC Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender non-DBC Notes in the Exchange Offers). The interpretation of the terms and conditions of the Exchange Offers (including the Letters of Transmittal and the instructions thereto) by Viatel shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of non-DBC Notes for exchange must be cured within such period of time as Viatel shall determine. Viatel will use reasonable efforts to give notification of defects or irregularities with respect to tenders of non-DBC Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the non-DBC Notes will not be deemed to have been made until such irregularities have been cured or waived.


    If any Letter of Transmittal is signed by a person or persons other than the holders of non-DBC Notes, such Letter of Transmittal must be accompanied by an appropriate power of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the non-DBC Notes or security position listing maintained by DTC, as the case may be. If any Letter of Transmittal, endorsement, bond power, power of attorney or any other documents required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of the corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and, unless waived by Viatel, proper evidence satisfactory to Viatel, in its sole discretion, of such person's authority to so act must be submitted.


    Any beneficial owner of a non-DBC Note (a "Beneficial Owner") whose non-DBC Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender non-DBC Notes in the Exchange Offers should contact such registered holder promptly and instruct such registered holder to tender on such Beneficial owner's behalf. If such Beneficial Owner wishes to tender directly and is the Beneficial Owner of a non-DBC Note in certificated form, such Beneficial Owner must, prior to completing and executing the Letter of Transmittal and tendering non-DBC Notes, make appropriate arrangements to register ownership of the non-DBC Notes in such Beneficial Owner's name. Beneficial Owners should be aware that the transfer of registered ownership may take considerable time.


    By tendering (including transmission of an Agent's Message), each holder will represent to Viatel that, among other things (i) the Exchange Notes to be acquired in connection with the Exchange Offers by the holder and each Beneficial Owner of the non-DBC Notes are being acquired by the holder and each Beneficial Owner in the ordinary course of business of the holder and each Beneficial Owner; (ii) the holder is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in any distribution of the Exchange Notes; (iii) neither the holder nor the related Beneficial Owner is an "affiliate" of Viatel within the meaning of Rule 405 under the Securities Act; and (iv) if the holder is a broker-dealer holding Notes acquired for its own account as a result of market-making activities or other trading activities, it acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such tendered non-DBC Notes pursuant to the Exchange Offers. In connection with a book-entry transfer, each participant will confirm that it makes the representations and warranties contained in the applicable Letter of Transmittal.


BOOK-ENTRY TRANSFER


    The U.S. Exchange Agent will make a request to establish an account with respect to the non-DBC Notes at the Book-Entry Transfer Facility of DTC for the purpose of the Exchange Offers promptly after the date of this Prospectus. Any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of non-DBC Notes by causing the Book-Entry Transfer Facility to transfer such non-DBC Notes into the U.S. Exchange Agent's account in accordance with DTC's ATOP procedures for transfer. Holders of non-DBC Notes who are unable to deliver confirmation of the book-entry tender of their non-DBC Notes into the U.S. Exchange Agent's account at the Book-Entry Transfer Facility or any other documents required by the applicable Letter of Transmittal to the U.S. Exchange Agent on or prior to the Expiration Date must tender their non-DBC Notes according to the guaranteed delivery procedures described below.


GUARANTEED DELIVERY PROCEDURES


    Holders who wish to tender their non-DBC Notes and (i) whose Existing Notes are not immediately available or (ii) who cannot deliver their non-DBC Notes and any other documents required by the applicable Letter of Transmittal to the U.S. Exchange Agent prior to 5:00 p.m., New York City time, on the Expiration Date (or who cannot complete the procedure for book-entry transfer on a timely basis), may tender their non-DBC Notes according to the guaranteed delivery procedures set forth in the applicable Letter of Transmittal. Pursuant to such procedures: (i) such tender must be made by or through an Eligible Institution,
(ii) on or prior to the Expiration Date, the U.S. Exchange Agent must have received from the Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder, the certificate number or numbers of the tendered non-DBC Notes, and the principal amount of tendered non-DBC Notes, stating that the tender is being made thereby and guaranteeing that, within three business days after the Expiration Date, a Letter of Transmittal, or a facsimile thereof, together with the tendered Existing Notes (or confirmation of a book-entry transfer of such non-DBC Notes into the U.S. Exchange Agent's account at DTC), and any other required documents will be deposited by the Eligible Institution with the U.S. Exchange Agent, and (iii) such properly completed and executed Letter of Transmittal and all documents required thereby, and the tendered non-DBC Notes in proper form for transfer (or confirmation of a book-entry transfer of such Existing Notes into the U.S. Exchange Agent's account at DTC), must be received by the U.S. Exchange Agent within three business days after the Expiration Date. Any holder who wishes to tender Existing Notes pursuant to the guaranteed delivery procedures described above must ensure that the U.S. Exchange Agent receives the required Notice of Guaranteed Delivery prior to 5:00 p.m., New York City time, on the Expiration Date. Copies of a Notice of Guaranteed Delivery, which may be used by Eligible Institutions for the purposes described in this paragraph are available from the U.S. Exchange Agent.


PROCEDURES FOR THE TENDERING OF THE DBC NOTES


    With respect to the DBC Notes, a holder wishing to tender DBC Notes for exchange pursuant to the Exchange Offers must make book-entry delivery of such DBC Notes by causing the transfer of such DBC Notes to the DBC-account of the German Exchange Agent as set forth in the applicable Letter of Transmittal and in accordance with the applicable German statutory and contractual provisions, and must complete, sign and date the applicable Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and must mail or otherwise deliver such Letter of Transmittal to the German Exchange Agent at the address set forth herein and therein prior to 5:00 p.m., New York City time (11:00 p.m. Frankfurt/Main time) on the Expiration Date. Timely delivery by book-entry transfer of the DBC Notes and of a properly completed and executed Letter of Transmittal to the German Exchange Agent will be deemed a timely delivery of the DBC Notes.


    The German Exchange Agent shall then send by wire or telecopy a confirmation to Viatel stating the aggregate amount of such DBC Notes delivered by book-entry transfer to its DBC-account.



    Any DBC Notes tendered to the German Exchange Agent for exchange pursuant to the Exchange Offers shall be exchanged for 12.40% Exchange Notes and 11.15% Exchange Notes in the principal amount equal to that of the DBC Notes tendered, provided that the Letters of Transmittal were duly executed by the respective holders and that a valid book-entry transfer of the DBC Notes was made to the German Exchange Agent's account in accordance with the terms set forth in the applicable Letter of Transmittal and further provided that the DBC Notes may be tendered only in denominations of DM 100,000 principal amount at maturity and any integral multiples of DM 1,000 above such number and that no such partial tender may reduce the principal amount at maturity of a DBC Note not tendered to less than DM 100,000.


    Upon consummation of the Exchange Offers, Viatel shall execute, and the German Exchange Agent, in its capacity as a co-registrant under the Indentures pursuant to which the DBC Notes were issued, shall authenticate, new DBC-DM Global Certificates representing the aggregate amount of all of such 12.40% Exchange Notes and 11.15% Exchange Notes. The New DBC-DM Global Certificates shall be deposited with DBC as promptly as practicable following the consummation of the Exchange Offers and all such 12.40% Exchange Notes and 11.15% Exchange Notes shall, on the German Exchange Agent's DBC account, replace the DBC Notes tendered for exchange.


    If all of the DBC Notes are tendered for exchange, the German Exchange Agent shall request DBC to cancel the DBC-DM Global Certificates and shall withdraw the cancelled DBC-DM Global Certificates.


    If not all of the DBC Notes are tendered for exchange, the German Exchange Agent shall make a request to DBC to deduct the aggregate amount of the DBC Notes tendered for exchange pursuant to the Exchange Offers (which aggregate amount shall be identical with the aggregate amount of the New DBC-DM Global Certificates) from the principal amount of the DBC-DM Global Certificates.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the DBC Notes tendered for exchange will be determined by Viatel in its sole discretion, which determination shall be final and binding. Viatel reserves the absolute right to reject any and all DBC Notes not properly tendered and to reject any DBC Notes Viatel's acceptance of which might, in the judgment of Viatel or its counsel, be unlawful. Viatel also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offers as to particular DBC Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender DBC Notes in the Exchange Offers). The interpretation of the terms and conditions of the Exchange Offers (including the Letters of Transmittal and the instructions thereto) by Viatel shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of DBC Notes for exchange must be cured within such period of time as Viatel shall determine. Viatel will use reasonable efforts to give notification of defects or irregularities with respect to tenders of DBC Notes for exchange but shall not incur any liability for failure to give such notification. Tenders of the DBC Notes will not be deemed to have been made until such irregularities have been cured or waived.

ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all the conditions to the Exchange Offers, Viatel will accept any and all Existing Notes that are properly tendered in the Exchange Offers prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offers will be delivered as promptly as practicable following the Expiration Date. For the purposes of the Exchange Offers, Viatel shall be deemed to have accepted validly tendered Existing Notes, when, as, and if Viatel has given oral notice (confirmed in writing) thereof to the applicable Exchange Agent.



    In all cases, issuance of Exchange Notes for Existing Notes that are accepted for exchange pursuant to the Exchange Offers will be made only after timely receipt by (i) the U.S. Exchange Agent of such non-DBC Notes, properly completed and duly executed applicable Letter of Transmittal and all other required documents (or of confirmation of a book-entry transfer of such non-DBC Notes into the U.S. Exchange Agent's account at DTC) or (ii) the German Exchange Agent of such DBC Notes delivered by book-entry transfer and a properly completed and duly executed applicable Letter of Transmittal; PROVIDED HOWEVER, that Viatel reserves the absolute right to waive any defects or irregularities in the tender or conditions of the Exchange Offers. If any tendered Existing Notes are not accepted for any reason, such unaccepted Existing Notes will be returned without expense to the tendering holder thereof as promptly as practicable after the expiration or termination of the Exchange Offers.


WITHDRAWAL OF TENDERS OF EXISTING NOTES


    Tenders of the non-DBC Notes may be withdrawn by delivery of a written notice to the U.S. Exchange Agent, at its address set forth herein and in the applicable Letter of Transmittal, at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accepted by Viatel. Tenders of the DBC Notes may be withdrawn by delivery of a written notice to the German Exchange Agent, at its address set forth herein and in the applicable Letter of Transmittal, at any time prior to 5:00 p.m., New York City time, on the Expiration Date, unless previously accept by Viatel. Any such notice of withdrawal must (i) specify the name of the person having deposited the Existing Notes to be withdrawn (the "Depositor"), (ii) identify the Existing Notes to be withdrawn (including the certificate number or numbers and principal amount of such Existing Notes, as applicable), (iii) be signed by the holder in the same manner as the original signatures on the Letter of Transmittal by which such Existing Notes were tendered (including, with respect to the non-DBC Notes, any required signature guarantee) or be accompanied by a bond power in the name of the person withdrawing the tender, in satisfactory form as determined by Viatel in its sole discretion, duly executed by the registered holder, with the signature thereon guaranteed by an Eligible Institution (with respect to the non-DBC Notes) together with the other documents required upon transfer by the applicable Indenture, and (iv) specify the name in which such Existing Notes are to be re-registered, if different from the Depositor, pursuant to such documents of transfer. All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by Viatel, in its sole discretion. The Existing Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offers. Any Existing Notes that have been tendered for exchange but that are withdrawn will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal. Properly withdrawn Existing Notes may be retendered by following one of the procedures described under "-- Procedures for Tendering Existing Notes" at any time on or prior to the Expiration Date.


CONDITIONS OF THE EXCHANGE OFFERS

    Notwithstanding any other terms of the Exchange Offers, or any extension of the Exchange Offers, Viatel shall not be required to accept for exchange, or exchange Exchange Notes for, any Existing Notes, and my terminate the Exchange Offers as provided herein before the acceptance of such Existing Notes, if:

        (a) any statute, rule or regulation shall have been adopted or enacted, or any actions shall have been taken or threatened by any court or governmental authority which, in the sole judgment of Viatel would impair Viatel's ability to proceed with the Exchange Offers or which would prohibit, restrict or otherwise render illegal consummation of the Exchange Offers; or

        (b) any change, or any development involving a prospective change, in the business or financial affairs of Viatel or any of its subsidiaries has occurred which, in the sole judgment of Viatel might materially impair the ability of Viatel to proceed with the Exchange Offers or materially impair the contemplated benefits of the Exchange Offers to Viatel; or

        (c) any stop order of the Commission or of any state securities commission shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or qualification of the Indentures under the Trust Indenture Act of 1939, as amended; or

        (d) trading on any national securities exchange or generally in the U.S. over-the-counter market shall have been suspended by order of the Commission or any other governmental authority which, in Viatel's sole judgment, would be expected to impair the ability of Viatel to proceed with the Exchange Offers; or

        (e) there shall occur a change in the current interpretations by the staff of the Commission which, in Viatel's reasonable judgment, might materially impair Viatel's ability to proceed with the Exchange Offers.


    If Viatel determines in its sole and absolute discretion that any of the above conditions exist, Viatel may (i) terminate the Exchange Offers, refuse to accept any Existing Notes and return all tendered Existing Notes to the tendering holders, (ii) extend the Exchange Offers and retain all Existing Notes tendered prior to the Expiration Date, subject, however, to the right of holders to withdraw such Existing Notes (see "-- Terms of the Exchange Offers" and "-- Withdrawal of Tenders of Existing Notes") or (iii) waive such conditions with respect to the Exchange Offers, or amend the terms of the Exchange Offers and accept all validity tendered Existing Notes which have not been withdrawn. If such waiver or amendment constitutes a material change to the Exchange Offers, Viatel will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders, and Viatel will extend the Exchange Offers for a period of time, depending upon the significance of the waiver and the manner of disclosure to the registered holders, if the Exchange Offers would otherwise expire during such period.


CONSEQUENCES OF FAILURE TO EXCHANGE


    The Existing Notes have not been registered under the Securities Act or any state securities laws and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws, or pursuant to an exemption therefrom or in a transaction not subject thereto. Existing Notes that currently bear legends restricting transfers that remain outstanding after consummation of the Exchange Offers will continue to bear such legends. In addition, upon consummation of the Exchange Offers, holders of Existing Notes which remain outstanding will not be entitled to any rights to have such Existing Notes registered under the Securities Act or to any similar rights under the 1998 Registration Rights Agreement. Viatel currently does not intend to register under the Securities Act any Existing Notes which remain outstanding after consummation of the Exchange Offers (subject to limited exceptions, if applicable).



    To the extend that Existing Notes are tendered and accepted in the Exchange Offers, the principal amount of outstanding Existing Notes will be reduced by the principal amount so tendered and exchanged and a holder's ability to sell untendered Existing Notes could be adversely affected. As a result, the liquidity of the market for such untendered Existing Notes could be adversely affected upon completion of the Exchange Offers.



    The Existing Notes provide for certain interest rate increases if the Exchange Offers are not consummated by October 8, 1998. Upon consummation of the Exchange Offers, holders of Existing Notes will not be entitled to any increase in the interest rate thereon or any further registration rights under the 1998 Registration Rights Agreement.



    Each series of Exchange Notes and any corresponding Existing Notes which remain outstanding after consummation of the Exchange Offers will constitute a single series of debt under the respective Indenture and, accordingly, will vote together as a single class for purposes of determining whether holders of the requisite percentage in outstanding principal amount thereof have taken certain actions or exercised certain rights under each such Indenture.


THE U.S. EXCHANGE AGENT


    The Bank of New York is the U.S. Exchange Agent. All tendered non-DBC Notes, executed Letters of Transmittal and other related documents should be directed to the U.S. Exchange Agent. Questions and requests for assistance and requests for additional copies of this Prospectus, the applicable Letter of Transmittal and other related documents should be addressed to the U.S. Exchange Agent as follows:


         By registered or certified mail, by overnight courier or by hand:

                              The Bank of New York
                             Reorganization Section
                        101 Barclay Street, Floor 7 East
                            New York, New York 10286
                            Attention: Theresa Gass
                          Telephone No. (212) 815-5942

                                       or

                                 By Facsimile:

                              The Bank of New York
                            Attention: Theresa Gass
                        Facsimile Number (212) 815-6339

    In addition, Letters of Transmittal and any other documentation should be sent to the U.S. Exchange Agent at the address set forth above, except where facsimile transmission is specifically authorized (e.g., withdrawals and Notices of Guaranteed Delivery).

THE GERMAN EXCHANGE AGENT


    Deutsche Bank AG, is the German Exchange Agent. All tendered DBC Notes, executed Letters of Transmittal and other related documents should be directed to the German Exchange Agent. Questions and requests for assistance and requests for additional copies of this Prospectus, the applicable Letter of Transmittal and other related documents should be addressed to the German Exchange Agent as follows:



                                Deutsche Bank AG
                 Wertpapierdienste/Kepitaltransaktionen Inland
                         Alfred-Herrhausen--Allee 16-24
                           D-60262 Frankfurt am Main
                                    Germany



                            Attention: Dogmar Riedel
                              011-49-69-910-66809



       DELIVERY OF LETTERS OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET
 FORTH ABOVE OR DELIVERY OF AN INCORRECT FORM OF LETTER OF TRANSMITTAL WILL NOT
                          CONSTITUTE A VALID DELIVERY.


FEES AND EXPENSES


    All expenses incident to Viatel's performance of or compliance with the 1998 Registration Rights Agreement will be borne by Viatel regardless of whether the Registration Statement of which this Prospectus is a part becomes effective, including without limitation: (i) all registration and filing fees and expenses; (ii) all fees and expenses associated with compliance with federal securities and state "blue sky" or securities laws; (iii) all expenses of printing (including printing of any certificates evidencing the Notes and printing of Prospectuses), messenger and delivery services and telephone; and
(iv) all fees and disbursements of independent certified public accountants of Viatel.

    Viatel has not retained any dealer-manager in connection with the Exchange Offers and will not make any payments to brokers, dealers or others soliciting acceptance of the Exchange Offers. Viatel, however, will pay the Exchange Agents reasonable and customary fees for their services and will reimburse them for their reasonable out-of-pocket expenses in connection therewith.

TRANSFER TAXES

    Viatel will pay all transfer taxes, if any, applicable to the exchange of the Existing Notes pursuant to the Exchange Offers. If however, Exchange Notes, or Existing Notes for principal amounts not tendered or accepted for exchange, are to be delivered to, or to be issued in the name of, any person other than the registered holder of the Existing Notes tendered or if a transfer tax is imposed for any reason other than the exchange of Existing Notes pursuant to the Exchange Offers, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the applicable Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

RESALES OF THE EXCHANGE NOTES


    Based on interpretations by the staff of the Commission set forth in no-action letters and interpretative letters issued to third parties, Viatel believes that the Exchange Notes issued pursuant to the Exchange Offers in exchange for Existing Notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than a broker-dealer who purchased Existing Notes directly from Viatel for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act), without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, does not intend to participate and has no arrangement or understanding with any person to participate, in any distribution of the Exchange Notes. However, if any holder acquires Exchange Notes in the Exchange Offers for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position on the staff of the Commission enunciated in the no-action letters regarding MORGAN STANLEY & CO., INCORPORATED (available June 5, 1991) and EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988), or interpreted in the Commission interpretative letter to SHEARMAN & STERLING (available July 2, 1993), or similar no-action or interpretative letters, will not be entitled to validly tender Existing Notes in the Exchange Offers and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of such Existing Notes, unless such sale or transfer is made pursuant to an exemption from, or in a transaction not subject to, such requirements. Each broker-dealer that receives Exchange Notes for its own account in exchange for Existing Notes, where such Existing Notes were acquired by such broker-dealer as a result of market-making or other trading activities, acknowledges thereby that it will deliver a copy of this Prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution." In addition, to comply with the securities or "blue sky" laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and complied with. The 12.40% Exchange Notes and the 11.15% Exchange Notes may only be issued in a minimum denomination of DM 100,000 at maturity and any integral multiple of DM 1,000 above such number.

                                USE OF PROCEEDS

    The Exchange Offers are intended to satisfy certain of Viatel's obligations under the 1998 Registration Rights Agreement. Viatel will not receive any cash proceeds from the issuance of the Exchange Notes offered hereby. In consideration for issuing the Exchange Notes contemplated by this Prospectus, Viatel will receive, in exchange, Existing Notes in like principal amount, the terms of which are identical in all material respects to the terms of the respective Exchange Notes. The Existing Notes surrendered in exchange for Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any increase or decrease in the outstanding indebtedness of Viatel.

    The net proceeds from the Offering were approximately $856.6 million (based on a conversion rate of Deutschmarks into U.S. dollars of approximately DM 1.85 per U.S. $1.00, a recent exchange rate at the time of the Offering), after deducting discounts and commissions and expenses of the Offering payable by the Company. The Company used approximately $118.9 million of the net proceeds from the Offering to finance the Tender Offer (including the payment of consent fees), approximately $122.8 million to purchase the U.S. Pledge Securities and approximately $30.6 million to purchase the DM Pledge Securities.


    The Company intends to use the remaining net proceeds from the Offering to fund a portion of the construction and operational start-up of the Circe Network, to fund other capital expenditures and for general corporate and working capital purposes. Pending the foregoing uses, the Company has invested such proceeds in short-term, interest-bearing, high quality securities.


    The Company believes that the net proceeds from the Offering, together with project financing, equipment financing and the sale of IRUs or capacity on the Circe Network will provide sufficient funds for the Company to expand its business as planned and to fund operating losses for at least the next 18 to 24 months. However, the amount of the Company's future capital requirements will depend on a number of factors, including the success of the Company's business, the start-up date of the Circe Network, the rate at which the Company further expands the Viatel Network, the types of services that the Company offers, staffing levels, acquisitions and customer growth, as well as other factors that are not within the Company's control, including competitive conditions, government regulatory developments and capital costs. In the event that the Company's plans or assumptions change or prove to be inaccurate or the net proceeds of the Offering, project financing, equipment financings and proceeds from the sale of IRUs or capacity on the Circe Network prove to be insufficient to fund the Company's growth in the manner and at the rate currently anticipated, the Company may be required to delay or abandon some or all of the Company's development and expansion plans or the Company may be required to seek additional sources of financing earlier than currently anticipated.

    The Company will need substantial additional capital in order to further develop and expand the Viatel Network, including the further expansion of the Circe Network and to develop and expand new and existing services. The Company's future capital requirements will depend on a number of factors, including the success of the Company's business, the rate that it expands the Viatel Network, the types of services that the Company offers, staffing levels, acquisitions and customer growth, as well as other factors not within the Company's control, including competitive conditions, government regulatory developments and capital costs. See "Risk Factors -- Substantial Capital Requirements."

                                 CAPITALIZATION

    The following table sets forth, as of March 31, 1998, the cash, cash equivalents and marketable securities and capitalization of the Company (i) on a historical basis, and (ii) on a pro forma basis to reflect the Tender Offer and the Offering as if it had occurred on March 31, 1998. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Financial Data," "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto of the Company included elsewhere in this Prospectus.

                                                                                                MARCH 31, 1998
                                                                                          --------------------------
                                                                                          HISTORICAL   PRO FORMA(1)
                                                                                          -----------  -------------
                                                                                                (IN THOUSANDS)
Cash, cash equivalents and marketable securities........................................   $  28,150    $   612,507
                                                                                          -----------  -------------
                                                                                          -----------  -------------
Restricted cash.........................................................................          --        153,347
                                                                                          -----------  -------------
                                                                                          -----------  -------------
Long-term debt, excluding current installments:
    15% Senior Notes Due 2005, at accreted value........................................   $  93,205    $        --
    Discount Notes, at accreted value...................................................          --        338,695
    Senior Notes........................................................................          --        496,009
    Subordinated Convertible Debentures.................................................          --         11,048
    Other long term debt ...............................................................       9,155          9,155
                                                                                          -----------  -------------
      Total long-term debt..............................................................     102,360        854,907
                                                                                          -----------  -------------
Series A Redeemable Convertible Preferred Stock, $.01 par value; 718,042 shares authorized; no shares issued and outstanding actual; 438,200 shares issued and
  outstanding pro forma.................................................................          --         43,820
                                                                                          -----------  -------------
Stockholders' deficiency:
    Preferred stock, $.01 par value; 281,958 shares authorized; no shares issued and
     outstanding........................................................................          --             --
    Common stock, $.01 par value; 50,000,000 shares authorized;
      23,077,023 shares issued and outstanding, actual and pro forma(2).................         231            231
    Additional paid-in capital..........................................................     129,453        127,358(3)
    Unearned compensation...............................................................         (49)           (49)
    Cumulative translation adjustment...................................................      (5,873)        (5,873)
    Accumulated deficit.................................................................    (142,033)      (170,323)(4)
                                                                                          -----------  -------------
      Total stockholders' deficiency....................................................     (18,271)       (48,656)
                                                                                          -----------  -------------
        Total capitalization............................................................   $  84,089    $   850,071
                                                                                          -----------  -------------
                                                                                          -----------  -------------

------------------------------

(1) Adjusted to give effect to $856.6 million of net proceeds with respect to the issuance of the Existing Notes, the Subordinated Convertible Debentures and 438,200 shares of Series A Preferred in the Offering, assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the Existing 12.40% Notes, the Existing 11.15% Notes and the Subordinated Convertible Debentures, partially offset by $118.9 million required to extinguish the 1994 Notes ($93.2 million accreted value of the 1994 Notes, approximately $24.7 million of premium paid and approximately $1.0 million of expenses associated with the extinguishment of the 1994 Notes).

(2) Excludes approximately 2.6 million shares of Common Stock reserved for issuance upon the exercise of stock options available for grant under the Stock Incentive Plan pursuant to which options to purchase approximately 2.1 million shares of Common Stock were outstanding at March 31, 1998, at exercise prices ranging from $0.75 to $12.00. See "Management -- Stock Incentive Plan."

(3) Gives effect to issuance costs of $2.1 million associated with the Series A Preferred sold in the Offering.

(4) Includes an extraordinary charge of $28.3 million related to the early extinguishment of debt comprised of the following: (i) an approximately $24.7 million premium paid in connection with the Tender Offer, (ii) a $0.3 million fee and $0.7 million of other costs associated with the Tender Offer, and (iii) a write-off of $2.6 million in unamortized deferred registration and debt issuance fees associated with the 1994 Notes.

                       UNAUDITED PRO FORMA FINANCIAL DATA

    The following unaudited Pro Forma Financial Information is based on the historical financial statements of the Company as of and for the year ended December 31, 1997 and as of and for the three months ended March 31, 1998. The Statement of Operations Data and Other Financial Data have been prepared as if the Tender Offer and the Offering occurred on January 1, 1997 for purposes of the 1997 pro forma information and January 1, 1998 for purposes of the March 31, 1998 pro forma information. The Balance Sheet Data has been prepared as if the Tender Offer and the Offering had occurred on March 31, 1998. The Pro Forma Financial Information does not purport to represent what the Company's financial condition or results of operations actually would have been for the date or periods presented had the transactions occurred on the dates indicated or to indicate the financial results of future periods. The Pro Forma Financial Information should be read in conjunction with the historical financial statements of the Company included elsewhere in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                          YEAR ENDED DECEMBER 31, 1997
                                                                     ---------------------------------------
                                                                        ACTUAL      ADJUSTMENTS   PRO FORMA
                                                                     -------------  -----------  -----------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenue.......................................   $    73,018    $      --    $  73,018
  Operating expenses:
    Costs of telecommunications services...........................        63,504           --       63,504
    Selling, general and administrative............................        36,076           --       36,076
    Depreciation and amortization..................................         7,717           --        7,717
                                                                     -------------  -----------  -----------
      Total operating expenses.....................................       107,297           --      107,297
                                                                     -------------  -----------  -----------
  Operating loss...................................................       (34,279)          --      (34,279)
  Interest income..................................................         3,685           --        3,685
  Interest expense.................................................       (12,450)     (89,673)(1)   (102,123)
                                                                     -------------  -----------  -----------
  Net loss.........................................................       (43,044)     (89,673)    (132,717)(2)
  Dividend on preferred stock......................................       --            (4,382)(1)     (4,382)
                                                                     -------------  -----------  -----------
  Net loss to common stockholders..................................   $   (43,044)   $ (94,055)   $(137,099)(2)
                                                                     -------------  -----------  -----------
                                                                     -------------  -----------  -----------
  Net loss per share, basic(3).....................................   $     (1.90)                $   (6.06)
                                                                     -------------               -----------
                                                                     -------------               -----------
  Net loss per share, diluted(3)...................................   $     (1.90)                $   (6.06)
                                                                     -------------               -----------
                                                                     -------------               -----------
  Weighted average number of shares outstanding....................        22,620                    22,620
                                                                     -------------               -----------
                                                                     -------------               -----------
OTHER FINANCIAL DATA:
EBITDA(4)..........................................................   $   (26,562)          --    $ (26,562)
Capital expenditures...............................................        34,190           --       34,190
Ratio of earnings to fixed charges(5)..............................            --                        --

                                                                          THREE MONTHS ENDED MARCH 31, 1998
                                                                        -------------------------------------
                                                                          ACTUAL     ADJUSTMENTS   PRO FORMA
                                                                        -----------  -----------  -----------
                                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenue..........................................  $    21,239   $  --       $    21,239
  Operating expenses:
    Costs of telecommunications services..............................       19,105      --            19,105
    Selling, general and administrative...............................        8,955      --             8,955
    Depreciation and amortization.....................................        2,911      --             2,911
                                                                        -----------  -----------  -----------
      Total operating expenses........................................       30,971      --            30,971
                                                                        -----------  -----------  -----------
  Operating loss......................................................       (9,732)     --            (9,732)
  Interest income.....................................................          510      --               510
  Interest expense....................................................       (3,781)    (22,089)(6)     (25,870)
                                                                        -----------  -----------  -----------
  Net loss............................................................      (13,003)    (22,089)      (35,092)(2)
  Dividend on preferred stock.........................................      --           (1,096)(6)      (1,096)
                                                                        -----------  -----------  -----------
  Net loss to common stockholders.....................................  $   (13,003)  $ (23,185)  $   (36,188)(2)
                                                                        -----------  -----------  -----------
                                                                        -----------  -----------  -----------
  Net loss per share, basic(3)........................................  $      (.57)              $     (1.59)
                                                                        -----------               -----------
                                                                        -----------               -----------
  Net loss per share, diluted(3)......................................  $      (.57)              $     (1.59)
                                                                        -----------               -----------
                                                                        -----------               -----------
  Weighted average number of shares outstanding.......................       22,783                    22,783
                                                                        -----------               -----------
                                                                        -----------               -----------
OTHER FINANCIAL DATA:
EBITDA(4).............................................................  $    (6,821)     --       $    (6,821)
Capital expenditures..................................................        2,716      --             2,716
Ratio of earnings to fixed charges(5).................................           --                        --

                                                                               AS OF MARCH 31, 1998
                                                                       -------------------------------------
                                                                         ACTUAL     ADJUSTMENTS   PRO FORMA
                                                                       -----------  -----------  -----------
                                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
ASSETS
Current assets
Cash and cash equivalents, marketable securities, current............  $    28,150   $ 584,357(7) $   612,507
Restricted cash, current.............................................      --           28,948(8)      28,948
Trade accounts receivable, net.......................................       13,816      --            13,816
Other receivables....................................................        7,284      --             7,284
Prepaid expenses.....................................................        1,284      --             1,284
                                                                       -----------  -----------  -----------
Total current assets.................................................       50,534     613,305       663,839
Restricted cash, non-current.........................................      --          124,399(8)     124,399
Property and equipment, net..........................................       56,997          --        56,997
Deferred financing and registration fees, net........................        2,572          --         2,572
Intangible assets, net...............................................        9,995      28,278(9)      38,273
Other assets.........................................................        1,796          --         1,796
                                                                       -----------  -----------  -----------
                                                                       $   121,894   $ 765,982   $   887,876
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------
LIABILITIES AND STOCKHOLDERS' DEFICIENCY
Current liabilities
Accrued telecommunications costs.....................................  $    19,573   $  --       $    19,573
Accounts payable and other accrued expenses..........................       14,878      --            14,878
Current installments of notes payable and obligations under capital
  leases.............................................................        3,354      --             3,354
                                                                       -----------  -----------  -----------
Total current liabilities............................................       37,805      --            37,805

                                                                               AS OF MARCH 31, 1998
                                                                       -------------------------------------
                                                                         ACTUAL     ADJUSTMENTS   PRO FORMA
                                                                       -----------  -----------  -----------
                                                                                  (IN THOUSANDS)
Long-term liabilities
Senior Notes, Senior Discount Notes and Subordinated Convertible
  Debentures.........................................................       93,205     752,547 (10     845,752
Notes payable and obligations under capital leases, net..............        7,655      --             7,655
Equipment purchase obligation........................................        1,500      --             1,500
                                                                       -----------  -----------  -----------
Total long-term liabilities..........................................      102,360     752,547       854,907

Series A Preferred...................................................      --           43,820 (11      43,820

Stockholders' deficiency
Common stock.........................................................          231      --               231
Additional paid-in-capital...........................................      129,453      (2,095) 12)     127,358
Unearned compensation................................................          (49)     --               (49)
Cumulative translation adjustment....................................       (5,873)     --            (5,873)
Accumulated deficit..................................................     (142,033)    (28,290) 13)    (170,323)
                                                                       -----------  -----------  -----------
Total stockholders' deficiency.......................................      (18,271)    (30,385)      (48,656)
                                                                       -----------  -----------  -----------
                                                                       $   121,894   $ 765,982   $   887,876
                                                                       -----------  -----------  -----------
                                                                       -----------  -----------  -----------

------------------------

(1) Reflects the effects on the Company's results of operations of the early extinguishment of the 1994 Notes and the issuance of $43.8 million of Series A Preferred, the Existing Notes consisting of $272.1 million of Existing 12.50% Notes, DM 123.5 million of Existing 12.40% Notes, $400.0 million of Existing 11.25% Notes, DM 178.0 million of Existing 11.15% Notes and DM 20.5 million of Subordinated Convertible Debentures as if they had occurred on January 1, 1997. Comprised of:

    (a) a decrease in interest expense of approximately $12.1 million related to interest on the 1994 Notes;

    (b) a decrease in interest expense of $379,000 as a result of the write-off of deferred registration and debt issuance fees related to the 1994 Notes;

    (c) an increase in interest expense of approximately $99.1 million as a result of the issuance of the Existing Notes and Subordinated Convertible Debentures assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the Existing 12.40% Notes, the Existing 11.15% Notes and the Subordinated Convertible Debentures;

    (d) an increase in interest expense of approximately $3.1 million related to amortization of deferred debt issuance cost on the Existing Notes and the Subordinated Convertible Debentures; and

    (e) the recognition of dividends of $4.4 million related to the Series A Preferred.

(2) Pro forma net loss and pro forma net loss to common stockholders does not include the extraordinary loss resulting from the extinguishment of the 1994 Notes assumed to occur on January 1, 1997, for purposes of the 1997 pro forma financial information and January 1, 1998 for purposes of the March 31, 1998 pro forma financial information. Such extraordinary loss would have been approximately $44.2 million for 1997 and $31.7 million for the three months ended March 31, 1998.

(3) Net loss per share is computed on the basis described in Note 1 of the Company's Consolidated Financial Statements.

(4) As used herein, "EBITDA" consists of earnings before interest, income taxes and depreciation and amortization. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under GAAP, is not necessarily comparable to similarly titled measures of other companies, and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

(5) The ratio of earnings to fixed charges is calculated as income before taxes, discontinued operations and extraordinary items plus interest expense, divided by fixed charges. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one-third of rental expense. For 1997 and the three months ended March 31, 1998, earnings were insufficient to cover fixed charges by $43.0 million ($137.1 million pro forma for the Tender Offer and the Offering) and $13.0 million ($36.2 million pro forma for the Tender Offer and the Offering), respectively.

(6) Reflects the effects on the Company's results of operations of the early extinguishment of the 1994 Notes and the issuance of $43.8 million of Series A Preferred, the Existing Notes consisting of $272.1 million of Existing 12.50% Notes, DM 123.5 million of Existing 12.40% Notes, $400.0 million of Existing 11.25% Notes, DM 173.0 million of Existing 11.15% Notes and DM 20.5 million of Subordinated Convertible Debentures as if they had occurred on January 1, 1998. Comprised of:

    (a) a decrease in interest expense of approximately $3.4 million related to interest on the 1994 Notes;

    (b) a decrease in interest expense of $99,000 as a result of the write-off of deferred registration and debt issuance fees related to the 1994 Notes;

    (c) an increase in interest expense of approximately $24.8 million as a result of the issuance of the Existing Notes and Subordinated Convertible Debentures assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the Existing 12.40% Notes, the Existing 11.15% Notes and the Subordinated Convertible Debentures;

    (d) an increase in interest expense of approximately $0.8 million related to amortization of deferred debt issuance cost on the Existing Notes and the Subordinated Convertible Debentures; and

    (e) the recognition of dividends of $1.1 million related to the Series A Preferred.

(7) Reflects the net increase in cash as a result of $703.3 million of the net proceeds of the Offering, assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the Existing 12.40% Notes, the Existing 11.15% Notes and the Subordinated Convertible Debentures partially offset by $118.9 million required to extinguish the 1994 Notes.

(8) Reflects the increase in restricted cash as a result of $153.3 million ($28.9 million of current and $124.4 million of non-current) of the net proceeds of the Offering, assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the Existing 12.40% Notes, the Existing 11.15% Notes and the Subordinated Convertible Debentures.

(9) Reflects the capitalization of $30.9 million of debt issuance costs related to the Offering, reduced by the write-off of $2.6 million of deferred registration and debt issuance fees related to the extinguishment of the 1994 Notes.

(10) Reflects an increase in long term debt of $845.8 million as a result of the issuance of the Existing Notes and the Subordinated Convertible Debentures, assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the Existing 12.40% Notes, the Existing 11.15% Notes and the Subordinated Convertible Debentures, offset by a reduction of approximately $93.2 million due to the early extinguishment of the 1994 Notes.

(11) Reflects the issuance of the Series A Preferred.

(12) Reflects a decrease in additional paid-in-capital as a result of $2.1 million of issuance costs associated with the Series A Preferred.

(13) Reflects an increase in accumulated deficit as a result of the write-off of approximately $2.5 million of deferred registration and debt issuance costs, approximately $24.7 million related to the premium paid to extinguish the 1994 Notes and $1.0 million of estimated expenses incurred in connection with the extinguishment.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected Consolidated Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997 have been derived from the Consolidated Financial Statements of the Company and the notes related thereto, which were audited by KPMG Peat Marwick LLP, Independent Certified Public Accountants. The consolidated financial statements as of December 31, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1997 and the report of KPMG Peat Marwick LLP thereon, are included elsewhere in this Prospectus. The selected Consolidated Statement of Operations Data, Other Financial Data and Balance Sheet Data as of and for the three months ended March 31, 1997 and 1998 have been derived from the unaudited Consolidated Financial Statements of the Company included elsewhere in this Prospectus, which, in the opinion of Management, include all adjustments necessary for a fair presentation of the financial condition and results of operations of the Company for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements, including the notes thereto, and the other financial data included elsewhere in this Prospectus.

                                                                                                    THREE MONTHS ENDED
                                                           YEAR ENDED DECEMBER 31,                      MARCH 31,
                                            -----------------------------------------------------  --------------------
                                              1993       1994       1995       1996       1997       1997       1998
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AND OTHER OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenue..............  $  21,393  $  26,268  $  32,313  $  50,419  $  73,018  $  14,552  $  21,239
  Operating expenses:
    Costs of telecommunications
      services............................     18,159     22,953     27,648     42,130     63,504     12,079     19,105
    Selling, general and administrative...      8,458     14,318     24,328     32,857     36,076      8,723      8,955
    Depreciation and amortization.........        111        789      2,637      4,802      7,717      1,262      2,911
    Equipment impairment loss.............     --         --            560     --         --         --         --
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total operating expenses............     26,728     38,060     55,173     79,789    107,297     22,064     30,971
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Operating loss..........................     (5,335)   (11,792)   (22,860)   (29,370)   (34,279)    (7,512)    (9,732)
  Interest income.........................         21        214      3,282      1,853      3,685      1,119        510
  Interest expense........................     --           (772)    (8,856)   (10,848)   (12,450 (1)    (3,009)    (3,781)(1)
  Share in loss of affiliate..............       (142)      (145)       (42)       (10)    --         --         --
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss................................  $  (5,456) $ (12,495) $ (28,476) $ (38,375) $ (43,044 (1) $  (9,402) $ (13,003)(1)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per common share, basic(2).....  $   (0.77) $   (1.22) $   (2.09) $   (2.47) $   (1.90) $   (0.42) $   (0.57)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Net loss per common share, diluted(2)...  $   (0.77) $   (1.22) $   (2.09) $   (2.47) $   (1.90) $   (0.42) $   (0.57)
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER FINANCIAL DATA:
  EBITDA(3)...............................  $  (5,366) $ (11,148) $ (20,265) $ (24,578) $ (26,562) $  (6,250) $  (6,821)
  Net cash used in operating activities...     (1,442)   (11,571)   (18,489)   (26,331)   (22,525)   (10,550)   (10,771)
  Net cash (used in) provided by investing
    activities............................     (2,949)    (4,996)   (37,057)    (1,592)   (43,164)   (32,903)    16,455
  Net cash provided by (used in) financing
    activities............................      6,329     80,984     (2,306)    94,772     11,286         60       (209)
  Capital expenditures....................      1,090      3,672     11,378      9,423     34,190      3,722      2,716
  Ratio of earnings to fixed charges(4)...     --         --         --         --         --         --         --

OTHER OPERATING DATA:
  Billable minutes (000s).................     10,899     14,981     25,932     62,249    140,918     23,517     52,418
  Average revenue per billable minute.....  $    1.87  $    1.70  $    1.23  $     .80  $     .51  $     .62  $     .39
  Average cost per billable minute........  $    1.67  $    1.53  $    1.04  $     .67  $     .44  $     .51  $     .35
  Switches(5).............................          2          2         10         13         14(6)        14(6)        14(6)
  Points of presence(5)...................          3          3         11         13         33         17         33
  Customers(5)............................      5,486      6,469      9,218     18,172     21,515     20,224     17,090

BALANCE SHEET DATA(5):
  Cash, cash equivalents and marketable
    securities............................  $   2,327    $66,762  $  35,066  $  92,982  $  47,142  $  78,978  $  28,150
  Property and equipment, net.............      3,584      6,933     15,715     21,074     54,094     24,480     56,997
  Total assets............................     10,585     83,923     65,613    134,664    126,809    124,661    121,894
  Long-term debt, excluding current
    installments..........................        866     59,955     67,283     77,904     99,609     81,371    102,360
  Stockholders' (deficiency) equity.......       (162)    10,985    (17,618)    38,483     (8,564)    27,284    (18,270)

------------------------------

(1) On a pro forma basis, assuming the Offering closed on January 1, 1997 and January 1, 1998, interest expense on the Notes and the Subordinated Convertible Debentures and dividends on the Series A Preferred would have been $99.1 million and $4.4 million for 1997 and $24.8 million and $1.1 million for the three months ended March 31, 1998, respectively, assuming an average exchange rate of approximately DM 1.85 per U.S. $1.00 (a recent market exchange rate at the time of the Offering) with respect to the 12.40% Notes, the 11.15% Notes and the Subordinated Convertible Debentures. (See Footnotes 1 and 5 to the Pro Forma Financial Information included elsewhere in this Prospectus.) The Company is utilizing a portion of the proceeds of the Offering for the construction and operational start-up of the Circe Network. Accordingly, a portion of the interest cost of the Notes and the Subordinated Convertible Debentures through 1999 will be capitalized. However, the pro forma interest expense includes all the interest cost of the Notes and the Subordinated Convertible Debentures, including capitalized interest.

(2) Net loss per share is computed on the basis described in Note 1 of the Company's Consolidated Financial Statements.

(3) As used herein, "EBITDA" consists of earnings before interest, income taxes and depreciation and amortization. EBITDA is a measure commonly used in the telecommunications industry to analyze companies on the basis of operating performance. EBITDA is not a measure of financial performance under GAAP, is not necessarily comparable to similarly titled measures of other companies, and should not be considered as an alternative to net income as a measure of performance nor as an alternative to cash flow as a measure of liquidity.

(4) The ratio of earnings to fixed charges is calculated as income before taxes, discontinued operations and extraordinary items plus interest expense, divided by fixed charges. Fixed charges consist of interest on indebtedness, dividends on preferred stock and one third of rental expense. For 1993, 1994, 1995, 1996, 1997, the three months ended March 31, 1997 and the three months ended March 31, 1998, earnings were insufficient to cover fixed charges by $5.5 million, $12.5 million, $28.5 million, $38.4 million, $43.0 million, $9.4 million and $13.0 million, respectively.

(5) Information presented as of the end of the periods indicated.

(6) Consists of four Nortel DMS 100e switches, one Nortel DMS 300 switch, six Wyatt/Reuters MRX-2000 switches and three call reorigination switches.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH VIATEL'S FINANCIAL STATEMENTS, THE NOTES THERETO AND THE OTHER FINANCIAL DATA INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF IMPORTANT FACTORS, INCLUDING, BUT NOT LIMITED TO, THE CONTINUED DEVELOPMENT OF VIATEL'S BUSINESS, ACTIONS OF REGULATORY AUTHORITIES AND COMPETITORS, PRICE DECLINES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS REFERRED TO IN THE FORWARD-LOOKING STATEMENTS, AND IN WHICH INVESTORS SHOULD SPECIFICALLY CONSIDER IN EVALUATING SUCH STATEMENTS, SEE "RISK FACTORS" AND "UNAUDITED PRO FORMA FINANCIAL DATA."

OVERVIEW

    Since its inception in 1991, the Company has invested heavily in developing the ability to provide international telecommunications services within Western Europe and in certain other countries in Latin America and Asia and in developing and expanding its market presence. During the past six years, the Company has made substantial investments in software and back office operations, an administrative infrastructure and a direct sales organization in Western Europe. Furthermore, the Company has created an extensive commercial telecommunications network for voice and voice band data in Western Europe, which the Company believes is necessary to effectively render the services it offers and intends to offer. In the future, the Company's revenues will be derived from three primary sources: retail sales, wholesale sales and revenue from the sale of IRUs or capacity on the Circe Network. Each revenue source will have a different impact on the Company's results of operations. The sale of IRUs or capacity on the Circe Network will vary substantially from period to period and result in fluctuations in the Company's operating results. For a discussion of the effects of the Circe Network on telecommunications revenue and other line items, see "-- The Circe Network."

    TELECOMMUNICATIONS REVENUE

    Viatel's telecommunications revenue is currently based primarily on the number of minutes of use billed by the Company or "billable minutes" and, to a lesser extent, on the additional services and products provided through the Viatel Network. While the Company provides both international and national long distance telecommunications services, the Company currently derives its telecommunications revenue principally from international long distance telecommunications services. The Company believes, however, that revenue from national long distance telecommunications services will continue to increase as a percentage of total telecommunications revenue.

    The Company competes with other telecommunications providers principally on the basis of price and quality of services provided. The Company prices its retail services generally at a discount to the ITO's prices in the various geographic markets. The wholesale rates charged are generally priced at or slightly below the market price of the leading United States international facilities-based carriers, but the Company does not offer a standard discount relative to any major carrier.

    The Company has experienced, and expects to continue to experience, declining revenue per minute in all of its markets, in part as a result of increasing worldwide competition within the telecommunications industry. For example, in France and Germany, the respective ITO has taken steps to substantially reduce prices for retail domestic and international long distance services. France Telecom has obtained approval to reduce prices of such services by an average of 9% during 1998 and additional amounts thereafter, and Deutsche Telekom has announced that, subject to regulatory approval, it intends to reduce prices on domestic and international retail long distance services by up to 40%. The Company believes, however, that the impact on its results of operations from such price decreases will be at least partially offset by, continuing decreases in the Company's cost of providing telecommunications services, particularly those decreases resulting from its continued efforts to convert from leased to owned capacity and to obtain cost effective interconnection agreements, and the introduction of new products and services as the applicable regulatory environment permits. There can be no assurance, however, that the results referred to in the foregoing forward looking statements, including a decline in the Company's cost of telecommunications services, can be achieved. See "Risk Factors -- Risks Relating to the Circe Network," "-- Competition," "-- Substantial Government Regulation," "-- Rapidly Changing Industry, Technology and Customer Requirements; Significant Price Declines," and "-- Risks Associated with the Operation of the Viatel Network."

    COST OF TELECOMMUNICATIONS SERVICE

    The Company's cost of telecommunications service can be classified into three general categories: access costs, network costs and termination costs. Access costs generally represent the costs associated with transporting the traffic from a customer's premises to the closest access point on the Viatel Network. Access costs vary depending upon the bandwidth and the distance to the customer's premises and from country to country. The Company currently expects that the effective per minute cost of these access costs will be reduced as deregulation continues, certain EU directives requiring cost-oriented pricing (i.e., costs that an effectively competitive market would yield or that deregulation would seek to ensure) by ITOs are enforced and as the Company is able to obtain cost effective interconnection agreements, although there can be no assurance regarding the extent or timing of such cost decreases. In the event that such access costs were to fall at a slower rate than the Company's price per minute, the Company's gross margins could be adversely impacted.

    Network costs represent the costs of transporting calls over the Viatel Network from its point of entry to its point of exit. Network costs generally consist of leased line rental costs, facility/network management costs and costs associated with interconnection with facilities of ITOs. Network costs will decrease substantially as a result of building the Circe Network and upon securing infrastructure ownership on other routes. However, there will be an associated increase in depreciation and amortization expense (which is included in a different line item). See "-- Depreciation and Amortization."

    Termination costs currently represent the costs which the Company is required to pay to other carriers from the point of exit from the Viatel Network to the point of destination. Termination costs are generally variable with traffic volume and traffic mix. If a call is terminated in a city in which the Company has a switch or POP, the call is usually transferred to the PSTN for local termination. If the call is to a location in which the Company does not have a switch or POP, then the call must be transferred to another carrier with which the Company is interconnected. The Company utilizes least cost routing designed to terminate traffic in the most cost effective manner. The Company believes that local termination costs should decrease as the Company (i) adds additional switches and POPs, (ii) interconnects with additional ITOs and other infrastructure providers, (iii) additional transmission facilities are constructed or purchased, (iv) new telecommunications service providers emerge, and (v) in Western Europe, as EU member states implement and enforce regulations requiring ITOs to establish rates which are set at the forward-looking, long run economic costs that would be incurred by an efficient provider using state-of-the-art technology. There can be no assurance regarding the results referred to in the foregoing forward looking statements, including the extent or timing of cost decreases. See "Risk Factors -- Risks Relating to the Circe Network," "-- Competition," "-- Substantial Government Regulation," "-- Rapidly Changing Industry, Technology and Customer Requirements; Significant Price Declines," and "-- Risks Associated with the Operation of the Viatel Network."

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

    The Company's selling, general and administrative expenses include commissions paid to independent sales representatives and overhead costs associated with its headquarters, back office and operations and sales offices in seventeen jurisdictions. The Company's selling, general and administrative expenses have continued to increase since the Company's inception as the Company developed and expanded its business. The Company anticipates that such expenses will continue to increase as the Company's business is expanded in the future and as the Viatel Network is further developed and that such expenses will continue to be incurred in advance of anticipated related telecommunications revenue.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization expense includes charges relating to depreciation of property and equipment, which consists principally of telecommunications-related equipment such as switches and POPs, IRUs and MIUs, furniture and equipment, leasehold improvements, and amortization of intangible assets, including goodwill and costs associated with acquired employee base and sales forces. The Company depreciates its network over periods ranging from five to 15 years and amortizes its intangible assets over periods ranging from three to seven years. The Company currently depreciates IRUs over a 15 year period but may, in the future, depreciate IRU's over periods ranging from 15 to 20 years based upon the estimated useful life of the systems. The Company expects depreciation and amortization expense to increase as the Company further expands the Viatel Network. In particular, depreciation will substantially increase as a result of the construction of the Circe Network, at least until significant portions of such system are sold.

THE CIRCE NETWORK

    The Circe Network will have significant effects on the Company's future results of operations. The Company will capitalize substantially all of the costs associated with designing and building the Circe Network, as well as the costs associated with placing the system in service. These costs are expected to be approximately $530.0 million, although there can be no assurance in this regard. See "Risk Factors -- Risks Relating to the Circe Network."

    The Company intends to sell interests in the Circe Network on an IRU basis. Revenue from the IRUs will be recognized in the period when the IRU is sold under a new line item that will be titled "Capacity sales revenue." The related cost of sales will be reported in the period when the related revenue is recognized. With respect to any given sale of an IRU, the related cost of capacity sales will generally be equal to the total capitalized cost of the Circe Network multiplied by a fraction, the numerator of which will be the capacity of the IRU sold and the denominator of which will be the capacity of the portion of the Circe Network then available for service (i.e, "lit fiber").

    In addition, the Company expects to trade IRUs or capacity on the Circe Network for IRUs or capacity on other cable systems. These trades of IRUs or capacity are expected to be non-monetary exchanges and are not expected to have a material affect on the Company's statement of operations. The Company will also incur selling, general and administrative expenses with respect to the Circe Network that will not be capitalized and will affect the Company's results of operations, particularly while the Circe Network is being designed and built in 1998 and placed into service in 1999 and will incur additional operating and maintenance expenses until capacity on the Circe Network is sold. As a result of financing the Circe Network with debt, the Company will capitalize a portion of the interest incurred that relates to the Circe Network until it is placed in service and will incur substantial increases in interest expense thereafter.

RESULTS OF OPERATIONS

    The following table summarizes the breakdown of the Company's results of operations as a percentage of telecommunications revenue:

                                                                                                             THREE MONTHS ENDED
                                                                                     YEAR ENDED
                                                                                    DECEMBER 31,                 MARCH 31,
                                                                           -------------------------------  --------------------
                                                                             1995       1996       1997       1997       1998
                                                                           ---------  ---------  ---------  ---------  ---------
Cost of telecommunications services......................................       85.6%      83.6%      87.0%      83.0%      90.0%
Selling, general and administrative expenses.............................       75.3       65.2       49.4       59.9       42.2
Depreciation and amortization............................................        8.2        9.5       10.6        8.7       13.7
EBITDA (loss)............................................................      (62.7)     (48.7)     (36.4)     (42.9)     (32.1)

THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THREE MONTHS ENDED MARCH 31, 1997

    TELECOMMUNICATIONS REVENUE. Telecommunications revenue increased by 45.9% from $14.6 million on 23.5 million billable minutes for the three months ended March 31, 1997 to $21.2 million on 52.4 million billable minutes for the three months ended March 31, 1998. Telecommunications revenue growth for the first quarter of 1998 was generated primarily from increased European traffic and from growth in the Company's carrier business which was partially offset by decreased traffic from the Company's Pacific Rim operations.

    The overall increase of 122.9% in billable minutes from the first quarter of 1997 to the first quarter of 1998 was partially offset by declining revenue per billable minute, as average revenue per billable minute declined by 37.1% from $.62 in the first quarter of 1997 to $.39 in the first quarter of 1998, primarily because of (i) a higher percentage of lower-priced intra-European and national long distance traffic from the European Network (as defined herein) as compared to intercontinental traffic, (ii) a higher percentage of lower-priced carrier traffic as compared to retail traffic, (iii) reductions in certain rates charged to retail customers in response to pricing reductions enacted by certain ITOs and other carriers in many of the Company's markets and (iv) foreign currency fluctuations. See"--Cost of Telecommunications Services."

    Telecommunications revenue per billable minute from the sale of services to retail customers, which represented 55.2% of total telecommunications revenue for the three months ended March 31, 1998 (compared to 82.6% for the three months ended March 31, 1997), decreased 38.6% from $.83 in the first quarter of 1997 to $.51 in the first quarter of 1998. Telecommunications revenue per billable minute from the sale of services to carriers and other resellers increased from $.27 in the first quarter of 1997 to $.29 in the first quarter of 1998. The number of customers billed declined 15.5% from 20,224 at March 31, 1997 to 17,090 at March 31, 1998. This decline in customers billed is primarily attributable to the Company's Pacific Rim operations where the number of customers billed declined 73.5% from 5,970 at March 31, 1997 to 1,584 at March 31, 1998, representing a net loss of 4,386 customers.

    During the first quarter of 1998, approximately 52.9% of the Company's telecommunications revenue was generated in Western Europe as compared to approximately 41.9% of the Company's telecommunications revenue during the first quarter of 1997. Telecommunications revenue from Latin America represented approximately 17.3% of the Company's telecommunications revenue during the three months ended March 31, 1998 as compared to approximately 26.9% of the Company's telecommunications revenue during the three months ended March 31, 1997. Telecommunications revenue from the Pacific Rim represented approximately 14.5% of the Company telecommunications revenue during the three months ended March 31, 1997 as compared to approximately 2.9% of the Company's telecommunications revenue during the three months ended March 31, 1998.

    During the first quarter of 1998 as compared to the first quarter of 1997, the Company has significantly increased its carrier business (through which it sells switched minutes to carriers and other resellers at discounted rates). The carrier business has enabled the Company to recover partially the costs associated with increased capacity in advance of demand within retail markets. Such economy of scale has allowed the Company to use its network more profitably for network originations and terminations within Europe. The carrier business represented approximately 44.6% of total telecommunications revenue and approximately 56.2% of billable minutes for the three months ended March 31, 1998 as compared to approximately 16.6% of total telecommunications revenue and approximately 37.6% of billable minutes for the three months ended March 31, 1997. The increase in telecommunications revenue derived from carriers and other resellers represents an increase of approximately 275.1% over the corresponding period in 1997.

    COST OF TELECOMMUNICATIONS SERVICES. Cost of telecommunications services increased from $12.1 million in the first quarter of 1997 to $19.1 million in the first quarter of 1998 and, as a percentage of telecommunications revenue, increased from approximately 83.0% to approximately 90.0% for the three months ended March 31, 1997 and 1998, respectively. The Company's gross margin decreased from 17.0% for the three months ended March 31, 1997 to 10.0% for the three months ended March 31, 1998. This decrease was primarily due to (i) decreased revenue per minute (resulting from price competition and foreign currency fluctuations) which was not offset by corresponding decreases in infrastructure costs, (ii) increased sales to carrier customers (which generate substantially lower margins), and (iii) an increase in intra-European and national long distance traffic compared to higher margin international traffic. This decrease in gross margin is one of the principal reasons the Company initiated a strategy to own key elements of its network infrastructure. Although it did not decrease as fast as revenues per minute the Company's average cost per billable minute decreased from $.51 during the three months ended March 31, 1997 to $.35 during the three months ended March 31, 1998, a 31.4% decrease. This decrease, which partially offset the effect of the decline in average revenue per billable minute, was attributable primarily to increased traffic being routed through the European Network and increased switched minutes generated by the Company's carrier business, both of which increased the utilization of fixed cost leased lines. Increased European Network utilization helped reduce costs on a per minute basis with respect to European long distance telecommunications services.

    Cost of telecommunications services increased in the three months ended March 31, 1998 in part because of the relatively high cost of leased infrastructure related to increasing the Viatel Network's transmission capacity. These costs are expected to decrease as a percentage of telecommunications revenue as the Company continues its efforts to convert from leased to owned capacity. The Company increased its private line circuits capacity by 175%, and as a result the fixed costs associated with the Viatel Network, increased from approximately $1.7 million for the three months ended March 31, 1997 (approximately 11.4% of telecommunications revenue) to approximately $2.8 million for the three months ended March 31, 1998 (approximately 13.0% of telecommunications revenue). Due to the high cost of leased lines in Western Europe, the Company believes its use of private line circuits will decrease and such decrease will positively impact the Company's overall gross margins as more minutes are routed through infrastructure owned by the Company. This benefit, however, is primarily limited to calls that either originate or terminate in a city where the Company owns infrastructure, because otherwise the Company is required to transport the call over the public switched telephone network at higher transmission costs and reduced margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $8.7 million in the three months ended March 31, 1997 to $9.0 million in the three months ended March 31, 1998 and, as a percentage of telecommunications revenue, decreased from approximately 59.9% in the three months ended March 31, 1997 to approximately 42.2% in the three months ended March 31, 1998. Much of these expenses are attributable to overhead costs associated with the Company's headquarters, back office and network operations as well as maintaining a physical presence in seventeen different jurisdictions. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 52.7% and 52.3% for the three months ended March 31, 1997 and 1998, respectively.

    EBITDA LOSS. EBITDA loss increased from $6.2 million for the three months ended March 31, 1997 to $6.8 million for the three months ended March 31, 1998. As a percentage of telecommunications revenue, EBITDA loss decreased from approximately 42.9% in the first quarter of 1997 to approximately 32.1% in the first quarter of 1998. These losses resulted from lower gross margins as a percentage of telecommunications revenue due to the relatively high cost of intra-European leased lines which was compounded by price reductions implemented by certain ITOs.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of the Viatel Network, increased from approximately $1.3 million in the three months ended March 31, 1997 to approximately $2.9 million in the three months ended March 31, 1998. The increase was due primarily to the depreciation of equipment related to network expansion and fiber optic cable systems placed in service during 1997 and the first quarter of 1998. Depreciation expense will increase substantially as a result of the further expansion of the Viatel Network, particulary, in the near term, from the construction of the Circe Network.

    INTEREST. Interest expense increased from approximately $3.0 million in the three months ended March 31, 1997 to approximately $3.8 million in the three months ended March 31, 1998, primarily due to the accretion of non-cash interest on the 1994 Notes. Interest income decreased from approximately $1.1 million in the three months ended March 31, 1997 to approximately $.5 million for the three months ended March 31, 1998. Interest expense and income will increase substantially as a result of the completion of the Offering.

1997 COMPARED TO 1996

    TELECOMMUNICATIONS REVENUE. Telecommunications revenue increased by 44.8% from $50.4 million on 62.2 million billable minutes for 1996 to $73.0 million on
140.9 million billable minutes for 1997. Telecommunications revenue growth for 1997 was generated primarily from increased traffic volume on the European Network, from growth in the Company's carrier business and, to a lesser extent, increased traffic volume in Latin America and the Pacific Rim.

    The overall increase of 126.4% in billable minutes from 1996 to 1997 was partially offset by declining revenue per billable minute, as average revenue per billable minute declined by 36.3% from $.80 in 1996 to $.51 in 1997, primarily because of (i) a higher percentage of lower-priced intra-European and national long distance traffic from the European Network as compared to intercontinental traffic, (ii) a higher percentage of lower-priced carrier traffic as compared to retail traffic, (iii) reductions in certain rates charged to retail customers in response to pricing reductions enacted by certain ITOs and other carriers in many of the Company's markets, (iv) changes in customer access methods and (v) foreign currency fluctuations. See "-- Cost of Telecommunications Services."

    Telecommunications revenue per billable minute from the sale of services to retail customers, which represented 72.1% of total telecommunications revenue in 1997 (compared to 83.5% 1996), decreased from $1.04 in 1996 to $.69 in 1997.
Telecommunications revenue per billable minute from the sale of services to carriers and other resellers decreased from $.38 in 1996 to $.30 in 1997, primarily as a result of price competition. The number of customers billed rose 18.4% from 18,172 at December 31, 1996 to 21,515 at December 31, 1997.

    During 1997, approximately 44.7% of the Company's telecommunications revenue was generated in Western Europe as compared to approximately 41.9% of the Company's telecommunications revenue in 1996. Despite an increase of approximately 14.1% over 1996, telecommunications revenue from Latin America represented approximately 22.2% of the Company's telecommunications revenue during 1997 as compared to approximately 28.4% of the Company's telecommunications revenue during 1996. Telecommunications revenue from the Pacific Rim represented approximately 12.4% of the Company's telecommunications revenue during 1996 as compared to approximately 11.2% of the Company's telecommunications revenue in 1997.

    The Company has significantly increased its carrier business through which it sells switched minutes to carriers and other resellers at discounted rates. The carrier business represented approximately 27.9% of total telecommunications revenue and approximately 46.1% of billable minutes for 1997 as compared to approximately 16.5% of total telecommunications revenue and approximately 35.2% of billable minutes for 1996. This increase in telecommunications revenue represents an increase of approximately 147.0% over 1996.

    COST OF TELECOMMUNICATIONS SERVICES. Cost of telecommunications services increased from $42.1 million in 1996 to $63.5 million in 1997 and, as a percentage of telecommunications revenue, increased from approximately 83.6% to approximately 87.0% for 1996 and 1997, respectively. The Company's gross margin decreased from 16.4% for 1996 to 13% for 1997. This decrease was primarily due to (i) decreased revenue per minute (resulting from price competition and foreign currency fluctuations) which was not offset by corresponding decreases in infrastructure costs, (ii) increased sales to carrier customers (which generate substantially lower margins), and (iii) an increase in intra-European and national long distance traffic compared to higher margin international traffic. This decrease in gross margin is one of the principal reasons the Company initiated a strategy to own key elements of its network infrastructure. Although it did not decrease as fast as revenues per minute, the Company's average cost per billable minute decreased from $.67 during 1996 to $.44 during 1997, a 34.3% decrease. This decrease, which partially offset the effect of the decline in average revenue per billable minute, was attributable primarily to
(i) increased traffic being routed through the European Network, which increased the utilization of fixed cost leased lines, (ii) increased switched minutes generated by the Company's carrier business, which also increased the utilization of fixed cost leased lines, and (iii) changes in customer access methods. Increased European Network utilization helped reduce costs on a per minute basis with respect to European long distance telecommunications services.

    Cost of telecommunications services increased in 1997 because of leased line costs for additional transmission capacity and the accelerated rollout of European POPs. These costs are expected to decrease as a percentage of telecommunications revenue as the Company continues its efforts to convert from leased to owned capacity. The Company increased its private line circuits capacity by 311%, and as a result the fixed costs associated with the European Network, costs for private line circuits increased from approximately $4.1 million for 1996 (approximately 8.2% of telecommunications revenue) to approximately $6.0 million for 1997 (approximately 8.2% of telecommunications revenue). Due to the high cost of leased lines in Europe, the Company believes its use of private line circuits will decrease and such decrease will positively impact the Company's overall gross margins as more minutes are routed through infrastructure owned by the Company. This benefit, however, is primarily limited to calls that either originate or terminate in a city where the Company has a switch or POP, because otherwise the Company is required to transport the call over the PSTN at higher transmission costs and reduced margins.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $32.9 million in 1996 to $36.1 million in 1997 and, as a percentage of telecommunications revenue, decreased from approximately 65.2% in 1996 to approximately 49.4% in 1997. Much of these expenses are attributable to overhead costs associated with the Company's headquarters, back office and network operations as well as maintaining a physical presence in seventeen different jurisdictions. Salaries and commissions, as a percentage of total selling, general and administrative expenses, were approximately 49.0% and 51.6% for 1996 and 1997, respectively.

    EBITDA LOSS. EBITDA loss increased from $(24.6) million for 1996 to $(26.6) million for 1997. As a percentage of telecommunications revenue, EBITDA loss decreased from approximately (48.7)% in 1996 to approximately (36.4)% in 1997. These losses resulted from lower gross margins as a percentage of telecommunications revenue due to the relatively high cost of intra-European leased lines which was compounded by predatory price reductions implemented by certain ITOs.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense, which includes depreciation of the Viatel Network, increased from approximately $4.8 million in 1996 to approximately $7.7 million in 1997. The increase was due primarily to the depreciation of equipment related to network expansion and fiber optic cable systems placed in service during 1997. Amortization expense will increase substantially as a result of the further expansion of the Viatel Network, particularly, in the near term, from the construction of the Circe Network.

    INTEREST. Interest expense increased from approximately $10.8 million in 1996 to approximately $12.5 million in 1997 due to the accretion of non-cash interest on the 1994 Notes not payable until July 15, 2000, at which time semi-annual interest expense will be required through the January 15, 2005 maturity date. Interest income increased from approximately $1.9 million for 1996 to approximately $3.7 million in 1997, primarily as a result of the investment of the net proceeds from the IPO. Interest expense will increase substantially as a result of the Offering.

1996 COMPARED TO 1995

    TELECOMMUNICATIONS REVENUE. Telecommunications revenue increased by 56.0% from $32.3 million on 25.9 million billable minutes for 1995 to $50.4 million on
62.2 million billable minutes for 1996. Telecommunications revenue growth for 1996 was generated primarily from higher traffic volume on the European Network, from growth in the Company's wholesale business and, to a lesser extent, from growth in traffic volume in Latin America and the Pacific Rim.

    The overall increase of 140.0% in billable minutes from 1995 to 1996 was partially offset by declining revenue per billable minute, as average revenue per billable minute declined 35.0% from $1.23 in 1995 to $.80 in 1996 primarily because of (i) a higher percentage of lower-priced intra-European traffic from the European Network, (ii) a higher percentage of low-priced wholesale traffic,
(iii) reductions in certain rates charged to retail customers in response to pricing reductions enacted by certain ITOs and (iv) changes in customer access methods. See "-- Cost of Telecommunications Services."

    Telecommunications revenue per billable minute from the sale of services to retail customers decreased 28.8% from $1.46 in 1995 to $1.04 in 1996. Telecommunications revenue per billable minute from the sale of services to carriers and other resellers increased 8.6% from $.35 in 1995 to $.38 in 1996 primarily as a result of an overall increase in intercontinental call traffic. The number of customers billed rose 97.1% from 9,218 at December 31, 1995 to 18,172 at December 31, 1996. During the second half of 1996, the Company commenced offering national long distance telecommunications services in Germany, Italy and Spain.

    In order to utilize excess network capacity, the Company has significantly increased its wholesale business through which it sells switched minutes to carriers and other resellers at rates that are at a discount to the rates that the Company charges its retail customers. While the wholesale business has lower average gross margins than the Company's retail business, the telecommunications revenue generated from the wholesale business partially offsets the fixed costs associated with the Viatel Network. The wholesale business represented approximately 6.2% and 21.6% of total telecommunications revenue and billable minutes, respectively, for 1995 as compared to approximately 16.5% and 35.2% of total telecommunications revenue and billable minutes, respectively, for 1996. While the increase in telecommunications revenue represents an approximately 320.0% increase over the corresponding period for 1995, a portion of this increase represents the migration of business formerly conducted by the Company in Africa and the Middle East through indirect sales representatives to carriers which purchase switched minutes from the Company.

    COST OF TELECOMMUNICATIONS SERVICES. Cost of telecommunications services increased from $27.6 million in 1995 to $42.1 million in 1996 and, as a percentage of telecommunications revenue, decreased from approximately 85.6% for 1995 to approximately 83.6% for 1996. The corresponding increase in gross margins was primarily due to changes in overall service mix and increased utilization of the European Network. The Company experienced a 35.6% decrease in average cost per billable minute from $1.04 during 1995 to $.67 during 1996. This decrease, which more than offset the effect of the decline in average revenue per billable minute, was attributable primarily to (i) increased traffic being routed through the European Network which resulted in reduced costs on a per minute basis with respect to European long distance telecommunications services, (ii) an increase in switched minutes generated by the Company's wholesale business and (iii) changes in customer access methods.

    Gross margins for 1996 were negatively impacted by increases in certain costs related to the expansion of the Company's overall transmission capacity. The fixed costs per minute are expected to decrease as a percentage of telecommunications revenue as traffic volume over the European Network increases. As a result of obtaining additional private line circuits capacity, the costs associated with the European Network increased from approximately $2.0 million for 1995 (approximately 6.3% of telecommunications revenue for such period) to approximately $4.1 million for 1996 (approximately 8.2% of telecommunications revenue for such period).

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased from $24.3 million in 1995 to $32.9 million in 1996 and, as a percentage of telecommunications revenue, decreased from approximately 75.3% in 1995 to approximately 65.2% in 1996. Much of the increased dollar amount of selling, general and administrative expenses is attributable to the costs of building a direct sales force in Western Europe and the Company's continued transition from indirect to direct sales organizations in certain other countries in which the Company does business, and overhead cost associated with the Company's headquarters, back office and operations. The transition to a direct sales force was significantly completed in 1995 and 1996 is the first year in which the costs of such sales force was incurred throughout the year.

    During 1996, the Company took a $1.3 million charge associated with a corporate restructuring undertaken during the year principally for employee termination and relocation costs and a charge for a portion of the Company's lease for its administrative headquarters in London and an $.85 million expense associated with a French arbitration award against the Company. Had these expenses not been incurred, selling, general and administrative expenses would have decreased to approximately 61.0%, as a percentage of telecommunications revenue. Salary related selling, general and administrative expenses represented approximately 51.2% and 49.0% of total selling, general and administrative expenses for 1995 and 1996, respectively.

    EBITDA LOSS. EBITDA loss increased from $(20.3) million for 1995 to $(24.6) million for 1996. As a percentage of telecommunications revenue, EBITDA loss decreased from approximately (62.7)% in 1995 to approximately (48.7)% in 1996.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from approximately $2.6 million in 1995 to approximately $4.8 million in 1996. The increase was due primarily to the depreciation of switches and other equipment placed in service during 1995 and 1996.

    EQUIPMENT IMPAIRMENT LOSS. In connection with the replacement of substantial portions of the European Network during 1995, the Company entered into a termination agreement with TeleMedia International, Inc. ("TMI"). Pursuant to the terms of such agreement, the Company prepaid the remaining lease obligation of approximately $1.0 million, thereby acquiring all of the equipment previously leased from TMI, most of which equipment was subsequently redeployed. The Company recorded a non-cash charge of approximately $.6 million in 1995, which represented the original installation costs of such equipment and the difference between the carrying value and the expected selling price of the equipment not expected to be redeployed.

    INTEREST. Interest expense increased from approximately $8.9 million in 1995 to approximately $10.8 million in 1996 due to the accretion of non-cash interest on the 1994 Notes. Interest income was approximately $3.3 million and $1.9 million for 1995 and 1996, respectively.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has incurred losses from operating activities in each year of operations since its inception and expects to continue to incur operating and net losses for the next several years. Since inception, the Company has utilized cash provided by financing activities to fund operating losses and capital expenditures. The sources of this cash have primarily been private equity financing, the proceeds from the sale of the 1994 Notes, the proceeds from the Company's initial public offering in October 1996 and, to a lesser extent, equipment-based financing. As of March 31, 1998, the Company had $28.2 million of cash, cash equivalents and other liquid investments.

    On April 8, 1998, the Company completed the Offering through which it raised approximately $889.6 million of gross proceeds ($856.6 million of net proceeds). The Company believes that the net proceeds from the Offering, together with project financing, equipment financing and the sale of capacity on the Circe Network will provide sufficient funds for the Company to expand its business as planned and to fund its operating losses for at least the next 18 to 24 months. However, the amount of the Company's future capital requirements will depend on a number of factors, including the success of the Company's business, the start-up date of the Circe Network, the rate at which the Company further expands the Viatel Network, the types of services that the Company offers, staffing levels, acquisitions and customer growth, as well as other factors that are not within the Company's control, including competitive conditions, government regulatory developments and capital costs. In the event that the Company's plans or assumptions change or prove to be inaccurate, the Company is unable to convert from leased to owned capacity in accordance with its current plans or the net proceeds of the Offering, project financing, equipment financings and the proceeds from the sale of capacity on the Circe Network prove to be insufficient to fund the Company's growth in the manner and at the rate currently anticipated, the Company may be required to delay or abandon some or all of the Company's development and expansion plans or the Company may be required to seek additional sources of financing earlier than currently anticipated.

    The Company has used certain of the net proceeds from the Offering to (i) finance the Tender Offer (including the payment of consent fees) and (ii) to purchase approximately $122.8 million of U.S. Pledge Securities and approximately $30.6 million of DM Pledge Securities. The Company intends to use the remaining net proceeds to fund a portion of the construction and operational start-up of the Circe Network, to fund other capital expenditures and for general corporate and working capital purposes.

    The Company completed the Tender Offer on April 8, 1998 in which all $120.7 million aggregate principal amount at maturity of the 1994 Notes were tendered. In connection with the tender for the 1994 Notes, the Company estimates that a one-time charge of approximately $28.3 million will be incurred and recorded in the second quarter of 1998. This extraordinary charge relates to the early extinguishment of debt and is comprised of the following: (i) a $24.7 million premium paid in connection with the Tender Offer, (ii) a $0.3 million fee and $0.7 million of other costs associated with the Tender Offer, and (iii) a write-off of $2.6 million in unamortized deferred issuance and registration fees associated with the 1994 Notes.

    CAPITAL EXPENDITURES; COMMITMENTS. The development of the Company's business has required substantial capital expenditures. During 1995, 1996, 1997 and the three months ended March 31, 1998, the Company had capital expenditures of approximately $11.4 million, $9.4 million, $34.2 million and $2.7 million, respectively. The Company expects to spend approximately $530.0 million to construct the Circe Network and place it in service, although there can be no assurance that the Company will not spend substantially more to complete the Circe Network. The Company has or intends to enter into certain agreements associated with the Circe Network, purchase commitments for network expansion and other items aggregating $200.0 million to $400.0 million during 1998. In addition, the Company has minimum volume commitments to purchase transmission capacity from various domestic and foreign carriers aggregating approximately $13.8 million for 1998. See Note 13 to the Company's Consolidated Financial Statements, contained elsewhere in this Prospectus. In connection with the Company's license application in Germany, the Company expects that it will be required to pay, during 1998, a one-time license fee in the amount of approximately $7.5 million (based on the exchange rate as of March 31, 1998). The Company has signed various letters of intent relating to the Circe Network, which currently commit the Company to make certain payments equal to the lesser of actual cost or $5.3 million. The Company's obligations with respect to such amounts are subject to further reduction based on an obligation of the vendor to mitigate damages if the arrangements are terminated by the Company.

    FOREIGN CURRENCY. The Company has exposure to fluctuations in foreign currencies relative to the U.S. Dollar as a result of billing portions of its telecommunications revenue in local European currency in a country where the local currency is relatively stable, while many of its obligations, including a substantial portion of its transmission costs, are denominated in U.S. Dollars. In countries with less stable currencies, such as Brazil, the Company bills in U.S. Dollars. For the three months ended March 31, 1998, approximately 52.9% of the Company's telecommunications revenue was billed in various European currencies. Debt service on the 12.40% Notes and the 11.15% Notes are payable in German Deutschmarks. Substantially all of the costs of acquisition and upgrade of the Company's switches have been, and are expected to continue to be, U.S. Dollar denominated transactions, however, a substantial portion of the costs to construct the Circe Network will be denominated in various European currencies, including German Deutschmarks. All of the European currencies in which the Company does business are expected to converge as part of the European Monetary Union, except for the British Pound Sterling.

    With the continued expansion of the European Network, a substantial portion of the costs associated with the European Network, such as local access charges and a portion of the leased line costs, as well as a majority of local selling expenses and debt service related to the 12.40% Notes and the 11.15% Notes, will be charged to the Company in the same currencies as revenue is billed. These developments create a natural hedge against a portion of the Company's foreign exchange exposure. To date, much of the funding necessary to establish the local direct sales organizations has been derived from telecommunications revenue that was billed in local currencies. Consequently, the Company's financial position as of March 31, 1998 and its results of operations for the three months ended March 31, 1998 were not significantly impacted by fluctuations in the U.S. Dollar in relationship to foreign currencies.

    YEAR 2000. In 1997, the Company conducted an evaluation of its computer systems and network for Year 2000 compliance. Based on such evaluation, the Company believes that its software and hardware systems are Year 2000 compliant. The Company does not know whether the computer systems of ITOs and other carriers on whose services the Company depends for transmission capacity are Year 2000 compliant. If the computer systems of the ITOs and such other carriers are not Year 2000 compliant, it could have a material adverse effect on the Company's business, financial condition and results of operations and its ability to make payments on the Notes. See "Risk Factors -- Dependence on Effective Information Systems; Year 2000 Technology Risks."

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

    Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," were issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income, such as foreign currency fluctuations currently reported in stockholder's equity, be reported in an annual financial statement that is displayed with the same prominence as other financial statements. SFAS 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires that these companies report selected information about operating segments in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company adopted SFAS 130 in the first quarter of 1998 and will adopt SFAS 131 for its annual reporting in 1998.

    Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring recognition of those instruments as assets and liabilities and to measure them at fair value. SFAS 133 will be effective for the Company in 2000. The Company has not yet determined the effects of the pronouncement.

                                    BUSINESS

OVERVIEW

    The Company is a rapidly growing international telecommunications company providing high quality, competitively priced, international and domestic long distance telecommunications services, primarily to small and medium-sized businesses, carriers and resellers. These services include national and international long distance telecommunication services, as well as enhanced services such as toll free services, calling cards and switched voice band data services. The Company established an early presence in several key Western European countries to capitalize on the opportunities presented by full deregulation of the telecommunications industry. The Company currently operates one of the largest alternative Pan-European networks, with international gateway switching centers in New York and London, network POPs in 30 cities, direct sales forces in nine Western European cities and indirect sales offices in more than 100 additional locations in Western Europe. Today, the Company provides telecommunications services in Belgium, France, Germany, Italy, Spain, Switzerland, The Netherlands and the United Kingdom. The Company also provides telecommunications services in certain countries in Latin America and Asia and operates as a carriers' carrier in the United States and the United Kingdom. The Company's telecommunications revenues have grown from $32.3 million in 1995 to $73.0 million in 1997.

    The Company's mission is to build a Pan-European telecommunications company focusing on small and medium-sized businesses, while becoming a high quality, low-cost provider of telecommunications products and services through the ownership of key network infrastructure. The Company believes that the small and medium-sized businesses segment offers significant market opportunities because it has traditionally been underserved by the ITOs and is likely to be receptive to competitively priced bundled service offerings by New Entrants, such as those offered by the Company. To service this customer base, to date the Company has established sales offices in nine Western European cities and has established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 100 additional locations in Western Europe. At March 31, 1998, the Company's customer base, primarily consisting of small and medium-sized businesses, was 17,090, of which 11,712 were located in Western Europe.

    The Company believes that network ownership is critical to becoming an high quality, low-cost provider and will create the necessary platform to provide a full array of telecommunications products and services to customers. The Company has recently initiated a program to own key elements of its network infrastructure, including interests in fiber optic cable systems. By owning or controlling key elements of its network, the Company will be better able to control service offerings, quality, and transmission and other operating costs. Ownership of network facilities is an essential element in the Company's expansion into new service offerings such as data products, including frame relay, Internet services and ATM services.

    As part of the Company's strategy to own or control key elements of its network, the Company is developing the Circe Network, a state-of-the-art fiber optic ring which will connect five countries and will include London, Paris, Nancy, Strasbourg, Stuttgart, Frankfurt, Cologne, Dusseldorf, Essen, Brussels, Antwerp, Rotterdam and Amsterdam. Bechtel, one of the largest construction companies in the world, has been engaged by the Company to manage the construction of the system. The Circe Network will be a high quality, high capacity, self-healing ring, utilizing advanced SDH, which is the current international standard for digital transmission, and DWDM technologies. The Circe Network will significantly expand the Company's revenue opportunities by enabling it to (i) provide a broader range of products and services to retail customers, (ii) provide wholesale services to the large base of resellers that the Company expects will develop as deregulation continues in Western Europe and
(iii) capitalize on the growing demand for bandwidth intensive services in Europe. The Company intends to offer its target customer base a better transport system than is currently available in Europe with a higher and more consistent level of transmission quality, redundancy, network functionality and service at lower prices.

    The Circe Network will offer ITOs and New Entrants an attractive alternative for the transport of cross-border telecommunications traffic. Under the traditional system of carrying cross-border telecommunications traffic in Europe, no ITO developed end-to-end cross-border circuits. The Company believes no alternative carrier currently offers cost-effective capacity, resulting in the absence of such capacity between Western European countries. The Circe Network will offer cost-effective cross-border connectivity between major Western European cities as a compelling alternative to ITO-provided leased lines, which suffer from a number of deficiencies in terms of cost, quality and availability. The Circe Network will address these deficiencies by creating a Pan-European fiber network that will allow carriers to own capacity on a self-healing, cross-border basis.

    In order to complement and efficiently utilize capacity on Viatel's network, the Company sells switched minutes to wholesale customers and other resellers in the United States and the United Kingdom. The Company believes that the sale of switched minutes to such customers is an effective means of achieving network efficiencies. The Company believes that the Flat Rate Acquisition further enhances the Company's network efficiency, builds scale and provides the Company with the critical mass necessary to compete in today's competitive telecommunications markets.

    Viatel is a Delaware corporation and is the successor to VIA USA, Ltd. (a Colorado corporation) which was merged into Viatel on October 11, 1994 to effecuate a reincorporation within the State of Delaware.

MARKET OPPORTUNITIES

    International telecommunications is one of the fastest growing segments of the long distance industry, having experienced a compounded growth in total minutes of 14% per annum from 1989 to 1996, and is expected to continue growing at a rate of approximately 13% per annum through the year 2000. Based upon this estimate, worldwide international long distance traffic is projected to grow from 70 billion minutes in 1996 to over 114 billion minutes by the year 2000. For 1996, the European international long distance market was the largest in the world with approximately 28 billion minutes or 40% of international calling volume originating in Europe. A substantial portion of the traffic originating in Europe terminates in Europe or the United States where the Company has international gateway switches.

                         INTERNATIONAL TRAFFIC PATTERNS

                                                                      EUROPE*       USA        OTHER
                                                                    -----------  ---------  -----------
Belgium...........................................................        75.5%        3.7%       20.8%
Netherlands.......................................................        69.0         6.2        24.8
Germany...........................................................        42.7         6.0        51.4
France............................................................        53.5         5.7        40.8
Italy.............................................................        54.4         9.1        36.5
Spain.............................................................        53.9         4.1        42.0
United Kingdom....................................................        36.8        14.4        48.8

------------------------

* Europe -- represents the listed countries and Switzerland.

Source: TeleGeography 1997.

    The Company estimates that, during 1997, the market for total long distance voice and voice band data in the Western European countries in which the Company operates represented approximately $59.6 billion, with $45.0 billion representing national long distance and approximately $14.6 billion representing international long distance. In many EU member states, the ability to provide telecommunications services was liberalized on January 1, 1998. The Company believes that regulatory liberalization in Western Europe and technological advancements eventually will lead to market developments similar to those that have occurred in the United States and the United Kingdom following deregulation, including an increase in both international and national traffic volume, reduced prices, increased service offerings and the emergence of New Entrants. By 1995, New Entrants had amassed approximately 19% of the United States long distance market, from approximately 10% in 1984. In addition, from 1991 to 1995, the number of competitors in the United Kingdom grew from 2 to 120.

    The Company believes there is a shortage of cross-border capacity in Europe. Most infrastructure in Europe is owned and operated by the ITOs. Under the traditional system of carrying cross-border telecommunications traffic in Europe, no ITO developed end-to-end cross-border circuits. Instead, an international call is carried by the ITO in the country where the call originates and is passed off to the ITO in the country in which the call terminates pursuant to bilateral agreements. Cable systems have historically been built by a consortia of ITOs and certain other carriers under the "Club" system. The Club system has traditionally had no incentive to (i) upgrade capacity to provide access to new carriers since their respective needs were met, or (ii) sell capacity on a cost-effective basis to other carriers. In addition, landing stations associated with these Club systems have traditionally been controlled by the ITO members and, in instances where capacity is sold, other carriers have been required to negotiate "back haul" arrangements in order to achieve access to the Club systems. The Company believes the system of bilateralism and the construction of cable systems by the "Club" has resulted in a serious shortage of cross-border capacity in Europe. Moreover, growth in bandwidth intensive services will further fuel the need for bandwidth. According to industry sources, the bandwidth demand for data in the United States is currently growing at the rate approximately 10 times faster than the demand for voice services and the Company expects this trend to develop in Europe as competitively priced capacity becomes available.


    There are currently two private systems carrying cross border traffic currently in operation, Ulysses, which is owned by WorldCom, and Hermes. Ulysses is an approximately 2,000 route kilometer Pan-European fiber optic network connecting London, Amsterdam, Brussels, Paris and Frankfurt. Hermes is an approximately 2,600 route kilometer fiber optic network connecting London, Rotterdam, Amsterdam, Antwerp, Brussels, Paris, Dusseldorf and Frankfurt. The Company believes that neither Ulysses nor Hermes are currently selling capacity on an IRU basis to other carriers. However, Hermes is currently leasing capacity to carriers and New Entrants at prices which are attractive compared to those offered by the ITOs, but remain significantly higher than actual costs. In addition to Hermes and Ulysses, Fibernet Group plc has built a 35 city network, primarily in the United Kingdom, Espirit Telecom Group plc is attempting to build out its Pan-European network and other companies such Level 3 Communications and British Telecom are planning to launch a Pan-European network. Cable & Wireless has also announced its intention to invest significant resources in European telecommunications facilities and other companies, such as Unisource and Global One, have announced their intention to continue to focus on the European telecommunications market. The Company believes that the Circe Network will provide a valuable opportunity to market capacity to other carriers on an attractive cost-efficient IRU basis and to New Entrants on an IRU or long-term lease basis.


    The Company believes that a substantial part of the capacity on existing routes has a number of deficiencies including (i) high costs, (ii) lack of end-to-end quality control, (iii) limited availability of bandwidth, (iv) long lead times for provisioning, (v) lack of redundancy and (vi) long delays for restoration. While there have been significant reductions in leased line costs as a result of deregulation, these deficiencies are exacerbated by the increase in demand for bandwidth from New Entrants, thereby resulting in artificially and significantly higher costs. The Company believes there is a significant opportunity to provide cost-effective bandwidth to New Entrants.

BUSINESS STRATEGY

    The Company's mission is to build a Pan-European telecommunications company focusing on small and medium-sized businesses, while becoming a high quality, low-cost provider of telecommunications products and services through the ownership of key network infrastructure. The key elements of the Company's strategy include:

    - CAPITALIZE ON LARGE AND RAPIDLY DEREGULATING EUROPEAN MARKETS

    The Company's principal focus is on exploiting opportunities presented by rapidly deregulating European markets. For 1996, the European international long distance market was the largest in the world with approximately 28 billion minutes. The Company estimates that, during 1997, the market for long distance services and voice band data in the Western European countries in which the Company operates represented approximately $59.6 billion, with approximately $45.0 billion representing national long distance and approximately $14.6 billion representing international long distance. A substantial portion of the international traffic originating in Europe terminates in Europe or the United States where the Company has international gateway switches. As liberalization takes effect throughout Western Europe, the Company believes New Entrants will play a significant role in penetrating these markets.

    - LEVERAGE ESTABLISHED MARKET PRESENCE AND LOCAL DISTRIBUTION NETWORK

    The Company established an early presence in Western Europe to capitalize on the opportunities presented by deregulation of the telecommunications industry in Europe. As a result, the Company has gained substantial experience in the operational, technical, financial and logistical issues involved in building a network and sales force in Western Europe. To date, the Company has established sales offices in nine Western European cities and has established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 100 additional locations in Western Europe. The Company believes it is well positioned to identify and capitalize on increasing market opportunities in Western Europe and will continue to build and enhance its sales force and operations in Europe over the next few years and add products and services as telecommunications markets continue to deregulate.

    - FOCUS ON SIGNIFICANT BASE OF SMALL AND MEDIUM-SIZED BUSINESSES

    The Company has established a retail customer base of small and medium-sized businesses and intends to continue to focus its retail marketing efforts on this market segment. In most European markets, small and medium-sized businesses account for a significant percentage of national and international calling traffic and the Company expects this segment will continue to provide a significant opportunity for the Company. In 1996, small and medium-sized businesses represented, on average, 60.0% of the total company revenues generated and, as of 1994, approximately 66.0% of the total workforce in the EU member states. The Company believes that small and medium-sized businesses are likely to be receptive to competitively priced bundled service offerings by New Entrants, such as those offered by the Company, because these businesses have traditionally been underserved by the ITOs, which offer their best rates and services primarily to higher-volume multinational business customers.

    - ENHANCE REVENUE OPPORTUNITIES THROUGH CIRCE NETWORK

    The Company believes that the Circe Network will significantly expand the Company's ability to capitalize on opportunities presented by the deregulation of the European telecommunications market. First, the Circe Network will provide the Company with the ability to control the quality and scope of services to retail customers, while effectively competing on price. Second, the Company believes that deregulation of the continental European telecommunications market will lead to the creation of numerous New Entrants, principally consisting of resellers, as occurred in the United States and the United Kingdom following deregulation of the telecommunications markets in those countries. The Circe Network will enable the Company to capture a greater share of the expanding Western European telecommunications market by providing wholesale services to other New Entrants. Third, the Company believes that

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
demand for data services will significantly outgrow existing capacity. The Circe Network will enable the Company to service the expanding need created by bandwidth intensive services.

    - ESTABLISH LOW-COST POSITION THROUGH NETWORK OWNERSHIP AND CONTROL


    The Company believes it is critical to own or control key elements of its network in order to be a low-cost provider. By owning or controlling key elements of its network, the Company will be better able to control service offerings, quality, and transmission and other operating costs. As part of the Company's efforts to own key portions of its network, the Company (i) has purchased IRUs or MIUs in digital fiber optic cable systems, (ii) has purchased POPs and switches, and (iii) is constructing the Circe Network. The Company also intends to acquire additional interests in submarine fiber optic cable originating in the United Kingdom and connected to other EU member states in which the Company has a local presence. The Circe Network's advanced fiber and transmission electronics are expected to provide lower installation, operating and maintenance costs than older fiber optic systems generally in commercial use today. In addition, to offset the construction costs of the Circe Network, the Company intends to sell IRUs on the Circe Network for cash or in exchange for IRUs on other cable systems.


    - CAPITALIZE ON EXPANDING DATA NEEDS

    The majority of the Company's revenue is currently derived from international long distance services. As liberalization leads to more favorable interconnection rates in Western Europe, the Company intends to offer national long distance services in additional Western European countries. Network infrastructure ownership will facilitate the Company's entry into new products, such as data products including frame relay, Internet and ATM services, which are more bandwidth and transmission intensive. According to industry sources, bandwidth demand for data in the U.S. is currently growing approximately 10 times faster than voice and the Company expects this trend to develop in Europe as competitively priced capacity becomes available. The Company believes that there will be substantial demand for data products by small and medium-sized businesses, and that a bundled service offering of national and international data and voice services will be attractive to this targeted customer base.

    - LEVERAGE NETWORK THROUGH CARRIER SALES

    In order to complement and efficiently utilize capacity on Viatel's network, the Company sells switched minutes to wholesale customers and other resellers in the United States and the United Kingdom. The Company believes that the sale of switched minutes to such customers is an effective means of achieving network efficiencies. The Company believes that the Flat Rate Acquisition further enhances the Company's network efficiency, builds scale and provides the Company with the critical mass necessary to compete in today's competitive telecommunications markets.

    - PURSUE ACQUISITIONS, INVESTMENTS AND STRATEGIC ALLIANCES

    To date, the Company's growth primarily has been internally generated and managed. In addition to systematically expanding the Company through internal growth, the Company intends to expand its services and network capabilities through acquisitions, investments and strategic alliances. The Company believes that such acquisitions, investments and strategic alliances are an important means of increasing network traffic volume and achieving lower termination costs and desired economies of scale.

SERVICES

    The Company currently provides competitively priced long distance services with value-added features that typically have not been provided by the respective ITO in many of the countries in which the Company operates. The Company's services include Voice Telephony (where legally permissible), virtual private networks, dedicated access for high volume users, calling cards, fax service and the provision of switched minutes to wholesale customers. The value-added features provided by the Company include itemized and multicurrency billing, abbreviated dialing and multiple payment methods. See "-- The Viatel Network."

    The Company's principal services include:

    VIACALL -- a service permitting domestic and international calling to more than 230 countries and territories through switched access. This service is currently marketed exclusively in Germany, the United Kingdom and The Netherlands where the Company has full interconnection and a national operator's license.

    VIACALL PLUS -- provides dedicated access via a leased line from the customer to the Viatel Network, permitting calling without dialing access or location codes.

    VIACALL EXPRESS -- provides a paid (local) access or toll free number programmed to dial an existing phone number or system, generally in another country, without the need for special circuits or modifications.

    VIAPN -- enables virtual private network calling to a pre-defined group of locations within a closed user group that can be modified as required, subject only to regulatory limitations.

    VIAISDN -- permits domestic and international calling to more than 230 countries and territories through switched access via ISDN lines. In Spain, this service is restricted to fax and voice band data pending the liberalization of the Spanish market.

    VIACONNECT -- provides "anywhere to anywhere" international callback access through manual, automatic, X.25 or Internet initiated callback. These services are also offered with International toll-free ("ITF") access, subject to pricing considerations.

    VIAGLOBE -- provides calling card access from more than 50 countries. In addition to offering savings over the calling cards of AT&T, MCI and other providers of credit-based international calling cards, VIAGLOBE provides 24-hour operator assistance and speed dialing.

    VIACARD -- is a prepaid international debit card which provides many of the same features as VIAGLOBE on a prepaid basis.

    The Company expects to begin offering data services during the second half of 1998. The Company currently anticipates that it will incur between $10.0-$40.0 million of capital expenditures during 1998 and 1999 in developing such services. There can be no assurance that the Company will be able to launch data services in the second half of 1998 or thereafter or that, if launched, such services will be successful.

    On January 1, 1998, the market for Voice Telephony was liberalized in all EU member states where the Company currently does business, with the exception of Spain. Seven EU member states, including Belgium, Germany and Italy have been sued by the EC for their failure to timely implement EU directives implementing the deregulation of Voice Telephony. See "-- Government Regulation."

THE VIATEL NETWORK

    The Company currently operates one of the largest Pan-European networks, with international gateway switching centers in New York and London, which are connected by Company-owned digital fiber optic transmission facilities and has developed an integrated digital, switch-based telecommunications network with thirty locations in Western Europe including switches in Amsterdam (The Netherlands), Barcelona and Madrid (Spain), Antwerp and Brussels (Belgium), Frankfurt (Germany), Milan and Rome (Italy) and Paris (France) and additional POPs as follows: Bilboa, Gerona, Majorca, Tarragona and Valencia (Spain); Leuven (Belgium); Bordeaux, Lyon, Marseille and Toulouse (France); Geneva (Switzerland); Rotterdam (The Netherlands); Berlin, Hamburg, Stuttgart and Wiesbaden (Germany); Brescia, Florence, Genoa and Vicenza (Italy); connected by leased, digital fiber optic transmission facilities (together with the switches located at its international gateway switching center in London, the "European Network"). The European Network, together with the Company's switches located at its international gateway switching center in New York and POPs in Miami, Florida and Omaha, Nebraska is referred to as the "Viatel Network". The Viatel Network employs four Nortel DMS 100e switches, one Nortel DMS 300 switch, six Wyatt/Reuters MRX-2000 switches and three call reorigination switches. The Company intends to install additional POPs in cities with both significant calling activity directed to the Company's switched-based cities and significant potential for originating and terminating international and domestic long distance traffic as required for interconnection with other carriers.

    Access to the Company's services is obtained either through "switched access" or "dedicated access." Switched access requires the use of: (i) carrier selection (e.g., "1623" in the Netherlands), which requires the Company to pay the ITO at a discounted rate for the cost of accessing the Company's services;
(ii) paid access, which requires the customer to pay the ITO for the cost of accessing the Company's services; (iii) callback, which enables the customer to receive a return call providing a dial tone originated from the Company's Omaha, Nebraska switching center; (iv) ITF, which accesses the Company's Omaha, Nebraska switching center by direct dial; or (v) national toll free, which accesses a local switch in the European Network. Customers using dedicated access are connected to a Company switch or POP by a private leased line connected to the customer's premises. Carrier selection and dedicated access are the Company's access method of choice in countries where the Company has achieved full interconnection with the ITO. At this time, the Company has interconnection agreements with the following ITOs: British Telecom (United Kingdom), KPN (The Netherlands) and Deutsche Telekom (Germany). The Company also has interconnection agreements with the following carriers: Cable & Wireless (United Kingdom), Infostrada (with 32 POPs) (Italy) and ECN Telecommunications (with 28 POPs) (Germany). Currently, substantially all of the Company's small and medium-sized business customers use one or more forms of switched access. The Company is currently negotiating interconnection agreements with France Telecom, Belgacom and Telecom Italia. There can be no assurance that the Company will be successful in securing such interconnection agreements in a satisfactory or timely manner.

    The Company's ownership of switches reduces its reliance on other carriers, enables routing of telecommunications traffic over multiple transmission paths, aids in controlling costs and permits the compilation of call record data and other customer information. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Capital Expenditures; Commitments."

    THE EUROPEAN NETWORK. The European Network currently consists of an international gateway switching center in London and switches in the nine Western European cities mentioned above. These cities were chosen as switch locations due to the substantial number of international calls originating from such cities. The European Network has been primarily used for call origination. The Company anticipates increasing use of the European Network to transport calls in Western Europe. See "-- Carrier Contracts."

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

                             DESCRIPTION OF NETWORK



    [Included at this location is a map of Western Europe and the U.K. showing the Company's points of presence and switches in Western Europe and in London, its leased lines, the proposed route for the Circe Network, the proposed route for the Planned German Extension and its interests in certain fiber optic cables.]


    PRIVATE LINE CIRCUITS. The Company's nine switches in Western Europe are currently connected to its international gateway switching center in London by private line circuits. Private line circuits are permanent point-to-point connections for voice and data transmissions and, when certain levels of volume are reached, are a less expensive alternative to the PSTNs. The private line circuits connecting the Company's switches to the international gateway switching center in London are leased directly, or indirectly through third parties, from the ITOs in the countries in which such calls originate.

    As part of the Company's concerted effort to convert leased capacity to owned capacity for the purpose of improving operating margins, the Company has continued to purchase IRUs or MIUs in digital fiber optic cable systems, including IRUs in (i) CANUS-1/CANTAT-3 (8.196 megabits per second ("Mb/s"), a transatlantic cable originating in the United States, Canada and the United Kingdom,

(ii) TAT-12/13 (8.196 Mb/s), a transatlantic cable originating in the United States, the United Kingdom and France, (iii) Atlantic Crossing 1 (155.5 Mb/s), a transatlantic cable originating in the United States and the United Kingdom, and
(iv) Gemini (44.7 Mb/s), a transatlantic cable originating in the United States and the United Kingdom, and MIUs in Fiberoptic Link Around the Globe (18.440 Mb/s), a cable originating in, among other places, the United Kingdom, Italy and Spain. The Company also intends to acquire additional interests in cross-channel digital fiber optic cable originating in the United Kingdom and connected to other EU member states in which the Company has a physical presence. These cables will be used for transmission of traffic between the United States and Europe and within Europe, resulting in improved service quality at lower cost.


    SWITCHING PLATFORMS. The Viatel Network utilizes "intelligent switches" which incorporate software designed to achieve least cost routing, the process by which the Company enhances the routing of calls over the Viatel Network for more than 230 countries and territories. Least cost routing is designed to allow calls that are not routed over the Viatel Network to be routed directly from the Company's switches through the PSTN to their destinations at the lowest available rates.


    The Viatel Network uses high capacity digital switching platforms designed to provide services quickly and cost-effectively. The switches are modular and scaleable and incorporate among the most advanced technologies such as self-diagnosis ISDN, hierarchical call control and dynamic network management software. These switches, currently consisting of four Nortel DMS 100e switches, one Nortel DMS 300 switch, six Wyatt/Reuters MRX-2000 switches and three call reorigination switches, which can also provide a bridge between older and emerging standards. As the Viatel Network continues to evolve, the installed base of switches can be augmented or upgraded easily to create a cost effective, scaleable network.

    By combining the Company's international gateway switching centers in New York and London with its transatlantic fiber optic cable capacity, the Company believes that it will be able to provide customers with improved quality, while lowering its transmission costs.


    NETWORK OPERATIONS CENTERS. The Company currently monitors the activity of the Viatel Network from Omaha, Nebraska in the United States and London in Europe. Beginning in late 1998, the Company will monitor the activity of its network from dual NOCs located in London and the greater New York metropolitan area. These NOC's will be fully fitted with sophisticated surveillance and control capability, fraud detection and real time transmission quality enhancements. The Company's Omaha, Nebraska site will continue to house its back office systems of support of NOC's and the Viatel Network. Each NOC will be capable of acting as a full backup to the other. Each NOC will also allow "full view" capability and will have the ability to perform remote diagnostics and testing on key elements of the Viatel Network, including the Circe Network.


CIRCE NETWORK

    As part of the Company's strategy to own or control key elements of its network infrastructure, the Company is developing the Circe Network linking five countries and will include London, Paris, Nancy, Strasbourg, Stuttgart, Frankfurt, Cologne, Dusseldorf, Essen, Brussels, Antwerp, Rotterdam and Amsterdam. The Circe Network will be a high quality, high capacity bi-directional, self-healing ring, utilizing advanced SDH and DWDM technologies. The Circe Network is expected to have approximately 3,671 route kilometers, including approximately 471 route kilometers of a Belgium national network and 320 route kilometers of undersea fiber optic cable. The development and operational start-up of the Circe Network is estimated to cost approximately $530.0 million. The Company commenced construction of the Circe Network in the Spring of 1998 with initial turn-up in the first quarter of 1999. The Circe Network will be deployed along various rights-of-way, including motorways, railways, waterways and pipelines through a combination of new digs and the acquisition of dark fiber. Key characteristics of the Circe Network will include:

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
        STATE-OF-THE-ART TECHNOLOGY. The Company will install state-of-the-art, technologically advanced equipment in a uniform configuration throughout the entire Circe Network, which will provide a Pan-European SDH self-healing ring. The Circe Network will use laser-generated light to transmit bi-directionally over fiber optic glass strands with an initial capacity at 20 Gb/s. In connection with the development and construction of the Circe Network, the Company will be upgrading its NOCs to enable near real time monitoring and reconfiguration of its network.

        HIGH SECURITY AND RELIABILITY. The Circe Network is being designed for high security and reliability, based upon (i) a self-healing system that will allow for instantaneous restoration, virtually eliminating down time in the event of a fiber cut, (ii) fiber cable generally installed in high-density polyethylene conduits on terrestrial portions of the system and
    (iii) advanced cable armoring techniques on the submarine portions of the system.

        ADDITIONAL CAPACITY AND FLEXIBILITY. The Circe Network's high-density network architecture may be upgraded, without service interruption, to 160 Gb/s (16 STM-64) through the use of DWDM and bi-directional multi-wavelength optical amplifiers, to support future demand for bandwidth intensive data applications such as frame relay, Internet and ATM services. The Company is currently marketing capacity on the system to other telecommunications carriers and New Entrants. The Circe Network will enable the Company to expand the reach of its existing network to additional strategic destinations through the exchange of capacity on the Circe Network for capacity on other fiber optic systems.


    The Company began planning Phase 1 of the Circe Network in the Fall of 1997 and retained MKI, a subsidiary of WorldCom, to perform a feasibility study and to propose a terrestrial route for Phase 1. On January 28, 1998, the Company received a preliminary route study from MKI which identifies (i) the preferred rights-of-way for Phase 1, as well as alternative routing options, (ii) procedures for obtaining all permits, licenses and other regulatory requirements necessary to allow Phase 1 to be installed along the preferred route and (iii) construction methodology and associated risk analysis. Recently, the Company received a route study from Bechtel for Phase 2 which (i) identifies the preferred rights-of-way, (ii) evaluates lease or build options for rights of way, (iii) provides time and cost estimates for obtaining rights-of-way and (iv) provides a proposed action plan.



    On March 13, 1998, the Company executed a binding letter of intent and term sheet with Bechtel, pursuant to which Bechtel was engaged by the Company to manage the construction of Phase 1. Under the terms of the letter of intent, Bechtel has overall responsibility for the procurement for, and the arranging and administering of, the engineering, construction, commissioning and testing of Phase 1. For its services, Bechtel will be paid a fee equal to the sum of (i) its Recoverable Costs (as defined), which include hourly costs for personnel, other direct costs such as costs associated with travel, costs of all equipment and all costs associated with consultants, subcontractors and other outside services and facilities, the costs of all equipment, materials and supplies used or consumed in the performance of its services and all duties, excises, assessments, levies, taxes, imposts and licenses arising out of the performance of its services; (ii) agreed upon fees upon the completion of each of the four major segments into which Phase 1 has been divided; and (iii) specified fees upon the acquisition of at least 95% of the rights-of-way and wayleaves required in each of the four countries in which Phase 1 is being constructed. Under the terms of the letter of intent, Bechtel has committed to a ready-for-service date of December 31, 1998 for Phase 1. In the event that Bechtel fails to achieve a specified ready-for-service date for any of the four segments, it will be subject to certain specified liquidated damages in an amount up to the total fee pool for the segment, and if it completes the construction of a segment prior to its scheduled ready-for-service date, Bechtel will be entitled to certain agreed upon incentive payments.

    The Company has also executed a binding letter of intent and term sheet with ASN, dated March 18, 1998, under which ASN has agreed to procure, install and test, on a fixed price, date certain basis, optical fiber for the submarine portions of the Circe Network. In addition, the Company has executed a definitive agreement with Nortel, executed on June 29, 1998, for the engineering, manufacturing, testing, installation and commissioning of transmission equipment and related network management systems for the Circe Network at a fixed price. Each of the letter of intent with ASN and the definitive agreement with Nortel establishes maximum contract prices and provides for the payment of liquidated damages in the event that the respective contractor fails to meet agreed upon ready-for-service dates (November 30, 1998 in the case of the ASN agreement and December 1998 in the case of each Nortel agreement).

    Bechtel is one of the largest construction contractors in the world. Bechtel has been involved in over 15,000 projects in over one hundred nations on seven continents. Bechtel has substantial experience in constructing projects in Europe, with hundreds of projects and over 30 years of experience in Western Europe. Bechtel has played a significant role in the various rail projects in Europe, including the Euro Tunnel and was involved in the construction of Euro Disney. Bechtel has over 25 years of experience in telecommunications, with recent projects in Saudi Arabia, Argentina, Venezuela, the Phillipines, Indonesia and the United States.

    ASN is a leading submarine cable contractor. From 1992 to 1996, ASN had approximately 33% of the worldwide market for repeated systems and approximately 32% of the worldwide market for unrepeated systems. Nortel is a leading supplier in the development and deployment of SDH and SONET networks worldwide with a presence in over 90 countries. Nortel has supplied the two largest new SDH networks in the world.

    The Company will employ DWDM technology, which is among the latest commercial advancements in optical physics. DWDM is an advancement over basic wave division multiplexing. With DWDM technology, more light waves can be transmitted though fiber on the cable thereby permitting the transfer of greater amounts of information at lower cost than with previous fiber optic technology. DWDM is a proven technology currently utilized with increasing frequency in the telecommunications industry. The Company's switching platform is largly Nortel-based, and fully compatible with the electronics to be utilized on the Circe Network. The contemplated package of electronics to be purchased from Nortel includes the INM Network management system which is multi-vendor capable.

    The Circe Network will replace the high-cost low-bandwidth leased lines currently used by the Company to interconnect its switches in London, Paris, Amsterdam, Antwerp, Brussels and Frankfurt and its POP in Stuttgart and Rotterdam. Carriers purchasing IRUs will interconnect with the Circe Network at optical interconnection points, which will be strategically located at sites along the ring, permitting easy access to the system at minimal cost.

    The operation of the Circe Network will be monitored by the Company's NOCs to be located in London and in Franklin, New Jersey. These NOCs will also control, monitor and administer switches throughout the Viatel Network and will provide "full view" capability to the Company's maintenance staff, enabling the monitoring of the system, as well as the digital switches, on a real-time basis.

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

    The construction and operation of the Circe Network is being managed by Francis J. Mount, who joined the Company in December 1997 as Senior Vice President, Engineering and Network Operations. Mr. Mount has over 30 years of experience in the telecommunications industry, including six years with MCI where he most recently served as Director, Global Technical Services, responsible for international development, alliance management and all technical operations and services outside of the United States, and 22 years with AT&T Corporation where he served in various technical and network management capacities. In addition, the Company has retained Derek Foxwell, as Director of Infrastructure Programs, who is responsible for overseeing the development of the design, configuration and construction of the Circe Network. Mr. Foxwell is a chartered engineer with over 25 years of experience in international telecommunications networks. Mr. Foxwell has been a consultant to Nynex Network Service (FLAG Ltd.), where he chaired Flag's Assignment, Routing and Restoration Subcommittee and to Sprint International (PTAT), where he acted as the operations and maintenance manager for PTAT systems. Mr. Foxwell was employed by British Telecom for almost 20 years, most recently as Transmission Engineering Planning Manager, International Cable Network; International and National Elements. Once the Circe Network is operational, ongoing maintenance and repair will be handled by subcontractors, managed by the Company, strategically located along the system's route.


SALES AND MARKETING; CUSTOMERS

    The Company's principal target market consists of small and medium-sized businesses. This market includes trading companies, financial institutions, and import-export companies, for which long distance telecommunications service represents a significant business expense. Small and medium-sized businesses constitute a large and growing portion of the European economy and, in 1996, represented on average 60.0% of the total company revenues generated in the EU member states and, in 1994, represented approximately 66.0% of the total workforce. The following chart presents the share of revenue generated by small and medium-sized businesses in certain EU member states as of December 31, 1996:


    [Included at this location is a bar chart presenting the percentage of total business generated by small and medium-sized businesses, in descending order, from Spain, Italy, France, The Netherlands, Germany, the United Kingdom and Belgium.]

    The Company believes that this customer segment offers significant market opportunities because it has been traditionally underserved by the ITOs and small and medium-sized businesses are more likely to be receptive to competitively priced bundled service offerings by New Entrants, such as those offered by the Company, than larger size businesses. The Company also targets carriers and other resellers.

    From 1991 to 1994, the Company's sales and marketing efforts were conducted by independent sales representatives in each of its markets. In late 1994, the Company began establishing its own direct sales forces in certain Western European and Latin American markets to take greater control over the sales and marketing functions and to provide a higher level of customer service. Currently, the Company has direct sales forces in the nine cities in Western Europe in which it has switches and has established indirect sales offices, through arrangements with independent sales representatives and telemarketing agents, in more than 100 additional locations in Western Europe. The Company has four sales professionals dedicated to marketing and maintaining the Company's relationships with its wholesale customers in the United States and in the United Kingdom. In Europe, the Company's sales and marketing staff is currently divided into two categories: direct sales representatives and indirect sales representatives. Direct sales representatives are responsible for face-to-face sales efforts to accounts with $500 per month of revenue potential and indirect sales representatives are responsible for telesales to accounts with less than $500 per month of revenue potential.

    The Company's direct sales personnel are currently compensated on a salary and commission basis, with potential commissions being paid on the basis of revenues generated by new customers solely during their first three months as a customer of the Company. After such three month period, the customer is turned over to "pro-active account managers" or "PAMs" who manage the account and are compensated based on the monthly growth of such account above certain minimum requirements. The Company believes that this compensation structure provides maximum incentive to the Company's direct sales force to continue to grow the Company's customer base and revenue.

    The Company's independent sales representatives are retained on a non-exclusive/commission-only basis, with commissions being subject to charge back for revenues not collectible by the Company. The Company believes that its relationship with its independent sale representatives is good.

    During the first quarter of 1998, the Company instituted a sales force training program which is designed to further educate the Company's sales personnel regarding the Company's products and services and to improve their marketing skills. As liberalization of the telecommunications markets in EU member states continues, the Company anticipates that it will begin to supplement its sales forces through the expanded use of various marketing techniques, including direct mail and targeted advertising and promotional efforts. In addition, as regulatory and marketing conditions warrant, the Company may begin to utilize partnership marketing as an additional marketing tool.

    The Company generally prices its retail services at a discount to the ITOs' prices in the various geographic markets. The wholesale rates charged are generally priced at or slightly below the market price of the leading United States international facilities-based carriers, but the Company does not offer a standard discount relative to any major carrier.

INFORMATION SYSTEMS

    The Company believes that integrated and reliable billing and information systems are key elements for growth and success in the telecommunications industry. Accordingly, the Company has made significant investments to acquire and implement sophisticated information systems which are designed to enable the Company to: (i) monitor and respond to customer needs by developing new and customized services; (ii) manage lease cost routing; (iii) provide customized billing information; (iv) provide high quality customer service; (v) detect and control fraud; (vi) verify payables to suppliers; and (vii) rapidly integrate new customers. The Company believes that its network intelligence, billing and financial reporting systems enhance its ability to competitively meet the increasingly complex and demanding requirements of the international and national long distance markets. While the Company believes that such systems are currently sufficient for its operations, such network intelligence, selling and financial reporting systems will require routine upgrades and ongoing investments. See "Risk Factors -- Dependence on Effective Information Systems; Year 2000 Technology Risks."

    The Company currently has a turnaround time of approximately 48 hours for new account entry, subject to credit approval. The Company's billing system provides multicurrency billing, itemized call detail, city level detail for destination reporting and electronic output for select accounts. Customers are provided with several payment options, including automated credit card processing and automated direct debiting.

    The Company has developed software to provide telecommunications services and render customer support. In certain cases, the software used to support the Company's services may reside outside of the switches and, therefore, is not reliant on a third party switch manufacturer for upgrades or support. Each switch has a call detail recording function which is designed to enable the Company to: (i) achieve accelerated collection of call records; (ii) detect fraud and unauthorized usage; and (iii) permit rapid call detail record analysis. See "-- The Viatel Network -- Switching Platforms."

    The Company also uses proprietary software to assist in analyzing traffic patterns and determining network usage and busy hour percentage, originating traffic by switching center, terminating traffic by supplier and originating traffic by customer. This data is utilized to provide least cost routing, which may result in call traffic being transmitted over the Company's transmission facilities, other carriers' transmission facilities or a combination of such facilities. If traffic cannot be handled over the least cost route due to overflow, the least cost routing system is designed to transmit the traffic over the next least cost route. The least cost routing system chooses among the following variables to minimize the cost of a long distance call over 15 different suppliers and multiple choices of terminating carrier per country. The performance of the least cost routing system is verified based on a daily overflow report generated by the Company's network traffic management and a weekly/monthly average termination cost report generated by the Company's billing system. See "Risk Factors -- Dependence on Effective Information Systems; Year 2000 Technology Risks."

CARRIER CONTRACTS

    The Company has entered into contracts to purchase switched minute capacity from various domestic and foreign carriers and depends on such contracts for origination and termination of traffic on the Viatel Network as well as for resale of such capacity to others. Carrier costs constitute a significant portion of the Company's variable costs. Pursuant to these contracts, the Company obtains guaranteed rates, which are generally more favorable than otherwise would be available, by committing to purchase switched minute minimums from such carriers. If the Company fails to meet its switched minute minimum requirements under a carrier contract, it would still be required to pay its minimum monthly commitment as a penalty. The Company's aggregate annual minimum commitments are approximately $14.0 million. The Company does not believe that the loss of any one supplier or contract would have a material adverse impact on the Company's business, financial condition or results of operations. See "-- Competition."

COMPETITION

    The international telecommunications industry is highly competitive and is characterized by substantial on-going price declines. For example, France Telecom has obtained approval to reduce retail prices by 9% during each of 1997 and 1998 and 4.5% during each of 1999 and 2000. Deutsche Telekom has announced that it intends to reduce retail long distance prices by up to 40%. Neither of these ITOs has reduced or is expected to reduce wholesale prices to the same extent. These pricing policies have created substantial pressure on the Company's gross margins. The Company's success depends upon its ability to compete with other telecommunications providers in each of its markets. These providers include the ITO

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in each country in which the Company operates, such as British Telecom, France
Telecom, Belgacom and Telecom Italia, and global alliances among some of the world's largest telecommunications carriers, such as Uniworld, AT&T's World Partners alliance with "Unisource" (Telia of Sweden, Swiss Telecom PTT and KPN of The Netherlands), "Concert" (British Telecom and MCI), "Global One" (Sprint, France Telecom and Deutsche Telekom) and the more recently announced alliances among WorldCom, MCI and Telefonica de Espana and between AT&T and British Telecom. Other potential competitors include cable communications companies, wireless telephone companies, electric and other utilities with rights-of-way, railways, microwave carriers and large end users which have private networks. The intensity of competition and price declines has increased over the past several years and the Company believes that such competition and price declines will continue to intensify, particularly in Western Europe where liberalization of the telecommunications markets continues. Many of the Company's current and potential competitors have substantially greater financial, marketing and other resources than the Company. If the Company's competitors devote significant additional resources to the provision of international or national long distance telecommunications services to the Company's target customer base of small and medium-sized businesses, such action could have a material adverse effect on the Company's business, financial condition and results of operations, its ability to make payments on the Notes, and there can be no assurance that the Company will be able to compete successfully.


    Because all of the Company's current and intended European markets (other than the United Kingdom) have only recently liberalized or still are in the process of liberalizing the provision of Voice Telephony, customers in most of these markets are not accustomed to obtaining services from competitors to ITOs and may be reluctant to use emerging telecommunications providers, such as the Company. In particular, the Company's target customer base of small and medium-sized businesses with significant international calling needs, may be reluctant to entrust their telecommunications needs to new operators that are believed to be unproven. In addition, in continental Europe, certain of the Company's competitors (including the ITOs) provide potential customers with a broader range of services than the Company can offer due to existing regulatory restrictions.

    Competition for customers in the telecommunications industry is primarily based on price and quality of services offered. The Company prices its services primarily by offering discounts to the prices charged by ITOs and other major competitors. However, prices for international long distance calls have decreased substantially over the past few years in the markets in which the Company currently maintains operations or in which it expects to establish operations. Some of the Company's larger competitors may be able to use their greater financial resources to cause severe price competition in the countries in which the Company operates or expects to operate. It appears that Western European ITOs are responding to deregulation more rapidly and aggressively than occurred after deregulation in the United States and the United Kingdom. The Company expects that prices for its services will continue to decrease for the foreseeable future and that ITOs and other dominant telecommunications providers will continue to improve their product offerings. The improvement in product offerings and service provisions by the ITOs, as well as the liberalization of Voice Telephony and infrastructure which has commenced in certain EU member states, could similarly have a material adverse effect on the competitiveness of the Company to the extent that the Company is unable to provide similar levels of offerings and services. If the ITO in any jurisdiction uses its competitive advantages to their fullest extent, the Company's operations in such jurisdiction would be adversely affected. Furthermore, the marginal cost of carrying calls over fiber optic cable is extremely low. As a result, certain industry observers have predicted that, within a few years, there may be dramatic and substantial price reductions and that long distance calls will not be significantly more expensive than local calls. In addition, certain carriers, including AT&T, are implementing plans to offer telecommunications services over the Internet at substantially reduced prices. Any price competition could have a material adverse effect on the Company's business, financial condition, results of operations, its ability to make payments on the Notes.

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    The Company believes that the ITOs generally have certain competitive advantages that the Company and other competitors do not have due to their control over local connectivity. The Company relies on the ITO for access to the PSTN and the provision of leased lines, and the failure of the ITOs to provide such access or leased lines at reasonable pricing could have a material adverse effect on the Company's business, financial condition, results of operations and its ability to make payments on the Notes. The reluctance of some national regulators to accept liberalizing policies, grant regulatory approvals that would result in increased competition for the local ITO and enforce access to ITO networks and essential facilities could have a material adverse effect on the Company's competitive position and its ability to make payments on the Notes. There can be no assurance that the Company would be able to compete effectively in any of its markets. See "Risk Factors -- Competition" and "-- Rapidly Changing Industry, Technology and Customer Requirements; Significant Price Declines."

GOVERNMENT REGULATION

    OVERVIEW. National and local laws and regulations governing the provision of telecommunications services differ significantly among the countries in which the Company currently operates and intends to operate. The interpretation and enforcement of such laws and regulations varies and could limit the Company's ability to provide certain telecommunications services in certain markets. There can be no assurance that future regulatory, judicial and legislative changes will not have a material adverse effect on the Company, that domestic or international regulators or third parties will not raise material issues with regard to the Company's compliance or noncompliance with applicable laws and regulations or that other regulatory activities will not have a material adverse effect on the Company's business, financial condition, results of operations and its ability make payments on the Notes.

    INTERNATIONAL TRAFFIC. Under the WTO Agreement, concluded on February 15, 1997, 69 countries comprising 95% of the global market for basic telecommunications services agreed to permit competition from foreign carriers. In addition, 59 of these countries have subscribed to specific procompetitive regulatory principles. The WTO Agreement became effective on February 5, 1998 and is expected to be implemented by most signatory countries in 1998, although there may be substantial delays. The Company believes that the WTO Agreement will increase opportunities for the Company and the Company's competitors. However, the precise scope and timing of the implementation of the WTO Agreement remain uncertain and there can be no assurance that the WTO Agreement will result in beneficial regulatory liberalization.

    On November 26, 1997, the FCC adopted the Foreign Participation Order to implement the U.S. obligations under the WTO Agreement. In the Foreign Participation Order, the FCC adopted an open entry standard for carriers from WTO member countries, generally facilitating market entry for such applicants by eliminating certain existing tests. These tests remain in effect, however, for carriers from non-WTO member countries. Petitions for reconsideration of the Foreign Participation Order are pending at the FCC.

    International carriers serving the United States, including the Company, remain subject to rules adopted in the International Settlement Rates Order which became effective on January 1, 1998. The international accounting rate system allows a U.S. facilities-based carrier to negotiate an "accounting rate" with a foreign carrier for handling each minute of international telephone service. Each carrier's portion of the accounting rate (usually one-half) is referred to as the settlement rate. The new International Settlement Rates Order generally requires U.S. facilities-based carriers to negotiate settlement rates with their foreign correspondent at no greater than FCC established "benchmark" prices. Historically, international settlement rates have vastly exceeded the cost of carrying telecommunications traffic. In addition, the International Settlement Rates Order imposed new conditions upon certain carriers, including the Company. First, the FCC conditioned facilities-based authorizations for service on a route on which a carrier has a foreign affiliate upon the foreign affiliate offering all other U.S. carriers a settlement rate at or below the relevant benchmark. The Company's foreign affiliate in the United Kingdom satisfies this

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

condition. Second, the FCC conditioned any authorization to provide switched services over either facilities-based or resold international private lines upon the condition that at least half of the facilities-based IMTS traffic on the subject route is settled at or below the relevant benchmark rate. This condition applies whether or not the licensee has a foreign affiliate on the route in question. However, if the subject route does not comply with the benchmark requirement, a carrier from a WTO member country instead can demonstrate that the foreign country provides resale opportunities "equivalent" to those available in the United States. Accordingly, since the February 9, 1998 effective date of the Foreign Participation Order, the Company has been permitted to resell private lines for the provision of switched services to any country that either has been found by the FCC to comply with the benchmarks or has been determined to be equivalent. The Company, however, will require prior FCC approval in order to provide resold private lines to any country in which it has an affiliated carrier that has not been found by the FCC to lack market power. Many parties have appealed the International Settlement Rates Order to the U.S. Court of Appeals for the D.C. Circuit or have filed petitions for reconsideration with the FCC. These proceedings are still pending. The Company cannot predict the outcome of this appeal and its possible impact on the Company. In addition, the FCC is expected to propose in late summer 1998 to loosen certain requirements of its current international settlements policy, but Viatel cannot predict the outcome of any such proposal or its possible impact on the Company.


    Increasing regulatory liberalization in many countries' telecommunications markets now permits more flexibility in the way the Company can route calls. Although certain FCC rules limit the way in which some international calls can be routed, the Company does not believe that its network configuration, specifically the way in which traffic is routed through its UK facilities, is specifically prohibited by or undermines in any way the intent of these rules. It is possible, however, that the FCC could find that the Company's network configuration violates these rules. If the Company were found to be in violation of these routing restrictions, and if the violation were sufficiently severe, it is possible that the FCC could impose sanctions and penalties upon the Company.

    REGULATORY FRAMEWORK. A summary discussion of the regulatory frameworks in certain geographic regions in which the Company operates or has targeted for penetration is set forth below. This discussion is intended to provide a general outline of the more relevant regulations and current regulatory posture of the various jurisdictions and is not intended as a comprehensive discussion of such regulations or regulatory posture. Local laws and regulations differ significantly among the jurisdictions in which the Company operates, and, within such jurisdictions, the interpretation and enforcement of such laws and regulations can be unpredictable.

    EUROPEAN UNION. The EU consists of the following member states: Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom. The EU was established by the Treaty of Rome and subsequent treaties. EU member states are required to implement directives issued by the EC and the European Council by passing national legislation. If an EU member state fails to effect such directives with national (or, as the case may be, regional, community or local) legislation and/or fails to render the provisions of such directives effective within its territory, the EC may take action against the EU member state, including in proceedings before the European Court of Justice, to enforce the directives. Private parties may also bring actions against EU member states for failures to implement such legislation.

    The EC and European Council have issued a number of key directives establishing basic principles for the liberalization of the EU telecommunications market. The general framework for this liberalized environment has been set out in the EC's Services Directive (the "Services Directive") and its subsequent amendments, including, in particular, the Full Competition Directive which was adopted in March 1996 (the "Full Competition Directive"). This basic framework has been advanced by a series of harmonization directives, which include the so-called Open Network Provision directives, as well as two additional directives adopted in 1997, the Licensing Directive of April 1997 and the Interconnection Directive of June 1997, which address, respectively, the procedures for granting license authorizations and conditions

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
applicable to such licenses and the interconnection of networks and the interoperability of services as well as the achievement of universal service.

    The Services Directive directed EU member states to permit the competitive provision of all telecommunications services with the exception of Voice Telephony (which does not include value-added services and voice services within closed user groups) and certain other services that have been gradually liberalized through subsequent amendments to the Services Directive. The EC has generally taken a narrow view of the services classified as Voice Telephony, declaring that member states may not maintain monopolies or special operating rights on voice services that (i) confer new value-added benefits on users (such as alternative billing methods), (ii) are provided through dedicated customer access (e.g., by leased lines) or (iii) are limited to a group having legal, economic or professional ties.

    The Full Competition Directive amended the Services Directive to set January 1, 1998 as the date by which all EU member states were required to remove all remaining restrictions on the provision of telecommunications services and telecommunications infrastructure, including Voice Telephony. Certain derogations from compliance with this timetable have been granted. The derogations granted by the EC are as follows: Luxembourg (July 1, 1998), Spain (November 30, 1998), Ireland (January 1, 2000), Portugal (January 1, 2000) and Greece (January 1, 2001).


    The Licensing Directive sets out framework rules for the procedures associated with the granting of national authorizations for the provision of telecommunications services and for the establishment or operation of any infrastructure for the provision of telecommunications services. It distinguishes between "general authorizations," which should normally be easier to obtain since they do not require an explicit decision by the national regulatory authority, and "individual licenses." Individual licenses may only be imposed where the licensee is to acquire access to scarce resources (for example, radio spectrum) or is to be subject to particular obligations or benefit from particular rights. Accordingly, EU member states may impose individual license requirements for the establishment and operation of facilities-based networks and for the provision of Voice Telephony, among other things. Consequently, operation of the European Network may require that the Company be subject to an individual licensing system rather than to a general authorization in the majority of EU member states.


    The Interconnection Directive sets out the regulatory framework for securing in the EU the interconnection of telecommunications networks. The Interconnection Directive requires member states to remove restrictions preventing negotiation of interconnection agreements, ensure that interconnection requirements are non-discriminatory and transparent and to ensure adequate and efficient interconnection for public telecommunications networks and publicly available telecommunications services. Several EU member states have chosen to apply the provisions of the Interconnection Directive within their jurisdictions in such a way as to give more favorable treatment to infrastructure providers and network operators than to switch-based carriers and resellers. Such distinctions must be objectively justified on grounds of the type of interconnection provided or because of relevant licensing conditions.

    The Interconnection Directive is due to be amended shortly to require EU member states (except those for whom derogations exist) to offer carrier pre-selection to their customers by January 1, 2000, and to introduce number portability (the ability of end-users to retain their numbers when changing carriers) for subscribers on the public switched network by January 1, 2000. Carrier pre-selection is only required to be made available by operators who enjoy significant market power within the market for interconnection over the fixed network.


    The Revised Voice Telephony Directive was recently adopted and is concerned with open and efficient access to, and use of, fixed public telephone networks and fixed public telephone services. It requires implementation in EU member states by June 30, 1998. Among other things, this Directive is concerned with universal service. In some countries where the Company operates, it may be required to contribute to a fund for the provision of universal service.

    In addition, a sector specific Telecommunications Data Protection Directive has also been recently adopted which requires implementation by October 1998. This directive is concerned with ensuring an equivalent level of protection of fundamental rights and freedoms across EU member states and in particular the right to privacy in the telecommunications sector and to ensure the free movement of such data and telecoms equipment and services. In particular, it contains provisions on an individual's right to restrict the use of calling line identification and the processing of personal data for telephone bills and directories.


    Each EU member state in which the Company currently conducts its business has a different regulatory regime and such differences are expected to continue. The requirements for the Company to obtain necessary approvals vary considerably from country to country.

    BELGIUM


    In December 1997, the Belgian Federal Parliament provided for full liberalization of the telecommunications sector on January 1, 1998. However, this law must be implemented by a considerable number of implementing Royal Decrees to be fully effective.



    The definitive licensing conditions applicable to certain carriers, including the Company, are contained in two implementing Royal Decrees dated June 22, 1998, covering Voice Telephony and public telecommunications networks, respectively. Pending the adoption of the definitive licensing conditions, a provisional licensing system was operative. Both the provisional and the definitive licensing conditions contain equally stringent requirements, such as the operator's commitments to invest 400 million Belgian Francs or to deploy 500 kilometers of transmission infrastructure within three years of the date the provisional license is granted in order to be eligible for a public telecommunications network operator license. Furthermore, the licensing conditions relating to Voice Telephony and to public telecommunications networks each contain other stringent requirements, including a contribution of 1% of annual turnover in order to fund research and development and other initiatives.



    Notwithstanding these stringent requirements (which may be modified by EC intervention that has been formally commenced), the Company obtained a license under the provisional licensing system for the establishment and operation of a public telecommunications network on June 30, 1998 and a provisional license for the provision of Voice Telephony, on July 3, 1998. The Company must following the procedures contained in the Royal Decrees to convert its provisional license into a definitive license.



    Belgium is one of the EU member states which differentiates between interconnection for infrastructure providers and network operators and switch-based carriers and resellers. The interconnection tariffs of Belgacom (Belgium's ITO), which has been officially approved by the Belgian Institute for Postal Services and Telecommunications ("BIPT"), provides more favorable interconnection rates for infrastructure providers and network operators than for switch-based carriers and resellers. As a result of the construction of the Circe Network, the Company should qualify for these more favorable rates.


    The modified Belgian Telecommunications Law also provides for the creation of a Universal Service Fund, to be managed by the BIPT, to which operators may be required to contribute funds in proportion to their revenues from the Belgian telecommunications market. However, the Universal Service Fund system will not be activated before the year 2000, and then only insofar as: (i) Belgacom claims a compensation for being the universal service provider, (ii) the BIPT considers that universal service provision represents a net cost and (iii) the Belgian Federal Government takes a formal decision to activate the Universal Service Fund. From 1998 onwards, the BIPT will "dry-run" the universal service costing model and keep operators informed of the contributions that they may be required to make if and when the Universal Service Fund is activated.

    FRANCE

    In July 1996, legislation was enacted providing for the immediate liberalization of all telecommunications activities in France, but maintaining a partial exception for the provision of Voice Telephony. Voice Telephony was subsequently fully liberalized on January 1, 1998.

    The establishment and operation of public telecommunications networks and the provision of Voice Telephony are subject to individual licenses, which are granted by the Minister in charge of telecommunications upon recommendation of France's new independent regulatory authority, the Autorite de Regulation des T elecommunications ("ART").

    In December 1997, the Company filed a joint application for a license as a public telecommunications network operator (under Article L33.1 of the French Code de Postes et T elecommunications) and provider of Voice Telephony services to the public (under Article L34.1 of the French Code de Postes et
T elecommunications). The license application was approved by ART on April 29, 1998 and has recently received final approval of the relevant Minister.


    The Company will be subject to certain obligations in the operation of its public telecommunications network, most notably in terms of non-discriminatory treatment of customers and an obligation to accept reasonable requests for interconnection from other carriers.


    France is also one of the EU member states which differentiates between interconnection for public telecommunications network operators, holding a L33.1 license, and Voice Telephony providers, holding a L34.1 license. The interconnection tariffs of France Telecom (France's ITO), which have been officially approved by ART, provide substantially more favorable interconnection rates for public telecommunications network operators than for Voice Telephony providers.

    The Company has challenged the allocation of single digit access codes as procedurally and legally invalid. This challenge is currently being pursued before the French courts. The outcome of this proceeding cannot be predicted.

    GERMANY

    The German Telecommunications Act of July 25, 1996 liberalized all telecommunications activities, but postponed effective liberalization of Voice Telephony until January 1, 1998. The German Telecommunications Act has been complemented by several Ordinances. The most significant Ordinances concern license fees, rate regulation, interconnection, universal service, frequencies and customer protection.

    Under the German regulatory scheme, licenses can be granted within four license classes. A license is required for operation of transmission lines that extend beyond the limits of a property and that are used to provide telecommunications services for the general public. The licenses required for the operation of transmission lines are divided into 3 infrastructure license classes: mobile telecommunications (license class 1); satellite (license class
2); and telecommunications services for the general public (license class 3).

    Beside the infrastructure licenses, an additional license is required for operation of Voice Telephony services on the basis of self-operated telecommunications networks (license class 4). A class 4 license does not include the right to operate transmission lines.


    The Bundes Ministerium fur Post und Telekommunikation ("BMPT"), which was replaced by the Regulierungsbehorde fur Telekommunikation und Post ("RegTP") on January 1, 1998, granted the Company a regional class 3 and a nationwide class 4 license in December 1997. According to the License Fees Ordinance, a nationwide class 4 license costs a one-time fee of DM 3,000,000. The costs for a territorial class 3 license will be determined by RegTP and is dependent on the population and the geographical area covered by the territorial class 3 license. A nationwide territorial class 3 license costs DM 10,600,000.


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    Licensees that operate transmission lines crossing the boundary of a property have the right to install transmission lines on, in and above public roads, squares, bridges and public waterways without payment; however, when installing transmission lines a planning agreement must be obtained from the relevant authorities.


    A company which operates a public telecommunications network has the right to receive favorable interconnection rates from Deutsche Telekom, as a dominant carrier. If the company does not agree with the offered rates or Deutsche Telecom refuses to interconnect for whatever reason, the company can refer the case to the RegTP which is required to order interconnection within a period of six weeks. Since the Company is not a dominant carrier, it is not subject to the same interconnection obligations as a dominant carrier but is obligated to make interconnection offers to other carriers at their request. Whether, and under which conditions, carrier to carrier operators will receive favorable interconnection rates or less favorable "special network access rates" (reseller rates) from Deutsche Telekom depends on whether they operate a "public telecommunications network." No definition of "public telecommunications network" has yet been provided. A public hearing on the regulatory treatment of carrier networks and public telecommunications networks in respect of interconnection is currently being conducted and interested parties are invited to submit their comments to the RegTP. The RegTP has announced that it will decide on a final definition by October 1998, based on the results of the public hearing. Until such date, Deutsche Telekom will only enter into interim interconnection agreements and only if the companies have a minimum of eight points of interconnection in the start-up phase and upgrade the network to 23 points of interconnection in the initial phase. The same number of points of interconnection is requested by Deutsche Telekom in a new special network offer for carrier networks. The rates offered by Deutsche Telekom to carrier network operators have not yet been made public. After the decision of the RegTP, Deutsche Telekom will likely terminate all interconnection agreements if the networks of contracting parties no longer fulfill the RegTP's definition of a public telecommunications network.


    Several complaints, the outcome of which may affect the Company's business, are currently pending before the RegTP or German courts concerning the content of the standard interconnection offer of Deutsche Telekom. Since Deutsche Telekom and some of its major competitors in Germany have been unable to reach agreement on interconnection, the BMPT has established provisional interconnection tariffs. These rates are now part of the standard offer of Deutsche Telekom and valid for all carriers for as long as the matter is pending before the German courts. Other pending complaints concern the costs of billing services provided by Deutsche Telekom to other carriers and rates for direct access to the end-user lines of Deutsche Telekom. It is expected that a final resolution to these matters will take at least one year.

    Licensed operators are under an obligation to present their standard terms and conditions to the RegTP. The RegTP may, based upon certain criteria, decide not to accept these terms and conditions.

    The Company may become subject to universal service financing obligations. Currently, it is unlikely that the universal service financing system will be implemented in Germany in the foreseeable future.

    The Company has not made any regulatory filings with respect to the German portion of the Circe Network.

    ITALY

    In July 1997 and September 1997, the Italian authorities enacted basic legislation and regulations to comply with the EU directives, including the full liberalization of public telecommunications networks and Voice Telephony by January 1, 1998. Among other provisions, the Law of July 1997 created a new regulatory authority, "Autorita per le garanzie nelle communicazioni" (the "Authority").

    Although the new legislation came into effect immediately and the Presidential Decree of September 1997 covers a wide range of areas including licensing, interconnection, access, universal service and numbering, the framework has been almost completely implemented by a number of implementation decrees.

    License applications can be filed with the Ministry of Communication until the Authority is incorporated, and since January 1, 1998 a limited number of licenses to supply and install fixed telecommunications networks have been granted. Major uncertainties remain with regard to the offer of interconnection published by Telecom Italia S.P.A. No assurance can be provided as to the timing or the manner in which the Company will be able to benefit from full liberalization in Italy. The Company intends to apply for a Voice Telephony license in Italy.

    THE NETHERLANDS


    In the Netherlands the installation and operation of a cable-based network for the purpose of public telecommunications is mainly subject to either (i) licensing requirements which are currently confined to PTT Telecom (the ITO) and two licensed nationwide infrastructure operators, EnerTel and Telfort, and a significant number of licensed regional infrastructure operators, INTER ALIA, public utility companies and broadcast network operators, or (ii) authorization by OPTA (Onafhankelijke post-en telecommunicatie autoriteit) under Article 21 (broadcasting networks) or Article 23 (telecommunications networks) of The Netherlands' Telecommunications Act (the "NTA"). Under the proposed new Telecommunications Act, as adopted by the Netherlands' Lower House of Parliament on April 7, 1998, and now awaiting the approval of the Upper House of Parliament, infrastructure licensing (or authorization) requirements for cable-based public telecommunications networks will be abolished and replaced by registration requirements with OPTA if adopted unamended. The Company holds an authorization based on Article 23 of the NTA which was granted in March 1997. When the new Telecommunications Act is effective the Article 23 authorization will lapse automatically and the Company will have six months to apply for registration after the commencement of the new Act. Registration will be granted if the Company offers a public telecommunications network or services and provided the requested data to OPTA.


    Under the current NTA, PTT Telecom and the two infrastructure licensees enjoy statutory rights-of-way over third party land (public or privately owned) against payment of compensation for the costs incurred. This statutory privilege is not extended to Article 23 NTA authorization holders which must negotiate rights-of-way and compensation with such third parties. Under the proposed new Telecommunications Act, this statutory privilege will be extended to all public telecommunications or broadcasting network operators.

    Under Article 7 of the NTA, restrictions on providing Voice Telephony through a fixed infrastructure were abolished effective July 1, 1997. Holders of an authorization based on Article 23 of the NTA wishing to offer such services to third parties must register with OPTA which may allocate or reserve access numbers for third party service or the authorization holder's own services. The Company obtained the access number 1623 for service carrier selection on July 29, 1997.

    PTT Telecom is under a statutory obligation to provide leased lines to anyone against payment and to provide interconnection to other operators, INTER ALIA, holders of an authorization under Article 23 of the NTA and foreign based network operators providing voice telephony and having access to end-users. In addition, PTT Telecom is obligated to provide special access on reasonable request to Netherlands' and foreign based operators that provide public telecommunication services. From 2001, the two nationwide infrastructure licensees will also be obligated to provide leased lines to anyone against payment and to provide interconnection to PTT Telecom and to other nationwide or regional infrastructure licensees.

    For supervisory purposes, anyone wishing to obtain interconnection or special access to the PTT Telecom network must register with OPTA and then negotiate its own interconnection or special access agreement. In August 1997, the Company registered with OPTA for both interconnection and special access and concluded an agreement for special access with PTT Telecom in June 1997.

    Under the new Telecommunications Act, all operators of public telecommunications networks that control access to end-users will be obligated to provide interconnection to other operators that provide public telecommunications networks or services. If parties cannot reach agreement on the contractual terms, OPTA may issue a binding decision subject to administrative appeal. Conditions for special access are freely negotiable. Operators with significant market power (defined as market share of 25% or more) must provide interconnection on a non-discriminatory basis at cost-based prices. Furthermore, those operators are also obligated on reasonable request to provide special access on a non-discriminatory basis at cost based prices.

    The two registrations obtained by the Company in August 1997 were withdrawn in February 1998. Subsequently, two new registrations for interconnection and for special access were granted in February 1998 to the Company subject to conditions. These conditions have now been satisfied and the registrations have become final.

    The proposed new Telecommunications Act is intended to give full effect to all remaining EU liberalization directives and obligations in The Netherlands which should have been implemented no later than January 1, 1998. These include, but are not limited to, number policy, allocation, and portability; universal service obligations and their financing; privacy protection; and the general competitive environment. If and when adopted, the Company intends to seek all appropriate registrations under the proposed new Telecommunications Act.

    SPAIN

    Spain is one of the five countries in the EU which was granted a derogation for implementation of the Directives to open its Voice Telephony market to competition by January 1, 1998 until December 1, 1998. The government has made public statements about its intent to open the market by December 1, 1998 and the new Telecommunications Act (Ley General de Telecomunicaciones) was approved on April 2, 1998 and entered into force on April 26, 1998. Prior to full liberalization on December 1, 1998, a second operator began operations at the beginning of 1998 in competition with the incumbent operator. In addition, a third national Voice Telephony license was granted in May 1998 and a third license for mobile telecommunications was granted in June 1998. Limited competition is already present and cable operators may apply for a license to provide Voice Telephony over their networks.

    The Company intends to apply for a Voice Telephony license in Spain as and when the appropriate procedures have been published. Although publication of the procedures is required by the EC by August 1, 1998, it has been announced that such publication will not take place until September 1998.

    SWITZERLAND

    A new Telecommunications Act was adopted by the Swiss Parliament in April 1997 and came into effect on January 1, 1998, together with Ordinances containing more detailed regulations covering telecommunications services, frequency management, numbering, terminal equipment and license fees. The new Telecommunications Act provides for liberalization of the Swiss telecommunications market as of January 1, 1998.

    The newly enacted Swiss telecommunications regulatory framework facilitates market entry by: (i) applying a notification procedure for resellers, (ii) applying a procedure for operators wishing to be granted a concession for the establishment and operation of transmission facilities and (iii) providing rights-of-way, subject to a procedure of authorization, over the public domain to facilities-based carriers. Pro-competitive regulation is also applicable in the area of numbering.

    The Company intends to register its activities as a provider of Voice Telephony services in Switzerland (in accordance with the notification procedure) and will consider applying for a concession as a facilities-based carrier.

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    Switzerland is not a member of the EU and, accordingly, directives do not apply. Switzerland is, however, a party to the WTO Agreement.

    UNITED KINGDOM

    The Telecommunications Act 1984 (the "U.K. Act") provides a licensing and regulatory framework for telecommunications activities in the United Kingdom. The Secretary of State for Trade and Industry at the Department of Trade and Industry (the "Secretary of Trade") is responsible for granting licenses under the U.K. Act and for overseeing telecommunications policy, while the Director General of Telecommunications (the "Director General") and his office are responsible, among other things, for enforcing the terms of such licenses. The Director General will recommend the grant of a license to operate a telecommunications network to any applicant that the Director General believes has a reasonable business plan, the necessary financial resources and where there are no other overriding considerations against the grant of a license.

    Since 1992, the British Government has permitted competition in the provision of "any to any" international services on certain specified routes over leased lines where all calls originate over the PSTN. From June 1995 to December 1997, the Company's U.K. subsidiary, Viatel U.K. Limited ("Viatel UK"), held an International Simple Resale license in the U.K. (the "ISR License"). The ISR License entitled the Company to resell international message, telephone and private line services. All ISR Licenses were revoked in December 1997 and all holders were required to re-apply to the Secretary of Trade to be registered under the new International Simple Voice Resale Standard License ("ISVR"). Viatel UK has registered under the ISVR which authorizes the provision of international simple voice resale. International simple data resale and voice calls which pass over a PSTN at one end only can, as before, be provided by systems run under a Telecommunications Services Class License.

    In December 1996, the British Government introduced the International Facilities License ("IFL") which authorizes holders to provide international telecommunications services over their own international infrastructure and/or by making use of IRUs in undersea cables. Viatel UK acquired an IFL in April 1997. That IFL did not contain Code Powers. Code Powers can be attached to certain licenses and provide the licensees with the right to go to court to seek a court order that the licensee be permitted to install, keep, maintain, adjust, repair or alter infrastructure on, over or under land. Viatel UK subsequently submitted a request for its IFL to be amended to include Code Powers. An IFL with Code Powers was awarded to Viatel UK in June 1998.

    Implementation of the EU Interconnection Directive in the UK has resulted in Viatel UK becoming subject to the rights and obligations to interconnect required by that Directive. As a result, Viatel UK has the right to request and receive interconnection from all other operators deemed to be entitled to such rights and obligations (as notified by the Director General) and also the obligation to provide interconnect at the request of any such operator. Accordingly, Viatel UK is entitled to obtain interconnection with all significant telecommunications operators in the U.K.

    The UK Government has introduced a Competition Bill ("the Bill") as draft legislation which proposes to grant concurrent powers to the industry specific regulators and the Director General of Fair Trading for the enforcement of prohibitions against anti-competitive behavior modelled on Articles 85 and 86 of the Treaty of Rome. If passed in its current form, the Bill would introduce into UK legislation prohibitions on the abuse of a dominant position and anti-competitive agreements, and would introduce third party rights, stronger investigative powers, interim measures and effective enforcement powers.

    The Bill proposes that the Director General is able, but not required, to exercise concurrent powers with the Director General of Fair Trading in relation to "commercial activities connected with telecommunications". The Bill will enable third parties to bring enforcement actions directly against telecommunications operators who are in breach of the prohibitions contained in the Bill and seek damages rather than

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
have to wait for the Director General to issue an enforcement order. Depending on how the Bill is implemented, it may give the Company (and its competitors) greater ability to challenge anti-competitive behavior in the UK telecommunications market.

    OTHER NEW MARKETS

    The Company's ability to expand in other countries will be affected by the degree to which liberalization has been implemented in that country. If for strategic reasons the Company decides to build out infrastructure in each particular market prior to full liberalization and liberalization is delayed or not fully implemented, the Company could sustain a loss on its infrastructure investment.

    LATIN AMERICA AND THE PACIFIC RIM. Outside of the EU, the Company provides its customers with access to its services through the use of call reorigination. A substantial number of countries have prohibited certain forms of call reorigination. There can be no assurance that certain of the Company's services and transmission methods will not be or will not become prohibited in certain jurisdictions.

    The Company is subject to a different regulatory regime in each country in Latin America in which it conducts business. Local regulations determine issues significant to the Company's business, including whether it can obtain authorization to offer transmission of voice and voice band data directly or through call reorigination. In general, competition is restricted in the region, with the result that the Company's ability to offer such service is limited. Regulations governing enhanced services (such as facsimile and voice mail and data transmission) tend to be more permissive than those covering Voice Telephony.

    ARGENTINA. The telecommunications industry in Argentina was privatized in 1990, but opportunities for competitive entry in basic telephony services remain restricted. The companies created at the time of privatization, Telecom and Telefonica, respectively, were granted exclusive rights until 1997 to the provision of domestic local and long distance fixed telephone service in the northern and southern portions of Argentina, respectively. Telintar, a company owned equally by Telecom and Telefonica, was given exclusive rights until 1997 for the provision of international telephony and data transmission services.

    As permitted under the terms of their concessions, Telecom, Telefonica and Telintar have requested extensions of their exclusive rights until 2000. The President of Argentina has recently announced a new decree extending the carriers' exclusive rights for an additional period ending no later than November 1999. By November 1999, the government will authorize a total of four nationwide providers of local, domestic long distance and international services, including Telefonica, Telecom and two additional consortia each comprised of cooperatives that provide basic service in local areas and entities already licensed to provide mobile telephone or cable television services in Argentina or other telecommunications service providers with installed networks in Argentina. In May 1998, several groups comprised of such entities filed applications. No licensing decisions have yet been made. In the event that all of the applications fulfill the requirements of the decree, the Government may select the two new licensees by auction.

    By November 2000, the market for long distance and international basic voice telephony is to be open to additional competition. At least three existing companies will be directly granted licenses for such services. However, the Government has not yet adopted specific rules for this licensing process, and additional licenses could be awarded through a bidding process for local, long distance and international basic telephony.


    The full implications of this new policy, as well as the timing of its implementation, are uncertain. Implementation of the new policy must await resolution of certain procedural questions currently pending in the Argentine courts. Also, the new decree has been administratively challenged by a PCS bidder. The PCS auction in Buenos Aires has been judicially stayed, and appeals by the government of that action are pending in the courts. In any event, the decree must be complemented with several rules on universal service, tariffs and licensing. The Secretary of Communications has issued a notice of proposed rulemaking on the first two issues. New rules on interconnection have already been adopted.

    In addition to the rights granted to Telecom and Telefonica, other companies have been permitted to enter the Argentine market to provide private networks for non-voice services, mobile services, including cellular and paging, as well as domestic data and value added services. There are no foreign ownership restrictions for telecommunications services in Argentina.

    Value-added services may be competitively provided and are essentially deregulated. Although a license must be obtained, such licenses are routinely granted. Facilities for international value-added services must be obtained from Telintar. Currently, call reorigination is legal in Argentina, although the established carriers have advocated strenuously against it and the government's view has changed from time to time, and the government has recently ordered Telecom and Telefonica to institute significant rate rebalancing measures which are likely to lessen the attractiveness of call reorigination. The Supreme Court recently ruled in favor of rate rebalancing, rejecting several challenges to it.

    The Company has been operating in Argentina since 1991 and has developed a significant customer base. The Company has focused on call reorigination, Internet-initiated international business-to-business service and international calling card services. The Company does not currently hold any licenses in Argentina.

    The Company is in the process of forming its own Argentine subsidiary. Once it is formed, this affiliate will apply for a value-added license which will allow for the provision of value added services domestically and within a limited scope internationally.

    BRAZIL. Brazil is in the process of privatizing its telecommunications sector and opening the sector to competitive entry. A 1995 Constitutional amendment removed the legal monopoly previously enjoyed by Telebras and its affiliates over all public telecommunications services. Privately provided wireless services as well as value-added and private network services also have been permitted to compete with Telebras. Under a pair of new telecom laws enacted in 1996 and 1997, Brazil has further opened the telecom sector. A new regulatory authority, named the Agencia Nacional de Telecomunicacoes ("ANATEL") has recently been constituted and has been publishing regulations after public consultation.

    As a state-owned holding company, Telebras controlled 27 regional operating companies as well as Embratel, the long distance and international carrier. In connection with the privatization of these state enterprises, the wireless and wireline companies owned by Telebras were separated from each of the regional operators and Telebras was divided into twelve holding companies as follows: (i) three holding companies to control the twenty-seven regional operators providing wireline services; (ii) eight holding companies to control the A-band mobile cellular services operations that were separated from the regional operators; and (iii) one holding company to control Embratel. These holding companies were sold through an auction mechanism on July 29, 1998. Immediately after the privatization, a public bidding process was initiated which ultimately will result in the award of licenses to additional companies to compete with the three holding companies providing wireline services and Embratel.

    In addition to reorganizing basic telecommunications services, Brazil has established new classifications of services available for competitive entry. Among the new service classifications is "specialized limited services," which involves the provision of telephone, telegraph, data transmission or other such services to closed user groups of corporations. Specialized limited services are authorized by permit, which may be granted by competitive bid. For the purpose of conducting auctions, proposed specialized service offerings may be deemed to fall within one of three possible groups, according to the complexity of the technology involved, the size of population proposed to be served and the sophistication of the infrastructure involved. The government may limit the number of permits that may be granted for technical or public service reasons. The government also may decide to award a permit for specialized limited service without conducting an auction.

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
    Value-added services are not considered to be telecommunications services and currently can be provided on a completely unregulated basis, without the necessity of obtaining a permit or a concession. However, the service provider must operate through a Brazilian company. Call reorigination is not prohibited in Brazil.

    A foreign ownership limit of 49% is imposed under the 1996 "Minimal Law" for B-Band cellular, satellite and cable TV services. There are presently no foreign ownership limits for limited services, including specialized limited services, or value added services. Under the 1997 "General Telecommunications Law," the President retains the authority to impose foreign ownership limits on other services, but by decree dated May 15, 1998, the President expressly decided not to impose any such limits.

    The Company is currently in the process of incorporating a subsidiary in Brazil. The Company services in Brazil currently include call reorigination and international calling cards and fax store and forward. Once its Brazilian subsidiary is formed, Viatel plans to offer such services as well as to apply for licenses to offer specialized limited services.

    COLOMBIA. Under a new Constitution adopted in 1991, the possibility of private provision of public services was ratified in Colombia. This paved the way for both privatization of the state-owned long distance company, TELECOM, as well as the competitive entry of other entities. Specific plans for the privatization of TELECOM have faltered due to, among other things, labor union resistance. However, the government has mandated that competition be introduced in 1998. Two competitors to TELECOM have been licensed. A federal judicial body with jurisdiction over public contracts has recently issued a writ declaring that the issuance of licenses for any additional competition in long distance services must be authorized by new legislation. The implications of this decision for the Company are not clear.

    In Colombia, there are approximately 35 local operating companies, many municipally owned. TELECOM is the sole long distance and international company currently operating. Under Colombian law, local service has been completely deregulated and may be provided without a concession or license. Other telecommunications services require a concession or other authorization.

    Value-added services are competitive, but must be licensed. There is currently intense competition for value-added services, and the market for data communications is one of the most dynamic segments of the telecommunications sector.

    Although Colombian law requires that all telecommunications services be rendered by Colombian entities, foreign investment is not limited.

    Most of Viatel's customers in Colombia access the Company via toll free numbers. Callback services are illegal in Colombia. Viatel has formed a Colombian subsidiary and has been awarded a value-added services license. Viatel is working on the establishment and operation of a network to utilize the value-added services license.

    VENEZUELA. Pursuant to the Telecommunications Law of 1940, all telecommunications activities in Venezuela are reserved to the government, although concessions or permits for the provision of such services may be granted to third parties. The administration, inspection and monitoring of all communications systems in Venezuela are carried out by the Ministry of Transportation and Communications through the Comision Nacional de Telecommunicaciones ("CONATEL").

    The national telephone company of Venezuela, Compania Anonima Nacional de Telefonos de Venezuela ("CANTV") was privatized in 1991. CANTV's concession grants it a monopoly in the provision of basic telecommunications services until the year 2000. The only exceptions to this exclusivity are recently awarded concessions for the provision of basic services to rural areas not reached by CANTV.

    Other telecommunications services, such as cellular telephony and other mobile radio services, private telecommunications networks, switched data networks and value-added services (including e-mail, Internet, video text, telenext, voicemail and faxmail) are open to competition upon receipt of a concession or permit, as applicable. Call reorigination is officially illegal in Venezuela. The prohibition is supposed to be enforced by CONATEL with the unofficial aid of CANTV through termination of subscriber service, but in practice the prohibition is widely evaded.

    The Company does not have a local affiliate in Venezuela and does not hold any Venezuelan concessions or authorizations. At present, the Company offers only Internet-initiated international business-to-business services and international calling cards in Venezuela. The Company does not believe that these services are encompassed within the prohibition against call reorigination, but it is possible that Venezuelan authorities may consider them to raise similar policy issues to prohibited call reorigination services. If the call reorigination prohibition is deemed to apply, the Company may have to discontinue Internet-initiated services in Venezuela.

    UNITED STATES. The Company's provision of international service to, from and through the United States generally is subject to regulation by the FCC.
Section 214 of the Communications Act requires a company to make application to, and receive authorization from, the FCC to provide such international telecommunications services. In May 1994, the FCC authorized the Company pursuant to Section 214 of the Communications Act to resell public switched telecommunications services of other U.S. carriers (the "Section 214 Switched Authorization"). The Section 214 Switched Authorization requires that services be provided in a manner that is consistent with the laws of countries in which the Company operates. The Company also has a license to resell international private lines for the provision of switched services between the U.S. and the U.K. and between the U.S. and Canada. Additionally, in September 1996 the Company received final approval for another Section 214 authorization from the FCC to provide both facilities-based services and resale services (including both the resale of switched services and the resale of private lines for the provision of switched services) to all permissible international points. Finally, in September 1996 the Company also received final approval for another
Section 214 authorization from the FCC to provide facilities-based service between the United States and the United Kingdom over the CANUS-1 and CANTAT-3 cable systems (the "Section 214 UK Facilities Authorization").

EMPLOYEES

    As of March 31, 1998, the Company had 296 full-time employees, approximately 123 of whom were engaged in sales, marketing and customer service. None of the Company's employees is covered by a collective bargaining agreement. Management believes that the Company's relationship with its employees is good.

PROPERTIES

    The Company currently occupies approximately 14,000 square feet of office space at two sites in New York City, which serve as the Company's principal executive office and an international gateway switching center. The leases have an aggregate annual rental obligation of approximately $357,000 and expire on January 31, 2001 and May 31, 2007, respectively. In July 1998, the Company executed a lease for approximately 33,993 rentable square feet of office space in New York City, which location will serve as the Company's new principal executive office. This lease currently has an annual rental obligation of approximately $1.4 million and expires on April 1, 2009. The Company intends to sublease the space which currently serves as its principal executive office as well as a portion of the space covered by the new New York City lease. In addition, the Company leases approximately 22,000 square feet of office space in Omaha, Nebraska, which serve as the Company's operations center and a switching center. This lease has an annual rental obligation of approximately $120,000 and expires on May 31, 2004. The Company also leases approximately 26,000 square feet of space in Franklin Township, New Jersey, which will serve as an additional international gateway switching center and one of the Company's NOCs. This lease has an annual rental obligation of approximately $508,000 and expires on June 1, 2008.

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
    The Company also leases office space in various cities in Europe where it maintains sales offices with annual rents ranging from $17,000 in Rome to $163,000 in Frankfurt (based on foreign currency exchange rates in effect as of January 31, 1998). The Company's aggregate annual rental obligations for its European offices is approximately $727,000 (based on foreign currency exchange rates in effect as of January 31, 1998).

LEGAL PROCEEDINGS

    The Company is involved from time to time in litigation incidental to the conduct of its business. The Company believes that any potential adverse determination in any pending action will not have a material adverse effect on the Company's business, financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS


    The following table sets forth certain information with respect to the directors and executive officers of the Company as of August 7, 1998.


NAME                                                       AGE                            POSITION
-----------------------------------------------------      ---      -----------------------------------------------------
Michael J. Mahoney(1)(2).............................          39   President, Chief Executive Officer and Director
Allan L. Shaw(3).....................................          34   Senior Vice President, Finance; Chief Financial
                                                                      Officer; and Director
Lawrence G. Malone...................................          46   Senior Vice President, Global Sales and Marketing
Sheldon M. Goldman...................................          38   Senior Vice President, Business Affairs; General
                                                                      Counsel and Secretary
Francis J. Mount.....................................          56   Senior Vice President, Engineering and Network
                                                                      Operations and Director
Paul G. Pizzani(1)(2)(3).............................          38   Director
John G. Graham.......................................          60   Director

------------------------

(1) Member of the Directors Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

    MICHAEL J. MAHONEY. Mr. Mahoney has served as Chief Executive Officer of the Company since September 1997, as President of the Company since September 1996 and as a director of the Company since 1995. Mr. Mahoney was also Chief Operating Officer of the Company from September 1996 to September 1997, Executive Vice President, Operations and Technology of the Company from July 1994 to September 1996 and Managing Director, Intercontinental of the Company from January 1996 to September 1996. From August 1990 to June 1994, Mr. Mahoney was employed by SITEL Corporation, a teleservices company, most recently as President, Information Services Group. From August 1987 to August 1990, Mr. Mahoney was employed by URIX Corporation, a manufacturer of telecommunications hardware and software, in a variety of sales and marketing positions.

    ALLAN L. SHAW. Mr. Shaw has served as Senior Vice President, Finance since December 1997 and has served as Chief Financial Officer of the Company since January 1996. Mr. Shaw has served as a director of the Company since June 1996. Mr. Shaw was Vice President, Finance of the Company from January 1996 to December 1997 and Treasurer of the Company from September 1996 to April 1998. Prior to becoming the Company's Vice President, Finance and Chief Financial Officer, Mr. Shaw served as Corporate Controller of the Company from November 1994 to December 1995. From August 1987 to November 1994, Mr. Shaw was employed by Deloitte & Touche LLP, most recently as a Manager. Mr. Shaw is a Certified Public Accountant and a member of the American Institute, United Kingdom Society and New York State Society of Certified Public Accountants.

    LAWRENCE G. MALONE. Mr. Malone has served as Senior Vice President, Global Sales and Marketing of the Company since May 1997. Mr. Malone served as Vice President and Managing Director, Intercontinental of the Company from September 1996 to May 1997 and served as Vice President of Sales for Carriers/Wholesale of the Company from January 1995 to September 1996. From December 1993 to December 1994, Mr. Malone was employed by Frame Relay Technologies, a communications equipment manufacturer, as Director of Sales. From December 1987 to November 1993, Mr. Malone was employed by Republic Telcom Systems, a voice/data networking company, where he most recently served as Vice President of Sales and Marketing.

    SHELDON M. GOLDMAN. Mr. Goldman has served as Senior Vice President, Business Affairs and General Counsel of the Company since December 1997. Prior to becoming Senior Vice President, Business Affairs

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
and General Counsel, Mr. Goldman served as Vice President, Business and Legal Affairs of the Company from December 1996 to December 1997 and served as United States General Counsel of the Company from April 1996 to December 1996. From January 1987 to March 1996, Mr. Goldman was associated with the law firm of Wien, Malkin & Bettex. Since March 1996, Mr. Goldman has been Of Counsel to the law firm of Brief Kesselman Knapp & Schulman, LLP.

    FRANCIS J. MOUNT. Mr. Mount has served as Senior Vice President, Engineering and Network Operations of the Company since December 1997 and as a Director of the Company since June 1998. Prior to joining the Company, Mr. Mount was Senior Vice President, Business Initiatives of Primus Telecommunications Group from October 1997 to December 1997, responsible for Internet telephony, European operations and network quality. From June 1996 to October 1997, Mr. Mount was Executive Vice President and Chief Operating Officer of Telepassport, Inc. and was Vice President and Chief Operating Officer of Telepassport, Inc. from January 1996 to June 1997. From 1990 to January 1996, Mr. Mount was employed by MCI, most recently as Director, Global Technical Services, responsible for international development, alliance management and all technical operations and services outside the United States, including the construction and maintenance of large networks such as Hyperstream, "Concert" and private networks for large accounts such as J.P. Morgan, Proctor and Gamble and I.B.M. From March 1967 to December 1989, Mr. Mount was employed by AT&T in various positions.


    PAUL G. PIZZANI. Mr. Pizzani has served as a director of the Company since April 1996. Mr. Pizzani is currently a Managing Director of Wasserstein Perella Emerging Markets L.P. where he has been employed since November 1997. Prior to November 1997, Mr. Pizzani was associated with COMSAT Corporation and its subsidiaries in various capacities from November 1985 to October 1997, most recently as Treasurer.


    JOHN G. GRAHAM. Mr. Graham has served as a director of the Company since June 1998. Mr. Graham is currently the Senior Vice President and Chief Financial Officer of GPU, Inc., a domestic and international electric utility and independent power generation company. Mr Graham has been employed by GPU since 1976 and has held his current position since 1987. From 1970 to 1976, Mr. Graham was a Partner in the law firm of Ruprecht and Graham, Newark, New Jersey. From 1993 to 1997, Mr. Graham served as a Director and Chairman of the Audit Committee of Edisto Resources, Inc., which was engaged in the exploration, production and marketing of natural gas and oil.

SENIOR MANAGEMENT

    FRED HUGHES. Mr. Hughes has served as Vice President, Engineering of the Company since December 1997. From July 1994 to December 1997, Mr. Hughes was Vice President, Operations-Europe of the Company. From August 1993 to July 1994, Mr. Hughes served as Director of Telephony of the Company. From January 1991 to August 1993, Mr. Hughes was President of Communications Services Group, a Connecticut-based voice and data communications consulting company. From August 1988 to January 1991, Mr. Hughes was Director of Engineering at Millicom Telecommunications Services, Inc.

    PAUL K. HEUN. Mr. Heun has been Vice President, Operations of the Company since January 1998. Prior to joining the Company, Mr. Heun was Vice President, Network Services of Primus Telecommunications Group from October 1997 to January 1998. From April 1996 to October 1997, Mr. Heun was Vice President, Network Services of Telepassport, Inc. From January 1995 to April 1996, Mr. Heun was employed by AT&T as Manager, Customer Connectivity. From April 1989 to January 1995, Mr. Heun was employed by MCI, most recently as Senior Manager, Network Operations.

    WAYNE MYERS. Mr. Myers has been General Manager, European Sales of the Company since July 1997. From February 1996 to June 1997, Mr. Myers was Channel Sales Director of PSI Net. From November 1994 to February 1996, Mr. Myers was a Sales Director for LDDS/WorldCom. From June 1993 to November 1994, Mr. Myers was President of the Gold Club, a direct mail Company. From February 1988 to June 1993, Mr. Myers was employed by Cable & Wireless Communications, Inc. in various capacities most recent as a National Account Director.

    JAN S. PIAZZA. Ms. Piazza has served as the Company's General Manager, Carrier Sales since January 1998. Prior to joining the Company, Ms. Piazza was a Vice President of Primus Telecommunications Group from October 1997 to December 1997. From September 1995 to October 1997, Ms. Piazza was a Vice President, Sales and Marketing of Telepassport, Inc. From 1987 to August 1995, Ms. Piazza served in various positions at a predecessor of WorldCom, most recently as Vice President of Product Development and Carrier Sales. From 1983 until 1987, Ms. Piazza was Director of Sales Administration and Customer Service for Argo Communications.

    ELLEN S. RUDIN. Ms. Rudin has served as Assistant General Counsel of the Company since October 1997 and an Assistant Secretary since September 1997. Prior to becoming Assistant General Counsel, Ms. Rudin served as Counsel of the Company from March 1997 to October 1997 and as a staff attorney for the Company from August 1996 to March 1997. From September 1987 to August 1996, Ms. Rudin was associated with the law firm of Wien, Malkin & Bettex.

    CHARLES T. FIELD. Mr. Field has served as Treasurer of the Company since April 1998. Prior to joining the Company, Mr. Field was employed by Horsehead Industries, Inc., a diversified manufacturing company, from August 1995 to April 1998. From October 1987 to August 1995, Mr. Field was employed by Deloitte & Touche LLP, Independent Certified Public Accountants, most recently as Manager. Mr. Field is a Certified Public Accountant and a member of the American Institute, United Kingdom Society and Illinois Society of Certified Public Accountants.

    GEORGE A. PIERACCINI. Mr. Pieraccini has served as the Company's Controller since January 1996. Mr. Pieraccini served as Assistant Controller of the Company from November 1994 to December 1995. From October 1991 to November 1994, Mr. Pieraccini was employed by Edward Isaacs & Company LLP, Independent Certified Public Accountants, most recently as an Audit Senior. Mr. Pieraccini is a Certified Public Accountant and a member of the American Institute and the New York State Society of Certified Public Accountants.

    ALFREDO CANDAL. Mr. Candal has served as the Company's Regional Manager for Latin America since January 1996 and as the Company's Latin American Business Development Manager from May 1995 to December 1995. Prior to such date, Mr. Candal served as the Company's Acting Country Manager for Italy from December 1994 to May 1995 and as the Company's Latin American specialist from October 1993 to December 1994.

    CATHERINE W. MACK. Ms. Mack has served as the Company's Director, Human Resources and Administration since January 1995. Prior to joining the Company, Ms. Mack served as Manager, Global Compensation and Benefits Administration with Avon Products, Inc. from February 1993 to November 1994. From July 1990 to February 1993, Ms. Mack served in various human resources positions with Holiday Inn Worldwide and from March 1987 to July 1990 was Manager, Corporate Personnel for RJR Nabisco, Inc.

    STEPHEN GRIST. Mr. Grist has served as European Finance Director of the Company since February 1998. Prior to joining the Company, Mr. Grist was employed by Mincom Pty Ltd., a privately held Australian software and consulting company, from October 1994 to February 1998, most recently as U.K./ Europe Financial Controller. From January 1989 to July 1994, Mr. Grist was employed by Coopers & Lybrand, Independent Certified Public Accountants, most recently as a Senior Audit Manager. Mr. Grist has been a member of the Institute of Chartered Accountants in England and Wales.

    DEREK FOXWELL. Mr. Foxwell has served as Director of Infrastructure Programs since May 1998. From December 1997 to May 1998, Mr. Foxwell served as a consultant to the Company providing advice to the Company in connection with the development of the Circe Network. Prior to joining the Company as a consultant, Mr. Foxwell was a consultant to Nynex Network Service (Flag Ltd.) where he chaired the Flag Assignment, Routing & Restoration Subcommittee and Sprint International (PTAT) and acted as the operations and maintenance manager for PTAT systems. From 1972 to 1991, Mr. Foxwell was employed by British Telecom, most recently as Transmission Engineering Planning Manager, International Cable

Network; International and National Elements. Mr. Foxwell is a chartered engineer with more than 25 years of experience in international telecommunications networks.

    LOUISE LANCASTER. Ms. Lancaster has served as Director of European Regulatory Affairs of the Company since June 1998. Prior to joining the Company, Ms. Lancaster was employed by ACC Telecom from January 1995 to June 1998, most recently as Director of Legal and Regulatory Affairs, Europe. From 1991 to 1994, Ms. Lancaster was employed by Turner Kenneth Brown, solicitors, as a trainee solicitor.


    GLENN K. DAVIDSON. Mr. Davidson has served as the Company's Vice President, Corporate Communications since August 1998. Prior to joining the Company, Mr. Davidson was employed by the Computer & Communications Industry Association as Executive Vice President, Chief Operating Officer and Corporate Secretary from September 1995 to July 1998. From November 1994 to September 1995, Mr. Davidson was an independent consultant. From May 1994 to November 1994, Mr. Davidson was the Campaign Manager for Douglas Wilder's bid for election to the United States Senate. From August 1991 to January 1994, Mr. Davidson was employed by the Office of Governor, Commonwealth of Virginia, most recently as Chief of Staff. From January 1990 to August 1991, Mr. Davidson was the Director of the Virginia Liaison Office, Commonwealth of Virginia. From 1985 to 1990, Mr. Davidson was employed by Computer & Communications Industry Association in various capacities, most recently as Vice President and Chief of Staff.



    LOIS F. BROWN. Ms. Brown has served as the Company's Director, Investor Relations since July 1998. Prior to joining the Company, Ms. Brown was President of Prism Group LLC, a management consulting firm which she founded, from April 1995 to July 1998. From September 1993 to March 1995, Ms. Brown was employed by Ruder Finn as a Vice President and Group Director. From June 1990 to September 1993, Ms. Brown was President of Prism Group, Inc., the predecessor company to Prism Group LLC. From February 1979 to June 1990, Ms. Brown was employed by the chemical division of Mobil Corp. as a Financial Coordinator.


    The number of directors, constituting a full board is currently seven. The Board currently has two vacancies. The Board consists of three classes: Class A, Class B and Class C. One of the three classes, comprising one-third of the directors, is elected each year to succeed the directors whose terms are expiring. Directors hold office until the annual meeting for the year in which their terms expire and until their successors are elected and qualified unless, prior to that date, they have resigned, retired or otherwise left office.


    The Board of Directors has established three committees, a Compensation Committee, an Audit Committee and a Directors Committee (established in May
1997). During 1997, the members of the Compensation Committee were Messrs. Mahoney, Peet and Pizzani, the members of the Audit Committee were Messrs. Peet, Pizzani and Shaw and the members of the Directors Committee were Messrs. Varsavsky, Mahoney, Peet and Pizzani. The Compensation Committee reviews general policy matters relating to compensation and benefits of employees and officers of the Company and administers the Stock Incentive Plan. The Audit Committee recommends to the Board the firm of independent public accountants to audit the Company's financial statements, reviews with management and the independent accountants the Company's operating results, considers the adequacy of the internal controls and audit procedures of the Company and reviews the nonaudit services to be performed by the independent accountants. The Directors Committee searches for and interviews prospective directors, makes recommendations to the Board regarding the size of the Board and candidates to fill vacancies on the Board, including vacancies created by reason of an increase in the size of the Board and nominates candidates for election to the Board.


    Effective June 1998, the Company increased the annual fee paid to non-employee directors from $12,000 to $30,000 (paid $15,000 in cash, in quarterly installments, and $15,000 in restricted shares of Common Stock), increased from $1,000 to $1,200 the meeting fee paid to directors for every board meeting attended and each committee meeting attended and held separately and increased from $500 to $600 the fee paid to directors for each board meeting or committee meeting participated in by telephone. All directors continue to be reimbursed for out-of-pocket expenses incurred in attending Board and committee meetings. Directors who are also employees of the Company are not separately compensated for serving on the Board of Directors. See "-- Stock Incentive Plan."

SUMMARY COMPENSATION TABLE

    The following table sets forth information concerning compensation for services in all capacities awarded to, earned by or paid to, any person acting as the Company's Chief Executive Officer during 1997, regardless of the amount of compensation paid, and the other most highly compensated executive officers of the Company during 1997 whose aggregate cash and cash equivalent compensation exceeded $100,000 (collectively, the "Named Executives").

                                                      ANNUAL COMPENSATION
                                             -------------------------------------    LONG TERM COMPENSATION
                                                                         OTHER      --------------------------
                                                                        ANNUAL       RESTRICTED    SECURITIES        ALL
                                                                     COMPENSATION       STOCK      UNDERLYING       OTHER
NAME AND PRINCIPAL POSITION         YEAR     SALARY($)    BONUS($)      ($)(1)        AWARDS($)    OPTIONS(#)   COMPENSATION
--------------------------------  ---------  ----------  ----------  -------------  -------------  -----------  -------------
Michael J. Mahoney(2),..........  1997 1996  $  212,500  $  125,000   --  102,825   --  299,997(3)         --    $   9,500(4)
  President and Chief Executive        1995     166,458     183,129   $    52,715   $                 253,333             --
  Officer                                       123,000     117,607                            --      23,333             --

Allan L. Shaw(5),...............  1997 1996     140,000      60,000            --              --      60,666        8,400(4)
  Senior Vice President,                        108,333     115,000            --              --      43,333        --
  Finance;
  Chief Financial
  Officer and Treasurer

Lawrence G. Malone(5)...........  1997 1996     141,750      35,588            --              --      73,533        8,505(4)
  Senior Vice President Global                   98,333      88,147            --              --      33,333        --
  Sales and Marketing

Sheldon M. Goldman(6)...........  1997 1996     143,750      60,000            --              --      40,200        9,000(4)
  Senior Vice President,                         86,354     100,000            --              --      20,000        --
  Business Affairs and General
  Counsel

Martin Varsavsky(2).............  1997 1996     271,875          --  73,482 76,476             --          --             --
  Chairman and                         1995     350,000     200,000        99,813              --          --             --
  Chief Executive Officer                       329,673     100,000                            --          --             --

------------------------

(1) The amount reflected for Mr. Mahoney (i) for 1996, includes $32,416 of tax equalization payments, $28,227 of relocation expense reimbursement associated with Mr. Mahoney's repatriation from London to New York and $9,263 of tax gross ups and (ii) for 1995, includes $23,834 of housing allowance expense. The amount reflected for Mr. Varsavsky (i) for 1997, includes $43,279 of housing allowance expense, $16,395 for housing related expenses and $9,069 of tuition reimbursement for his children's schooling,
    (ii) for 1996, includes $67,375 of housing allowance expense and $8,180 of tuition reimbursement for his children's schooling and (iii) for 1995, includes $35,880 of housing allowance expense and $47,500 of relocation expense reimbursement.

(2) Mr. Mahoney was appointed as Chief Executive Officer in September 1997 following Mr. Varsavsky's resignation.

(3) Calculated based on a value of $9.00 per share, the fair market value of the Common Stock on December 31, 1996.

(4) Represents matching contributions under the Company's 401(k) plan.

(5) The executive was not an executive officer of the Company during 1995.

(6) Mr. Goldman began his employment with the Company in March 1996.

STOCK OPTION GRANTS

    The following table sets forth information regarding grants of options to purchase Common Stock made by the Company during the fiscal year ended December 31, 1997 to each of the Named Executives. No stock appreciation rights ("SARs") were granted during 1997.

                             OPTION GRANTS IN 1997

                                                                                               POTENTIAL REALIZABLE
                                                        INDIVIDUAL GRANTS                             VALUE
                                      ------------------------------------------------------    AT ASSUMED ANNUAL
                                       NUMBER OF    PERCENT OF                                 RATES OF STOCK PRICE
                                      SECURITIES   TOTAL OPTIONS                                 APPRECIATION FOR
                                      UNDERLYING    GRANTED TO      EXERCISE                     OPTION TERM (3)
                                        OPTIONS    EMPLOYEES IN       PRICE      EXPIRATION   ----------------------
NAME                                  GRANTED (#)    1997 (1)     ($/SHARE)(2)      DATE         (5%)       (10%)
------------------------------------  -----------  -------------  -------------  -----------  ----------  ----------

Michael J. Mahoney..................      --            --             --            --           --          --

Allan L. Shaw.......................    60,666(4)(5)        14.2%   $    9.00      01/01/07   $  343,373  $  870,174

Lawrence G. Malone..................    40,200(4)(5)         9.4         9.00      01/01/07      227,534     576,616
                                        33,333(4)(6)         7.8         6.50      05/27/07      136,259     345,307

Sheldon M. Goldman..................    40,200(4)(5)         9.4         9.00      01/01/07      227,534     576,616

Martin Varsavsky....................      --            --             --            --           --          --

------------------------

(1) The Company granted options to purchase a total of 428,194 shares of Common Stock during 1997.

(2) The exercise price was equal to the fair market value of the shares of Common Stock underlying the options on the grant date.

(3) Amounts reported in these columns represent amounts that may be realized upon exercise of options immediately prior to the expiration of their term assuming the specified compounded rates of appreciation (5% and 10%) on the Common Stock over the term of the options. These assumptions are based on rules promulgated by the Commission and do not reflect the Company's estimate of future stock price appreciation. Actual gains, if any, on the stock option exercises and Common Stock holdings are dependent on the timing of such exercise and the future performance of the Common Stock. There can be no assurance that the rates of appreciation assumed in this table can be achieved or that the amounts reflected will be received by the option holder.

(4) In the event of a Corporate Transaction (as defined) involving the Company, all unvested options become fully vested. See "-- Stock Incentive Plan." The options granted to Messrs. Shaw and Goldman also vest upon a Change of Control (as defined). See "-- Employment Agreements."

(5) Options vested and became exercisable as to 33.34% on January 1, 1998 and will vest and become exercisable as to an additional 33.33% on each anniversary thereafter.

(6) Options vested and became exercisable as to 33.34% on May 27, 1998 and will vest and become exercisable as to an additional 33.33% on each anniversary thereafter.

    Effective January 1, 1998, the Company granted stock options to executive officers as follows: Michael J. Mahoney, 90,000 options at an exercise price of $5.00 per share and 90,000 options at an exercise price of $5.50 per share; Allan L. Shaw, 60,000 options at an exercise price of $5.00 per share and 60,000 options at an exercise price of $5.50 per share; Lawrence G. Malone, 27,000 options at an exercise price of $5.00 per share and 60,000 options at an exercise price of $5.50 per share; Sheldon M. Goldman, 60,000 options at an exercise price of $5.00 per share and 60,000 options at an exercise price of $5.50 per share; and Francis J. Mount, 40,000 options at an exercise price of $5.00 per share and 60,000 options at an exercise price of $5.50 per share.

    The Company's Compensation Committee has determined that it would be in the best interest of the Company and its stockholders to increase the number of shares available for grant under the Stock Incentive Plan in order to enable the Company to grant additional stock options to the Company's executive officers. If the proposed increase is approved by the Company's stockholders at the 1998 Annual Meeting, the Compensation Committee intends to grant to its executive officers additional stock options equal to approximately 12% of the currently outstanding Common Stock.

YEAR-END OPTION VALUES

    The following table sets forth information regarding the number and year end value of unexercised options held at December 31, 1997 by each of the Named Executives. No SARs were exercised by the Named Executives during fiscal 1997.

                       FISCAL 1997 YEAR-END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED
                                                               NUMBER OF SECURITIES          "IN-THE-MONEY"
                                                              UNDERLYING UNEXERCISED       OPTIONS AT FISCAL
                                                                 OPTIONS AT FISCAL            YEAR-END ($)
                                                                   YEAR-END (#)        EXERCISABLE/UNEXERCISABLE
NAME                                                          EXERCISABLE/UNEXERCISABLE            (1)
------------------------------------------------------------  -----------------------  --------------------------

Michael J. Mahoney..........................................      181,980/118,019            $ 29,400/$0

Allan L. Shaw...............................................       62,443/54,889                  0/0

Lawrence G. Malone..........................................       45,622/71,244                  0/0

Sheldon M. Goldman..........................................       26,734/33,466                  0/0

Martin Varsavsky............................................            0/0                       0/0

------------------------

(1) Options are "in-the-money" if the fair market value of the underlying securities exceeds the exercise price of the options. The amounts set forth represent the difference between $5.00 per share, the fair market value of the Common Stock issuable upon exercise of options at December 31, 1997 and the exercise price of the option, multiplied by the applicable number of options.

EMPLOYMENT AGREEMENTS


    The Company has executed employment agreements with Messrs. Mahoney, Shaw and Goldman, pursuant to which Mr. Mahoney serves as President and Chief Executive Officer of the Company, Mr. Shaw serves as Senior Vice President, Chief Financial Officer and Treasurer of the Company and Mr. Goldman serves as Senior Vice President, Business Affairs and General Counsel for the Company (collectively, the "Employment Agreements"). The term of the Mahoney Employment Agreement extends for a period of three years and the term of the Shaw and Goldman Employment Agreements extend for a period of two years, in each case unless earlier terminated in accordance with the terms thereof. Pursuant to the respective Employment Agreement, Mr. Mahoney is entitled to receive an annual base salary of $300,000 (subject to inflationary adjustments), Mr. Shaw is entitled to receive an annual base salary of $175,000 and Mr. Goldman is entitled to receive an annual base salary of $185,000, subject, in each case, to increases approved from time to time by the Board. In addition, Mr. Mahoney's Employment Agreement provides for an annual cash bonus payment equal to 70% of his base salary multiplied by a bonus multiple ranging from 0.6 to 2.0 determined based upon a comparison of actual versus projected EBITDA and revenue figures and each of Messrs. Shaw's and Goldman's Employment Agreement provides for an annual cash bonus payment equal to 50% of their base salary multiplied by a bonus multiple ranging from 0.6 to 2.0 determined based upon a comparison of actual versus projected EBITDA and revenue figures. Each of the Employment Agreements also provides that the executive will be entitled to receive annual grants of stock options or restricted stock in amounts to be determined by the Board of Directors in its sole and absolute discretion and provides that following a Change of Control (as defined therein), the Company will be obligated to pay the executive an amount equal to the Severance Amount (as defined therein) if the executive chooses to terminate his employment and include a non-competition covenant. Each of the Employment Agreements also contains a prohibition on the solicitation of Company employees.

    For purposes of the Employment Agreements, "Change of Control" is defined to mean such time as (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act), becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 of the Exchange Act) of more than 50% of the total voting power of the then outstanding voting stock of the Company on a fully diluted basis or (ii) individuals who at the beginning of any period of two consecutive calendar years constituted the Board (together with any new directors whose election by the Board or whose nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board then still in office who either were members of the Board at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board then in office.

STOCK INCENTIVE PLAN

    The Company has adopted the Amended Stock Incentive Plan (the "Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to employees, directors and consultants of the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees, including employee-directors. The Stock Incentive Plan also provides for the grant of SARs and shares of restricted Common Stock to the Company's employees, directors and consultants.

    The Stock Incentive Plan currently provides for the issuance of up to a maximum of 2,566,666 shares of Common Stock and is administered by the Compensation Committee of the Board. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Code) unless the exercise price is at least 110.0% of the fair market value of the Common Stock and the term of the option may not exceed five years from the date of grant. Each option granted pursuant to the Stock Incentive Plan is evidenced by a written agreement executed by the Company and the grantee, which contains the terms, provisions and conditions of the grant. Stock options may not be assigned or transferred during the lifetime of the holder except as may be required by law or pursuant to a qualified domestic relations order. Common Stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

    For options to qualify as ISOs, the aggregate fair market value, determined on the date of grant, of the shares with respect to which the ISOs are exercisable for the first time by the grantee during any calendar year may not exceed $100,000. Payment by option holders upon exercise of an option may be made in cash or, with the consent of the Compensation Committee, in whole or in part, (i) with shares of Common Stock owned by the participants, (ii) by irrevocable direction to an approved securities broker to sell shares and deliver all or a portion of the proceeds to the Company, (iii) by delivery of a promissory note with such provisions as the Compensation Committee determines appropriate or (iv) in any combination of the foregoing. In addition, the Compensation Committee, in its sole discretion, may authorize the surrender by an optionee of all or part of an unexercised stock option and authorize a payment in consideration thereof of an amount equal to the difference between the aggregate fair market value of the shares of Common Stock subject to such stock option and the aggregate option price per share of such Common Stock. In the Compensation Committees' discretion, such payment may be made in cash, shares of Common Stock with a fair market value on the date of surrender equal to the payment amount or some combination thereof.

    The Stock Incentive Plan provides that outstanding options, restricted shares of Common Stock or SARs vest in their entirety and become exercisable, or with respect to restricted Common Stock, are released from restrictions on transfer and repurchase rights, in the event of a "Corporate Transaction." For purposes of the Stock Incentive Plan, a Corporate Transaction includes any of the following stockholder-approved transactions to which the Company is a party:
(i) a merger or consolidation in which the

Company is not the surviving entity, other than a transaction the principal purpose of which is to change the state of the Company's incorporation, or a transaction in which the Company's stockholders immediately prior to such merger or consolidation hold (by virtue of securities received in exchange for their shares in the Company) securities of the surviving entity representing more than 50.0% of the total voting power of such entity immediately after such transaction; (ii) the sale, transfer or other disposition of all or substantially all of the assets of the Company unless the Company's stockholders immediately prior to such sale, transfer or other disposition hold (by virtue of securities received in exchange for their shares in the Company) securities of the purchaser or other transferee representing more than 50.0% of the total voting power of such entity immediately after such transaction; or (iii) any reverse merger in which the Company is the surviving entity but in which the Company's stockholders immediately prior to such merger do not hold (by virtue of their shares in the Company held immediately prior to such transaction) securities of the Company representing more than 50.0% of the total voting power of the Company immediately after such transaction.

    The Company has filed with the Commission a Registration Statement on Form S-8 covering the shares of Common Stock underlying options granted under the Stock Incentive Plan.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During 1997, the members of the Compensation Committee were Messrs. Peet, Pizzani and Mahoney. Mr. Mahoney is the Company's President and Chief Executive Officer. None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing functions similar to the Compensation Committee. No interlocking relationships exist between the Company's Board of Directors or its Compensation Committee and the board of directors or compensation committee of any other company.

    SHAREHOLDERS AGREEMENTS. S-C V-Tel and Martin Varsavsky are parties to a shareholders' agreement (the "S-C V-Tel Shareholders Agreement") which provides that, in certain instances, if Mr. Varsavsky and Juan Manuel Aisemberg propose to sell 20.0% or more of the aggregate number of shares of Common Stock beneficially owned by them to any person or "group" (within the meaning of Section 13(d) or 14(d)(2) of the Exchange Act), they shall cause S-C V-Tel, COMSAT and certain other stockholders to have the right to sell its shares of Common Stock in such a transaction on a pro rata basis with Messrs. Varsavsky and Aisemberg, for the same consideration per share and on the same terms as Mr. Varsavsky.

    On April 5, 1994, Messrs. Varsavsky and Aisemberg and COMSAT entered into a shareholders' agreement (as subsequently amended, the "COMSAT Shareholders Agreement"). Pursuant to the terms of the COMSAT Shareholders Agreement, so long as COMSAT beneficially owns at least 10.0% (subject to certain adjustments) of the issued and outstanding shares of Common Stock on a fully diluted basis, COMSAT is entitled to representation on the Company's Board of Directors in proportion to its percentage ownership of Common Stock, subject to a minimum of one seat, and to designate one member of an Executive Committee of the Board of Directors, if any such committee is established. COMSAT currently holds less than 10.0% of the outstanding Common Stock.

    VOTING AGREEMENT. S-C V-Tel and COMSAT are parties to a voting agreement (the "Voting Agreement"), pursuant to which, at all times that either S-C V-Tel or COMSAT is entitled to nominate directors to the Board, the other party is required to vote its respective shares of Common Stock in favor of the first party's nominees. The Voting Agreement remains in effect until the earlier of the dissolution of the Company or the date on which either S-C V-Tel or COMSAT no longer owns any shares of Common Stock. See "Certain Transactions -- S-C V-Tel Investments, L.P.," and "-- COMSAT Investments, Inc." for a description of the registration rights held by each of S-C V-Tel and COMSAT.

                              CERTAIN TRANSACTIONS

S-C V-TEL INVESTMENTS, L.P.


    Pursuant to the terms of a stock purchase agreement, dated September 30, 1993 (as subsequently amended, the "S-C V-Tel Stock Purchase Agreement"), S-C V-Tel purchased 1,695,532 shares of Common Stock on October 1, 1993 and 2,739 shares of Common Stock on December 15, 1993 for an aggregate purchase price of $5.0 million (the "S-C V-Tel Shares"). The S-C V-Tel Stock Purchase Agreement provides that, among other things, after April 16, 1997, S-C V-Tel has the right to demand registration under the Securities Act of the S-C V-Tel Shares. Such demand right must be exercised for at least 30.0%, and no more than 70.0% of the S-C V-Tel Shares then owned by S-C V-Tel. No earlier than six months after the effective date of its first demand registration, S-C V-Tel may request a second demand registration for any remaining S-C V-Tel Shares. The expenses of such demand registrations, excluding any underwriter's commissions and discounts relating to the sale of the S-C V-Tel Shares, will be paid by the Company. In addition, if the Company proposes to register any of its securities under the Securities Act, S-C V-Tel has the right, on up to four occasions, to include in such registration a maximum of 33 1/3% of the S-C V-Tel Shares it then owns. The expenses of any such "piggy-back" registration, excluding any underwriter's commissions and discounts relating to the sale of the S-C V-Tel Shares and the fees and disbursements of S-C V-Tel's legal counsel, will be paid by the Company. S-C V-Tel is entitled to sell or transfer any of the S-C V-Tel Shares, without the consent of the Company, provided that the transferee is not in competition with, or does not otherwise have interests adverse to, the Company. See "Management -- Compensation Committee Interlocks and Insider Participation -- Shareholders Agreements" for a description of certain tag-along rights of S-C V-Tel.


COMSAT INVESTMENTS, INC.

    Pursuant to the terms of a stock purchase agreement, dated April 5, 1994 (as subsequently amended, the "COMSAT Purchase Agreement"), COMSAT purchased 2,140,539 shares of Common Stock for a purchase price of $8.0 million (the "COMSAT Shares"). Pursuant to the terms of the COMSAT Purchase Agreement, COMSAT has been granted the same demand and piggyback registration rights as S-C V-Tel. The COMSAT Purchase Agreement further provides that COMSAT may not transfer any COMSAT Shares to any transferee without first offering such shares to the Company if, following such transfer, such transferee would own 20.0% or more of the then outstanding shares of Common Stock. In addition, COMSAT has agreed that it will not acquire more than 30.0% of the shares of Common Stock outstanding at any time except in certain circumstances relating to changes in the percentage of the outstanding Common Stock owned by Mr. Varsavsky. Prior to the sale of all or substantially all of the assets of the Company or the consolidation or merger of the Company with any person in which the Company is not the surviving entity, COMSAT has certain rights to invest in any joint venture proposed by the Company. See "Management -- Compensation Committee Interlocks and Insider Participation -- Shareholders Agreements" for a description of certain rights held by COMSAT.

VARSAVSKY/JAZZTEL


    On June 3, 1998, the Company entered into a Mutual Cooperation Agreement with Martin Varsavsky and JazzTel which provides for (i) the joint construction of a submarine cable system between Spain and the United Kingdom, (ii) the purchase by the Company of U.S. $6.0 million of JazzTel common stock, (iii) the purchase of international switched minutes by JazzTel and the Company from the other party and the Company's agreement to transit at least 1/3 of its Spain domestic switched minute traffic over JazzTel's network assuming the prices charged by JazzTel are competitive, (iv) the sale by each of JazzTel and the Company to the other of indefeasible rights of use for fixed prices, (v) certain lockup arrangements regarding shares of Common Stock owned by Mr. Varsavsky and certain registration obligations and rights with respect to such shares, (vi) mutual releases and (vii) liquidated damages in the event that Mr. Varsavsky violates certain provisions of the agreement. The Company's obligations to invest in JazzTel and its obligations to jointly construct the proposed submarine cable system are conditioned upon, among other things, JazzTel raising, through the capital markets, certain specified dollar amounts.

                             PRINCIPAL STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Common Stock, as of August 7, 1998, by (i) each person known to the Company to own beneficially more than 5% of the Company's outstanding shares of Common Stock, (ii) each director of the Company, (iii) each of the Named Executives, and (iv) all executive officers and directors of the Company, as a group. All information with respect to beneficial ownership has been furnished to the Company by the respective stockholders of the Company.



                                                                                       AMOUNT AND NATURE    PERCENTAGE
                                                                                         OF BENEFICIAL          OF
NAME AND ADDRESS                                                                         OWNERSHIP (1)         CLASS
-------------------------------------------------------------------------------------  ------------------  -------------

Martin Varsavsky
  Parque Empresarial Edificio 2,
  c/o Beatriz De Bobadilla
  14,5 Ofic. B
  Madrid, Spain......................................................................        5,449,666            23.5%

Capital Guardian Trust Company
  333 South Hope Street
  Los Angeles, CA 90071(2)...........................................................        2,882,700            12.4

COMSAT International, Inc.
  6560 Rock Spring Drive
  Bethesda, MD 20817(3)..............................................................        2,140,539             9.2

S-C V-Tel Investments, L.P.
  888 Seventh Avenue
  New York, NY 10106(3)..............................................................        1,698,272             7.3

FMR Corp.
  82 Devonshire Street
  Boston, MA 02109...................................................................        1,644,200             7.1

Morgan Stanley, Dean Witter, Discover & Co.
  1585 Broadway
  New York, New York 10036...........................................................        1,244,246             5.4

Michael J. Mahoney(4)................................................................          230,313             1.0

Allan L. Shaw(4).....................................................................           67,443               *

Lawrence G. Malone(4)................................................................           56,733               *

Sheldon M. Goldman(4)(5).............................................................           34,733               *

Paul G. Pizzani......................................................................          --                    *

Francis J. Mount.....................................................................          --                    *

John G. Graham.......................................................................            1,000               *

All directors and executive
  officers as a group (7 persons)(6).................................................          390,222             1.7


------------------------

* Represents beneficial ownership of less than 1% of the outstanding shares of Common Stock.


(1) Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days of August 7, 1998 are deemed outstanding. Such shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table, the stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder's name.


(2) The amount reported reflects shares held by Capital Guardian Trust Company solely as the investment manager of various institutional accounts.


(3) Does not include 7,147,938 shares of Common Stock which COMSAT may be deemed to beneficially own as a result of certain voting arrangements contained in the COMSAT Shareholders Agreement. See "Management -- Compensation Committee Interlocks and Insider Participation -- Shareholders Agreements."


(4) Includes shares of Common Stock which these individuals have the right to acquire through the exercise of options within 60 days of August 7, 1998, as follows: Michael J. Mahoney 135,314; Allan L. Shaw 62,443; Lawrence G. Malone 56,733; Sheldon M. Goldman 26,733; and Francis J. Mount 0.


(5) Includes 1,000 shares owned by Mr. Goldman's wife. Mr. Goldman disclaims "beneficial ownership" of such shares within the meaning of Rule 13d-3 under the Exchange Act.

(6) Includes vested and exercisable options to purchase 327,889 shares of Common Stock which were granted pursuant to the Stock Incentive Plan.

                       DESCRIPTION OF THE EXCHANGE NOTES


    The form and terms of the Exchange Notes are identical in all material respects to the form and terms of the respective series of Existing Notes, except that the Exchange Notes will not bear legends restricting the transfer thereof or contain interest rate step-up provisions upon the failure to register the Existing Notes. Each of the Existing 12.50% Notes, the Existing 11.25% Notes, the Existing 12.40% Notes and the Existing 11.15% Notes were issued under an Indenture, dated as of April 8, 1998 (the "12.50% Notes Indenture," the "11.25% Notes Indenture," the "12.40% Notes Indenture" and the "11.15% Notes Indentures," respectively, and together the "Indentures"), and each between Viatel, as issuer, and the Bank of New York, as trustee (the "Trustee"). A copy of each of the Indentures has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Upon the issuance of the Exchange Notes, if any, or the effectiveness of the Shelf Registration Statement, the Indentures will be subject to the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indentures, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Whenever particular defined terms of the Indentures not otherwise defined herein are referred to, such defined terms are incorporated herein by reference. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions."


GENERAL


    The Existing Discount Notes are, and the 12.50% Exchange Notes and 12.40% Exchange Notes will be, unsecured senior obligations of the Company, initially limited to $500.0 million and DM 226.0 million, respectively, aggregate principal amount at maturity and will mature on April 15, 2008. Although for income tax purposes a significant amount of original issue discount, taxable as ordinary income, will be recognized by a Holder as such discount accrues from the issue date, no interest will be payable on the 12.50% Notes or the 12.40% Notes prior to October 15, 2003. From and after April 15, 2003, interest on the 12.50% Notes and the 12.40% Notes will accrue at the rate of 12.50% and 12.40%, respectively, from April 15, 2003 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually (to holders of record at the close of business on the April 1 or October 1 immediately preceding the Interest Payment Date) on April 15 and October 15 of each year, commencing October 15, 2003. Interest will be computed on the basis of a 360-day year of twelve 30-day months.



    The Existing Senior Notes are, and the 11.25% Exchange Notes and 11.15% Exchange Notes will be, unsecured (except as described in "-- Security") senior obligations of the Company, initially limited to $400.0 million and DM 178.0 million, respectively, principal amount, and will mature on April 15, 2008. Interest on the 11.25% Notes and the 11.15% Notes will accrue at the rate of 11.25% and 11.15%, respectively, from April 8, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semi-annually (to holders of record at the close of business on the April 1 and October 1 immediately preceding the Interest Payment Date) in cash on April 15 and October 15 of each year, commencing October 15, 1998. Interest will be computed on the basis of a 360-day year of twelve 30-day months.



    If, by October 8, 1998, the Company has not consummated the Exchange Offers contemplated hereby or the Shelf Registration Statement is not declared effective, interest (in addition to the accrual of original issue discount on the Existing Discount Notes and interest otherwise due on the Existing Senior Notes) will accrue, (i) with respect to the Existing Discount Notes, at the rate of 0.5% per annum of the Accreted Value on the preceding Semi-Annual Accrual Date and (ii) with respect to the Existing Senior Notes, at the rate of 0.5% per annum of the principal amount, and, in each case, be payable in cash semi-annually on April 15 and October 15 of each year, commencing April 15, 1999, until the Exchange Offers are consummated or the Shelf Registration Statement is declared effective. See "-- Registration Rights."

    Principal of, premium, if any, and interest on the Notes is payable, by wire transfer of immediately available funds to the holder of global notes and with respect to holders of certificated notes, at the office or agency of Viatel in the Borough of Manhattan, the City of New York (which initially is the corporate trust office of the Trustee in the City of New York; PROVIDED that, at the option of Viatel, payment of interest may be made by check mailed to the Holders at their addresses as they appear in the Security Register. In addition, Deutsche Bank AG will act as the DM Paying Agent for purposes of making payments in German Deutschmarks on the 12.40% Notes and the 11.15% Notes.



    The 12.50% Exchange Notes and the 11.25% Exchange Notes will be issued only in fully registered form, without coupons, in denominations of $1,000 principal amount at maturity in the case of the 12.50% Exchange Notes and $1,000 principal amount in the case of the 11.25% Exchange Notes and, in each case, any integral multiple thereof. The 12.40% Exchange Notes and the 11.15% Exchange Notes will be issued in bearer form, in the case of the New DBC-DM Global Certificates, or in registered form, in the case of the New DTC-DM Global Certificates, and only in denominations of DM 100,000 principal amount at maturity in the case of the 12.40% Exchange Notes and DM 100,000 principal amount in the case of the 11.15% Exchange Notes and, in each case, in any integral multiple of DM 1,000 above such amount. No service charge will be made for any registration of transfer or exchange of Notes, but Viatel may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.


    Subject to the covenants described below under "-- Covenants" and applicable law, Viatel may issue additional Notes under the Indentures. Each series of Notes and any additional Notes in such series subsequently issued will be treated as a single class for all purposes under the relevant Indenture.

SUBSTITUTION OF CURRENCY

    Stage III is presently anticipated to commence on January 1, 1999 in the eleven EU member states, including Germany, which the Council of the EU determined on May 2, 1998 had satisfied the convergence criteria established in the Treaty of Maastricht. Stage III is the locking of exchange rates and the introduction of the Euro, which will replace the national currencies of such member states. If Germany adopts the Euro, as planned, the regulations of the EC relating to the Euro shall apply to the 12.40% Notes and the 11.15% Notes. As a result, the 12.40% Notes and the 11.15% Notes will effectively be redenominated into Euros. The circumstances and consequences described in this paragraph entitle neither Viatel nor any holders of 12.40% Notes or 11.15% Notes to early redemption, rescission, notice, repudiation, adjustment or renegotiation of the terms and conditions of the 12.40% Notes, the 11.15% Notes, the 12.40% Notes Indenture or the 11.15% Notes Indenture or to raise other defenses or to request any compensation claim, nor will they affect any of the other obligations of Viatel under the 12.40% Notes or the 11.15% Notes. See "Risk Factors -- Risks Associated with International Operations and Foreign Exchange Rate Risks."

SECURITY

    In accordance with the terms of the 11.25% Notes Indenture, Viatel purchased and pledged to the Trustee for the benefit of the Holders of the 11.25% Notes the U.S. Pledged Securities in an amount sufficient, upon receipt of scheduled interest and principal payments on such securities, in the opinion of a nationally recognized firm of independent public accountants selected by Viatel, to provide for payment in full of the first six scheduled interest payments due on the 11.25% Notes. In accordance with the terms of the 11.15% Notes Indenture, Viatel purchased and pledged to the Trustee for the benefit of the Holders of the 11.15% Notes the DM Pledged Securities in an amount sufficient upon receipt of scheduled interest and principal payments on such securities, in the opinion of a nationally recognized firm of independent public accountants selected by Viatel, to provide for payment in full of the first six scheduled interest payments due on the 11.15% Notes. Viatel used approximately $122.8 million of the net proceeds of the

Offering to acquire the U.S. Pledged Securities and approximately $30.6 million of the net proceeds of the Offering to acquire the DM Pledged Securities. The U.S. Pledged Securities and the DM Pledged Securities have been pledged by Viatel to the Trustee for the benefit of the Holders of the 11.25% Notes and the 11.15% Notes, respectively, pursuant to the Pledge Agreement and are being held by the Trustee in the U.S. Pledge Account and the DM Pledge Account, respectively. Pursuant to the Pledge Agreement, immediately prior to an Interest Payment Date on the 11.25% Notes and the 11.15% Notes, Viatel may either deposit with the Trustee from funds otherwise available to Viatel cash sufficient to pay the interest scheduled to be paid on such date or Viatel may direct the Trustee to release from each of the Pledge Accounts proceeds sufficient to pay interest then due on the 11.25% Notes and the 11.15% Notes. In the event that Viatel exercises the former option, Viatel may thereafter direct the Trustee to release to Viatel proceeds or Pledged Securities from the respective Pledge Account in like amount. A failure to pay interest on the 11.25% Notes and the 11.15% Notes in a timely manner through the first six scheduled interest payment dates will constitute an immediate Event of Default under the 11.25% Notes Indenture and the 11.15% Notes Indenture, as the case may be, with no grace or cure period.

    Interest earned on the U.S. Pledged Securities or the DM Pledged Securities will be added to the respective Pledge Account. In the event that the funds or Pledged Securities held in a Pledge Account exceed the amount sufficient, in the opinion of a nationally recognized firm of independent public accountants selected by Viatel, to provide for payment in full of the first six scheduled interest payments due on the 11.25% Notes and the 11.15% Notes, as the case may be (or, in the event an interest payment or payments have been made, an amount sufficient to provide for payment in full of any interest payments remaining, up to and including the sixth scheduled interest payment), the Trustee will be permitted to release to Viatel at Viatel's request any such excess amount. The 11.25% Notes are secured by the U.S. Pledged Securities and the related U.S. Pledge Account and, accordingly, the U.S. Pledged Securities and the U.S. Pledge Account also secure repayment of the principal amount of the 11.25% Notes to the extent of such security. The 11.15% Notes are secured by the DM Pledged Securities and the related DM Pledge Account and, accordingly, the DM Pledged Securities and the related DM Pledge Account also secure repayment of the principal amount of the 11.15% Notes to the extent of such security.

    Under the Pledge Agreement, assuming that Viatel makes the first six scheduled interest payments on the Senior Notes in a timely manner, all of the remaining Pledged Securities will be released from the Pledge Accounts and thereafter the Senior Notes will be unsecured.

OPTIONAL REDEMPTION

    The Notes are redeemable, at Viatel's option, in whole or in part, at any time or from time to time, on or after April 15, 2003 and prior to maturity, upon not less than 30 nor more than 60 days' prior notice mailed by first class mail to each Holder's last address as it appears in the Security Register, at the Redemption Prices (expressed in percentages of principal amount at maturity in the case of the 12.50% Notes and the 12.40% Notes and principal amount in the case of the 11.25% Notes and 11.15% Notes) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the right of Holders of record on the relevant Regular Record Date that is on or prior to the Redemption Date to receive interest due on an Interest Payment Date), if redeemed during the 12-month period commencing April 15, of the years set forth below:

                              FOR THE 12.50% NOTES

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2003........................................................................        106.250%
2004........................................................................        104.167
2005........................................................................        102.083
2006 and thereafter.........................................................        100.000

                              FOR THE 11.25% NOTES

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2003........................................................................        105.625%
2004........................................................................        103.750
2005........................................................................        101.875
2006 and thereafter.........................................................        100.000

                              FOR THE 12.40% NOTES

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2003........................................................................        106.200%
2004........................................................................        104.133
2005........................................................................        102.067
2006 and thereafter.........................................................        100.000

                              FOR THE 11.15% NOTES

YEAR                                                                          REDEMPTION PRICE
----------------------------------------------------------------------------  ----------------
2003........................................................................        105.575%
2004........................................................................        103.717
2005........................................................................        101.858
2006 and thereafter.........................................................        100.000

    In addition, at any time prior to April 15, 2001, Viatel may, at its option, redeem up to 35% of the aggregate principal amount at maturity of the Notes with the net proceeds of one or more Public Equity Offerings, at any time or from time to time in part, at a Redemption Price (expressed as a percentage of Accreted Value on the Redemption Date) of 112.50% and 112.40%, respectively, with respect to the 12.50% Notes and the 12.40% Notes and at a Redemption Price (expressed as a percentage of the principal amount) of 111.25% 111.15%, respectively, with respect to the 11.25% Notes and the 11.15% Notes; PROVIDED
(i) that Notes representing at least 65% of the principal amount at maturity of the Notes initially issued remain outstanding immediately after each such redemption and (ii) that notice of each such redemption is mailed within 60 days of each such Public Equity Offering.

    In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the relevant Notes are listed or, if the relevant Notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate; PROVIDED that no 12.50% Note of $1,000 in principal amount at maturity or less, no 11.25% Note of $1,000 in principal amount or less, no 12.40% Note of DM 1,000 in principal amount at maturity or less and no 11.15% Note of DM 1,000 in principal amount or less, shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount at maturity or principal amount, as the case may be, thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the redemption date interest ceases to accrue on Notes or the portion of the Notes called for redemption.

SINKING FUND

    The Notes are not entitled to the benefit of any sinking fund.

REGISTRATION RIGHTS

    Pursuant to the 1998 Registration Rights Agreement, Viatel agreed, for the benefit of the Holders, that Viatel will use its best efforts, at its cost, to consummate the Exchange Offers by October 8, 1998. In satisfaction of this obligation, Viatel is hereby offering the Exchange Notes in return for the surrender of the Existing Notes. It is intended by Viatel that the Exchange Offer will satisfy the registration rights, which will terminate upon the consummation of the Exchange Offers. For each Existing Note surrendered to Viatel under the Exchange Offers, the Holder will receive an Exchange Note of equal principal amount at maturity or principal amount, as the case may be. The Accreted Value or principal amount, as the case may be, of each Exchange Note shall be identical to, and shall be determined in the same manner as, the Accreted Value or principal amount of the Existing Notes so surrendered and exchanged therefor. Interest on each Exchange Note shall be calculated and paid in the same manner as interest on the Existing Notes so surrendered and exchanged therefor.

RANKING


    The Existing Notes are, and the Exchange Notes will be, unsecured (except as described in "-- Security") senior obligations of Viatel, ranking PARI PASSU in right of payment with all existing and future unsecured unsubordinated obligations of Viatel and will be senior in right of payment to all existing and future subordinated indebtedness of Viatel. After giving PRO FORMA effect to the Tender Offer and the Offering, as of March 31, 1998, Viatel would have had approximately $845.7 million of senior indebtedness. The Existing Notes are, and the Exchange Notes will be, effectively subordinated to all existing and future liabilities (including trade payables) of Viatel's subsidiaries. As of March 31, 1998, Viatel's subsidiaries had approximately $14.7 million of liabilities (excluding intercompany payables).


CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indentures. Reference is made to the Indentures for the definition of any other capitalized term used herein for which no definition is provided.

    "Accreted Value" means, (a) with respect to the 12.50% Notes, for any Specified Date, the amount calculated pursuant to clause (i), (ii), (iii) or
(iv) below for each $1,000 principal amount at maturity of 12.50% Notes:

        (i) if the Specified Date occurs on one of the following dates (each a "Semi-Annual Accrual Date"), the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

                                                                                       ACCRETED
SEMI-ANNUAL ACCRUAL DATE                                                                 VALUE
-----------------------------------------------------------------------------------  -------------
October 15, 1998...................................................................   $    579.48
April 15, 1999.....................................................................   $    615.69
October 15, 1999...................................................................   $    654.18
April 15, 2000.....................................................................   $    695.06
October 15, 2000...................................................................   $    738.50
April 15, 2001.....................................................................   $    784.66
October 15, 2001...................................................................   $    833.70
April 15, 2002.....................................................................   $    885.81
October 15, 2002...................................................................   $    941.17
April 15, 2003.....................................................................   $  1,000.00

        (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) $544.11 and (b) an amount equal to the product of (1) $1.29 MULTIPLIED by (2) a fraction, the numerator of which is the number of days from April 8, 1998 to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from April 8, 1998 to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

        (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and
    (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date MULTIPLIED by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

        (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal $1,000.

    (b) with respect to the 12.40% Notes, for any Specified Date, the amount calculated pursuant to clause (i), (ii), (iii) or (iv) below for each DM 1,000 principal amount at maturity of 12.40% Notes:

        (i) if the Specified Date occurs on a Semi-Annual Accrual Date, the Accreted Value will equal the amount set forth below for such Semi-Annual Accrual Date:

SEMI-ANNUAL ACCRUAL DATE                                                           ACCRETED VALUE
---------------------------------------------------------------------------------  ---------------
October 15, 1998.................................................................  DM       581.94
April 15, 1999...................................................................  DM       618.02
October 15, 1999.................................................................  DM       656.33
April 15, 2000...................................................................  DM       697.03
October 15, 2000.................................................................  DM       740.24
April 15, 2001...................................................................  DM       786.14
October 15, 2001.................................................................  DM       834.88
April 15, 2002...................................................................  DM       886.64
October 15, 2002.................................................................  DM       941.61
April 15, 2003...................................................................  DM     1,000.00

        (ii) if the Specified Date occurs before the first Semi-Annual Accrual Date, the Accreted Value will equal the sum of (a) DM 546.68 and (b) an amount equal to the product of (1) DM 1.28 MULTIPLIED by (2) a fraction, the numerator of which is the number of days from April 8, 1998 to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is the number of days from April 8, 1998 to the first Semi-Annual Accrual Date, using a 360-day year of twelve 30-day months;

        (iii) if the Specified Date occurs between two Semi-Annual Accrual Dates, the Accreted Value will equal the sum of (a) the Accreted Value for the Semi-Annual Accrual Date immediately preceding such Specified Date and
    (b) an amount equal to the product of (1) the Accreted Value for the immediately following Semi-Annual Accrual Date less the Accreted Value for the immediately preceding Semi-Annual Accrual Date MULTIPLIED by (2) a fraction, the numerator of which is the number of days from the immediately preceding Semi-Annual Accrual Date to the Specified Date, using a 360-day year of twelve 30-day months, and the denominator of which is 180; or

        (iv) if the Specified Date occurs after the last Semi-Annual Accrual Date, the Accreted Value will equal DM 1,000.

    "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by the Company or a Restricted Subsidiary and not Incurred in connection with, or in anticipation of, such Person becoming a Restricted Subsidiary or such Asset Acquisition.

    "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of Viatel and its Restricted Subsidiaries for such period determined in conformity with GAAP; PROVIDED that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):
(i) the net income (or loss) of any Person that is not a Restricted Subsidiary, except (x) with respect to net income, to the extent of the amount of dividends or other distributions actually paid to Viatel or any of its Restricted Subsidiaries by such Person during such period and (y) with respect to net losses, to the extent of the amount of Investments made by Viatel or any Restricted Subsidiary in such Person during such period; (ii) solely for the purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below (and in such case, except to the extent includable pursuant to clause (i) above), the net income (or loss) of any Person accrued prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with Viatel or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by Viatel or any of its Restricted Subsidiaries; (iii) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary; (iv) any gains or losses (on an after-tax basis) attributable to Asset Sales and sales of indefeasible rights-of-use or dark fibers; (v) except for purposes of calculating the amount of Restricted Payments that may be made pursuant to clause (C) of the first paragraph of the "Limitation on Restricted Payments" covenant described below, any amount paid or accrued as dividends on Preferred Stock of Viatel or any Restricted Subsidiary owned by Persons other than Viatel and any of its Restricted Subsidiaries; (vi) all extraordinary gains and extraordinary losses; and (vii) any compensation expense paid or payable solely with Capital Stock (other than Disqualified Stock) of Viatel or any options, warrants or other rights to acquire Capital Stock (other than Disqualified Stock) of Viatel.

    "Adjusted Consolidated Net Tangible Assets" means the total amount of assets of Viatel and its Restricted Subsidiaries (less applicable depreciation, amortization and other valuation reserves), except to the extent resulting from write-ups of capital assets (excluding write-ups in connection with accounting for acquisitions in conformity with GAAP), after deducting therefrom (i) all current liabilities of Viatel and its Restricted Subsidiaries (excluding intercompany items) and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most

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recent quarterly or annual consolidated balance sheet of Viatel and its
Restricted Subsidiaries, prepared in conformity with GAAP and filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant.

    "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

    "Asset Acquisition" means (i) an investment by Viatel or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with Viatel or any of its Restricted Subsidiaries; PROVIDED that such Person's primary business is related, ancillary or complementary to the businesses of Viatel or any of its Restricted Subsidiaries on the date of such investment or
(ii) an acquisition by Viatel or any of its Restricted Subsidiaries of the property and assets of any Person other than Viatel or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; PROVIDED that the property and assets acquired are related, ancillary or complementary to the businesses of Viatel or any of its Restricted Subsidiaries on the date of such acquisition.

    "Asset Disposition" means the sale or other disposition by Viatel or any of its Restricted Subsidiaries (other than to Viatel or another Restricted Subsidiary) of (i) all or substantially all of the Capital Stock of any Restricted Subsidiary or (ii) all or substantially all of the assets that constitute a division or line of business of Viatel or any of its Restricted Subsidiaries.

    "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by Viatel or any of its Restricted Subsidiaries to any Person other than Viatel or any of its Restricted Subsidiaries of (i) all or any of the Capital Stock of any Restricted Subsidiary, (ii) all or substantially all of the property and assets of a division or line of business of Viatel or any of its Restricted Subsidiaries or (iii) any other property and assets (other than the Capital Stock or other Investment in an Unrestricted Subsidiary) of Viatel or any of its Restricted Subsidiaries outside the ordinary course of business of Viatel or such Restricted Subsidiary and, in each case, that is not governed by the provisions of the Indentures applicable to mergers, consolidations and sales of all or substantially all of the assets of Viatel; PROVIDED that "Asset Sale" shall not include (a) sales or other dispositions of inventory, receivables and other current assets, (b) sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant, (c) sales, transfers or other dispositions of assets with a fair market value (as certified in an Officers' Certificate) not in excess of $1 million in any transaction or series of related transactions, (d) sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received would constitute property or assets of the kind described in clause (B) of the "Limitation on Asset Sales" covenant, (e) any liquidation of Temporary Cash Investments, (f) a transfer, directly or indirectly, of receivables or other payment rights arising from a transfer of indefeasible rights of use or dark fiber which transfer of receivables or rights is to a special purpose entity created for the purpose of issuing securities to be paid or redeemed from, or beneficial interests in, the cash or revenues generated from the assets transferred; PROVIDED that the consideration received by Viatel is a least equal to the fair market value of the asset transferred and the proceeds are used by Viatel (A) to repay unsubordinated Indebtedness of Viatel owed to a Person other than Viatel or a Restricted Subsidiary, (B) to invest in the manner described in clause (i)(B) of the "Limitation on Asset Sales" covenant or (C) for working capital purposes or
(g) other transfers of indefeasible rights of use or dark fiber.

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    "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (b) the amount of such principal payment by (ii) the sum of all such principal payments.

    "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on April 8, 1998 or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

    "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real, personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

    "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

    "Change of Control" means such time as (i) a "person" or a "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of Viatel on a fully diluted basis; or (ii) individuals who on April 8, 1998 constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination to the Board of Directors for election by Viatel's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors then in office who either were members of the Board of Directors on April 8, 1998 or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office.

    "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income, (i) Consolidated Interest Expense, (ii) income taxes, (iii) depreciation expense, (iv) amortization expense and (v) all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income, all as determined on a consolidated basis for Viatel and its Restricted Subsidiaries in conformity with GAAP; PROVIDED that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (A) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (B) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by Viatel or any of its Restricted Subsidiaries.

    "Consolidated Interest Expense" means, for any period, the aggregate amount of interest in respect of Indebtedness (including, without limitation, amortization of original issue discount on any Indebtedness and the interest portion of any deferred payment obligation, calculated in accordance with the effective interest method of accounting); all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements; and interest in respect of Indebtedness that is Guaranteed or secured by Viatel or any of its Restricted Subsidiaries, and all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by Viatel and its Restricted Subsidiaries during such period.

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    "Consolidated Leverage Ratio" means, on any Transaction Date, the ratio of
(i) the aggregate amount of Indebtedness of Viatel and its Restricted Subsidiaries on a consolidated basis outstanding on such Transaction Date to
(ii) four times Consolidated EBITDA for the then most recent fiscal quarter for which financial statements of Viatel have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant described below; PROVIDED that, in making the foregoing calculation, (A) PRO FORMA effect shall be given to the Incurrence or repayment of any Indebtedness to be Incurred or repaid on the Transaction Date; (B) PRO FORMA effect shall be given to Asset Dispositions and Asset Acquisitions (including giving PRO FORMA effect to the application of proceeds of any Asset Disposition) that occur from the beginning of the then most recent four fiscal quarters through the Transaction Date (the "Reference Period"), as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and (C) PRO FORMA effect shall be given to asset dispositions and asset acquisitions (including giving PRO FORMA effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into Viatel or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period; PROVIDED that to the extent that clause (B) or (C) of this sentence requires that PRO FORMA effect be given to an Asset Acquisition or Asset Disposition, such PRO FORMA calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed of for which financial information is available.

    "Consolidated Net Worth" means, at any date of determination, stockholders' equity as set forth on the most recently available quarterly or annual consolidated balance sheet of Viatel and its Restricted Subsidiaries (which shall be as of a date not more than 90 days prior to the date of such computation, and which shall not take into account Unrestricted Subsidiaries), including, without limitation, the respective amounts reported on such balance sheet attributable to Preferred Stock, less any amounts attributable to Disqualified Stock or any equity security convertible into or exchangeable for Indebtedness, the cost of treasury stock and the principal amount of any promissory notes receivable from the sale of the Capital Stock of Viatel or any of its Restricted Subsidiaries, each item to be determined in conformity with GAAP (excluding the effects of foreign currency exchange adjustments under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 52).

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

    "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

    "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is (i) required to be redeemed prior to the Stated Maturity of the Notes, (ii) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or (iii) convertible into or exchangeable for Capital Stock referred to in clause (i) or (ii) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; PROVIDED that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock, or the agreements or instruments governing the redemption rights thereof, specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to

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Viatel's repurchase of such Notes as are required to be repurchased pursuant to the "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

    "DM Pledge Account" means an account established with the Trustee pursuant to the terms of the Pledge Agreement for the deposit of the DM Pledged Securities purchased by Viatel with a portion of the proceeds from the sale of the Existing 11.15% Notes.

    "DM Pledged Securities" means the securities originally purchased by Viatel with a portion of the proceeds from the sale of the Existing 11.15% Notes, consisting of Government Securities, deposited in the DM Pledge Account, all in accordance with the terms of the Pledge Agreement.

    "Existing Stockholder Agreements" means the Stock Purchase Agreement, dated as of September 30, 1993, between the Company and S-C V-Tel, the Stock Purchase Agreement dated as of April 5, 1994, between the Company and COMSAT, the S-C V-Tel Shareholders' Agreement and the COMSAT Shareholders' Agreement, in each case, any amendments to such agreements.

    "fair market value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a Board Resolution; PROVIDED that for purposes of clause (viii) of the second paragraph of the "Limitation on Indebtedness" covenant, (x) the fair market value of any security registered under the Exchange Act shall be the average of the closing prices, regular way, of such security for the 20 consecutive trading days immediately preceding the sale of Capital Stock and (y) in the event the aggregate fair market value of any other property (other than cash or cash equivalents) received by Viatel exceeds $30 million, the fair market value of such property shall be determined by a nationally recognized investment banking firm or a nationally recognized firm having expertise in the specific area which is the subject of such determination and set forth in their written opinion which shall be delivered to the Trustee.

    "GAAP" means generally accepted accounting principles in the United States of America as in effect as of April 8, 1998, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indentures shall be computed in conformity with GAAP applied on a consistent basis, except that calculations made for purposes of determining compliance with the terms of the covenants and with other provisions of the Indentures shall be made without giving effect to (i) the amortization or write off of any expenses incurred in connection with the offering of the Units and related Tender Offer
(ii) except as otherwise provided, the amortization of any amounts required or permitted by Accounting Principles Board Opinion Nos. 16 and 17.

    "Government Securities" means (i) in connection with the U.S. Pledged Securities, the direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations of or obligations guaranteed by, the United States of America for the payment of which guarantee or obligations the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the option of the issuer thereof and (ii) in connection with the DM Pledged Securities, the direct obligations of, obligations fully guaranteed by, or participations in pools consisting solely of obligations of or obligations guranteed by, the Federal Republic of Germany for the payment of which guarantee or obligations the full faith and credit of the Federal Republic of Germany is pledged and which are not callable or redeemable at the option of the issuer thereof.

    "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether

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arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); PROVIDED that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

    "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; PROVIDED that neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

    "Indebtedness" means, with respect to any Person at any date of determination (without duplication), (i) all indebtedness of such Person for borrowed money, (ii) all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in (i) or (ii) above or (v), (vi) or (vii) below) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement), (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables, (v) all Capitalized Lease Obligations of such Person, (vi) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; PROVIDED that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness, (vii) all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person and (viii) to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements. The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations, as described above, and the maximum liability at such time with respect to contingent obligations upon the occurrence of the contingency giving rise to the obligation, which, in the case of a Guarantee, shall be the outstanding balance of the Guaranteed Indebtedness, PROVIDED (A) that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at the time of its issuance as determined in conformity with GAAP, (B) that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and (C) that Indebtedness shall not include any liability for federal, state, local or other taxes.

    "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

    "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding extensions of credit to customers in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable on the balance sheet of Viatel or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for

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the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the fair market value of the Capital Stock (or any other Investment), held by Viatel or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary, including without limitation, by reason of any transaction permitted by clause (iii) of the "Limitation on the Issuance and Sale of Capital Stock of Restricted Subsidiaries" covenant; PROVIDED that the fair market value of the Investment remaining in any Person that has ceased to be a Restricted Subsidiary shall not exceed the aggregate amount of Investments previously made in such Person valued at the time such Investments were made less the net reduction of such Investments. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant described below, (i) "Investment" shall include the fair market value of the assets (net of liabilities (other than liabilities to Viatel or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the fair market value of the assets (net of liabilities (other than liabilities to Viatel or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

    "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

    "Moody's" means Moody's Investors Service, Inc. and its successors.

    "Net Cash Proceeds" means, (a) with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Viatel or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of (i) brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of Viatel and its Restricted Subsidiaries, taken as a whole, (iii) payments made or required to be made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (A) is secured by a Lien on the property or assets sold or (B) is required to be paid as a result of such sale, (iv) payments made or required to be made to Persons having a beneficial interests in the assets subject to the Asset Sale, and (v) appropriate amounts to be provided by Viatel or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and (b) with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents (except to the extent such obligations are financed or sold with recourse to Viatel or any Restricted Subsidiary) and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

    "Offer to Purchase" means an offer to purchase Notes by Viatel from the Holders commenced by mailing a notice to the Trustee and each Holder stating:
(i) the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a PRO RATA basis; (ii) the

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purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date"); (iii) that any Note not tendered will continue to accrue interest (or original issue discount) pursuant to its terms; (iv) that, unless Viatel defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest (or original issue discount) on and after the Payment Date; (v) that Holders electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date; (vi) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount at maturity of Notes delivered for purchase and a statement that such Holder is withdrawing his election to have such Notes purchased; and (vii) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or DM 1,000 or an integral multiple thereof. On the Payment Date, Viatel shall (i) accept for payment on a PRO RATA basis Notes or portions thereof tendered pursuant to an Offer to Purchase; (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and (iii) deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by Viatel. The Paying Agent shall promptly mail to the Holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new Note equal in principal amount at maturity to any unpurchased portion of the Note surrendered; PROVIDED that each Note purchased and each new Note issued shall be in a principal amount at maturity of $1,000 or DM 1,000 or an integral multiple thereof. Viatel will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. Viatel will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that Viatel is required to repurchase Notes pursuant to an Offer to Purchase.

    "Permitted Investment" means (i) an Investment in Viatel or a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, Viatel or a Restricted Subsidiary; PROVIDED that such person's primary business is related, ancillary or complementary to the businesses of Viatel or any of its Restricted Subsidiaries on the date of such Investment; (ii) Temporary Cash Investments;
(iii) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP; (iv) Investments received in the bankruptcy or reorganization of a Person or any exchange of such Investment with the issuer thereof or taken in settlement of or other resolution of claims or disputes or acquired as the result of foreclosure of any secured Investment, and, in each case, extensions, modifications and renewal thereof; (v) Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and worker's compensation, performance and other similar deposits; (vi) Interest Rate Agreements and Currency Agreements designed solely to protect Viatel or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates; (vii) loans or advances to officers or employees of Viatel or any Restricted Subsidiary that do not in the aggregate exceed $1 million at any time outstanding; (viii) investments consisting of securities issued by or beneficial interests in a special purpose entity referred to in clause (f) of the definition of "Asset Sale" and which are received in exchange for assets that are transferred by Viatel or a Restricted Subsidiary to such special purpose entity and used for the purpose referred to therein and (ix) Investments as a result of consideration received in connection with an Asset Sale made in compliance with the "Limitation on Asset Sales" covenant.

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    "Permitted Joint Venture" means any joint venture between Viatel or any
Restricted Subsidiary and (i) any Person other than a Subsidiary, engaged in the provision or sale of telecommunications services or (ii) any Person engaged as an independent sale representative of Viatel; PROVIDED that prior to making any Investment in such a Person, Viatel's Board of Directors shall have determined that such Investment fits Viatel's strategic plan and is on terms that are fair and reasonable to Viatel.

    "Permitted Liens" means (i) Liens for taxes, assessments, governmental charges or claims not yet subject to penalty or that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (ii) statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (iii) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security; (iv) Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (v) easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of Viatel or any of its Restricted Subsidiaries; (vi) Liens (including extensions and renewals thereof) upon real or personal (whether tangible or intangible) property acquired after April 8, 1998; PROVIDED that (a) such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness" covenant described below, to finance or refinance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) of the item or related group of items of property or assets subject thereto or the business in which such property or assets are used and such Lien is created prior to, at the time of or within eighteen months after the later of the acquisition, the completion of (except in the case of refinancing) construction or the commencement of full operation of such property, (b) the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and (c) any such Lien shall not extend to or cover any property or assets other than such item or group of items of property or assets and any improvements on such item; (vii) leases or subleases granted to others that do not materially interfere with the ordinary course of business of Viatel and its Restricted Subsidiaries, taken as a whole;
(viii) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of Viatel or its Restricted Subsidiaries relating to such property or assets; (ix) any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;
(x) Liens arising from filing Uniform Commercial Code financing statements regarding leases; (xi) Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes, or becomes a part of, any Restricted Subsidiary; PROVIDED that such Liens do not extend to or cover any property or assets of Viatel or any Restricted Subsidiary other than the property or assets acquired; (xii) Liens in favor of Viatel or any Restricted Subsidiary; (xiii) Liens arising from the rendering of a final judgment or order against Viatel or any Restricted Subsidiary that does not give rise to an Event of Default; (xiv) Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof; (xv) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (xvi) Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course

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of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect Viatel or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities; (xvii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by Viatel or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of Viatel and its Restricted Subsidiaries prior to April 8, 1998; (xviii) Liens on or sales of receivables or other rights to payment; (xix) Liens secured with assets that have a fair market value not in excess of 15% of Adjusted Consolidated Net Tangible Assets when such Liens are Incurred; and (xx) any extension, renewal, or replacement (or successive extensions, renewals, or replacements) in whole or in part, of Liens described in clauses (i) through (xix) above.

    "Permitted Wholesale Consortium" means any Person in which Viatel Invests for the principal purpose of leasing or otherwise acquiring transmission rights with respect to long distance telecommunications; PROVIDED that prior to making any Investment in such a Person, Viatel's Board of Directors shall have determined that such Investment will afford Viatel greater economic benefits than it could otherwise obtain from other sources of transmission rights.

    "Pledge Accounts" means the U.S. Pledge Account and the DM Pledge Account.

    "Pledge Agreement" means the Collateral Pledge and Security Agreement, dated as of the date of the Indentures, made by Viatel in favor of the Trustee, governing the disbursement of funds from the Pledge Accounts, as such agreement may be amended, restated, supplemented or otherwise modified from time to time.

    "Public Equity Offering" means an underwritten primary public offering of Common Stock of Viatel pursuant to an effective registration statement under the Securities Act.

    "Restricted Subsidiary" means any Subsidiary of Viatel other than an Unrestricted Subsidiary.

    "Significant Subsidiary" means, at any date of determination, any Restricted Subsidiary that, together with its Subsidiaries, (i) for the most recent fiscal year of Viatel, accounted for more than 10% of the consolidated revenues of Viatel and its Restricted Subsidiaries or (ii) as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of Viatel and its Restricted Subsidiaries, all as set forth on the most recently available consolidated financial statements of Viatel for such fiscal year.

    "S&P" means Standard & Poor's Ratings Services and its successors.

    "Specified Date" means any Redemption Date, any Payment Date for an Offer to Purchase or any date on which the Notes first become due and payable after an Event of Default.

    "Stated Maturity" means, (i) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (ii) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

    "Strategic Subordinated Indebtedness" means Indebtedness of Viatel Incurred to finance the acquisition of a Person engaged in a business that is related, ancillary or complementary to the business conducted by Viatel or any of its Restricted Subsidiaries, which Indebtedness by its terms, or by the terms of any agreement or instrument pursuant to which such Indebtedness is Incurred, (i) is expressly made subordinate in right of payment to the Notes and (ii) provides that no payment of principal, premium or interest on, or any other payment with respect to, such Indebtedness may be made prior to the payment in full of all of Viatel's obligations under the Notes; PROVIDED that such Indebtedness may provide for and be repaid at any time from the proceeds of a capital contribution, the sale of Capital Stock (other than Disqualified Stock) of Viatel, or other Strategic Subordinated Indebtedness Incurred, after the Incurrence of such Indebtedness.

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    "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

    "Temporary Cash Investment" means any of the following: (i) direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof, (ii) time deposit accounts, eurodollar time deposits, bankers' acceptances, certificates of deposit and money market deposits, in each case maturing within one year of the date of acquisition thereof and issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor, (iii) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (i) above entered into with a bank meeting the qualifications described in clause (ii) above, (iv) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of Viatel) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P, (v) securities with maturities of one year or less from the date of acquisition issued or fully and unconditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's, and (vi) shares or other interests in an investment company the assets of which consist solely of (A) securities of the type described in clauses (i) through (v) above and (B) mortgage-backed securities rated AAA or the equivalent by S&P, Moody's or Fitch Investor Services, Inc.

    "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

    "Transaction Date" means, with respect to the Incurrence of any Indebtedness by Viatel or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

    "Unrestricted Subsidiary" means (i) any Subsidiary of Viatel that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of Viatel) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, Viatel or any Restricted Subsidiary; PROVIDED that (A) any Guarantee by Viatel or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an "Incurrence" of such Indebtedness and an "Investment" by Viatel or such Restricted Subsidiary (or both, if applicable) at the time of such designation; (B) either (I) the Subsidiary to be so designated has total assets of $1,000 or less or (II) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the "Limitation on Restricted Payments" covenant described below and (C) if applicable, the Incurrence of Indebtedness and the Investment referred to in clause (A) of this proviso would be permitted under the "Limitation on Indebtedness" and "Limitation on Restricted Payments" covenants described below. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that (i) no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and (ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if Incurred at such time, have been permitted to be Incurred

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(and shall be deemed to have been Incurred) for all purposes of the Indentures.
Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.


    "U.S. Pledge Account" means an account established with the Trustee pursuant to the terms of the Pledge Agreement for the deposit of the U.S. Pledged Securities purchased by Viatel with a portion of the proceeds from the sale of the Existing 11.25% Notes.



    "U.S. Pledged Securities" means the securities originally purchased by Viatel with a portion of the proceeds from the sale of the Existing 11.25% Notes, consisting of Government Securities, deposited in the U.S. Pledge Account, all in accordance with the terms of the Pledge Agreement.


    "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

    "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

COVENANTS

    LIMITATION ON INDEBTEDNESS

    (a) Viatel will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and Indebtedness existing on April 8, 1998); PROVIDED that Viatel may Incur Indebtedness if, after giving effect to the Incurrence of such Indebtedness and the receipt and application of the proceeds therefrom, the Consolidated Leverage Ratio would be greater than zero and less than 6:1.

    Notwithstanding the foregoing, Viatel and any Restricted Subsidiary (except as specified below) may Incur each and all of the following: (i) Indebtedness outstanding at any time in an aggregate principal amount not to exceed $100 million of Indebtedness that is PARI PASSU with or subordinated to the Notes and $150 million of Indebtedness that is subordinated to the Notes, less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below; (ii) Indebtedness owed (A) by any Restricted Subsidiary to Viatel or another Restricted Subsidiary or (B) by Viatel to any Restricted Subsidiary; PROVIDED that any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Viatel or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (ii); (iii) Indebtedness issued in exchange for, or the net proceeds of which are used to repay, redeem, defease, refinance, refund, extend, renew, replace, discharge or otherwise retire any then outstanding Indebtedness (other than Indebtedness Incurred under clause (i), (ii), (iv), (vi), (viii), (xi) or (xii) of this paragraph) and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, penalties, accrued interest, fees and expenses); PROVIDED that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is PARI PASSU with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (iii) if (A) in case the Notes are refinanced in part or the Indebtedness to be refinanced is PARI PASSU with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made PARI PASSU with, or subordinate in right of payment to, the remaining Notes, (B) in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and (C) such new Indebtedness, determined as of the date of Incurrence of such

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new Indebtedness, does not mature prior to the Stated Maturity of the
Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded; and PROVIDED FURTHER that in no event may Indebtedness of Viatel be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (iii); (iv) Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (a) are designed solely to protect Viatel or any of its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (b) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of Viatel or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by Viatel or any Restricted Subsidiary in connection with such disposition; (v) Indebtedness of Viatel, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance"; (vi) Guarantees of the Notes and Guarantees of Indebtedness of Viatel by any Restricted Subsidiary provided the Guarantee of such Indebtedness is permitted by and made in accordance with the "Limitation on Issuance of Guarantees by Restricted Subsidiaries" covenant described below; (vii) Indebtedness (including Guarantees) Incurred to finance the cost (including the cost of design, development, acquisition, construction, installation, improvement, transportation or integration) to acquire equipment, inventory or network assets (including acquisitions by way of Capitalized Lease and acquisitions of the Capital Stock of a Person that becomes a Restricted Subsidiary to the extent of the fair market value of the equipment, inventory or network assets so acquired) by Viatel or a Restricted Subsidiary after April 8, 1998; (viii) Indebtedness of Viatel not to exceed, at any one time outstanding, two times (A) the Net Cash Proceeds received by Viatel after April 8, 1998 as a capital contribution or from the issuance and sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of Viatel, to the extent (I) such capital contribution or Net Cash Proceeds have not been used pursuant to clause (C)(2) of the first paragraph or clause (iii), (iv), (vi) or
(vii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such capital contribution or Net Cash Proceeds are used to consummate a transaction pursuant to which Viatel Incurs Acquired Indebtedness, the amount of such Net Cash Proceeds exceeds one-half of the amount of Acquired Indebtedness so Incurred and
(B) 80% of the fair market value of property (other than cash and cash equivalents) received by Viatel after April 8, 1998 from the sale of its Capital Stock (other than Disqualified Stock) to a Person that is not a Subsidiary of Viatel, to the extent (I) such capital contribution or sale of Capital Stock has not been used pursuant to clause (iii), (iv), (vi) or (vii) of the second paragraph of the "Limitation on Restricted Payments" covenant described below to make a Restricted Payment and (II) if such capital contribution or Capital Stock is used to consummate a transaction pursuant to which Viatel Incurs Acquired Indebtedness, 80% of the fair market value of the property received exceeds one-half of the amount of Acquired Indebtedness so Incurred PROVIDED that such Indebtedness does not mature prior to the Stated Maturity of the Notes and has an Average Life longer than the Notes; (ix) Acquired Indebtedness; (x) Strategic Subordinated Indebtedness; (xi) Indebtedness in respect of bankers' acceptance and letters of credit, all in the ordinary course of business, in an aggregate amount outstanding at any time of up to $10 million; (xii) Indebtedness arising from the honoring by a bank or other financial institution of a check, or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, PROVIDED that such Indebtedness is extinguished within three business days of Incurrence.

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    (b) Notwithstanding any other provision of this "Limitation on Indebtedness"
covenant, the maximum amount of Indebtedness that Viatel or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

    (c) For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness" covenant, (1) Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness otherwise included in the determination of such particular amount shall not be included and (2) any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness. For purposes of determining compliance with this "Limitation on Indebtedness" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses, Viatel, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

    LIMITATION ON RESTRICTED PAYMENTS

    Viatel will not, and will not permit any Restricted Subsidiary to, directly or indirectly, (i)(A) declare or pay any dividend or make any distribution on or with respect to its Capital Stock (other than (x) dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock and
(y) PRO RATA dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders) held by Persons other than Viatel or any of its Restricted Subsidiaries or (B) pay any cash interest on the Subordinated Convertible Debentures, (ii) purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of (A) Viatel or an Unrestricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person or (B) a Restricted Subsidiary (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Affiliate of Viatel (other than a Wholly Owned Restricted Subsidiary) or any holder (or any Affiliate of such holder) of 5% or more of the Capital Stock of Viatel, (iii) make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of Viatel that is subordinated in right of payment to the Notes or (iv) make any Investment (after the Closing Date), other than a Permitted Investment, in any Person (such payments or any other actions described in clauses (i) through (iv) above being collectively "Restricted Payments") if, at the time of, and after giving effect to, the proposed Restricted Payment: (A) a Default or Event of Default shall have occurred and be continuing, (B) Viatel could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant or (C) the aggregate amount of all Restricted Payments (the amount, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) made after April 8, 1998 shall exceed the sum of (1) 50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by Viatel or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the fiscal quarter immediately following April 8, 1998 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the Commission or provided to the Trustee pursuant to the "Commission Reports and Reports to Holders" covenant plus (2) the aggregate Net Cash Proceeds received by Viatel after April 8, 1998 as a capital contribution or from the issuance and sale permitted by the Indentures of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of Viatel, including an issuance or sale permitted by the Indentures of Indebtedness of Viatel for cash subsequent to April 8, 1998 upon the conversion of such Indebtedness into Capital Stock (other than Disqualified Stock) of Viatel, or from the issuance to a Person who is not a Subsidiary of Viatel of any options, warrants or other rights to acquire Capital Stock of Viatel (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the

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option of the holder, or are required to be redeemed, prior to the Stated
Maturity of the Notes), in each case except to the extent such Net Cash Proceeds are used to Incur Indebtedness pursuant to clause (viii) of the second paragraph under the "Limitation on Indebtedness" covenant, PLUS (3) an amount equal to the net reduction in Investments (other than reductions in Permitted Investments) in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to Viatel or any Restricted Subsidiary or from the Net Cash Proceeds from the return of capital, redemption, or sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or from redesignations of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), or from the release of any Guarantee that constituted a Restricted Payment, to the extent of such release, not to exceed, in each case, the amount of Investments previously made by Viatel or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

    The foregoing provision shall not be violated by reason of: (i) the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;
(ii) the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (iii) of the second paragraph of part (a) of the "Limitation on Indebtedness" covenant; (iii) the repurchase, redemption or other acquisition of Capital Stock of Viatel or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of Viatel (or options, warrants or other rights to acquire such Capital Stock); (iv) the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of Viatel which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of a capital contribution or a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of Viatel (or options, warrants or other rights to acquire such Capital Stock); (v) payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indentures applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of Viatel; (vi) Investments in any Person the primary business of which is related, ancillary or complementary to the business of Viatel or any of its Restricted Subsidiaries on the date of such Investments; provided that the aggregate amount of Investments made pursuant to this clause
(vi) does not exceed $30 million at any one time outstanding; (vii) Investments acquired in exchange for Capital Stock (other than Disqualified Stock) of Viatel or the Net Cash Proceeds from the issuance and sale of such Capital Stock PROVIDED that such proceeds are so used within 180 days of the receipt thereof;
(viii) the redemption, repurchase, retirement, or other acquisition of any Capital Stock of Viatel (or options, warrants, or other rights to acquire such Capital Stock) from an employee or former employee of Viatel or any of its Subsidiaries (or from such person's estate, heirs, or representatives) in connection with such employee's death, disability, or termination of employment, PROVIDED that the aggregate amount expended pursuant to this clause does not exceed $1 million per annum plus the cumulative amount of such per annum limit not used in prior years and the cash proceeds from such Investments PROVIDED that such proceeds are used within 180 days of the receipt thereof; (ix) Investments in permitted Wholesale Consortiums and Permitted Joint Ventures not exceeding, at the time of the Investment, the sum of (A) 10% of the consolidated revenue of Viatel (excluding with respect to Persons in whom an equity interest is owned by Persons other than Viatel and its Restricted Subsidiaries, the pro rata share of such revenue attributable to such other equity holders) accrued on a cumulative basis during the period (taken as one accounting period) beginning on the first day of the first full fiscal quarter immediately following April 8, 1998 and ending on the last day of the last fiscal quarter preceding the date of such Investment and (B) the Net Cash Proceeds from the disposition of Viatel's interest in any such Permitted Wholesale Consortium or Permitted Joint Venture;
(x) the repurchase of shares of the Series A Preferred upon a Change of Control pursuant to an Offer to Purchase; PROVIDED that an Offer to Purchase is consummated

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with respect to the Notes prior to any repurchase of shares of the Series A
Preferred; (xi) the payment of cash dividends on the Series A Preferred sold as a Unit with any of the Notes and issued as dividends thereon, after April 15, 2003; and (xii) other Restricted Payments in an aggregate amount not to exceed $10 million, increased by the amount of any Restricted Payment made pursuant to this clause (x) that is an Investment and is not outstanding; PROVIDED that, except in the case of clauses (i) and (iii), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

    Each Restricted Payment permitted pursuant to the preceding paragraph (other than the Restricted Payment referred to in clause (ii) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (iii) or
(iv) thereof and an Investment referred to in clause (vi) thereof), and the Net Cash Proceeds from any capital contribution or any issuance of Capital Stock referred to in clauses (iii), (iv) and (vi), shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of Viatel are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is PARI PASSU with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

    Any Restricted Payments made in other than cash shall be valued at fair market value. The amount of any Investment "outstanding" at any time shall be deemed to be equal to the amount of such Investment on the date made, less the return of capital, repayment of loans, return on capital and release of Guarantees, in each case of or to Viatel and its Restricted Subsidiaries with respect to such Investment (up to the amount of such investment on the date made).

    LIMITATION ON DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING RESTRICTED
     SUBSIDIARIES

    Viatel will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by Viatel or any other Restricted Subsidiary, (ii) pay any Indebtedness owed to Viatel or any other Restricted Subsidiary, (iii) make loans or advances to Viatel or any other Restricted Subsidiary or (iv) transfer any of its property or assets to Viatel or any Restricted Subsidiary.

    The foregoing provisions shall not restrict any encumbrances or restrictions: (i) existing on April 8, 1998 in the Indentures or any other agreements in effect on April 8, 1998, and any extensions, refinancings, renewals or replacements of such agreements; PROVIDED that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect to the Holders than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced; (ii) existing under or by reason of applicable law; (iii) existing with respect to any Person or the property or assets of such Person acquired by Viatel or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired; (iv) in the case of clause (iv) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant, (A) that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of Viatel or any Restricted Subsidiary not otherwise prohibited by the Indentures or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of Viatel or any Restricted Subsidiary in any manner material to Viatel or any Restricted Subsidiary; (v) with respect to a Restricted

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Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; (vi) contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if (A) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement, (B) the encumbrance or restriction is not materially more disadvantageous to the Holders of the Notes than is customary in comparable financings (as determined by Viatel) and (C) Viatel determines that any such encumbrance or restriction will not materially affect Viatel's ability to make principal or interest payments on the Notes or (vii) imposed in connection with a transaction described in clause (f) of the proviso to the definition of "Asset Sale" and relating solely to a Restricted Subsidiary that transfers assets to the special purpose entity referred to therein; provided that Viatel determines that any such encumbrance or restriction will not materially affect Viatel's ability to make principal or interest payments on the Notes. Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent Viatel or any Restricted Subsidiary from (1) creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or (2) restricting the sale or other disposition of property or assets of Viatel or any of its Restricted Subsidiaries that secure Indebtedness of Viatel or any of its Restricted Subsidiaries.

    LIMITATION ON THE ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED
     SUBSIDIARIES

    Viatel will not sell, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell, any shares of Capital Stock of a Restricted Subsidiary (including options, warrants or other rights to purchase shares of such Capital Stock) except (i) to Viatel or a Wholly Owned Restricted Subsidiary; (ii) issuances of director's qualifying shares or sales to foreign nationals of shares of Capital Stock of foreign Restricted Subsidiaries, to the extent required by applicable law; (iii) if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the "Limitation on Restricted Payments" covenant if made on the date of such issuance or sale; (iv) a pledge or hypothecation of or Lien on any Capital Stock of a Subsidiary to the extent not prohibited under the "Limitation or Liens" covenant; or (v) sales by Viatel or Restricted Subsidiaries of Common Stock of a Restricted Subsidiary, PROVIDED that Viatel or such Restricted Subsidiaries apply the Net Cash Proceeds, if any, of any such sale in accordance with clause
(A) or (B) of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ISSUANCES OF GUARANTEES BY RESTRICTED SUBSIDIARIES

    Viatel will not permit any Restricted Subsidiary, directly or indirectly, to Guarantee any Indebtedness of Viatel which is PARI PASSU with or subordinate in right of payment to the Notes ("Guaranteed Indebtedness"), unless (i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indentures providing for a Guarantee (a "Subsidiary Guarantee") of payment of the Notes by such Restricted Subsidiary and (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against Viatel or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Subsidiary Guarantee; PROVIDED that this paragraph shall not be applicable to any Guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not Incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary. If the Guaranteed Indebtedness is (A) PARI PASSU with the Notes, then the Guarantee of such Guaranteed Indebtedness shall be PARI PASSU with, or subordinated to, the Subsidiary Guarantee or (B) subordinated to the Notes, then the Guarantee of such Guaranteed Indebtedness shall be subordinated to the Subsidiary Guarantee at least to the extent that the Guaranteed Indebtedness is subordinated to the Notes.

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
    Notwithstanding the foregoing, any Subsidiary Guarantee by a Restricted Subsidiary may provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of Viatel, of all of Viatel's and each Restricted Subsidiary's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indentures) or (ii) the release or discharge of the Guarantee which resulted in the creation of such Subsidiary Guarantee, except a discharge or release by or as a result of payment under such Guarantee.

    LIMITATION ON TRANSACTIONS WITH SHAREHOLDERS AND AFFILIATES

    Viatel will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 5% or more of any class of Capital Stock of Viatel or with any Affiliate of Viatel or any Restricted Subsidiary, except upon fair and reasonable terms no less favorable to Viatel or such Restricted Subsidiary than could be obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of the execution of the agreement providing therefor, in a comparable arm's-length transaction with a Person that is not such a holder or an Affiliate.

    The foregoing limitation does not limit, and shall not apply to (i) transactions (A) approved by a majority of the disinterested members of the Board of Directors or (B) for which Viatel or a Restricted Subsidiary delivers to the Trustee a written opinion of a nationally recognized investment banking firm stating that the transaction is fair to Viatel or such Restricted Subsidiary from a financial point of view; (ii) any transaction solely between Viatel and any of its Restricted Subsidiaries or solely between Restricted Subsidiaries; (iii) the payment of reasonable and customary regular fees to directors of Viatel who are not employees of Viatel; (iv) any payments or other transactions pursuant to any tax-sharing agreement between Viatel and any other Person with which Viatel files a consolidated tax return or with which Viatel is part of a consolidated group for tax purposes; (v) compensation, indemnification, and other benefits paid or made available to officers, directors, and employees in the ordinary course of business in connection with services actually rendered and consistent with past practice; (vi) transactions in accordance with the Existing Stockholder Agreements as in effect on April 8, 1998; or (vii) any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant. Notwithstanding the foregoing, any transaction or series of related transactions covered by the first paragraph of this "Limitation on Transactions with Shareholders and Affiliates" covenant and not covered by clauses (ii) through (v) of this paragraph, the aggregate amount of which exceeds $2.0 million in value, must be approved or determined to be fair in the manner provided for in clause (i)(A) or (B) above.

    LIMITATION ON LIENS

    Viatel will not, and will not permit any Restricted Subsidiary to, create, incur, assume or suffer to exist any Lien on any of its assets or properties of any character (including, without limitation, licenses), or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary, without making effective provision for all of the Notes and all other amounts due under the Indentures to be directly secured equally and ratably with (or, if the obligation or liability to be secured by such Lien is subordinated in right of payment to the Notes, prior to) the obligation or liability secured by such Lien.

    The foregoing limitation does not apply to (i) Liens existing on April 8, 1998; (ii) Liens granted after April 8, 1998 on any assets or Capital Stock of Viatel or its Restricted Subsidiaries created in favor of the Holders; (iii) Liens with respect to the assets of a Restricted Subsidiary granted by such Restricted Subsidiary to Viatel or a Wholly Owned Restricted Subsidiary to secure Indebtedness owing to Viatel or such other Restricted Subsidiary; (iv) Liens securing Indebtedness permitted to be Incurred under clause (iii) of the second paragraph of the "Limitation on Indebtedness" covenant which is Incurred to refinance secured Indebtedness; PROVIDED that such Liens do not extend to or cover any property or assets of Viatel or any Restricted Subsidiary other than the property or assets securing the Indebtedness being refinanced;

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(v) Liens on the Capital Stock of, or any property or assets of, a Restricted
Subsidiary securing Indebtedness of such Restricted Subsidiary permitted under the "Limitation on Indebtedness" covenant; (vi) Liens on the Capital Stock of Restricted Subsidiaries that own a substantial portion of assets financed with Indebtedness Incurred under clause (vii) of the "Limitation on Indebtedness" covenant, if such liens secure only such Indebtedness; or (vii) Permitted Liens.

    LIMITATION ON SALE-LEASEBACK TRANSACTIONS

    Viatel will not, and will not permit any Restricted Subsidiary to, enter into any sale-leaseback transaction involving any of its assets or properties whether now owned or hereafter acquired, whereby Viatel or a Restricted Subsidiary sells or transfers such assets or properties and then or thereafter leases such assets or properties or any part thereof or any other assets or properties which Viatel or such Restricted Subsidiary, as the case may be, intends to use for substantially the same purpose or purposes as the assets or properties sold or transferred; PROVIDED that a sale-leaseback transaction shall not include any lease in connection with which Viatel or a Restricted Subsidiary acquires assets or property in anticipation of the substantially contemporaneous sale or transfer to the lessor under such lease.

    The foregoing restriction does not apply to any sale-leaseback transaction if (i) the lease is for a period, including renewal rights, of not in excess of three years; (ii) the lease secures or relates to industrial revenue or pollution control bonds; (iii) the transaction is solely between Viatel and any Restricted Subsidiary or solely between Restricted Subsidiaries; or (iv) Viatel or such Restricted Subsidiary, within 12 months after the sale or transfer of any assets or properties is completed, applies an amount not less than the net proceeds received from such sale in accordance with clause (A) or (B) of the first paragraph of the "Limitation on Asset Sales" covenant described below.

    LIMITATION ON ASSET SALES

    Viatel and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (i) the consideration received by Viatel or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (ii) at least 75% of the consideration received consists of cash or Temporary Cash Investments. In the event and to the extent that the Net Cash Proceeds received by Viatel or any of its Restricted Subsidiaries from one or more Asset Sales occurring on or after April 8, 1998 in any period of 12 consecutive months exceed 10% of Adjusted Consolidated Net Tangible Assets (determined as of the date closest to the commencement of such 12-month period for which a consolidated balance sheet of Viatel and its Subsidiaries has been filed with the Commission pursuant to the "Commission Reports and Reports to Holders" covenant), then Viatel shall or shall cause the relevant Restricted Subsidiary to (i) within 12 months after the date Net Cash Proceeds so received exceed 10% of Adjusted Consolidated Net Tangible Assets (A) apply an amount equal to such excess Net Cash Proceeds to permanently repay unsubordinated Indebtedness of Viatel, or any Restricted Subsidiary providing a Subsidiary Guarantee pursuant to the "Limitation on Issuances of Guarantees by Restricted Subsidiaries" covenant described above or Indebtedness of any other Restricted Subsidiary, in each case owing to a Person other than Viatel or any of its Restricted Subsidiaries or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), either in property or assets (other than current assets) of a nature or type or that are used in a business, or in a company having property and assets of a nature or type, or engaged in a business, in either case similar or related to the nature or type of the property and assets of, or the business of, Viatel or any of its Restricted Subsidiaries existing on the date of such investment (as determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a Board Resolution) and (ii) apply (no later than the end of the 12-month period referred to in clause (i)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (i)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant. The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (i) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

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    If, as of the first day of any calendar month, the aggregate amount of
Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $10 million, Viatel must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the Holders on a PRO RATA basis an aggregate principal amount of Notes equal to the Excess Proceeds on such date, at a purchase price equal to 101% of the principal amount of the 11.25% Notes and the 11.15% Notes and 101% of the Accreted Value of the 12.50% Notes and 12.40% Notes on the relevant Payment Date, plus, in each case, accrued interest (if any) to the Payment Date.

REPURCHASE OF NOTES UPON A CHANGE OF CONTROL

    Viatel must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount of the 11.25% Notes and the 11.15% Notes and 101% of the Accreted Value of the 12.50% Notes and 12.40% Notes on the relevant Payment Date, plus accrued interest (if any) to the Payment Date.

    There can be no assurance that Viatel will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of Viatel which might be outstanding at the time). The above covenant requiring Viatel to repurchase the Notes will, unless consents are obtained, require Viatel to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

COMMISSION REPORTS AND REPORTS TO HOLDERS

    At all times from and after the earlier of (i) the date of the commencement of an Exchange Offers or the effectiveness of the Shelf Registration Statement (the "Registration") and (ii) October 8, 1998, in either case, whether or not Viatel is then required to file reports with the Commission, Viatel shall file with the Commission all such reports and other information as it would be required to file with the Commission by Sections 13(a) or 15(d) under the Securities Exchange Act of 1934 if it were subject thereto. Viatel shall supply the Trustee and each Holder or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information. In addition, at all times prior to the earlier of the date of the Registration and October 8, 1998, Viatel shall, at its cost, deliver to each Holder of the Notes quarterly and annual reports substantially equivalent to those which would be required by the Exchange Act. In addition, at all times prior to the Registration, upon the request of any Holder or any prospective purchaser of the Notes designated by a Holder, Viatel shall supply to such Holder or such prospective purchaser the information required under Rule 144A under the Securities Act.

EVENTS OF DEFAULT

    The following events will be defined as "Events of Default" in the
Indentures: (a) default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise; (b) default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days; PROVIDED that a failure to make any of the first six scheduled interest payments on the Senior Notes in a timely manner will constitute an Event of Default with no grace or cure period; (c) default in the performance or breach of the provisions of the relevant Indentures applicable to mergers, consolidations and transfers of all or substantially all of the assets of Viatel or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant; (d) Viatel defaults in the performance of or breaches any other covenant or agreement of Viatel in the Indentures or under the Notes (other than a default specified in clause (a), (b) or (c) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount or principal amount at maturity, as the case

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may be, of any series of Notes; (e) there occurs with respect to any issue or issues of Indebtedness of Viatel or any Significant Subsidiary having an outstanding principal amount of $10 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default; (f) any final judgment or order (not covered by insurance) for the payment of money in excess of $10 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against Viatel or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $10 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect; (g) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of Viatel or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Viatel or any Significant Subsidiary or for all or substantially all of the property and assets of Viatel or any Significant Subsidiary or (C) the winding up or liquidation of the affairs of Viatel or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or (h) Viatel or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of Viatel or any Significant Subsidiary or for all or substantially all of the property and assets of Viatel or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors.

    If an Event of Default (other than an Event of Default specified in clause
(g) or (h) above that occurs with respect to Viatel) occurs and is continuing under any Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount or principal amount at maturity, as the case may be, of any series of Notes, then outstanding, by written notice to Viatel (and to the Trustee if such notice is given by the Holders), may, and the Trustee at the request of such Holders shall, declare the principal amount (in the case of the 11.25% Notes and 11.15% Notes) or Accreted Value (in the case of the 12.50% Notes or 12.40% Notes) of, premium, if any, and accrued interest on the relevant series of Notes to be immediately due and payable. Upon a declaration of acceleration, such principal amount or Accreted Value, as the case may be, of premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (e) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (e) shall be remedied or cured by Viatel or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause
(g) or (h) above occurs with respect to Viatel, the principal amount or Accreted Value, as the case may be, of premium, if any, and accrued interest on the Notes then outstanding shall IPSO FACTO become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount or principal amount at maturity, as the case may be, of the outstanding Notes of any series, by written notice to Viatel and to the Trustee, may waive all past defaults with respect to such series of Notes and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the Notes that have become due solely by such declaration of acceleration, have

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been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "-- Modification and Waiver."

    The Holders of at least a majority in aggregate principal amount or principal amount at maturity, as the case may be, of the outstanding Notes of any series, may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the relevant Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of the relevant Notes, not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of the relevant Notes. A Holder may not pursue any remedy with respect to the Indentures or the Notes unless: (i) the Holder gives the Trustee written notice of a continuing Event of Default; (ii) the Holders of at least 25% in aggregate principal amount or principal amount at maturity, as the case may be, of outstanding Notes of the relevant series, make a written request to the Trustee to pursue the remedy; (iii) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense; (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and (v) during such 60-day period, the Holders of a majority in aggregate principal amount or principal amount at maturity, as the case may be, of the outstanding Notes of the relevant series, do not give the Trustee a direction that is inconsistent with the request. However, such limitations do not apply to the right of any Holder of a Note to receive payment of the Accreted Value of, premium, if any, or interest on, such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the Holder.

    The Indentures require certain officers of Viatel to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of Viatel and its Restricted Subsidiaries and Viatel's and its Restricted Subsidiaries' performance under the Indentures and that Viatel has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. Viatel will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indentures.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    Viatel will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into Viatel unless: (i) Viatel shall be the continuing Person, or the Person (if other than Viatel) formed by such consolidation or into which Viatel is merged or that acquired or leased such property and assets of Viatel shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of Viatel on all of the Notes and under the Indentures; (ii) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis, Viatel or any Person becoming the successor obligor of the Notes shall have a Consolidated Net Worth equal to or greater than the Consolidated Net Worth of Viatel immediately prior to such transaction; (iv) immediately after giving effect to such transaction on a pro forma basis Viatel, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness" covenant; PROVIDED that this clause (iv) shall not apply to (x) a consolidation, merger or sale of all (but not less than all) of the assets of Viatel if all Liens and Indebtedness of Viatel or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would, if Incurred at such time, have been permitted to be Incurred (and all such Liens and Indebtedness, other than Liens and Indebtedness of Viatel and its

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Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indentures or (y) a consolidation, merger or sale of all or substantially all of the assets of Viatel if immediately after giving effect to such transaction on a pro forma basis, Viatel or any Person becoming the successor obligor of the Notes shall have a Consolidated Leverage Ratio equal to or less than the Consolidated Leverage Ratio of Viatel immediately prior to such transaction; and (v) Viatel delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clauses (iii) and (iv) above) and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; PROVIDED, HOWEVER, that clauses (iii) and (iv) above do not apply if, in the good faith determination of the Board of Directors of Viatel, whose determination shall be evidenced by a Board Resolution, the principal purpose of such transaction is to change the state of incorporation of Viatel; and PROVIDED FURTHER that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

DEFEASANCE

    DEFEASANCE AND DISCHARGE. Each Indenture provides that Viatel will be deemed to have paid and will be discharged from any and all obligations in respect of the Notes issued thereunder on the 123rd day after the deposit referred to below, and the provisions of the relevant Indenture will no longer be in effect with respect to such Notes (except for, among other matters, certain obligations to register the transfer or exchange of such Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things, (A) Viatel has deposited with the relevant Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the relevant Notes on the Stated Maturity of such payments in accordance with the terms of the relevant Indenture and the Notes, (B) Viatel has delivered to the relevant Trustee (i) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of Viatel's exercise of its option under this "Defeasance" provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after April 8, 1998 such that a ruling is no longer required or (y) a ruling directed to the relevant Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (ii) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940 and after the passage of 123 days following the deposit, the trust fund will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law, (C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing on the date of such deposit or during the period ending on the 123rd day after the date of such deposit, and such deposit shall not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which Viatel or any of its Subsidiaries is a party or by which Viatel or any of its Subsidiaries is bound and (D) if at such time the relevant Notes are listed on a national securities exchange, Viatel has delivered to the relevant Trustee an Opinion of Counsel to the effect that the relevant Notes will not be delisted as a result of such deposit, defeasance and discharge.

    DEFEASANCE OF CERTAIN COVENANTS AND CERTAIN EVENTS OF DEFAULT. Each Indenture further provides that the provisions of such Indenture will no longer be in effect with respect to clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets" and all the covenants described herein under "Covenants," clause (c) under "Events of Default" with respect to such clauses (iii) and (iv) under "Consolidation, Merger and Sale of Assets," clause (d) under "Events of Default" with respect to such other covenants and

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clauses (e) and (f) under "Events of Default" shall be deemed not to be Events of Default upon, among other things, the deposit with the relevant Trustee, in trust, of money and/or U.S. Government Obligations, in the case of the 12.50% Notes and the 11.25% Notes, or German Government Obligations, in the case of the 12.40% Notes and the 11.15% Notes, that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient to pay the principal of, premium, if any, and accrued interest on the relevant Notes on the Stated Maturity of such payments in accordance with the terms of the relevant Indenture and the Notes, the satisfaction of the provisions described in clauses (B)(ii), (C) and (D) of the preceding paragraph and the delivery by Viatel to the relevant Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

    DEFEASANCE AND CERTAIN OTHER EVENTS OF DEFAULT. In the event the Company exercises its option to omit compliance with certain covenants and provisions of an Indenture with respect to any series of Notes as described in the immediately preceding paragraph and such Notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations, in the case of the 12.50% Notes and the 11.25% Notes, or German Government Obligations, in the case of the 12.40% Notes and the 11.15% Notes, on deposit with the relevant Trustee will be sufficient to pay amounts due on such Notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on such Notes at the time of the acceleration resulting from such Event of Default. However, Viatel will remain liable for such payments.

MODIFICATION AND WAIVER

    Modifications and amendments of each Indenture may be made by Viatel and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount at maturity of the outstanding 12.50% Notes or 12.40% Notes, or aggregate principal amount of the 11.25% Notes or 11.15% Notes, as the case may be; PROVIDED, HOWEVER, that no such modification or amendment may, without the consent of each Holder affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Note, (ii) reduce the principal amount of, or premium, if any, or interest on, any Note, (iii) change the place or currency of payment of principal of, or premium, if any, or interest on, any Note, (iv) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note, (v) reduce the above-stated percentage of outstanding 11.25% Notes, 12.50% Notes, 11.15% Notes or 12.40% Notes, as the case may be, the consent of whose Holders is necessary to modify or amend the applicable Indenture, (vi) waive a default in the payment of principal of, premium, if any, or interest on the Notes or (vii) reduce the percentage or aggregate principal amount or principal amount at maturity, as the case may be, of outstanding 11.25% Notes, 12.50% Notes, 11.15% Notes or 12.40% Notes, as the case may be, the consent of whose Holders is necessary for waiver of compliance with certain provisions of the applicable Indenture or for waiver of certain defaults.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS, OR
  EMPLOYEES

    The Indentures provide that no recourse for the payment of the principal of, premium, if any, or interest on any of the Notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of Viatel in the Indentures, or in any of the Notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of Viatel or of any successor Person thereof. Each Holder, by accepting the Notes, waives and releases all such liability.

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
CONCERNING THE TRUSTEE

    The Indentures provide that, except during the continuance of a Default, the Trustee will not be liable, except for the performance of such duties as are specifically set forth in such Indentures. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indentures as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

    The Indentures and provisions of the TIA incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of Viatel, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; PROVIDED, HOWEVER, that if it acquires any conflicting interest, it must eliminate such conflict or resign.

BOOK ENTRY; DELIVERY AND FORM

12.50% EXCHANGE NOTES AND 11.25% EXCHANGE NOTES


    The 12.50% Exchange Notes and the 11.25% Exchange Notes will be represented by the New Global Notes issued in definitive, fully registered book-entry form which will be registered in the name of DTC or its nominee and deposited on behalf of the beneficial holders of such 12.50% Exchange Notes and 11.25% Exchange Notes represented thereby with a custodian for DTC for credit to the respective accounts of the beneficial holders (or to such other accounts as they may direct at the Euroclear or Cedel).


    THE NEW GLOBAL NOTES. Viatel expects that pursuant to procedures established by DTC (a) upon deposit of the New Global Notes, DTC or its custodian will credit on its internal system portions of the New Global Notes which shall be comprised of the corresponding respective principal amount of the New Global Notes to the respective accounts of persons who have accounts with such depositary and (b) ownership of the 12.50% Exchange Notes and 11.25% Exchange Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee (with respect to interests of Participants (as defined herein)) and the records of Participants (with respect to interests of Persons other than Participants). Ownership of beneficial interests in the New Global Notes will be limited to persons who have accounts with DTC ("Participants") or persons who hold interests through Participants.

    So long as DTC or its nominee is the registered owner or holder of the 12.50% Exchange Notes and 11.25% Exchange Notes, DTC or such nominee will be considered the sole owner or holder of the 12.50% Exchange Notes and 11.25% Exchange Notes represented by the New Global Notes for all purposes under the Indentures and the New Global Notes. No beneficial owner of an interest in the New Global Notes will be able to transfer such interest except in accordance with the applicable procedures of DTC, Euroclear and Cedel.


    Payments of the principal of or premium, if any, on and interest on the New Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Viatel nor the Trustee or any Paying Agent under the applicable Indenture will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the New Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.


    Viatel expects that DTC or its nominee, upon receipt of any payment of the principal or premium, if any, on and interest on the New Global Notes, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the New Global Notes as shown on the records of DTC or its nominee. Viatel also expects that payments by Participants to owners of beneficial interests in the New Global Notes held through Participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers

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registered in the names of nominees for such customers. Such payments will be the responsibility of such Participants.

    Transfers between Participants in DTC will be effected in accordance with DTC rules and will be settled in immediately available funds. If a holder requires physical delivery of certificated notes for any reason, including to sell 12.50% Exchange Notes or 11.25% Exchange Notes, respectively, to persons in states which require physical delivery of such securities or to pledge such securities, such holder must transfer its interest in the New Global Notes in accordance with the normal procedures of DTC and in accordance with the procedures set forth in the respective Indenture.

    DTC has advised Viatel that DTC will take any action permitted to be taken by a holder of New Global Notes (including the presentation of New Global Notes for exchange as described below) only at the direction of one or more Participants to whose account the DTC interests in the New Global Notes are credited and only in respect of the aggregate principal amount of 12.50% Exchange Notes and 11.25% Exchange Notes, as the case may be, as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the applicable Indenture, DTC will exchange the applicable New Global Notes for certificated notes which it will distribute to its Participants.


    DTC has advised Viatel as follows: DTC is a limited-purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "clearing agency" registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities for its Participants and facilitate the clearance and settlement of securities transactions between Participants through electronic book-entry changes in accounts of its Participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").


    Although DTC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in the New Global Notes among Participants of DTC, Euroclear and Cedel, they are under no obligations to follow such procedures, and such procedures may be discontinued at any time. Neither Viatel, the Trustee nor any Paying Agent under the respective Indenture will have any responsibility for the performance by DTC, Euroclear or Cedel or the Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

    CERTIFICATED NOTES. Subject to certain conditions, any person having a beneficial interest in the New Global Notes may, upon request to the Trustee, exchange such beneficial interest for 12.50% Exchange Notes or 11.25% Exchange Notes, as the case may be, in the form of certificated notes. Upon any such issuance, the Trustee is required to register such certificated notes in the name of, and cause the same to be delivered to, such person or persons (or any nominee thereof). In addition, interests in the New Global Notes will be exchangeable or transferable, as the case may be, for certificated notes if (i) DTC notifies Viatel that it is unwilling or unable to continue as depositary for such New Global Notes, or DTC ceases to be a "Clearing Agency" registered under the Exchange Act, and a successor depositary is not appointed by Viatel within 90 days or (ii) an Event of Default has occurred and is continuing with respect to such Notes. Upon the occurrence of any of the events described in the preceding sentence, Viatel will cause the appropriate certificated notes to be delivered. Certificated notes may only be transferred on the books and records of the Paying Agent for such Notes.

12.40% EXCHANGE NOTES AND 11.15% EXCHANGE NOTES

    The 12.40% Exchange Notes and the 11.15% Exchange Notes will each be represented by permanent global certificates without interest coupons. Certain of such permanent global certificates will be the New DBC-DM Global Certificates and will be kept in custody by Deutsche Borse Clearing AG, will be issued in

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bearer form and will represent the 12.40% Exchange Notes issued in exchange for
Existing 12.40% Notes and the 11.15% Exchange Notes issued in exchange for Existing 11.15% Notes, in each case as originally sold outside the United States to non-U.S. persons pursuant to Regulation S and will be held through financial institutions that are account holders in DBC ("DBC Accountholders"). The other permanent global certificates will be represented by the New DTC-DM Global Certificates, and will include the 12.40% Exchange Notes and 11.15% Exchange Notes which are held through Euroclear and Cedel, each of which has an account with DTC. The New DTC-DM Global Certificates will be deposited with a custodian for DTC, will be issued in registered form in the name of the nominee of DTC, and will represent the 12.40% Exchange Notes issued in exchange for Existing 12.40% Notes and the 11.15% Exchange Notes issued in exchange for Existing 11.15% Notes, in each case as originally sold to QIBs pursuant to Rule 144A and will be held through financial institutions that are Participants in DTC.



    The amount of 12.40% Exchange Notes and 11.15% Exchange Notes represented by each of the New DBC-DM Global Certificates and the New DTC-DM Global Certificates is evidenced by the register (the "Register") maintained for that purpose by the Registrar (as defined herein). Together, (i) the 12.40% Exchange Notes represented by the New DBC-DM Global Certificates and the New DTC-DM Global Certificates will equal the aggregate principal amount at maturity of the 12.40% Exchange Notes outstanding at any time and (ii) the 11.15% Exchange Notes represented by the New DBC-DM Global Certificates and the New DTC-DM Global Certificates will equal the aggregate principal amount of the 11.15% Exchange Notes outstanding at any time.


    Transfers of 12.40% Exchange Notes and 11.15% Exchange Notes will be limited to transfers of book-entry interests between and within DBC and DTC. Transfers of 12.40% Exchange Notes and 11.15% Exchange Notes between DBC Accountholders on the one hand and DTC Participants on the other hand shall be recorded in the Register and shall be effected by an increase or a reduction in the aggregate amount of 12.40% Exchange Notes or 11.15% Exchange Notes, as the case may be, represented by the New DBC-DM Global Certificates and a corresponding reduction or increase in the aggregate amount of 12.40% Exchange Notes or 11.15% Exchange Notes represented by the New DTC-DM Global Certificates.

    Owners of legal co-ownership interests in the New DBC-DM Global Certificates or of beneficial interests in the New DTC-DM Global Certificates will not be entitled to have 12.40% Exchange Notes or 11.15% Exchange Notes registered in their names, and will not receive or be entitled to receive physical delivery of definitive certificates representing individual 12.40% Exchange Notes or 11.15% Exchange Notes, as the case may be.


    Viatel has appointed The Bank of New York, as registrar (the "Registrar"), and as paying agent in respect of the 12.40% Exchange Notes and 11.15% Exchange Notes represented by the New DTC-DM Global Certificates (the "U.S. Paying Agent") and Deutsche Bank AG as co-registrar (the "Co-Registrar") and as paying agent for the 12.40% Exchange Notes and 11.15% Exchange Notes represented by the New DBC-DM Global Certificates (the "DM Paying Agent", and together with the U.S. Paying Agent, the "Paying Agents"). The Registrar, together with the Co-Registrar, provides the link between DTC and DBC. Viatel shall ensure that for as long as any 12.40% Exchange Notes and 11.15% Exchange Notes shall be outstanding there shall always be a registrar, a U.S. paying agent and a DM paying agent to perform the functions assigned to any of them in the 12.40% Notes Indenture and the 11.15% Notes Indenture.


    Payment of principal of and interest on the 12.40% Exchange Notes and 11.15% Exchange Notes represented by the New Global Certificates will be made by Viatel in German Deutschmarks through the DM Paying Agent. Payments of principal of and interest on the New DBC-DM Global Certificates will be made by the DM Paying Agent in German Deutschmarks directly to DBC. Payment of principal of and interest on the New DTC-DM Global Certificates will be made by the DM Paying Agent to the U.S. Paying Agent, which in turn shall make such payments in U.S. Dollars to the nominee for DTC, as the registered holder of the New DTC-DM Global Certificates or in German Deutschmarks to any person holding

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beneficial interests in the New DTC-DM Global Certificates electing to receive payments in German Deutschmarks as described below.


    Any person holding beneficial interests in the New DTC-DM Global Certificates (a "New DTC-DM Note Holder") shall receive payments of principal and interest in respect of 12.40% Exchange Notes and 11.15% Exchange Notes, as the case may be, in U.S. Dollars, unless such DTC-DM Note Holder elects to receive payments in German Deutschmarks in accordance with the procedures set forth below. To the extent that the New DTC-DM Note Holders shall not have made such election in respect of any payment of principal or interest, the aggregate amount designated for all such New DTC-DM Note Holders in respect of such payment (the "DM Conversion Amount") shall be credited to the U.S. Paying Agent's account and converted by the U.S. Paying Agent into U.S. Dollars and paid by wire transfer of same-day funds to the registered holder of the New DTC-DM Global Certificates for payment through DTC's settlement system to the relevant DTC Participants.


    In addition to acting in its capacity as U.S. Paying Agent, The Bank of New York may act as a foreign exchange dealer for purposes of converting German Deutschmarks to U.S. Dollars as described in the paragraph above and, when acting as a foreign exchange dealer, The Bank of New York will derive profits from such activities in addition to the fees earned by it for its services as Trustee, Registrar and U.S. Paying Agent. Each such conversion will be made on such terms, conditions and charges not inconsistent with the terms of the 12.40% Notes and 11.15% Notes as The Bank of New York may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable U.S. law and regulations.


    A New DTC-DM Note Holder may elect to receive payment of principal and interest with respect to the 12.40% Exchange Notes and 11.25% Exchange Notes in German Deutschmarks by causing DTC through the relevant DTC Participant to notify the U.S. Paying Agent by the time specified below of (i) such New DTC-DM Note Holder's election to receive all or a portion of such payment in German Deutschmarks and (ii) wire transfer instructions to a German Deutschmark account in the Federal Republic of Germany. Such election in respect of any payment must be made by the New DTC-DM Note Holder at the time and in the manner required by the DTC procedures applicable from time to time and shall, in accordance with such procedures, be irrevocable and shall relate only to such payment. DTC notifications of such election, wire transfer instructions and the amount payable in German Deutschmarks must be received by the U.S. Paying Agent prior to 5:00 p.m. New York City time on the fifth New York Business Day (as defined below) following the relevant record date in the case of interest, and prior to 5:00 p.m. New York City time on the tenth day prior to the payment date for the payment of principal. Any payments in German Deutschmarks shall be made by wire transfer of same-day funds to German Deutschmarks accounts designated by DTC. The term "New York Business Day" shall mean any day other than a Saturday or Sunday or a day on which banking institutions in New York City are authorized or required by law or executive order to close.



    Payments by DTC Participants and Indirect Participants to owners of beneficial interests in the New DTC-DM Global Certificates will be governed by standing instructions and customary practices, as is now the case with securities held by the accounts of customers registered in "street name," and will be the responsibility of the DTC Participants or Indirect DTC Participants. Neither the Trustee nor either Paying Agent will have any responsibility or liability for any aspect of the records of DTC relating to or payments made by DTC on account of beneficial interests in the New DTC-DM Global Certificates or for maintaining, supervising or reviewing any records of DTC relating to such beneficial interests. Substantially similar principles will apply with regard to the New DBC-DM Global Certificates and payments to holders of interests therein.


CLEARING AND SETTLEMENT

DBC

    DBC is incorporated under the laws of Germany and acts as a specialized depositary and clearing organization. DBC is subject to regulations and supervision by the German Banking Supervisory Authority.

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    DBC holds securities for DBC Accountholders and facilitates the clearance and settlement of securities transactions between its DBC Accountholders through electronic book-entry changes in securities accounts with simultaneous payment in German Deutschmarks in same-day funds. Thus, the need for physical delivery of certificates is eliminated.

    DBC provides to the DBC Accountholders, among other things, services for safekeeping, administration, clearance and settlement of domestic German and internationally traded securities and securities-lending and borrowing. DBC Accountholders include banking institutions located in Germany, including German branches of non-German financial institutions, securities brokers or dealers admitted to a German stock exchange that meet certain additional requirements, certain foreign clearing institutions and, subject to certain requirements, other credit institutions within the European Union. Indirect access to DBC is available to others such as securities brokers and dealers, banks, trust companies, clearing corporations and others, including individuals that clear through or maintain custodial relationships with DBC Accountholders either directly or indirectly.

CEDEL

    Cedel, 67 Boulevard Grande-Duchesse Charlotte, L-1331 Luxembourg, was incorporated in 1970 as a limited company under Luxembourg law. Cedel is owned by banks, securities dealers and financial institutions, and currently has about 100 shareholders, including U.S. financial institutions or their subsidiaries. No single entity may own more than five percent of Cedel's stock. Cedel is registered as a bank in Luxembourg, and as such is subject to regulation by the Insitut Monetaire Luxembourgeois (the Luxembourg Monetary Authority or "IML"), which supervises Luxembourg banks. Cedel holds securities for its customers and facilitates the clearance and settlement of securities transactions by electronic book-entry transfers between their accounts. Cedel provides various services, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Cedel also deals with domestic securities markets in several countries through established depository and custodial relationships. Cedel has established an electronic bridge with Morgan Guaranty Trust as the Euroclear Operator in Brussels to facilitate settlement of trades between systems. Cedel currently accepts over 90,000 securities issues on its books.


    Cedel's customers are worldwide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations ("Cedel Participants"). Cedel's U.S. customers are limited to securities brokers and dealers, and banks. Currently, Cedel has approximately 3,000 customers located in over 60 countries, including all major European countries, Canada, and the United States. Indirect access to Cedel is available to other institutions which clear through or maintain a custodial relationship with an account holder of Cedel.


EUROCLEAR


    Euroclear was created in 1968 to hold securities for Euroclear participants (as defined below) and to clear and settle transactions between Euroclear Participants through simultaneous book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in various currencies, including German Deutschmarks. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by the Brussels, Belgium office of Morgan Guaranty Trust Company of New York (the "Euroclear Operator"), under contract with Euroclear Clearance System S.C., a Belgian cooperative corporation (the "Cooperative"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. Euroclear participants (the "Euroclear Participants") include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.


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    The Euroclear Operator is the Belgian branch of a New York banking corporation which is a member bank of the Federal Reserve System. As such, it is regulated and examined by the Board of Governors of the Federal Reserve System and the New York State Banking Department, as well as the Belgian Banking Commission.



    Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the Related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Euroclear Terms and Conditions"). The Euroclear Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Euroclear Terms and Conditions only on behalf of Euroclear Participants, and has no record of, or relationship with, persons holding through Euroclear Participants.


    Distributions with respect to Notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear Participants in accordance with the Euroclear Terms and Conditions, to the extent received by the Euroclear Operator.

GLOBAL CLEARANCE AND SETTLEMENT PROCEDURES

    The following paragraphs set forth the procedures governing settlement of secondary market sales of securities such as the 12.40% Exchange Notes and 11.15% Exchange Notes in effect on the date hereof.

    SECONDARY MARKET SALES WITHIN EACH CLEARING SYSTEM AND BETWEEN EUROCLEAR PARTICIPANTS AND CEDEL PARTICIPANTS. These sales will settle in accordance with the rules and procedures established by the relevant system. Sales to be settled within Euroclear or Cedel and between Euroclear and Cedel will normally settle on a three-day basis unless parties specify a different period (which may be as short as two days). DTC is a U.S. Dollar-based system but sales may be settled in other currencies on a free-delivery basis. Sales to be settled within DTC denominated in U.S. Dollars can settle on a same-day basis; in the case of non-U.S. Dollar-denominated sales within DTC, the 12.40% Exchange Notes and the 11.15% Exchange Notes can be delivered same-day, but payment will be made outside DTC.

    SECONDARY MARKET SALES BETWEEN DBC ACCOUNTHOLDERS AND EUROCLEAR OR CEDEL PARTICIPANTS. These trades normally settle on a three-day basis unless parties specify a different period (which may be as short as two days).

    SECONDARY MARKET SALES FROM A DTC PARTICIPANT TO A DBC ACCOUNTHOLDER OR A EUROCLEAR OR CEDEL PARTICIPANT. Two days prior to settlement, a DTC Participant selling 12.40% Exchange Notes or 11.15% Exchange Notes to a DBC Accountholder or a Euroclear Participant or Cedel Participant will notify The Bank of New York of the settlement instructions and will deliver the 12.40% Exchange Notes or 11.15% Exchange Notes, as the case may be, to the DM Paying Agent by means of DTC's Delivery Order procedures. The Bank of New York will send the settlement instructions to the DM Paying Agent. One day prior to settlement, the DM Paying Agent will enter delivery-versus-payment instructions into DBC for settlement through its DBC transfer account; the Euroclear Participant or Cedel Participant will instruct its clearing system to transmit receipt-versus-payment instructions to DBC and the DBC Accountholder will transmit such instructions directly to DBC, with The Bank of New York as counterparty. On the settlement date, the DTC Participant will input a Deposit/Withdrawal at Custodian ("DWAC") transaction to remove the 12.40% Exchange Notes or 11.15% Exchange Notes, as the case may be, to be sold from its DTC securities account; matched and pre-checked trades are settled-versus-payment, and the DBC Accountholder's or Euroclear Participant's or Cedel Participant's securities account is credited the same day for the value settlement date, and the DM Paying Agent causes the DTC Participant's pre-specified DM account at the DM Paying Agent to be credited for same-day value, or any other DM account pre-specified by such DTC participant for value the next day.

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
    SECONDARY MARKET SALES FROM A DBC ACCOUNTHOLDER OR A EUROCLEAR OR CEDEL PARTICIPANT TO A DTC PARTICIPANT. Two days prior to settlement, a DTC Participant will send The Bank of New York the details of the transaction for transmittal to the DM Paying Agent and instruct its bank to fund the DM Paying Agent's German Deutschmark account one day prior to settlement.

    The Euroclear Participant or Cedel Participant will instruct its clearing system no later than one day prior to settlement to transmit settlement instructions to DBC, and a DBC Accountholder will transmit one day prior to settlement such instructions directly to DBC, naming the DM Paying Agent as counterparty with further credit to DTC. At the same time (I.E., one day prior to settlement), the DM Paying Agent will transmit settlement instructions to DBC.

    On the settlement day, upon settlement of the trade in DBC, the DM Paying Agent will so inform The Bank of New York; the DTC Participant will initiate a DWAC deposit transaction for The Bank of New York to approve, resulting in a deposit of 12.40% Exchange Notes or 11.15% Exchange Notes, as the case may be, in the DTC Participant's securities account same-day value. The DBC Accountholder or a Euroclear Participant's or Cedel Participant's accounts are credited with the sales proceeds same-day value.

    Settlement in other currencies between the DTC and DBC systems is possible free-of-payment transfers to move the 12.40% Exchange Notes and the 11.15% Exchange Notes, but funds movement will take place separately.

    Although DTC, DBC, Euroclear and Cedel are expected to follow the foregoing procedures in order to facilitate transfers of interests in the global certificates among DTC Participants, DBC Accountholders, Euroclear Participants and Cedel Participants, they are under no obligation to follow such procedures, and such procedures may be discontinued at any time. Neither Viatel, the Trustee nor any Paying Agent will have responsibility for the performance by DTC, DBC, Euroclear, or Cedel or the DTC Participants, DBC Accountholders, Euroclear Participants or Cedel Participants of their respective obligations under the rules and procedures governing their operations.

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
                       CERTAIN INCOME TAX CONSIDERATIONS

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

    The following summary sets forth the opinion of Kelley Drye & Warren LLP, counsel to the Company, as to the principal U.S. federal income tax consequences of an exchange of the Existing Notes for the Exchange Notes and the ownership and disposition of the Exchange Notes under U.S. federal income tax laws as of the date hereof. This summary is based on current provisions of the Code, applicable final, temporary and proposed Treasury Regulations, judicial authority, and current administrative rulings and pronouncements of the Internal Revenue Service (the "Service") and upon the facts concerning the Company as of the date hereof. There can be no assurance that the Service will not take a contrary view, and no ruling from the Service has been or will be sought by the Company. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

    This summary does not purport to deal with all aspects of taxation that may be relevant to particular holders of the Exchange Notes in light of their personal investment or tax circumstances, or to certain types of investors (including individual retirement accounts and other tax deferred accounts, insurance companies, financial institutions, broker-dealers or tax-exempt organizations) subject to special treatment under the U.S. federal income tax laws. This discussion does not deal with special tax situations, such as the holding of the Exchange Notes as part of a straddle with other investments, or situations in which the functional currency of a holder is not the U.S. dollar. In addition, except as otherwise provided, this discussion deals only with Exchange Notes acquired in exchange for the Existing Notes which were originally acquired at their initial issue prices in the Offering. Further, this discussion deals only with Exchange Notes held as capital assets within the meaning of
Section 1221 of the Code.

    For purposes of this discussion, the term "U.S. Holder" means a citizen or resident of the U.S., a corporation, limited liability company or partnership created or organized in the U.S. or under the law of the U.S. or any state thereof (including the District of Columbia), an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust (or, under certain circumstances, a trust the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source). The term "Non-U.S. Holder" means any person other than a U.S. Holder.

THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY. THE TAX TREATMENT MAY VARY DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF THE EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS.

THE EXISTING NOTES -- UNITS

    For U.S. federal income tax purposes, the Existing Notes were originally issued and sold as part of a Unit with the issue price of a Unit allocated between the components of such Unit based on the Company's best judgment of the relative fair market values on the issue date as follows: (i) $544.11 to the Existing 12.50% Notes and $100 to the Series A Preferred issued therewith; (ii) DM 546.68 to the Existing 12.40% Notes and DM 18.54 to the Subordinated Convertible Debenture issued therewith; (iii) $1,000 to the Existing 11.25% Notes and $100 to the Series A Preferred issued therewith; and (iv) DM 1,000 to the Existing 11.15% Notes and DM 18.54 to the Subordinated Convertible Debenture issued therewith.

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
    Because each Exchange Note is a continuation of the corresponding Existing Note, the term "Note" refers to both the Exchange Notes and the Existing Notes.

    Pursuant to Treasury Regulations issued under provisions of the Code relating to OID (the "OID Regulations"), each holder will be bound by such allocations for U.S. federal income tax purposes unless such holder discloses on a statement attached to its tax return for the taxable year that includes the acquisition date of such Unit that its allocations differs from those of the Company. No assurance can be given that the Service will accept the Company's allocations. If the Company's allocations were successfully challenged by the Service, the accrual of OID, if any, on the Notes, the gain or loss on the sale or other disposition of a Note, and certain other consequences of an investment in the Units could be different from the consequences that would result under the allocations determined by the Company.

    The exchange of the Existing Notes for the Exchange Notes pursuant to the Exchange Offers will not be a taxable event for U.S. federal income tax purposes. As a result, there will not be any material U.S. federal income tax consequences to a holder exchanging the Existing Notes for the Exchange Notes pursuant to the Exchange Offers.

THE NOTES

    Under applicable authorities, the Company intends to treat the Notes as indebtedness for U.S. federal income tax purposes. However, it is possible that the Service will contend that the Notes should be treated as an equity interest in, rather than indebtedness of, the Company. In the event that the Notes are treated as equity, the amount of any actual or constructive payments on any such Note would first be taxable to the holder as dividend income to the extent of the Company's current and accumulated earnings and profits, and next would be treated as a return of capital to the extent of the holder's tax basis in the Note with any remaining amount treated as gain from the sale of a Note. As a result, until such time as the Company has earnings and profits as determined for U.S. federal income tax purposes, payments on any Note treated as equity will be a nontaxable return of capital and will be applied against and reduce the adjusted tax basis of such Note in the hands of its holder (but not below zero) and any excess will be treated as gain from the sale of the Note. Further, payments on the Notes treated as equity to Non-U.S. Holders would not be eligible for the portfolio interest exception from U.S. withholding tax, and dividends thereon would be subject to U.S. withholding tax at a flat rate of 30% (or lower applicable treaty rate) and gain from their sale or other taxable disposition might also be subject to U.S. tax in certain circumstances. In addition, in the event of equity treatment, the Company would not be entitled to deduct interest on the Notes for U.S. federal income tax purposes. The remainder of this discussion assumes that the Notes will constitute indebtedness of the Company for such tax purposes.

    PAYMENTS OF INTEREST ON THE SENIOR NOTES

    GENERAL. Interest paid on a Senior Note (whether in U.S. dollars or in foreign currency) will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received, in accordance with the U.S. Holder's method of accounting for federal income tax purposes.

    FOREIGN CURRENCY DENOMINATED NOTES. A U.S. Holder of an 11.15% Note will be required to include in income the U.S. dollar value of the interest paid on an 11.15% Note. The amount of interest income so realized by a U.S. Holder that uses the cash method of tax accounting will be the U.S. dollar value of the foreign currency payment based on the spot rate of exchange on the date of receipt regardless of whether the payment in fact is converted into U.S. dollars.

    A U.S. Holder that uses the accrual method of tax accounting will accrue interest income on an 11.15% Note in foreign currency, and will translate the accrued amount into U.S. dollars using the average rate of exchange for the accrual period (generally, the simple average of the spot exchange rates for each business day of such period or other average exchange rate for the period reasonably derived and consistently applied by the holder) or, with respect to an accrual period that spans two taxable years, at the

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average rate for the partial period within the taxable year. At the time the interest so accrued in a prior accrual period is received, the U.S. Holder will realize exchange gain or loss equal to the difference, if any, between the spot rate of the foreign currency received by the U.S. Holder and the amount of interest income previously accrued for such period. Such exchange gain or loss, if any, will be ordinary gain or loss and generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the Service.

    A U.S. Holder may elect to translate accrued interest income into U.S. dollars at the spot rate on the last day of the interest accrual period (or, in the case of a partial accrual period, the spot rate on the last day of the taxable year) or, if the date of receipt is within five business days of the last day of the interest accrual period, the spot rate on the date of receipt. A U.S. Holder that makes such an election must apply it consistently to all debt instruments from year to year and cannot change the election without the consent of the Service.

    For purposes of this discussion, the "spot rate" generally means a rate that reflects a fair market rate of exchange available to the public for currency under a "spot contract" in a free market and involving representative amounts. A "spot contract" is a contract to buy or sell a currency on or before two business days following the date of the execution of the contract. If such a spot rate cannot be demonstrated, the Service has the authority to determine the spot rate.

    ORIGINAL ISSUE DISCOUNT

    GENERAL. The Discount Notes will be issued with OID for U.S. federal income tax purposes. Each U.S. Holder will be required to accrue any OID on a Discount
Note into income on a constant-yield basis (regardless of whether such U.S. Holder is a cash or accrual basis taxpayer) in advance of the receipt of corresponding cash payments on such Discount Note. See "-- Taxation of Original Issue Discount."

    The amount of OID with respect to a Discount Note will be equal to the excess of (i) its "stated redemption price at maturity" over (ii) its issue price, as determined above. See "-- The Existing Notes -- Units." Under the OID Regulations, the "stated redemption price at maturity" of a Discount Note will include all payments to be made in respect thereof, including any stated interest payments, other than "qualified stated interest." Payments of qualified stated interest are payments of interest which are unconditionally payable in cash or property (other than debt instruments of the issuer) at least annually at a qualifying rate, including a single fixed rate. Because stated interest on the Discount Notes is not payable until October 15 , 2003, all payments of stated interest on the Discount Notes must be included in the stated redemption price at maturity.

    TAXATION OF ORIGINAL ISSUE DISCOUNT. A U.S. Holder of a Discount Note issued with OID is required to include in gross income for U.S. federal income tax purposes an amount equal to the sum of the "daily portions" of such OID for all days during the taxable year on which the holder holds the Discount Note. The daily portions of OID required to be included in a U.S. Holder's gross income in a taxable year will be determined on a constant-yield basis by allocating to each day during the taxable year on which the holder holds the Discount Note a pro-rata portion of the OID on such Discount Note which is attributable to the "accrual period" in which such day is included. Accrual periods with respect to a Discount Note may be of any length and may vary in length over the term of the Discount Note as long as (i) no accrual period is longer than one year and (ii) each scheduled payment of interest or principal on the Discount Note occurs on either the final or first day of an accrual period. The amount of the OID attributable to each accrual period will be the product of the "adjusted issue price" at the beginning of such accrual period and the yield to maturity of the Discount Note (stated in a manner appropriately taking into account the length of the accrual period). The yield to maturity is the discount rate that, when used in computing the present value of all payments to be made under the Discount Note, produces an amount equal to the issue price of the Discount Note. The adjusted issue price of a Discount Note at the beginning of an accrual period

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generally will equal the issue price of the Discount Note plus the aggregate amount of OID that accrued in all prior accrual periods, less any cash payments on the Discount Note.

    FOREIGN CURRENCY DENOMINATED NOTES. A U.S. Holder of a 12.40% Note will be required to include in income the U.S. dollar value of the amount of OID and, if applicable, market discount (provided an election is made to accrue the market discount currently (see "-- Market Discount, Acquisition Premium")) that has accrued during an accrual period. The U.S. dollar value of such accrued income will be determined in the same manner discussed above with respect to U.S. Holders of 11.15% Notes that are on an accrual method of tax accounting. See "--Payments of Interest on the Senior Notes -- Foreign Currency Denominated Notes" above. At the time the interest so accrued in a prior accrual period is received, the U.S. Holder will realize exchange gain or loss equal to the difference, if any, between the spot rate of the foreign currency received by the U.S. Holder and the amount of interest income previously accrued for such period. Such exchange gain or loss, if any, will be ordinary gain or loss and generally will not be treated as interest income or expense, except to the extent provided by administrative pronouncements of the Service.

    EFFECT OF MANDATORY AND OPTIONAL REDEMPTIONS ON OID. In the event of a Change of Control, the Company will be required to offer to redeem all of the Notes at redemption prices specified elsewhere herein. In the event that the Company receives net proceeds from one or more Equity Offerings, the Company may, at any time prior to April 15, 2001, use all or a portion of such net proceeds to redeem the Notes in amounts and at redemption prices specified elsewhere herein. Under the OID Regulations, computation of yield and maturity of the Notes is not affected by such redemption rights and obligations if, based on all the facts and circumstances as of the issue date, payments on the Notes are significantly more likely than not to occur in accordance with the stated payment schedule of the Notes (that does not reflect a Change of Control or Equity Offerings). The Company believes, based on all of the facts and circumstances as of the issue date, that the stated payment schedule is significantly more likely than not to occur with respect to the Notes. Therefore, the Company will not take the redemption rights and obligations into account in determining the yield and maturity of the Notes.

    The Company may redeem the Notes, in whole or in part, at any time on or after April 15, 2003, at redemption prices specified elsewhere herein, plus accrued and unpaid interest to the date of redemption. The OID Regulations contain rules for determining the yield and maturity of any instrument that may be redeemed prior to its stated maturity date at the option of the issuer. Under the OID Regulations, solely for purposes of the accrual of OID, it is assumed that the issuer will exercise any option to redeem a debt instrument if such exercise will lower the yield-to-maturity of the debt instrument. The Company believes that it will not be presumed to redeem the Notes prior to their stated maturity under the foregoing rules because the exercise of such option would not lower the yield-to-maturity of the Notes.

    APPLICABLE HIGH YIELD DISCOUNT OBLIGATIONS

    If the yield to maturity on the Discount Notes equals or exceeds the sum of
(x) the "applicable federal rate" (as determined under Section 1273(d) of the Code) (or, in the case of the 12.40% Notes, the foreign currency rate of interest that is analogous to the applicable federal rate) in effect for the month in which the Discount Notes are issued (the "AFR") and (y) five percent, and the OID on such Discount Notes is "significant," such Discount Notes will be considered AHYDOs, as defined in Section 163(i) of the Code. With respect to any Discount Notes that are AHYDOs, the Company would not be entitled to a deduction for OID accrued on such Discount Notes for U.S. federal income tax purposes until such time as the Company actually paid interest on such Discount Notes. For April, 1998, the long-term AFR was 5.89% (based on semi-annual compounding) and the mid-term AFR was 5.62% (based on semi-annual compounding). The appropriate AFR depends upon the weighted average maturity of the Discount Notes. Moreover, if the yield to maturity on any of the Discount Notes exceeds the sum of (x) the AFR and (y) six percent (such excess is referred to as the "Disqualified Yield"), the deduction for OID accrued on such Discount Notes will be permanently disallowed (regardless of whether the Company actually pays interest on such Discount Notes) to the extent such OID is attributable to the Disqualified Yield on the such Discount Notes ("Dividend-Equivalent Interest"). For purposes of the dividends-received deduction, such Dividend-Equivalent Interest generally will be treated as a dividend to the extent it is deemed to have been paid out of the Company's current or accumulated earnings and profits. Accordingly, a U.S. Holder that is a corporation may be entitled to a dividends-received deduction with respect to any Dividend-Equivalent Interest received by such corporate U.S. Holder in respect of the Discount Notes.

    MARKET DISCOUNT, ACQUISITION PREMIUM

    GENERAL. If a U.S. Holder acquires a Note for an amount that is less than its stated redemption price at maturity, or in the case of a Discount Note issued with OID, its revised issue price (generally, adjusted issue price at the time of acquisition), the amount of the difference will be treated as "market discount," unless such difference is less than a specified de minimis amount. Under the market discount rules of the Code, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition (including a gift) of, a Note as ordinary income to the extent of any accrued market discount that has not previously been included in income. Market discount generally accrues on a straight-line basis over the remaining term of the Note, unless the U.S. Holder elects to accrue market discount on a constant interest method. A U.S. Holder may not be allowed to deduct immediately all or a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry such Note.

    A U.S. Holder may elect to include market discount in income currently as it accrues (either on a straight-line basis or, if the U.S. Holder so elects, on a constant-yield basis), in which case the interest deferral rule set forth in the preceding paragraph will not apply. Such an election will apply to all market discount bonds acquired by the U.S. Holder on or after the first day of the first taxable year to which such election applies and may be revoked only with the consent of the Service.

    A U.S. Holder that acquires a Note for an amount that is greater than the adjusted issue price of such Note, but equal to or less than the sum of all amounts payable on such Note after the purchase date, will be considered to have purchased such Note at an "acquisition premium." Under the acquisition premium rules of the Code and the OID Regulations, the daily portion of OID which such holder must include in its gross income with respect to such Note for any taxable year will be reduced by an amount equal to the OID multiplied by a fraction, the numerator of which is the amount of such acquisition premium and the denominator of which is the OID remaining for the period from the date the Note was purchased to its maturity date.

    FOREIGN CURRENCY DENOMINATED NOTES. A U.S. Holder of 12.40% Notes or 11.15% Notes that elects not to include market discount, if any, in income currently as it accrues, must translate such market discount into U.S. dollars at the spot rate on the date that the 12.40% Notes or 11.15% Notes are disposed of. No part of such accrued market discount is treated as exchange gain or loss. See "-- Original Issue Discount -- Foreign Currency Denominated Notes" for treatment of market discount which a holder elects to include in income currently as it accrues.

    AMORTIZATION OF BOND PREMIUM

    GENERAL. A U.S. Holder that purchases a Note for an amount in excess of the sum of all remaining payments due on the Note after the purchase date (other than payments of qualified stated interest in the case of a Senior Note) will be considered to have purchased the Note at a premium. Such holder may elect to amortize such premium (as an offset to interest income), using a constant-yield method, over the remaining term of the Note. Such election, once made, generally applies to all debt instruments held or subsequently acquired by the U.S. Holder on or after the first taxable year to which the election applies and may be revoked only with the consent of the Service. A U.S. Holder that elects to amortize such premium must reduce its tax basis in the Note by the amount of the premium amortized during its holding period. With respect to a U.S. Holder that does not elect to amortize bond premium, the amount of such premium will be included in the U.S. Holder's tax basis for purposes of computing gain or loss in connection with a taxable disposition of the Note.

    FOREIGN CURRENCY DENOMINATED NOTES. Amortizable bond premium in respect of a 12.40% Note or 11.15% Note will be computed in, and, if an election is made to amortize such premium, will reduce interest income in, units of foreign currency. At the time amortized bond premium offsets interest income, exchange gain or loss, which will be taxable as ordinary income or loss, will be realized with respect to amortized bond premium on such 12.40% Note or 11.15% Note based on the difference between the spot rate of exchange on the date or dates such premium is recovered through interest payments on such Note and the spot rate of exchange on the date on which the U.S. Holder acquired the 12.40% Note or 11.15% Note. With respect to a U.S. Holder that does not elect to amortize bond premium, the amount of bond premium will constitute a market loss when the 12.40% Note or 11.15% Note matures.

    SALE OR OTHER DISPOSITION

    GENERAL. In general, upon the sale, exchange or redemption of a Note, a U.S. Holder will recognize taxable gain or loss equal to the difference between
(i) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (not including any amount attributable to accrued but unpaid qualified stated interest) and (ii) the U.S. Holder's adjusted tax basis in the Note. A U.S. Holder's adjusted tax basis in a Note generally will be equal to the cost of the Note to such U.S. Holder (or the portion of the Unit purchase price allocable to such Note), increased by the amount of any market discount and OID previously taken into income by the U.S. Holder and reduced by the amount of any amortized bond premium and all payments received by the U.S. Holder (other than payments of qualified stated interest).

    Subject to the discussion of market discount above, gain or loss realized on the sale, exchange or redemption of a Note will be capital gain or loss. Capital gain recognized by individual U.S. Holders generally will be subject to a maximum federal income tax rate of (i) 39.6% if the U.S. Holder held the Note for not more than one year, (ii) 28% if the U.S. Holder held the Note for more than one year but not more than eighteen months, and (iii) 20% if the U.S. Holder held the Note for more than eighteen months. The distinction between capital gain or loss and ordinary income or loss is also relevant for purposes of, among other things, limitations with respect to the deductibility of capital losses.

    FOREIGN CURRENCY DENOMINATED NOTES. Gain or loss realized on the sale, exchange or redemption of a 12.40% Note or 11.15% Note that is attributable to fluctuations in currency exchange rates will be ordinary income or loss, which will not be treated as interest income or expense. Such foreign currency gain or loss will be realized only to the extent of the total gain or loss realized by a U.S. Holder on the sale, exchange or redemption of the 12.40% Note or 11.15% Note. A U.S. Holder will have a tax basis in any foreign currency received on the sale, exchange or redemption of a 12.40% Note or 11.15% Note equal to the U.S. dollar value of such foreign currency, determined at the time of such sale, exchange or redemption.

NON-U.S. HOLDERS

    In general, subject to the discussion below:

    (a) payments of principal or interest (including OID) on the Notes by the Company or any paying agent to a beneficial owner of a Note that is a Non-U.S. Holder will not be subject to U.S. withholding tax, provided that, in the case of interest or accrued OID, (i) such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, within the meaning of Section 871(h)(3) of the Code, (ii) such Non-U.S. Holder is not a "controlled foreign corporation" (within the meaning of the Code) that is related, directly or indirectly, to the Company through stock ownership, (iii) such Non-U.S. Holder is not a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iv) the certification requirements under Section 871(h) or Section 881(c) of the Code and Treasury Regulations thereunder (summarized below) are satisfied;

    (b) a Non-U.S. Holder of a Note will not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such Note, unless (i) such Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (ii) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the U.S. and, if certain tax treaties apply, is attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder, or (iii) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates; and

    (c) a Note held by an individual who is not a citizen or resident of the U.S. at the time or his death will not be subject to U.S. estate tax as a result of such individual's death, provided that, at the time of such individual's death, the individual does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote and payments with respect to such Note would not have been effectively connected with the conduct by such individual of a trade or business in the U.S.

    To satisfy the certification requirements referred to in (a)(iv) above, Sections 871(h) and 881(c) of the Code and currently effective Treasury Regulations thereunder require that either (i) the beneficial owner of a Note must certify, under penalties of perjury, to the Company or its paying agent, as the case may be, that such owner is a Non-U.S. Holder and must provide such owner's name and address, and U.S. taxpayer identification number ("TIN"), if any, or (ii) a securities clearing organization, bank or other financial institution that holds customers securities in the ordinary course of its trade or business (a "Financial Institution") and holds the Note on behalf of the beneficial owner thereof must certify, under penalties of perjury, to the Company or its paying agent, as the case may be, that such certificate has been received from the beneficial owner and must furnish the payor with a copy thereof. A certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Non-U.S. Holder after delivery of the certificate in the calendar year of its delivery and the two immediately succeeding calendar years. Under temporary Treasury Regulations, such requirement will be fulfilled if the beneficial owner of a Note certifies on IRS Form W-8, under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address, and any Financial Institution holding the Note on behalf of the beneficial owner files a statement with the withholding agent to the effect that it has received such a statement from the beneficial owner (and furnishes the withholding agent with a copy thereof).

    Treasury Regulations published on October 14, 1997 (the "New Regulations"), and, pursuant to an announcement made by the Service on March 30, 1998, effective for payments made after December 31, 1999, will provide alternative methods for satisfying the certification requirements described above. The New Regulations also would require, in the case of Notes held by a foreign partnership, that (i) the certification be provided by the partners rather than by the foreign partnership and (ii) the partnership provide certain information, including a U.S. taxpayer identification number. A look-through rule would apply in the case of tiered partnerships.

    If a Non-U.S. Holder of a Note is engaged in a trade or business in the U.S., and if interest (including OID) on the Note or gain realized on the sale, exchange or other disposition of the Note are effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, are attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to regular U.S. income tax on such interest, dividends or gain in the same manner as if it were a U.S. Holder. In lieu of the certificate described above (with respect to non-effectively connected interest), such a Non-U.S. Holder will be required, under currently effective Treasury Regulations, to provide the Company with a properly executed IRS Form 4224 in order to claim an exemption from withholding tax. In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments. For purposes of the branch profits tax, interest (including OID) on a Note and any gain recognized on the sale, exchange or other disposition of a Note will be included in the earnings and profits of such Non-U.S. Holder if such interest, dividends or gain are effectively connected with the conduct by a Non-U.S. Holder of a trade or business in the United States. The New Regulations will change certain of the withholding reporting and certification requirements described above, effective for payments made after December 31, 1999, subject to certain grandfathering provisions.

    In the event the Notes were treated as equity, the periodic payments received by a Non-U.S. Holder on the Notes would not qualify for the portfolio interest exemption from U.S. federal income tax described above. Rather, the periodic payments would be subject to a 30% U.S. federal withholding tax (or reduced rate under an applicable tax treaty) if income on the Notes was not effectively connected with a U.S. trade or business of such Non-U.S. Holder. Under currently effective Treasury Regulations, a withholding agent would be required to withhold tax from all payments made on the stock regardless of the Company's earnings and profits, but holders could apply for refunds if such stock's share of the Company's earnings and profits were less than the amount of the payments. Under the New Regulations, and with respect to payments made after December 31, 1999, a company may reduce the amount of withholding required under the foregoing rule if it elects to make a reasonable estimate of its current and accumulated earnings and profits.

    Non-U.S. Holders should consult with their tax advisors regarding U.S. and foreign tax consequences with respect to the Notes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Backup withholding of U.S. federal income tax at a rate of 31% may apply to payments made in respect of a Note to a holder that is not an "exempt recipient" and that fail to provide certain identifying information (such as the holder's
TIN) in the manner required. Generally, individuals are not exempt recipients, whereas corporations and certain other entities are exempt recipients. Payments made in respect of a Note must be reported to the Service, unless the holder is an exempt recipient or otherwise establishes an exemption.

    In the case of payments to a Non-U.S. Holder of interest on a Note, Treasury Regulations provide that backup withholding and information reporting will not apply to payments with respect to which either requisite certification has been received or an exemption has otherwise been established (provided that neither the Company nor a paying agent has actual knowledge that the holder is a U.S. Holder or that the conditions of any other exemption are not in fact satisfied).

    Payments of the proceeds of a sale of a Note to or through a foreign office of a broker that is a U.S. person, a "controlled foreign corporation" (within the meaning of the Code) or a foreign person, 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment was effectively connected with the conduct of a trade or business within the

U.S., are currently subject to certain information reporting requirements, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is a Non-U.S. Holder and no actual knowledge that such evidence is false and certain other conditions are met. Temporary Treasury Regulations indicate that such payments are not currently subject to backup withholding. Under current Treasury Regulations, payments of the proceeds of a sale of a Note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. Holder and satisfies certain other qualifications (and no agent or broker who is responsible for receiving or reviewing such statement has actual knowledge that it is incorrect) and provides his or her name and address or the payee otherwise establishes an exemption.

    Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available. Any amounts withheld under the backup withholding rules from a payment to a holder of a Note will be allowed as a refund or credit against such holder's U.S. federal income tax, provided that the required information is furnished to the Service.

    As noted above, the Treasury Department recently issued the New Regulations. In general, the New Regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the New Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. Although the New Regulations do not take effect until after December 31, 1999, the Service announced on March 30, 1998, that it will regard the 1999 calendar year as a transition period for the administration of the withholding tax system. Accordingly, in enforcing compliance with current withholding rules for 1999, the Service will take into account the extent to which a withholding agent makes a good faith effort to transform its information systems to comply with the New Regulations. A holder of a Note should consult with its tax advisor regarding the application of the backup withholding rules to its particular situation, the availability of an exemption therefrom, the procedure for obtaining such an exemption, if available, and the impact of the New Regulations on payments made with respect to Notes after December 31, 1999.

    THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF UNITED STATES FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES OR OTHER TAX LAWS.

CERTAIN FEDERAL REPUBLIC OF GERMANY INCOME TAX CONSIDERATIONS

    The following summary sets forth the opinion of Oppenhoff & Radler, German tax counsel to the Company, as to the principal German income tax consequences of an exchange of Existing Notes for the Exchange Notes and the ownership and disposition of the Exchange Notes under German income tax laws as of the date hereof. This summary is based on current provisions of German law and upon the facts concerning the Company as of the date hereof. Legislative, judicial, or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to holders.

    THE FOLLOWING DISCUSSION IS FOR GENERAL INFORMATION ONLY AND REFLECTS GERMAN LAW AS OF THE DATE OF THIS PROSPECTUS. THE TAX TREATMENT MAY VARY DEPENDING UPON A HOLDER'S PARTICULAR SITUATION. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF

PURCHASING, HOLDING AND DISPOSING OF THE EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY GERMAN FEDERAL STATE OR LOCAL TAX LAWS.

THE EXISTING NOTES -- UNITS

    The Existing Notes were originally issued and sold as part of a Unit allocated between the components of such Units based on the Company's best judgment of the relative fair market values on the issue date.The Company's allocation is not binding on the German tax authorities. If the German tax authorities do not accept the Company's allocation, the amount of accrued OID, if any, on the Notes, the amount of a gain or loss on the sale or other disposition of a Note will be different from the amounts that would result under the allocation determined by the Company.

    The exchange of the Existing Notes for the Exchange Notes pursuant to the Exchange Offers should not be a taxable event for German income tax purposes.

INCOME TAX

    Interest paid (or, if income of the holder is determined on an accrual basis, including OID, if any, accrued) on a Note that is (i) paid to holders who are residents of the Federal Republic of Germany for tax purposes or which are corporations that maintain their statutory seats or principal places of management in the Federal Republic of Germany ("German Holder"), or is (ii) attributable to a permanent establishment maintained by, or a fixed base regularly available to, a holder otherwise not deemed to be resident in the Federal Republic of Germany for German tax purposes (hereinafter "Foreign Holder"), is subject to German income tax by assessment at regular German tax rates. The same applies to accrued interest and accrued OID, if any, at the time of the sale or redemption of the Notes and included in the price or redemption price. Such interest or OID, if any, is also subject to a solidarity surcharge (SOLIDARITATSZUSCHLAG) equal to 5.5% of the otherwise applicable German income tax liability attributable to such interest income.

WITHHOLDING TAX

    Under current German law, principal and interest on the Notes will be payable without imposition of, or deduction or withholding imposed or levied by, the Federal Republic of Germany, unless any of the circumstances described below are met.

    Recipients of interest on the Notes will be subject to an advance deduction for income tax payable by the recipient of interest (ZINSABSCHLAG, hereinafter the "Deduction") under certain circumstances. The Deduction will apply, INTER ALIA, at a rate of 30% of the gross amount of interest paid or disbursed by a German financial institution, including a German branch of a foreign financial institution, but excluding a foreign branch of a German financial institution (hereinafter, the "Disbursing Agent") if the Disbursing Agent holds the Notes in custody.

    The Deduction will apply to:

    (i) a holder of a Note who is resident in the Federal Republic of Germany, which, for purposes of German taxation, includes a natural person having a residence or habitual abode in the Federal Republic of Germany, and a juridical person having its statutory seat or place of management in the Federal Republic of Germany, or

    (ii) a holder of a Note who is not resident in the Federal Republic of Germany and who is therefore taxable in the Federal Republic of Germany only with respect to certain German-source income if according to German tax law the interest received from such Note constitutes income from such certain German sources (such as income effectively connected with a German trade or business, income from the letting and leasing of German property, etc.).

    Where a holder of a Note disposes of the Note prior to maturity, the excess of interest having accrued since the last interest payment up to the disposal of the Note (hereinafter "Accrued Interest") over any accrued interest paid by the holder of a Note to the same Disbursing Agent during the same calendar year will be subject to the Deduction at a rate of 30%, provided the Accrued Interest is credited separately.

    In case the interest is not paid in cash and interest received in cash is not sufficient to cover the Deduction, the holder of the Note is obliged under German law to provide the person who is obliged to withhold the Deduction with the shortfall. Otherwise, the person who is obliged to withhold the Deduction must notify the competent tax authorities accordingly.

    Due to the fact that the Discount Notes carry OID, an additional Deduction may apply if such Discount Note is repaid at maturity or sold by the holder of a Discount Note prior to maturity, as follows:

        (x) a positive difference between the issue price or purchase price paid by such holder (and attributable to the Discount Note) and the redemption amount or selling price, respectively, will be subject to the Deduction at a rate of 30%, provided the same Disbursing Agent acquired or sold the Discount Note and has, since such acquisition or sale, held such Discount Notes in custody;

        (y) in cases in which the Disbursing Agent did not acquire or sell the Discount Note, and did not hold the Discount Note in custody, the Deduction will apply at a rate of 30% calculated on 30% of the redemption amount, or on 30% of the selling price, respectively.

    A solidarity surcharge (Solidaritatszuschlag) at a rate of 5.5% of the amount of the Deduction (the rate mentioned above of 30% increases to 31.65%), applies while the solidarity surcharge is in effect.

    The Deduction gives rise to a refundable tax credit against a German resident holder's assessed liability to corporate or personal income tax in the case of (i) above. The same applies in the case of (ii) above with respect to a holder of a Note not resident in the Federal Republic of Germany.

CAPITAL GAINS

    Gains derived from the sale or other disposition of Notes by a holder, other than those attributable to Accrued Interest or OID, if any, are not subject to tax in the Federal Republic of Germany, unless (i) in the case of a Foreign Holder, the gains are attributable to a permanent establishment maintained by, or a fixed base regularly available to, such holder in the Federal Republic of Germany, or (ii) in the case of a German Holder, such holder is a corporate entity resident for tax purposes in the Federal Republic of Germany or the Notes were otherwise held as business assets of the holder, or (iii) a speculative capital gain (i.e., if the time period between the acquisition and the disposal of the Notes does not exceed six months and the Notes do not qualify as business assets) is given by a German resident who holds the Notes.

THE FOREGOING SUMMARY DOES NOT DISCUSS ALL ASPECTS OF FEDERAL REPUBLIC OF GERMANY INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF NOTES, IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. PROSPECTIVE HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PURCHASING, HOLDING AND DISPOSING OF EXCHANGE NOTES, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL REPUBLIC OF GERMANY TAX LAWS.

                              PLAN OF DISTRIBUTION

    Reference is made to "The Exchange Offers" above for a description of the Exchange Offers, including the purpose of the Exchange Offers, the basis upon which the Exchange Notes are offered and expenses incurred in connection with the Exchange Offers.


    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a copy of this Prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Existing Notes where such Existing Notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities. For a period of 180 days after the closing of the Exchange Offers, Viatel will use its best efforts to maintain the effectiveness of the Registration Statement and to amend and supplement the Prospectus contained therein in order to permit such Prospectus to be lawfully delivered by any broker-dealer for use in connection with any such resale. However, if any holder is acquiring Exchange Notes in the Exchange Offers for the purpose of distributing or participating in a distribution of the Exchange Notes, such holder cannot rely on the position of the staff of the Commission enunciated in the no-action letters regarding MORGAN STANLEY & CO., INCORPORATED (available June 5, 1991) and EXXON CAPITAL HOLDINGS CORPORATION (available May 13, 1988), or interpreted in the Commission's interpretative letter to SHEARMAN & STERLING (available July 2, 1993), or similar no-action or interpretive letters, will not be entitled to validly tender Existing Notes in the Exchange Offers and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of such Existing Notes, unless such sale or transfer is made pursuant to an exemption from, or in a transaction not subject to, such requirements.


    Viatel will not receive any proceeds from the exchange of Existing Notes for Exchange Notes or from the sale of Exchange Notes by any broker-dealer or any other person. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, and at market prices prevailing at the time of resale, or at the prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker or dealer and/or the purchasers of any Exchange Notes. Any broker or dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offers and any person that participates in the distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit from any such resale of Exchange Notes or any commissions or concessions received by any such person may be deemed to be underwriting compensation under the Securities Act. The Letters of Transmittal state that by acknowledging that it will deliver and by delivering a Prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    Viatel has agreed to pay all expenses incidental to the Exchange Offers other than commissions or concessions of any broker-dealer and will indemnify holders of the Existing Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

    By acceptance of these Exchange Offers, each broker-dealer that receives Exchange Notes pursuant to the Exchange Offers agrees that, upon receipt of notice from Viatel of the happening of any event which makes any statement in this Prospectus untrue in any material respect or which requires the making of any changes in this Prospectus in order to make the statements therein not misleading (which notice Viatel agrees to delivery promptly to such broker-dealers), such broker-dealer will suspend use of this Prospectus until Viatel has amended or supplemented this Prospectus to correct such misstatement or omission and has furnished copies of the amended or supplemented Prospectus to such broker-dealer or until such broker-dealer is advised in writing by Viatel that the use of the Prospectus may be resumed, and such broker-dealer has received copies of any additional or supplemental filings that are incorporated by reference in the Prospectus.

    The Exchange Notes are new securities for which there currently is no market. It is not intended that the Exchange Notes will be listed on any national or foreign securities exchange and will not be authorized for trading on Nasdaq. There can be no assurance that an active market for the Exchange Notes will develop or as to the liquidity of any such market.

                                 LEGAL MATTERS

    The validity of the Exchange Notes will be passed upon for the Company by Kelley Drye & Warren LLP, New York, New York, counsel to the Company.

                                    EXPERTS

    The consolidated financial statements and schedule of Viatel, Inc. and subsidiaries as of December 31, 1996 and 1997 and for each of the years in the three year period ended December 31, 1997 appearing herein and elsewhere in the Registration Statement have been included herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, upon the authority of such firm as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
VIATEL, INC. AND SUBSIDIARIES

Independent Auditors' Report...............................................................................        F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997...............................................        F-3

Consolidated Statements of Operations for the Years Ended
  December 31, 1995, 1996 and 1997.........................................................................        F-4

Consolidated Statements of Stockholders' Equity (Deficiency) for the
  Years ended December 31, 1995, 1996 and 1997.............................................................        F-5

Consolidated Statements of Cash Flows for the Years ended
  December 31, 1995, 1996 and 1997.........................................................................        F-6

Notes to Consolidated Financial Statements for the Years
  Ended December 31, 1995, 1996 and 1997...................................................................        F-7

Condensed Consolidated Balance Sheet as of March 31, 1998 (Unaudited)......................................       F-20

Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 1997 and 1998
  (Unaudited)..............................................................................................       F-21

Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 1997 and 1998
  (Unaudited)..............................................................................................       F-22

Notes to Condensed Consolidated Financial Statements for the Three Months Ended March 31, 1997 and 1998
  (Unaudited)..............................................................................................       F-23

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Viatel, Inc:

    We have audited the consolidated balance sheets of Viatel, Inc. and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viatel, Inc. and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New York, New York
March 4, 1998, except as to note 13(c),
  which is as of March 18, 1998

                         VIATEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1997

                                                                                        1996            1997
                                                                                   --------------  --------------
                                     ASSETS
Current Assets:
  Cash and cash equivalents......................................................  $   75,796,102  $   21,095,635
  Marketable securities, current.................................................       8,181,332       3,499,691
  Trade accounts receivable, net of allowance for doubtful accounts of $602,000
    and $1,041,000, respectively.................................................       8,542,305      10,980,737
  Other receivables..............................................................       4,402,944       6,505,875
  Prepaid expenses...............................................................         789,307       1,347,814
                                                                                   --------------  --------------
    Total current assets.........................................................      97,711,990      43,429,752
                                                                                   --------------  --------------
Marketable securities, non-current...............................................       9,004,075      22,546,591
Property and equipment, net......................................................      21,074,417      54,093,748
Deferred financing and registration fees, net of accumulated amortization of
  $742,000 and $1,121,000, respectively..........................................       3,046,897       2,668,541
Intangible assets, net...........................................................       1,973,910       1,670,251
Other assets.....................................................................       1,853,161       2,400,315
                                                                                   --------------  --------------
                                                                                   $  134,664,450  $  126,809,198
                                                                                   --------------  --------------
                                                                                   --------------  --------------
                LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current Liabilities:
  Accrued telecommunications costs...............................................  $   11,915,671  $   16,899,194
  Accounts payable and other accrued expenses....................................       5,916,223      15,232,939
  Current installments of notes payable..........................................        --             3,099,454
  Current installments of obligations under capital leases.......................          96,064         273,469
  Commissions payable............................................................         349,646         258,533
                                                                                   --------------  --------------
    Total current liabilities....................................................      18,277,604      35,763,589
                                                                                   --------------  --------------
Long term liabilities:
  Senior discount notes, less discount of $42,945,967 and $30,845,388,
    respectively.................................................................      77,754,033      89,854,612
  Notes payable, excluding current installments..................................        --             7,684,963
  Obligations under capital leases, excluding current installments...............         149,983         569,719
  Equipment purchase obligation..................................................        --             1,500,000
                                                                                   --------------  --------------
    Total long term liabilities..................................................      77,904,016      99,609,294
                                                                                   --------------  --------------
Commitments and contingencies
Stockholders' equity (deficiency):
  Preferred Stock, $.01 par value. Authorized 1,000,000 shares, no shares issued
    and outstanding..............................................................        --              --
  Common Stock, $.01 par value. Authorized 50,000,000 shares, issued and
    outstanding 22,513,226 and 22,635,267 shares, respectively...................         225,132         226,353
  Additional paid-in capital.....................................................     125,236,410     125,661,323
  Unearned compensation..........................................................        (130,080)        (65,040)
  Cumulative translation adjustment..............................................        (862,458)     (5,356,474)
  Accumulated deficit............................................................     (85,986,174)   (129,029,847)
                                                                                   --------------  --------------
    Total stockholders' equity (deficiency)......................................      38,482,830      (8,563,685)
                                                                                   --------------  --------------
                                                                                   $  134,664,450  $  126,809,198
                                                                                   --------------  --------------
                                                                                   --------------  --------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                        1995            1996            1997
                                                                   --------------  --------------  --------------
Telecommunications revenue.......................................  $   32,313,293  $   50,418,694  $   73,018,004
                                                                   --------------  --------------  --------------
Operating expenses:
  Costs of telecommunications services...........................      27,648,340      42,130,308      63,504,031
  Selling, general and administrative expenses...................      24,327,537      32,856,785      36,075,778
  Depreciation and amortization..................................       2,636,787       4,801,624       7,717,236
  Equipment impairment loss......................................         560,419        --              --
                                                                   --------------  --------------  --------------
    Total operating expenses.....................................      55,173,083      79,788,717     107,297,045
Other income (expenses):
  Interest income................................................       3,281,926       1,852,323       3,685,711
  Interest expense...............................................      (8,856,317)    (10,848,025)    (12,450,343)
  Share in loss of affiliate.....................................         (41,530)         (9,625)       --
                                                                   --------------  --------------  --------------
    Net loss.....................................................  $  (28,475,711) $  (38,375,350) $  (43,043,673)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
    Net loss per common share, basic.............................  $        (2.09) $        (2.47) $        (1.90)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
    Net loss per common share, diluted...........................  $        (2.09) $        (2.47) $        (1.90)
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------
    Weighted average common shares outstanding...................      13,640,980      15,514,479      22,620,178
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

        See accompanying notes to the consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                     NUMBER OF
                        NUMBER OF     CLASS A
                         COMMON       COMMON                 CLASS A    ADDITIONAL                    CUMULATIVE
                          STOCK        STOCK      COMMON     COMMON       PAID-IN       UNEARNED     TRANSLATION    ACCUMULATED
                         SHARES       SHARES       STOCK      STOCK       CAPITAL     COMPENSATION    ADJUSTMENT      DEFICIT
                       -----------  -----------  ---------  ---------  -------------  -------------  ------------  --------------
Balance at January 1,
  1995...............   10,716,135    2,904,846  $ 107,161  $  29,048  $  29,982,211   $   --        $      1,523  $  (19,135,113)
Issuance of
  restricted common
  stock..............       20,000      --             200     --            116,800       (78,000)       --             --
Foreign currency
  translation
  adjustment               --           --          --         --           --             --            (166,199)       --
  Net loss...........      --           --          --         --           --             --             --          (28,475,711)
                       -----------  -----------  ---------  ---------  -------------  -------------  ------------  --------------
Balance at December
  31, 1995...........   10,736,135    2,904,846    107,361     29,048     30,099,011       (78,000)      (164,676)    (47,610,824)
Issuance of
  restricted common
  stock..............       66,666      --             667     --            389,333       (52,080)       --             --
Issuance of common
  stock, net of
  $9,541,954 issue
  costs..............    8,667,000      --          86,670     --         94,375,376       --             --             --
Conversion of Class A
  common stock to
  common stock.......    2,904,846   (2,904,846)    29,048    (29,048)      --             --             --             --
Stock options
  exercised..........      138,579      --           1,386     --            372,690       --             --             --
Foreign currency
  translation
  adjustment.........      --           --          --         --           --             --            (697,782)       --
Net loss.............      --           --          --         --           --             --             --          (38,375,350)
                       -----------  -----------  ---------  ---------  -------------  -------------  ------------  --------------
Balance at December
  31, 1996...........   22,513,226      --         225,132     --        125,236,410      (130,080)      (862,458)    (85,986,174)
Stock options
  exercised..........      122,041      --           1,221     --            424,913       --             --             --
Earned
  compensation.......      --           --          --         --           --              65,040        --             --
Foreign currency
  translation
  adjustment.........      --           --          --         --           --             --          (4,494,016)       --
Net loss.............      --           --          --         --           --             --             --          (43,043,673)
                       -----------  -----------  ---------  ---------  -------------  -------------  ------------  --------------
Balance at December
  31, 1997...........   22,635,267      --       $ 226,353  $      --  $ 125,661,323   $   (65,040)  $ (5,356,474) $ (129,029,847)
                       -----------  -----------  ---------  ---------  -------------  -------------  ------------  --------------
                       -----------  -----------  ---------  ---------  -------------  -------------  ------------  --------------


                           TOTAL
                       -------------
Balance at January 1,
  1995...............  $  10,984,830
Issuance of
  restricted common
  stock..............         39,000
Foreign currency
  translation
  adjustment                (166,199)
  Net loss...........    (28,475,711)
                       -------------
Balance at December
  31, 1995...........    (17,618,080)
Issuance of
  restricted common
  stock..............        337,920
Issuance of common
  stock, net of
  $9,541,954 issue
  costs..............     94,462,046
Conversion of Class A
  common stock to
  common stock.......       --
Stock options
  exercised..........        374,076
Foreign currency
  translation
  adjustment.........       (697,782)
Net loss.............    (38,375,350)
                       -------------
Balance at December
  31, 1996...........     38,482,830
Stock options
  exercised..........        426,134
Earned
  compensation.......         65,040
Foreign currency
  translation
  adjustment.........     (4,494,016)
Net loss.............    (43,043,673)
                       -------------
Balance at December
  31, 1997...........  $  (8,563,685)
                       -------------
                       -------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                                                                         1995             1996             1997
                                                                    ---------------  ---------------  ---------------
Cash flows from operating activities:
  Net loss........................................................  $   (28,475,711) $   (38,375,350) $   (43,043,673)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.................................        2,636,787        4,801,624        7,717,236
    Interest expense on senior discount notes.....................        8,773,438       10,783,468       12,478,935
    Accrued interest income on marketable securities..............         (714,468)        (369,761)      (2,002,089)
    Provision for losses on accounts receivable...................        1,229,473        2,224,953        2,733,220
    Share in loss of affiliate....................................           41,530            9,625        --
    Earned compensation...........................................           39,000          337,920           65,040
    Deferred financing and registration costs.....................         (460,032)       --               --
    Equipment impairment loss.....................................          560,419        --               --
  Changes in assets and liabilities:
    Increase in accounts receivable...............................       (2,127,611)      (6,057,936)      (6,220,589)
    Increase in prepaid expenses and other receivables............       (2,593,863)      (1,013,989)      (1,479,665)
    Increase in other assets and intangible assets................         (991,345)        (315,056)      (1,021,891)
    Increase in accrued telecommunications costs, accounts
      payable, accrued expenses and commissions payable...........        3,592,930        1,643,858        8,248,754
                                                                    ---------------  ---------------  ---------------
      Net cash used in operating activities.......................      (18,489,453)     (26,330,644)     (22,524,722)
                                                                    ---------------  ---------------  ---------------
  Cash flows from investing activities:
    Purchase of property, equipment and software..................      (11,377,850)      (9,423,191)     (34,190,052)
    Purchase of marketable securities.............................      (55,495,423)     (30,571,006)     (49,097,155)
    Proceeds from maturity of marketable securities...............       30,078,399       38,807,045       40,123,514
    Investment in affiliate.......................................         (262,214)        (101,904)       --
    Issuance of notes receivable..................................        --                (303,227)       --
                                                                    ---------------  ---------------  ---------------
    Net cash used in investing activities.........................      (37,057,088)      (1,592,283)     (43,163,693)
                                                                    ---------------  ---------------  ---------------
  Cash flows from financing activities:
    Borrowings on notes payable...................................        --               --              11,120,672
    Proceeds from issuance of Common Stock........................        --              94,836,122          426,134
    Payments under capital leases.................................       (1,306,453)         (63,885)        (524,859)
    Repayment of notes payable....................................         (999,463)       --                (336,255)
    Borrowings under bank credit line.............................        --               --                 600,000
                                                                    ---------------  ---------------  ---------------
    Net cash (used in) provided by financing activities...........       (2,305,916)      94,772,237       11,285,692
                                                                    ---------------  ---------------  ---------------
Effects of exchange rate changes on cash..........................           25,757           11,878         (297,744)
                                                                    ---------------  ---------------  ---------------
Net (decrease) increase in cash and cash equivalents..............      (57,826,700)      66,861,188      (54,700,467)
Cash and cash equivalents at beginning of year....................       66,761,614        8,934,914       75,796,102
                                                                    ---------------  ---------------  ---------------
Cash and cash equivalents at end of year..........................  $     8,934,914  $    75,796,102  $    21,095,635
                                                                    ---------------  ---------------  ---------------
                                                                    ---------------  ---------------  ---------------
Supplemental disclosures of cash flow information:
  Interest paid...................................................  $        58,040  $        64,557  $       134,409
                                                                    ---------------  ---------------  ---------------
                                                                    ---------------  ---------------  ---------------
  Equipment acquired under capital lease obligations..............  $     --         $       309,933  $     1,122,000
                                                                    ---------------  ---------------  ---------------
                                                                    ---------------  ---------------  ---------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    (A) DESCRIPTION OF BUSINESS

    Viatel, Inc. (the "Company") is an international telecommunications company providing international and domestic long distance telecommunications services, primarily to small and medium-sized business carriers and resellers.

    (B) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation. Investments in affiliates in which the Company has significant influence but does not exercise control are accounted for under the equity method.

    (C) CASH AND CASH EQUIVALENTS

    The Company's policy is to maintain its uninvested cash at minimum levels. Cash equivalents, which include highly liquid debt instruments purchased with a maturity of three months or less, were $71,765,458 and $8,204,924 at December 31, 1996 and 1997, respectively.

    (D) REVENUE

    The Company records telecommunications revenue as earned, at the time services are provided.

    (E) PROPERTY AND EQUIPMENT

    Property and equipment consist principally of telecommunications related equipment such as switches, fiber optic cable systems, remote nodes and related computer software and is stated at cost. Equipment acquired under capital leases is stated at the present value of the future minimum lease payments. Maintenance and repairs are expensed as incurred.

    Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Leasehold improvements are amortized over the life of the lease or useful life of the improvement, whichever is shorter. The estimated useful lives are as follows:

                                                                 5 to 7
Communications systems.........................................  years
Fiber optic cable systems......................................  15 years
                                                                 2 to 5
Leasehold improvements.........................................  years
Furniture, equipment and other.................................  5 years

    (F) INTANGIBLE ASSETS

    Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight-line basis over the expected periods to be benefitted, seven years.

    Acquired employee base and sales force in place represents the intangible assets associated with the acquisition of independent sales organizations and is being amortized over three years.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Deferred financing and registration fees represent costs incurred to issue and register debt and are being amortized over the term of the related debt.

    The costs of all other intangible assets are being amortized over their useful lives, ranging from three to seven years.

    (G) INCOME TAXES

    Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income or expense in the period it occurs.

    (H) FOREIGN CURRENCY TRANSLATION

    Foreign currency assets and liabilities are translated using the exchange rates in effect at the balance sheet date. Results of operations are translated using the average exchange rates prevailing throughout the year. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities into U.S. dollars are accumulated as part of the foreign currency translation adjustment in stockholders' equity. Gains and losses from foreign currency transactions are included in selling, general and administrative expenses in the period in which they occur. For the years ending December 31, 1995, 1996 and 1997, the Company experienced $107,846 in foreign exchange transaction gains and $10,637 and $858 in foreign exchange transaction losses, respectively.

    (I) NET LOSS PER SHARE

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), for year-end 1997. SFAS 128, which supersedes APB Opinion No. 15, "Earnings Per Share" was issued in February 1997. SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") for complex capital structures on the face of the statement of operations. Basic EPS is computed by dividing income or loss by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Per share amounts for 1996 and 1995 have been retroactively restated to give effect to SFAS 128 and were not different from EPS measured under APB No. 15.

    Net loss and weighted average shares outstanding used for computing diluted loss per common share were the same as that used for computing basic loss per common share for each of the years ended December 31, 1995, 1996 and 1997.

    The Company had potentially dilutive common stock equivalents of 474,137, 969,836 and 1,052,200 for the years ended December 31, 1995, 1996 and 1997, respectively, which were not included in the computation of diluted net loss per common share because they were antidilutive for the periods presented.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (J) CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments and trade receivables. The Company restricts investment of temporary cash investments to financial institutions with high credit standing. The Company does not believe there is any concentration of credit risk on trade receivables as a result of the large and diverse nature of the Company's worldwide customer base.

    (K) RECLASSIFICATIONS

    Certain reclassifications have been made to the prior year's financial statements to conform to the current year's presentation.

    (L) USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    (M) ADDITIONAL ACCOUNTING POLICIES

    Additional accounting policies are incorporated into the notes herein.

    (N) STOCK OPTION PLAN

    Prior to January 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense was recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123, had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. See Note 11.

    (O) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

    The Company adopted the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" on January 1, 1996. SFAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of SFAS 121 did not have a material impact on the Company's financial position, results of operations, or liquidity.

(2) INVESTMENTS IN DEBT SECURITIES

    Management determines the appropriate classification of its investments in debt securities at the time of purchase and classifies them as held to maturity or available for sale. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company does not invest in securities for the purpose of trading and as such does not classify any securities as trading.

    The amortized cost of debt securities classified as held to maturity are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and interest are included in interest income. There were no securities classified as held to maturity as of December 31, 1996 or 1997.

    The following is a summary of the fair value of securities available for sale at December 31, 1996 and 1997:

                                                                     1996           1997
                                                                 -------------  -------------
Corporate debt securities......................................  $   9,131,726  $  13,481,881
U.S. Treasury obligations......................................      6,932,280      2,027,510
Federal agencies obligations...................................      1,121,401     10,536,891
                                                                 -------------  -------------
    Total......................................................  $  17,185,407  $  26,046,282
                                                                 -------------  -------------
                                                                 -------------  -------------

    Unrealized gains or losses on securities classified as available for sale are not material at December 31, 1996 and 1997.

    Securities available for sale at December 31, 1997 by contractual maturity are shown below:

Due within one year............................................  $3,499,691
Due after one year through two years...........................   1,027,799
Due after two years............................................  21,518,792
                                                                 ----------
Total..........................................................  $26,046,282
                                                                 ----------
                                                                 ----------

    Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(3) PROPERTY AND EQUIPMENT

    Property and equipment consists of the following as of December 31:

                                                                                         1996           1997
                                                                                     -------------  -------------
Communications system..............................................................  $  20,514,213  $  43,321,912
Fiber optic cable systems..........................................................        309,933      1,431,933
Leasehold improvements.............................................................      2,122,911      3,254,515
Furniture, equipment and other.....................................................      4,750,137      8,923,806
Construction in progress...........................................................        100,962     10,093,614
                                                                                     -------------  -------------
                                                                                        27,798,156     67,025,780
Less accumulated depreciation and amortization.....................................      6,723,739     12,932,032
                                                                                     -------------  -------------
                                                                                     $  21,074,417  $  54,093,748
                                                                                     -------------  -------------
                                                                                     -------------  -------------

    At December 31, 1996 and 1997, construction in progress represents a portion of the current expansion of the European Network. For the years ended December 31, 1995, 1996 and 1997, $508,600, $66,500 and $163,000, respectively, of interest was capitalized with respect to this project.

(4) INTANGIBLE ASSETS

    Intangible assets consist of the following as of December 31:

                                                                                         1996           1997
                                                                                     -------------  -------------
Acquired employee base and sales force in place....................................  $   1,607,225  $   1,607,225
Goodwill...........................................................................        474,065        474,065
Purchased software.................................................................      1,157,467      1,493,546
Other..............................................................................        374,539        849,276
                                                                                     -------------  -------------
                                                                                         3,613,296      4,424,112
Less accumulated amortization......................................................      1,639,386      2,753,861
                                                                                     -------------  -------------
                                                                                     $   1,973,910  $   1,670,251
                                                                                     -------------  -------------
                                                                                     -------------  -------------

(5) ACCOUNTS PAYABLE AND ACCRUED EXPENSES

    Accounts payable and accrued expenses consists of the following as of December 31:

                                                                                           1996          1997
                                                                                       ------------  -------------
Accounts payable.....................................................................  $    870,875  $   5,972,722
Accrued expenses.....................................................................     3,792,657      3,252,750
Accrued capital expenditures.........................................................       --           4,738,902
Accrued compensation and benefits....................................................     1,252,691      1,268,565
                                                                                       ------------  -------------
                                                                                       $  5,916,223  $  15,232,939
                                                                                       ------------  -------------
                                                                                       ------------  -------------

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(6) LINE OF CREDIT AND LETTERS OF CREDIT

    The Company has a revolving line of credit agreement which provides for secured borrowings of up to $2.3 million. Borrowings under this line of credit agreement can be made under either of the following interest rate formulas: (i) the lending institution's prime rate or (ii) the LIBOR rate plus two hundred basis points. The Company had $0.6 million and no borrowings under the line of credit agreement at December 31, 1997 and 1996, respectively. The terms of the line of credit agreement include, among other provisions, requirements for maintaining defined levels of securities and other liquid collateral. At December 31, 1997, standby letters of credit of approximately $1.6 million have been issued under this line of credit agreement.

    The weighted-average interest rate on short-term borrowings under this line of credit agreement at December 31, 1997 was 8.0%.

(7) LONG TERM LIABILITIES

    (A) SENIOR DISCOUNT NOTES

    On December 21, 1994, the Company issued $120,700,000, representing the aggregate principal amount of 15% senior unsecured discount notes due January 15, 2005 (the "1994 Notes") for approximately $58,000,000. The notes will fully accrete on a semiannual compounding basis to face value on January 15, 2000 with semiannual interest payments commencing July 15, 2000 until maturity.

    The notes are redeemable at the Company's option, in whole or in part, at any time on or after January 15, 2000 until maturity at redemption prices that range from 110% to 100% of the notes' face value plus accrued interest. Upon a change of control, the Company is required to make an offer to purchase the notes at a purchase price equal to 101% of their accreted value, plus accrued interest, if any. The notes contain certain covenants that, among other things, limit the ability of the Company and certain of its subsidiaries to incur indebtedness, make pre-payments of certain indebtedness and pay dividends.

    On December 31, 1997, the Company estimated the fair value of these notes to be $98,371,000. The estimate is based on quoted market prices for the notes.

    On March 3, 1998, the Company commenced a tender offer to purchase all of the outstanding 1994 Notes and a consent solicitation to eliminate most of the covenants in the indenture relating to the 1994 Notes. The total consideration to be paid for the 1994 Notes will be determined by reference to a fixed spread of 100 basis points over the yield to maturity of the United States Treasury 6.375% Notes Due January 15, 2000. Assuming the extinguishment of the 1994 Notes is completed on March 31, 1998, the Company expects to record an extraordinary loss of approximately $28.3 million related to the early extinguishment of debt comprised of the following: (i) a premium of approximately $24.7 million, (ii) approximately $2.6 million in unamortized deferred financing and registration fees, and (iii) approximately $1.0 million of other associated costs. The tender offer is subject to completion of the offering of Units, consisting of Senior Notes Due 2008 and shares of convertible redeemable preferred stock of the Company. See Note 15.

    (B) EQUIPMENT FINANCING

    In November and December 1997, the Company entered into Loan and Security Agreements with Charter Financial, Inc. ("Charter") pursuant to which the Company borrowed an aggregate of $11.1 million. Repayment of these loans commenced on either December 1997 or January 1998, respectively, and

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(7) LONG TERM LIABILITIES (CONTINUED)
are repayable in thirty-two or thirty-six successive monthly installments. Under the terms of these arrangements, the Company is required to satisfy certain EBITDA, unrestricted cash and tangible net worth requirements. Obligations under these Loan and Security Agreements are secured by the grant to Charter of a security interest in certain designated telecommunications equipment. A portion of the payment obligations under these borrowing arrangements are also secured by letters of credit issued by The Chase Manhattan Bank.

    (C) EQUIPMENT PURCHASE OBLIGATION

    Equipment purchase obligation represents the long term portion of accrued capital expenditures which will be financed in 1998. In connection with the financing of such equipment, which was delivered to the Company in the fourth quarter of 1997, the Company has entered into an agreement with Charter which is expected to contain substantially similar terms and provisions as previous equipment financings. The Company expects such financing to be completed in the second quarter of 1998.

(8) STOCKHOLDERS' EQUITY

    On October 23, 1996, the Company completed an initial public offering ("IPO") of its Common Stock, through which it sold 8,667,000 shares of Common Stock at $12 a share and raised approximately $104 million of gross proceeds ($94.5 million of net proceeds).

    In connection with the IPO, all shares of then Class A Common Stock were converted into shares of Common Stock at a ratio of one-to-one and all then outstanding shares of Common Stock were subject to a reverse stock split at a ratio of 3-to-2. In addition, the Company's stockholders approved an amendment to the Company's Certificate of Incorporation which (i) authorized the Board of Directors to issue up to 1 million shares of Preferred Stock, $.01 par value per share, of which no shares were issued and outstanding at December 31, 1996, in one or more series and to fix the powers, voting rights, designations and preferences of each series and (ii) eliminated the Class A Common Stock.

    All earnings per share and share data presented herein have been restated retroactively to reflect the conversion of the Class A Common Stock into Common Stock and the reverse stock split of all then outstanding shares of Common Stock.

(9) INCOME TAXES

    The statutory Federal tax rates for the years ended December 31, 1995, 1996 and 1997 were 35%. The effective tax rates were zero for the years ended December 31, 1995, 1996 and 1997 due to the Company incurring net operating losses for which no tax benefit was recorded.

    For Federal and foreign income tax purposes, the Company has unused net operating loss carryforwards of approximately $93.9 million expiring in 2007 through 2012. The availability of the net operating loss carryforwards to offset income in future years is restricted as a result of the Company's issuance of its Common Stock and as a result of future sales of Company stock and other events.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(9) INCOME TAXES (CONTINUED)
    The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

                                                                         DECEMBER 31,
                                                                ------------------------------
                                                                     1996            1997
                                                                --------------  --------------
Accounts receivable principally due to
  allowance for doubtful accounts.............................  $      352,000  $      587,000
OID Interest not deductible in current period.................       6,914,000      11,149,000
Federal net operating loss carryforwards......................      21,432,000      29,093,000
Foreign net operating loss carryforwards......................       1,242,000       3,777,000
                                                                --------------  --------------
      Total gross deferred tax assets.........................      29,940,000      44,606,000
Less valuation allowance......................................     (29,940,000)    (44,606,000)
                                                                --------------  --------------
      Net deferred tax assets.................................  $     --        $     --
                                                                --------------  --------------
                                                                --------------  --------------

    In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning in making these assessments. During 1996 and 1997, the valuation allowance increased by $13,610,000 and $14,666,000, respectively.

(10) SEGMENT DATA

    The information below summarizes export sales by geographic area.

                                                                          1995           1996           1997
                                                                      -------------  -------------  -------------
Latin America.......................................................  $  12,093,771  $  14,401,901  $  16,240,483
Asia/Pacific Rim....................................................      4,375,412      6,159,507      8,198,705
Middle East.........................................................        554,139         77,832          1,403
Africa..............................................................      1,207,225         78,833       --
Other...............................................................        369,425        267,446       --
                                                                      -------------  -------------  -------------
                                                                      $  18,599,972  $  20,985,519  $  24,440,591
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(10) SEGMENT DATA (CONTINUED)
    The information below summarizes the results of operations and selected balance sheet data for the Company's European geographic segment.

                                                                          1995           1996           1997
                                                                      -------------  -------------  -------------
Revenue.............................................................  $  11,601,000  $  19,917,000  $  32,647,000
Operating loss......................................................     11,076,000     14,753,000     17,092,000
Capital expenditures................................................      9,959,000      6,475,000     25,544,000
Depreciation expense................................................        243,000      2,258,000      4,019,000


                                                                                     DECEMBER 31,
                                                                      -------------------------------------------
                                                                          1995           1996           1997
                                                                      -------------  -------------  -------------
Identifiable assets.................................................  $  10,216,000  $  15,103,000  $  55,949,000

(11) STOCK OPTION PLAN

    During 1993, the Board of Directors approved the 1993 Flexible Stock Incentive Plan (the "Stock Incentive Plan") under which "non-qualified" stock options ("NQSOs") to acquire shares of Common Stock may be granted to employees, directors and consultants of the Company and "incentive" stock options ("ISOs") to acquire shares of Common Stock may be granted to employees, including non-employee directors. The Stock Incentive Plan also provides for the grant of stock appreciation rights ("SARs") and shares of restricted stock to the Company's employees, directors and consultants.

    The Stock Incentive Plan provides for the issuance of up to a maximum of 2,333,333 shares of Common Stock and is currently administered by the Compensation Committee of the Board of Directors. Under the Stock Incentive Plan, the option price of any ISO may not be less than the fair market value of a share of Common Stock on the date on which the option is granted. The option price of an NQSO may be less than the fair market value on the date the NQSO is granted if the Board of Directors so determines. An ISO may not be granted to a "ten percent stockholder" (as such term is defined in Section 422A of the Internal Revenue Code) unless the exercise price is at least 110% of the fair market value of the Common Stock and the term of the option may not exceed five years from the date of grant. Common Stock subject to a restricted stock purchase or bonus agreement is transferable only as provided in such agreement. The maximum term of each stock option granted to persons other than ten percent stockholders is ten years from the date of grant.

    The per share weighted average fair value of stock options granted during 1996 and 1997 was $2.29 and $5.99, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: (1) a risk free interest rate of 5.5% in 1996 and 1997, (2) an expected life of 10 years for both 1996 and 1997, (3) volatility of approximately 35.9% for 1996 and 52.2% for 1997 and (4) an annual dividend yield of 0% for both 1996 and 1997.

    The Company applies APB Opinion No. 25 in accounting for its Stock Incentive Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(11) STOCK OPTION PLAN (CONTINUED)
under SFAS No. 123, the Company's net loss would have been increased to the pro forma amounts indicated below:

                                                               1995        1996        1997
                                                            ----------  ----------  ----------
As reported net loss (in 000s)............................  $  (28,476) $  (38,375) $  (43,044)
Pro forma net loss (in 000s)..............................     (28,642)    (38,986)    (44,171)
As reported net loss per share............................       (2.09)      (2.47)      (1.90)
Pro forma net loss per share..............................       (2.10)      (2.51)      (1.95)

    Pro forma net loss reflects only options granted during 1995, 1996 and 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts because compensation cost is reflected over the options' vesting period of three years and compensation cost for options granted prior to January 1, 1995 is not considered.

    Stock option activity under the Stock Incentive Plan is shown below:

                                                                                             WEIGHTED
                                                                                              AVERAGE
                                                                                             EXERCISE     NUMBER OF
                                                                                              PRICES       SHARES
                                                                                            -----------  -----------
Outstanding at January 1, 1995............................................................   $    3.13       392,654
Granted...................................................................................        5.85       177,654
Forfeited.................................................................................        3.80       (96,171)
                                                                                                 -----   -----------
Outstanding at December 31, 1995..........................................................        4.01       474,137
Granted...................................................................................        6.75       822,265
Forfeited.................................................................................        5.77      (187,987)
Exercised.................................................................................        2.70      (138,579)
                                                                                                 -----   -----------
Outstanding at December 31, 1996..........................................................        6.18       969,836
Granted...................................................................................        8.61       428,194
Forfeited.................................................................................        6.68      (197,135)
Expired...................................................................................        5.46       (26,654)
Exercised.................................................................................        3.49      (122,041)
                                                                                                 -----   -----------
Outstanding at December 31, 1997..........................................................        7.40     1,052,200
                                                                                                 -----   -----------
                                                                                                 -----   -----------

    The following table summarizes weighted-average option exercise price information:

                                            OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                                  ---------------------------------------  ------------------------------
                                      NUMBER       WEIGHTED    WEIGHTED                        WEIGHTED
            RANGE OF              OUTSTANDING AT   AVERAGE      AVERAGE         NUMBER          AVERAGE
            EXERCISE               DECEMBER 31,   REMAINING    EXERCISE     EXERCISABLE AT     EXERCISE
             PRICES                    1997          LIFE        PRICE     DECEMBER 31, 1997     PRICE
--------------------------------  --------------  ----------  -----------  -----------------  -----------
         $0.75 - $3.50                    3,947    6 Years          0.75           3,947            0.75
          3.51 - 5.75                    62,931    7 Years          3.74          62,931            3.74
          5.76 - 8.75                   555,179    9 Years          5.93         369,443            5.85
          8.76 - 12.00                  430,143    10 Years         9.84         132,548            9.68
                                  --------------                     ---         -------             ---
                                      1,052,200                     7.40         568,869            6.47
                                  --------------                     ---         -------             ---
                                  --------------                     ---         -------             ---

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(11) STOCK OPTION PLAN (CONTINUED)
    Prior to the adoption of the Stock Incentive Plan, 5,913 options were granted. These options were exercised at $0.75 per share during the year ended December 31, 1996.

    The exercise price of all options approximates the fair market value of the Common Stock on the date of grant.

    In addition, prior to the adoption of the Stock Incentive Plan, the Board of Directors authorized the issuance of up to 233,333 shares of Common Stock as compensation to employees and consultants of the Company of which 219,639 are available for issuance at December 31, 1997.

(12) EQUIPMENT IMPAIRMENT LOSS

    On August 4, 1995, the Company entered into an agreement (the "Termination Agreement") with TMI USA (Delaware), Inc. ("TMI") which terminated its existing agreements. Pursuant to the terms of the Termination Agreement, the Company prepaid the existing capital lease obligation of $1,025,000, thereby acquiring all of the equipment previously leased from TMI. The capital lease obligation was payable over a three year term expiring on December 31, 1996. In addition, on August 4, 1995, the Company entered into a short-term facilities management agreement with TMI effective through August 31, 1996, pursuant to which TMI performed maintenance, equipment housing, site preparation, network extension and other similar services for the European Network under its present configuration. Thereafter, the Company managed the European Network using its own personnel rather than a third party provider.

    As a result of the Termination Agreement, the Company has written off the costs relating to the original installation of such equipment. Accordingly, the Company has recognized non-cash charges of approximately $560,000 which represent the original installation costs of such equipment and the difference between the carrying value and the expected selling price of the equipment not redeployed.

(13) COMMITMENTS AND CONTINGENCIES

    (A) LEASES

    At December 31, 1997, the Company was committed under non-cancelable operating and capital leases for the rental of office space and for fiber optic cable systems.

    The Company's future minimum capital and operating lease payments are as follows:

                                                                      CAPITAL      OPERATING
                                                                    ------------  ------------
1998..............................................................  $    349,098  $  1,211,500
1999..............................................................       271,456     1,054,882
2000..............................................................       201,825       997,279
2001..............................................................       184,228       639,008
2002..............................................................       --            464,991
Thereafter........................................................       --          1,534,057
                                                                    ------------  ------------
                                                                       1,006,607  $  5,901,717
                                                                                  ------------
                                                                                  ------------
Less interest costs...............................................       163,419
                                                                    ------------
                                                                    $    843,188
                                                                    ------------
                                                                    ------------

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(13) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Total rent expense amounted to $948,826, $1,530,889 and $1,326,433 for the years ended December 31, 1995, 1996 and 1997, respectively.

    (B) CARRIER CONTRACTS

    The Company has entered into contracts to purchase transmission capacity from various domestic and foreign carriers. By committing to purchase minimum volumes of transmission capacity from carriers, the Company is able to obtain guaranteed rates which are more favorable than those generally offered in the marketplace. The minimum volume commitments are approximately $13.8 million for the year ending December 31, 1998. The Company is involved in disputes with carriers arising in the ordinary course of business. The Company believes the outcome of all current disputes will not have a material effect on the Company's financial position or results of operations.

    (C) PURCHASE COMMITMENTS

    The Company is continually upgrading and expanding the European Network and its switching facilities. In connection therewith, the Company has entered into purchase commitments to expend approximately $11.8 million.

    The Company is developing a fiber-optic ring which will connect London, Paris, Brussels, Antwerp, Rotterdam and Amsterdam (the "Circe Network"). In connection with the Circe Network, the Company has signed various letters of intent which currently commit the Company to make certain payments equal to the lesser of actual cost or $5.3 million. The Company's obligations with respect to such amounts are subject to further reduction based on an obligation of the vendor to mitigate damages if the arrangements are terminated by the Company. The Company does not believe that such arrangements, if terminated by the Company prior to April 6, 1998, will result in Company expenditures in excess of $630,000.

    (D) LETTERS OF CREDIT

    The Company has outstanding irrevocable letters of credit in the amount of $1.6 million at December 31, 1997. These letters of credit collateralize the Company's obligations to third parties. The fair value of these letters of credit approximates contract values based on the nature of the fee arrangements with the issuing bank.

    (E) EMPLOYMENT CONTRACTS

    The Company has employment contracts with certain officers at amounts generally equal to such officers' current levels of compensation. The Company's remaining commitments at December 31, 1997 for the next three years under such contracts aggregates approximately $477,000.

    (F) LITIGATION

    In connection with the Company's transition to direct sales organizations in Europe, the Company's former independent sales representative in Madrid, Spain commenced an arbitration proceeding before the American Arbitration Association in New York claiming a breach of contract by the Company and seeking $5.8 million in damages. In May 1997, the Company settled this matter for an aggregate cost, including legal fees, of approximately $0.8 million and exchanged mutual releases. This settlement was charged to selling, general and administrative expenses during 1997.

                         VIATEL, INC. AND SUBSIDIARIES

                        DECEMBER 31, 1995, 1996 AND 1997

(14) REGULATORY MATTERS

    The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any such country would not have a material adverse long-term effect on its business.

(15) SUBSEQUENT EVENTS

    (a) On February 27, 1998, the Company acquired Flat Rate Communications, Inc. ("Flat Rate"), a long distance telecommunications reseller, for $5.0 million of cash, 375,000 shares of the Company's common stock and a contingent payment based upon operating results for the twelve month period ending February 28, 1999 which will range from zero to $21.0 million in cash and zero to 1.0 million shares of common stock. The Company will record this acquisition under the purchase method of accounting. If this acquisition had occurred at January 1, 1997, total telecommunications revenue, net loss and net loss per share would have been $101,753,000 and $44,769,000, and $1.95, respectively.

    (b) To finance the tender offer commenced by the Company on March 3, 1998 and to fund certain proposed capital expenditures and general corporate purposes, the Company is proposing to raise approximately $889.6 million of the gross proceeds through an offering of units consisting of senior notes and shares of convertible redeemable preferred stock and units of senior notes and subordinated convertible debentures.

                         VIATEL, INC. AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET

                                  (UNAUDITED)

                                                                                                      MARCH 31,
                                                                                                         1998
                                                                                                    --------------
                                                      ASSETS

Current assets:
  Cash and cash equivalents.......................................................................  $   26,461,943
  Marketable securities, current..................................................................       1,688,343
  Trade accounts receivable, less allowance for doubtful accounts of $1,313,000...................      13,815,690
  Other receivables...............................................................................       7,283,260
  Prepaid expenses................................................................................       1,283,854
                                                                                                    --------------
    Total current assets..........................................................................      50,533,090
                                                                                                    --------------
Marketable securities, non-current................................................................        --
Property and equipment, net of accumulated depreciation of $15,182,000............................      56,997,123
Deferred financing and registration fees, net of accumulated amortization of $1,217,000...........       2,571,962
Intangible assets, net of accumulated amortization of $3,102,000..................................       9,995,352
Other assets......................................................................................       1,796,104
                                                                                                    --------------
                                                                                                    $  121,893,631
                                                                                                    --------------
                                                                                                    --------------

                                     LIABILITIES AND STOCKHOLDERS' DEFICIENCY

Current liabilities:
  Accrued telecommunications costs................................................................  $   19,572,434
  Accounts payable and other accrued expenses.....................................................      14,878,000
  Current installments of notes payable and obligations under capital leases......................       3,353,527
                                                                                                    --------------
    Total current liabilities.....................................................................      37,803,961
                                                                                                    --------------
Long-term liabilities:
  Senior discount notes, less discount of $27,495,460.............................................      93,204,540
  Notes payable and obligations under capital leases, excluding current installments..............       7,655,835
  Equipment purchase obligation...................................................................       1,500,000
                                                                                                    --------------
    Total long-term liabilities...................................................................     102,360,375
                                                                                                    --------------
Commitments and contingencies
Stockholders' deficiency:
  Preferred Stock, $.01 par value. Authorized 1,000,000 shares, no shares issued and
    outstanding...................................................................................        --
  Common Stock, $.01 par value. Authorized 50,000,000 shares, issued and outstanding 23,077,023...         230,770
  Additional paid-in-capital......................................................................     129,453,149
  Unearned compensation...........................................................................         (48,780)
  Cumulative translation adjustment...............................................................      (5,873,448)
  Accumulated deficit.............................................................................    (142,032,396)
                                                                                                    --------------
    Total stockholders' deficiency................................................................     (18,270,705)
                                                                                                    --------------
                                                                                                    $  121,893,631
                                                                                                    --------------
                                                                                                    --------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                                                      FOR THE THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                    ------------------------------
                                                                                         1997            1998
                                                                                    --------------  --------------
Telecommunications revenue........................................................  $   14,552,334  $   21,238,772
                                                                                    --------------  --------------
Operating Expenses:
  Cost of telecommunications services.............................................      12,079,084      19,104,652
  Selling, general and administrative expenses....................................       8,723,000       8,954,802
  Depreciation and amortization...................................................       1,262,162       2,910,912
                                                                                    --------------  --------------
    Total operating expenses......................................................      22,064,246      30,970,366
                                                                                    --------------  --------------
Other income (expense):
  Interest income.................................................................       1,118,818         509,872
  Interest expense................................................................      (3,009,266)     (3,780,827)
                                                                                    --------------  --------------
    Net loss......................................................................  $   (9,402,360) $  (13,002,549)
                                                                                    --------------  --------------
                                                                                    --------------  --------------
    Net loss per common share, basic and diluted..................................  $        (0.42) $        (0.57)
                                                                                    --------------  --------------
                                                                                    --------------  --------------
    Weighted average common shares outstanding....................................      22,591,745      22,783,095
                                                                                    --------------  --------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                      FOR THE THREE MONTHS ENDED
                                                                                              MARCH 31,
                                                                                    ------------------------------
                                                                                         1997            1998
                                                                                    --------------  --------------
Cash flows from operating activities:
  Net loss........................................................................  $   (9,402,360) $  (13,002,549)
  Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization.................................................       1,262,162       2,910,912
    Interest expense on senior discount notes.....................................       2,992,999       3,446,507
    Accrued interest income on marketable securities..............................        (455,212)       (354,962)
    Provision for losses on accounts receivable...................................         503,993         753,941
    Earned compensation...........................................................          16,260          16,260
  Changes in assets and liabilities:
    Increase in accounts receivable...............................................        (510,106)     (2,731,794)
    Increase in prepaid expenses and other receivables............................        (780,467)     (1,248,084)
    (Increase) decrease in other assets and intangible assets.....................        (290,886)        555,122
    Decrease in accrued telecommunication costs, accounts payable and other
      accrued expenses............................................................      (3,886,064)     (1,116,029)
                                                                                    --------------  --------------
      Net cash used in operating activities.......................................     (10,549,681)    (10,770,676)
                                                                                    --------------  --------------

Cash flows from investing activities:
  Purchase of property, equipment and software....................................      (3,721,743)     (2,715,742)
  Payment for business acquired excluding cash of $364,000........................        --            (5,000,000)
  Purchase of marketable securities...............................................    (118,541,950)     (3,509,922)
  Proceeds from maturity of marketable securities.................................      89,360,201      27,680,804
                                                                                    --------------  --------------
      Net cash (used in) provided by investing activities.........................     (32,903,492)     16,455,140

Cash flows from financing activities:
  Proceeds from issuance of Common Stock..........................................         352,832         421,243
  Repayment of notes payable and bank credit line.................................        --              (576,803)
  Payments under capital leases...................................................        (292,475)        (53,422)
                                                                                    --------------  --------------
      Net cash provided by (used in) financing activities.........................          60,357        (208,982)
                                                                                    --------------  --------------

Effects of exchange rate changes on cash..........................................         (14,246)       (109,174)
                                                                                    --------------  --------------
Net (decrease) increase in cash equivalents.......................................     (43,407,062)      5,366,308
Cash and cash equivalents at beginning of period..................................      75,796,102      21,095,635
                                                                                    --------------  --------------
Cash and cash equivalents at end of period........................................  $   32,389,040  $   26,461,943
                                                                                    --------------  --------------
                                                                                    --------------  --------------

Supplemental disclosures of cash flow information:
  Interest paid...................................................................  $       16,267  $      334,320
                                                                                    --------------  --------------
                                                                                    --------------  --------------
  Equipment acquired under capital lease obligations..............................  $    1,023,000  $     --
                                                                                    --------------  --------------
                                                                                    --------------  --------------

          See accompanying notes to consolidated financial statements.

                         VIATEL, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

             (INFORMATION AS OF MARCH 31, 1998 AND FOR THE PERIODS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(1) INTERIM CONSOLIDATED FINANCIAL STATEMENTS

    The consolidated financial statements as of March 31, 1998 and for the three month periods ended March 31, 1997 and 1998 have been prepared by Viatel, Inc. and subsidiaries (collectively, the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for each period presented have been made on a consistent basis. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations although management believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these financial statements be read in conjunction with the Company's annual consolidated financial statements. Operating results for the three months ended March 31, 1998 may not be indicative of the results that may be expected for the full year. Certain reclassifications have been made to the previous year's financial statements to conform to the current year's presentation.

    The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), for year-end 1997. SFAS 128, which supersedes APB Opinion No. 15, "Earnings Per Share" was issued in February 1997. SFAS 128 requires dual presentation of basic and diluted earnings per share ("EPS") for complex capital structures on the face of the statement of operations. Basic EPS is computed by dividing income or loss by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock. Per share amounts for the three months ended March 31, 1997 and 1998 have been retroactively restated to give effect to SFAS 128 and were not different from EPS measured under APB No. 15.

    Statement of Financial Accounting Standards No. 130 ("SFAS 130"), "Reporting Comprehensive Income," and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," were issued in June 1997. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. This statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income, such as foreign currency fluctuations currently reported in stockholder's equity, be reported in an annual financial statement that is displayed with the same prominence as other financial statements. SFAS 131 establishes standards for the way public companies report information about operating segments in annual financial statements and requires that those companies report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company has adopted SFAS 130 in the first quarter of 1998 and will adopt SFAS 131 for its annual reporting in 1998.

(2) INVESTMENTS IN DEBT SECURITIES

    Management determines the appropriate classification of its investments in debt securities at the time of purchase and classifies them as held to maturity or available for sale. These investments are diversified among high credit quality securities in accordance with the Company's investment policy. Debt securities that the Company has both the intent and ability to hold to maturity are carried at amortized cost. Debt

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1998 AND FOR THE PERIODS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(2) INVESTMENTS IN DEBT SECURITIES (CONTINUED) securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. The Company does not invest in securities for the purpose of trading and as such does not classify any securities as trading.

    The amortized cost of debt securities classified as held to maturity are adjusted for amortization of premiums and accretion of discounts to maturity over the estimated life of the security. Such amortization and interest are included in interest income. There were no securities classified as held to maturity as of March 31, 1998.

    As of March 31, 1998, the Company had corporate debt securities available for sale of $1,688,343 which were, by contractual maturity, due within one year.

    Unrealized gains or losses on securities classified as available for sale are not material at March 31, 1998.

    Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

    There were no changes in the classification of any securities held to maturity or securities available for sale from the time of purchase to the time of maturity or sale.

(3)STOCK INCENTIVE PLAN

    The Amended Stock Incentive Plan (the "Stock Incentive Plan") provides for the issuance of up to a maximum of 2,566,666 shares of the Company's common stock, $.01 par value (the "Common Stock").

    Stock option activity for the three months ended March 31, 1998 under the Stock Incentive Plan is shown below:

                                                                 WEIGHTED AVERAGE   NUMBER OF
                                                                  EXERCISE PRICES     SHARES
                                                                 -----------------  ----------
Outstanding at January 1, 1998.................................      $    7.40       1,052,200
Granted........................................................           5.44       1,117,000
Exercised......................................................           6.31         (66,755)
                                                                         -----      ----------
Outstanding at March 31, 1998..................................      $    6.39       2,102,455
                                                                         -----      ----------
                                                                         -----      ----------

    As of March 31, 1998, 515,369 options were exercisable under the Stock Incentive Plan.

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1998 AND FOR THE PERIODS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(4) COMPREHENSIVE LOSS

                                                                 THREE MONTHS ENDED MARCH 31,
                                                                ------------------------------
                                                                     1997            1998
                                                                --------------  --------------
Net loss......................................................  $   (9,402,360) $  (13,002,549)
Foreign currency translation adjustment.......................      (2,165,449)       (516,974)
                                                                --------------  --------------
Comprehensive loss............................................  $  (11,567,809) $  (13,519,523)
                                                                --------------  --------------
                                                                --------------  --------------

(5) REGULATORY MATTERS

    The Company is subject to regulation in countries in which it does business. The Company believes that an adverse determination as to the permissibility of the Company's services under the laws and regulations of any single country would not have a material adverse long-term effect on its business.

(6) ACQUISITION

    On February 27, 1998, the Company acquired Flat Rate Communications, Inc. ("Flat Rate"), a long distance telecommunications reseller, for $5.0 million of cash, 375,000 shares of Common Stock valued at approximately $3.4 million and a contingent payment based upon operating results for the twelve month period ending February 28, 1999 which will range from zero to $21.0 million in cash and zero to 1.0 million shares of Common Stock. The Company recorded this acquisition under the purchase method of accounting.

(7) SUBSEQUENT EVENTS

    (a)  UNITS OFFERING

    On April 8, 1998, the Company completed an offering of units consisting of senior notes or senior discount notes and shares of 10% Series A Redeemable Convertible Preferred Stock, $.01 par value per share, of the Company (the "Series A Preferred") and units consisting of senior notes or senior discount notes and subordinated convertible debentures (the "Units Offering") through which it raised approximately $889.6 million of gross proceeds ($856.6 million of net proceeds). A portion of the proceeds from the Units Offering were utilized by the Company to retire its 15% Senior Discount Notes due 2005 (the "1994 Notes") pursuant to a tender offer transaction. Additionally, a portion of the proceeds from the Units Offering were used to purchase approximately $122.8 million of U.S. government securities which were pledged as security for the U.S. dollar denominated senior notes and approximately $30.6 million of German government obligations which were pledged as security for the Deutschmark denominated senior notes issued in the Units Offering.

                         VIATEL, INC. AND SUBSIDIARIES

             (INFORMATION AS OF MARCH 31, 1998 AND FOR THE PERIODS

                  ENDED MARCH 31, 1997 AND 1998 IS UNAUDITED)

(7) SUBSEQUENT EVENTS (CONTINUED)
    (b)  PRO FORMA BALANCE SHEET

    The following table presents the effects on the Company's selected balance sheet data of the Units Offering as of March 31, 1998, on a pro forma basis, assuming the Units Offering had occurred at that date.

                                                                       AS OF MARCH 31, 1998
                                                                     -------------------------
                                                                       ACTUAL    PRO FORMA(1)
                                                                     ----------  -------------
Pro forma Balance Sheet Data (000s):
  Cash, cash equivalents and marketable securities.................  $   28,150   $   612,507
  Restricted cash, current and non-current.........................      --           153,347
  Working Capital..................................................      12,729       626,034
  Property and equipment, net......................................      56,997        56,997
  Total assets.....................................................     121,894       887,876
  Series A redeemable convertible preferred stock..................      --            43,820
  Long-term debt, excluding current installments...................     102,360       854,907
  Stockholders' deficiency.........................................     (18,271)      (48,655)

-------------------

(1) Adjusted to give effect to approximately $856.6 million of net proceeds from the Units Offering, capitalization of approximately $30.8 million of debt issue costs and the reduction of additional paid in capital of approximately $2.1 million for issuance costs associated with the Series A Preferred issued as part of certain of the units and the extinguishment of the Company's then existing 1994 Notes for approximately $118.9 million resulting in an extraordinary loss of approximately $28.3 million which includes the writeoff of deferred financing costs of approximately $2.6 million.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE EXCHANGE OFFERS CONTAINED HEREIN, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR IN THE ACCOMPANYING LETTERS OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY VIATEL. NEITHER THIS PROSPECTUS NOR THE ACCOMPANYING LETTERS OF TRANSMITTAL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES NOR DO THEY CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR THE ACCOMPANYING LETTERS OF TRANSMITTAL NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF VIATEL SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Available Information..........................           7
Summary........................................           8
Risk Factors...................................          23
The Exchange Offers............................          39
Use of Proceeds................................          49
Capitalization.................................          50
Unaudited Pro Forma Financial Data.............          51
Selected Consolidated Financial Data...........          55
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          57
Business.......................................          68
Management.....................................          97
Certain Transactions...........................         106
Principal Stockholders.........................         107
Description of the Exchange Notes..............         109
Certain Income Tax Considerations..............         146
Plan of Distribution...........................         157
Legal Matters..................................         158
Experts........................................         158
Index to Financial Statements..................         F-1


                                  VIATEL, INC.

                               OFFERS TO EXCHANGE

                          12.50% SENIOR DISCOUNT NOTES
                                   DUE 2008,

                         11.25% SENIOR NOTES DUE 2008,
                          12.40% SENIOR DISCOUNT NOTES
                                    DUE 2008

                                      AND
                          11.15% SENIOR NOTES DUE 2008
                           WHICH HAVE BEEN REGISTERED
                            UNDER THE SECURITIES ACT

                          FOR ANY AND ALL OUTSTANDING

                          12.50% SENIOR DISCOUNT NOTES
                                   DUE 2008,
                         11.25% SENIOR NOTES DUE 2008,
                          12.40% SENIOR DISCOUNT NOTES
                                    DUE 2008

                                      AND
                         11.15% SENIOR NOTES DUE 2008,
                                 RESPECTIVELY,
                         WHICH HAVE NOT BEEN REGISTERED
                            UNDER THE SECURITIES ACT

                               ------------------

                                   PROSPECTUS
                               ------------------


                                AUGUST 11, 1998


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) EXHIBITS:


 EXHIBIT
  NUMBER                                                   DESCRIPTION OF DOCUMENT
----------             ------------------------------------------------------------------------------------------------

   3(i)(a)*        --  Amended and Restated Certificate of Incorporation of Viatel (incorporated herein by reference to
                       Exhibit 3.1(i)(b) to Viatel's Registration Statement on Form S-1, filed on August 7, 1996,
                       Registration No. 333-09699 ("Viatel's S-1")).

   3(i)(b)**        -- Certificate of Designations, Preferences and Rights of 10% Series A Redeemable Convertible
                       Preferred Stock, $.01 par value.

     3(ii)*        --  Second Amended and Restated Bylaws of Viatel (incorporated herein by reference to Exhibit
                       3.1(ii) of Viatel's Form 10-Q for the fiscal quarter ended September 30, 1997, File No.
                       000-21261).

       4.1**        -- Indenture, dated as of April 8, 1998, between Viatel and The Bank of New York, as Trustee, relating to Viatel's 12.50% Senior Discount Notes Due 2008 (including form of 12.50% Senior
                       Discount Note).

       4.2**        -- Indenture, dated as of April 8, 1998, between Viatel and The Bank of New York, as Trustee, relating to Viatel's 11.25% Senior Notes Due 2008 (including form of 11.25% Senior Note).

       4.3**        -- Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as Trustee, and
                       Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel's
                       12.40% Senior Discount Notes Due 2008 (including form of 12.40% Senior Discount Note).

       4.4**        -- Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as Trustee, and
                       Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel's
                       11.15% Senior Notes Due 2008 (including form of 11.15% Senior Note).

       4.5**        -- Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as Trustee, and
                       Deutsche Bank, Aktiengesellschaft, as German Paying Agent and Co-Registrar, relating to Viatel's
                       10% Subordinated Convertible Debentures Due 2011 (including form of 10% Subordinated Convertible
                       Debenture).

       4.6**        -- Registration Rights Agreement, dated April 3, 1998, among Viatel, Morgan Stanley & Co.
                       Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.) Securities, Inc.
                       and NationsBanc Montgomery Securities LLC.

       4.7**        -- Conversion Shares Registration Rights Agreement, dated April 3, 1998, among Viatel, Morgan
                       Stanley & Co. Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.)
                       Securities, Inc. and NationsBanc Montgomery Securities LLC.

       4.8**        -- Purchase Agreement, dated April 3, 1998, among Viatel, Morgan Stanley & Co. Incorporated, Morgan
                       Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.) Securities, Inc. and NationsBanc
                       Montgomery Securities LLC, as Initial Purchasers.

       5.1         --  Opinion of Kelley Drye & Warren LLP as to the validity of the securities being registered.

      10.1*        --  Common Stock Registration Rights Agreement, dated as of December 15, 1994, among Viatel, Martin
                       Varsavsky, Juan Manuel Aisemberg and Morgan Stanley & Co. Incorporated in connection with
                       Viatel's shares of non-voting Class A Common Stock (incorporated herein by reference to Exhibit
                       10.4 to Viatel's Registration Statement on Form S-4, filed on May 24, 1995, Registration No.
                       33-92696 ("Viatel's 1995 S-4")).

      10.2*        --  Mercury Carrier Services Agreement, dated as of March 1, 1994, between Viatel and Mercury
                       Communications Limited (incorporated herein by reference to Exhibit 10.8 to Viatel's 1995 S-4).

      10.3*        --  Provision and Management Facilities Agreement, dated as of October 17, 1994, between Viatel and
                       Mercury Communications Limited (incorporated herein by reference to Exhibit 10.9 to Viatel's
                       1995 S-4).

      10.4*        --  Stock Purchase Agreement, dated as of September 30, 1993, as amended as of April 5, 1994, and as further amended as of December 21, 1994, between Viatel and S-C V-Tel Investments, L.P.
                       (incorporated herein by reference to Exhibit 10.13 to Viatel's 1995 S-4).

      10.5*        --  Stock Purchase Agreement, dated as of April 5, 1994, between the Company and COMSAT Investments,
                       Inc. (incorporated herein by reference to Exhibit 10.14 to Viatel's 1995 S-4).

      10.6*        --  Shareholders' Agreement, dated as of April 5, 1994, and as amended as of November 22, 1994, by and among Viatel, Martin Varsavsky, Juan Manuel Aisemberg and COMSAT Investments, Inc.
                       (incorporated herein by reference to Exhibit 10.19 to Viatel's 1995 S-4).

      10.7*        --  Shareholders' Agreement, dated as of September 30, 1993, as amended as of December 9, 1993, and as further amended as of April 5, 1994, November 22, 1994 and December 21, 1994, by and among
                       Viatel, Martin Varsavsky and S-C V-Tel Investments, L.P. (incorporated herein by reference to
                       Exhibit 10.21 to Viatel's 1995 S-4).

      10.8*        --  Commercial Lease Agreement, dated as of November 1, 1993, and Addendum, dated as of December 8,
                       1994, between Viatel and 123rd Street Partnership in connection with Viatel's premises located in Omaha, Nebraska (incorporated herein by reference to Exhibit 10.24 to Viatel's 1995 S-4).

      10.9*        --  Facilities Management and Services Agreement, dated as of August 4, 1995, between Viatel U.K.
                       Limited and Telemedia International Ltd. (incorporated herein by reference to Exhibit 10.32 to
                       Viatel's 1995 S-4).

     10.10*        --  Agreement of Lease, dated August 7, 1995, between Viatel and Joseph P. Day Realty Corp.
                       (incorporated herein by reference to Exhibit 10.33 to Viatel's 1995 S-4).

     10.11*        --  Employment Agreement between Viatel and Michael J. Mahoney (incorporated herein by reference to
                       Exhibit 10.12 to Viatel's Annual Report on Form 10-K for the fiscal year ended December 31,
                       1997, File No. 000-21261 (the "1997 Form 10-K")).+

     10.12*        --  Amended Stock Incentive Plan (incorporated herein by reference to Exhibit 10.31 to Viatel's Form
                       10-Q for the fiscal quarter ended September 30, 1997, File No. 000-21261).+

     10.13*        --  Employment Agreement between Viatel and Allan L. Shaw (incorporated herein by reference to
                       Exhibit 10.14 to the 1997 Form 10-K).+

     10.14*        --  Employment Agreement between Viatel and Sheldon M. Goldman (incorporated herein by reference to
                       Exhibit 10.15 to the 1997 Form 10-K).+

     10.15*        --  Mutual Cooperation Agreement, dated as of June 3, 1998, among Viatel, Martin Varsavsky and Jazz
                       Telecom S.A. (incorporated herein by reference to Exhibit 10.16 to Viatel's Current Report on
                       Form 8-K, dated June 8, 1998, File No. 000-21261).

     10.16***        -- Equipment Purchase Agreement, dated June 29, 1998, between Viatel and Nortel PLC.

     10.17         --  Agreement of Lease, dated June 24, 1998, between 685 Acquisition LLC and Viatel, Inc., as amended by a letter agreement, dated July 27, 1998.

     10.18         --  Lease, dated June 23, 1998, between VC Associates, LLC and Viatel New Jersey, Inc.

      12.1**        -- Calculation of Ratio of Earnings to Fixed Charges.

      21.1**        -- Subsidiaries of Viatel.

      23.1         --  Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).

      23.2         --  Consent of KPMG Peat Marwick LLP.

      24.1**        -- Power of Attorney.

      25.1**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 12.50% Senior
                       Discount Notes Due 2008.

      25.2**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 11.25% Senior Notes
                       Due 2008.

      25.3**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 12.40% Senior
                       Discount Notes Due 2008.

      25.4**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 11.15% Senior Notes
                       Due 2008.

      99.1         --  Letter of Transmittal relating to the 12.50% Senior Discount Notes Due 2008 (Dollar
                       Denominated), the 11.25% Senior Notes Due 2008 (Dollar Denominated), the 12.40% Senior Discount
                       Notes Due 2008 (DM Denominated/DTC Held) and the 11.15% Senior Notes Due 2008 (DM
                       Denominated/DTC Held).

      99.2         --  Letter of Transmittal relating to the 12.40% Senior Discount Notes Due 2008 (DM Denominated/DBC
                       Held) and the 11.15% Senior Notes Due 2008 (DM Denominated/ DBC Held).

      99.3         --  Notice of Guaranteed Delivery.


---------

*   Incorporated herein by reference.


**  Previously filed.



*** Confidential treatment granted as to certain portions of this previously filed exhibit.


+  Management contract or compensatory plan or arrangement.


    (b) SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULES:


    Schedule II--Valuation and Qualifying Accounts.


    All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements or related notes.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 6th day of August, 1998.



                                VIATEL, INC.

                                By:             Michael J. Mahoney*
                                     -----------------------------------------
                                                 Michael J. Mahoney
                                       PRESIDENT AND CHIEF EXECUTIVE OFFICER



    In accordance with the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 was signed on the 6th day of August, 1998, by the following persons in the capacities indicated.



             NAME                                 TITLE(S)
------------------------------  ---------------------------------------------

     Michael J. Mahoney*
------------------------------  President, Chief Executive Officer and
      Michael J. Mahoney          Director (Principal Executive Officer)

        Allan L. Shaw*            Senior Vice President, Finance; Chief
------------------------------    Financial Officer (Principal Financial and
        Allan L. Shaw             Accounting Officer); and Director

       Paul G. Pizzani*
------------------------------  Director
       Paul G. Pizzani

      Francis J. Mount*
------------------------------  Director
       Francis J. Mount

------------------------------  Director
        John G. Graham




*By:   /s/ SHELDON M. GOLDMAN
      -------------------------
         Sheldon M. Goldman
          Attorney-in-fact

                         VIATEL, INC. AND SUBSIDIARIES

                SCHEDULE II--VALUATIONS AND QUALIFYING ACCOUNTS

                                                              ADDITIONS
                                                 BALANCE AT   CHARGED TO                                  BALANCE
                                                 BEGINNING    COSTS AND                      OTHER         AT END
DESCRIPTION                                      OF PERIOD     EXPENSES    RETIREMENTS      CHANGES      OF PERIOD
-----------------------------------------------  ----------  ------------  ------------  -------------  ------------
Reserves and allowances deducted from asset
 accounts:
Allowances for uncollectible accounts
 Receivable
  Year ended December 31, 1995.................  $  475,000  $  1,230,000  $  1,232,000       --        $    473,000
  Year ended December 31, 1996.................     473,000     2,225,000     2,096,000       --             602,000
  Year ended December 31, 1997.................     602,000     2,733,000     2,294,000       --           1,041,000
Allowances for asset impairment
  Year ended December 31, 1995.................      --      $    560,000       --            --             560,000
  Year ended December 31, 1996.................     560,000       --            --            --             560,000
  Year ended December 31, 1997.................     560,000       --            --            --             560,000

                                 EXHIBIT INDEX


                                                                                                             SEQUENTIALLY
 EXHIBIT                                                                                                       NUMBERED
  NUMBER                                             DESCRIPTION OF DOCUMENT                                     PAGE
----------             -----------------------------------------------------------------------------------  ---------------

   3(i)(a)*        --  Amended and Restated Certificate of Incorporation of Viatel (incorporated herein by reference to Exhibit 3.1(i)(b) to Viatel's Registration Statement on Form S-1,
                       filed on August 7, 1996, Registration No. 333-09699 ("Viatel's S-1")).
   3(i)(b)**        -- Certificate of Designations, Preferences and Rights of 10% Series A Redeemable
                       Convertible Preferred Stock, $.01 par value.
     3(ii)*        --  Second Amended and Restated Bylaws of Viatel (incorporated herein by reference to
                       Exhibit 3.1(ii) of Viatel's Form 10-Q for the fiscal quarter ended September 30,
                       1997, File No. 000-21261).
       4.1**        -- Indenture, dated as of April 8, 1998, between Viatel and The Bank of New York, as
                       Trustee, relating to Viatel's 12.50% Senior Discount Notes Due 2008 (including form of 12.50% Senior Discount Note).
       4.2**        -- Indenture, dated as of April 8, 1998, between Viatel and The Bank of New York, as
                       Trustee, relating to Viatel's 11.25% Senior Notes Due 2008 (including form of
                       11.25% Senior Note).
       4.3**        -- Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as
                       Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and
                       Co-Registrar, relating to Viatel's 12.40% Senior Discount Notes Due 2008 (including form of 12.40% Senior Discount Note).
       4.4**        -- Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as
                       Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and
                       Co-Registrar, relating to Viatel's 11.15% Senior Notes Due 2008 (including form of
                       11.15% Senior Note).
       4.5**        -- Indenture, dated as of April 8, 1998, among Viatel, The Bank of New York, as
                       Trustee, and Deutsche Bank, Aktiengesellschaft, as German Paying Agent and
                       Co-Registrar, relating to Viatel's 10% Subordinated Convertible Debentures Due 2011
                       (including form of 10% subordinated Convertible Debenture).
       4.6**        -- Registration Rights Agreement, dated April 3, 1998, among Viatel, Morgan Stanley &
                       Co. Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.)
                       Securities, Inc. and NationsBanc Montgomery Securities LLC.
       4.7**        -- Conversion Shares Registration Rights Agreement, dated April 3, 1998, among Viatel,
                       Morgan Stanley & Co. Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc,
                       ING Baring (U.S.) Securities, Inc. and NationsBanc Montgomery Securities LLC.
       4.8**        -- Purchase Agreement, dated April 3, 1998, among Viatel, Morgan Stanley & Co.
                       Incorporated, Morgan Stanley Bank AG, Salomon Brothers Inc, ING Baring (U.S.)
                       Securities, Inc. and NationsBanc Montgomery Securities LLC, as Initial Purchasers.
       5.1         --  Opinion of Kelley Drye & Warren LLP as to the validity of the securities being registered.
      10.1*        --  Common Stock Registration Rights Agreement, dated as of December 15, 1994, among
                       Viatel, Martin Varsavsky, Juan Manuel Aisemberg and Morgan Stanley & Co.
                       Incorporated in connection with Viatel's shares of non-voting Class A Common Stock
                       (incorporated herein by reference to Exhibit 10.4 to Viatel's Registration
                       Statement on Form S-4, filed on May 24, 1995, Registration No. 33-92696 ("Viatel's
                       1995 S-4")).

      10.2*        --  Mercury Carrier Services Agreement, dated as of March 1, 1994, between Viatel and
                       Mercury Communications Limited (incorporated herein by reference to Exhibit 10.8 to
                       Viatel's 1995 S-4).
      10.3*        --  Provision and Management Facilities Agreement, dated as of October 17, 1994, between Viatel and Mercury Communications Limited (incorporated herein by reference to Exhibit 10.9 to Viatel's 1995 S-4).
      10.4*        --  Stock Purchase Agreement, dated as of September 30, 1993, as amended as of April 5,
                       1994, and as further amended as of December 21, 1994, between Viatel and S-C V-Tel
                       Investments, L.P. (incorporated herein by reference to Exhibit 10.13 to Viatel's
                       1995 S-4).
      10.5*        --  Stock Purchase Agreement, dated as of April 5, 1994, between the Company and COMSAT
                       Investments, Inc. (incorporated herein by reference to Exhibit 10.14 to Viatel's
                       1995 S-4).
      10.6*        --  Shareholders' Agreement, dated as of April 5, 1994, and as amended as of November
                       22, 1994, by and among Viatel, Martin Varsavsky, Juan Manuel Aisemberg and COMSAT
                       Investments, Inc. (incorporated herein by reference to Exhibit 10.19 to Viatel's
                       1995 S-4).
      10.7*        --  Shareholders' Agreement, dated as of September 30, 1993, as amended as of December
                       9, 1993, and as further amended as of April 5, 1994, November 22, 1994 and December
                       21, 1994, by and among Viatel, Martin Varsavsky and S-C V-Tel Investments, L.P.
                       (incorporated herein by reference to Exhibit 10.21 to Viatel's 1995 S-4).
      10.8*        --  Commercial Lease Agreement, dated as of November 1, 1993, and Addendum, dated as of
                       December 8, 1994, between Viatel and 123rd Street Partnership in connection with
                       Viatel's premises located in Omaha, Nebraska (incorporated herein by reference to
                       Exhibit 10.24 to Viatel's 1995 S-4).
      10.9*        --  Facilities Management and Services Agreement, dated as of August 4, 1995, between
                       Viatel U.K. Limited and Telemedia International Ltd. (incorporated herein by reference to Exhibit 10.32 to Viatel's 1995 S-4).
     10.10*        --  Agreement of Lease, dated August 7, 1995, between Viatel and Joseph P. Day Realty
                       Corp. (incorporated herein by reference to Exhibit 10.33 to Viatel's 1995 S-4).
     10.11*        --  Employment Agreement between Viatel and Michael J. Mahoney (incorporated herein by reference to Exhibit 10.12 to Viatel's Annual Report on Form 10-K for the fiscal year ended December 31, 1997, File No. 000-21261 (the "1997 Form 10-K")).+
     10.12*        --  Amended Stock Incentive Plan (incorporated herein by reference to Exhibit 10.31 to
                       Viatel's Form 10-Q for the fiscal quarter ended September 30, 1997, File No.
                       000-21261).+
     10.13*        --  Employment Agreement between Viatel and Allan L. Shaw (incorporated herein by reference to Exhibit 10.14 to the 1997 Form 10-K).+
     10.14*        --  Employment Agreement between Viatel and Sheldon M. Goldman (incorporated herein by reference to Exhibit 10.15 to the 1997 Form 10-K).+
     10.15*        --  Mutual Cooperation Agreement, dated as of June 3, 1998, among Viatel, Martin
                       Varsavsky and Jazz Telecom S.A. (incorporated herein by reference to Exhibit 10.16 to Viatel's Current Report on Form 8-K, dated June 8, 1998, File No. 000-21261).
     10.16***        -- Equipment Purchase Agreement, dated June 29, 1998, between Viatel and Nortel PLC.
     10.17         --  Agreement of Lease, dated June 24, 1998, between 685 Acquisition LLC and Viatel,
                       Inc., as amended by a letter agreement, dated July 27, 1998.
     10.18         --  Lease, dated June 23, 1998, between VC Associates, LLC and Viatel New Jersey, Inc.

      12.1**        -- Calculation of Ratio of Earnings to Fixed Charges.
      21.1**        -- Subsidiaries of Viatel.
      23.1         --  Consent of Kelley Drye & Warren LLP (included in Exhibit 5.1).
      23.2         --  Consent of KPMG Peat Marwick LLP.
      24.1**        -- Power of Attorney.
      25.1**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 12.50%
                       Senior Discount Notes Due 2008.
      25.2**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 11.25%
                       Senior Notes Due 2008.
      25.3**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 12.40%
                       Senior Discount Notes Due 2008.
      25.4**        -- Statement of Eligibility of The Bank of New York on Form T-1 relating to the 11.15%
                       Senior Notes Due 2008.
      99.1         --  Letter of Transmittal relating to the 12.50% Senior Discount Notes Due 2008 (Dollar
                       Denominated), the 11.25% Senior Notes Due 2008 (Dollar Denominated), the 12.40%
                       Senior Discount Notes Due 2008 (DM Denominated/DTC Held) and the 11.15% Senior
                       Notes Due 2008 (DM Denominated/DTC Held).
      99.2         --  Letter of Transmittal relating to the 12.40% Senior Discount Notes Due 2008 (DM
                       Denominated/DBC Held) and the 11.15% Senior Notes Due 2008 (DM Denominated/DBC
                       Held).
      99.3         --  Notice of Guaranteed Delivery.


---------

*   Incorporated herein by reference.


**  Previously filed.



*** Confidential treatment granted as to certain portions of this previously filed exhibit.


+  Management contract or compensatory plan or arrangement.